DIA BRAS
exploration

RECEIVED
2008 JAN 16 P 1:08
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

08000250

January 11, 2008

__Via Federal Express__

SUPPL

Securities and Exchange Commission
Division of Corporate Finance - International Corporate Finance
100 F Street, NE
Washington, DC 20549

__Re: Dia Bras Exploration Inc. – File 82-34990__

PROCESSED
JAN 22 2008
THOMSON FINANCIAL

Dear Sir or Madam,

In connection with the Commission's granting to Dia Bras Exploration Inc. ("Company") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, please find enclosed materials filed by the Company in Canada for the period between August 1, 2007 through December 31, 2007.

If you have any questions please do not hesitate to contact me.

Sincerely,

Luce L. Saint-Pierre

Luce L. Saint-Pierre,
Corporate Secretary

Enclosures

600 de Maisonneuve Blvd. West • Suite 2750 • Montréal (Québec) • Canada • H3A 3J2
Tel.: (514) 393-8875 • Fax: (514) 393-8513
Website: www.diabras.com

DIA BRAS EXPLORATION INC.
FILE NO. 82-34990
INFORMATION FROM AUGUST 1, 2007 – DECEMBER 31, 2007

Date	Name of Form
August 1, 2007	News release
August 14, 2007	New release
August 27, 2007	Certification of Interim Filings - CFO
August 27, 2007	Certification of Interim Filings - CEO
August 27, 2007	MD&A
August 27, 2007	Other – BC Form 51-901F
August 29, 2007	Other – Confirmation of mailing
August 29, 2007	Interim Financial Statements
September 13, 2007	News release
September 25, 2007	News release
October 10, 2007	News release
October 16, 2007	News release
October 18, 2007	News release
October 22, 2007	Material change report
October 23, 2007	News release
November 9, 2007	Technical report
November 12, 2007	News release
November 15, 2007	News release
November 15, 2007	News release
November 29, 2007	Confirmation of mailing

November 27, 2007	Other – BC Form 51-901F
November 27, 2007	Interim Financial Statements
November 29, 2007	Certification of Interim Filings - CFO
November 29, 2007	Certification of Interim Filings – CEO
November 27, 2007	MD&A
December 13, 2007	News release
December 19, 2007	News release

DIA BRAS
exploration

RECEIVED
2008 JAN 16 P 1:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

For Immediate Release

TSX Venture Exchange - DIB
No. 20 - 2007

DIA BRAS DRILLS 19 METRES OF 1.39 % Cu IN THE LOWER SKARN AND 3 METRES OF 12.4% Zn IN THE UPPER SKARN AT EL GALLO PROSPECT OF THE BOLIVAR PROPERTY

Montréal, Québec - July 31st, 2007- **Dia Bras Exploration Inc. (TSX-V:** DIB) is pleased to announce more drill intercepts in the El Gallo area from its ongoing surface exploration drilling program at the Bolivar property in the State of Chihuahua, Mexico. These intercepts have identified a new, extensive area of potentially mineable mineralization, which is open down dip and may be significantly larger than presently inferred.

El Gallo is situated some 500 to 800 metres south-southeast of the Bolivar mine where Dia Bras is conducting its pilot-mining program. From late 2003 to the end of 2006, some 2974m in 13 diamond core holes have been drilled at El Gallo. Following a thorough review in early 2007 of the relations between the Upper Skarn and Lower Skarn mineralized trends, it was decided that a 5000m diamond drilling program would be conducted to estimate resources in both skarn units.

In El Gallo, the Upper Skarn mineralization appears to be more continuous along strike than in the Bolivar mine area. A possible explanation is that the mineralization at El Gallo is of a "manto" type rather than being a pipe or breccia.

Better mineralization (higher grades, with thicker and more continuous mineralization) in the Upper Skarn appears to be associated with an intricate relationship between the contact of the granodioritic pluton and the overlying sedimentary skarn sequence Underground mapping, drilling and pilot-mining at the Bolivar mine demonstrates that an apophysis of granodiorite ramps up and over the skarn unit and is physically associated with better mineralization. This relationship has been most notably observed at the Breccia Linda, Titanic and Selena zones of the Bolivar mine, all of particularly good grade and tonnage.

This same relationship has been recognized at El Gallo, where Dia Bras has drilled an area of 150m x 400m on a 50m x 150m drill pattern. The Company intends to extend this pattern to the north and northeast to follow El Gallo mineralization down dip. Since March 2007, 8 drill holes totaling 1 874 metres have been drilled with excellent results. More drilling is planned to extend this initial 5000m program with the objective of preparing the first resource evaluation of the El Gallo area.

This contact relationship is now a major planning factor in the Company's exploration program. It is also important to note that this relationship between a granodioritic apophysis and better mineralization is also inferred to exist at several places along the 3 km trend of exposed skarn mineralization, most notably to the southeast at La Montura, La Pequeña, La Narizona and El Val.

All drill holes reported in this news release are from the area of section 9325N (50 metres composite) which is situated in the core of El Gallo area. Here the mineralization observed in the Upper Skarn unit consists of finely disseminated to semi-massive bands of Cu-Zn mineralization over variable widths.

Drill hole DB07B198 was drilled at azimuth 248° and a dip of -77°. It intersected numerous bands of disseminated Cu-Zn mineralization, with best assays of 2.2% Cu over 4.0 metres in the Upper Skarn. In the Lower Skarn, 3 zones of disseminated sulphide mineralization were observed, with two wider

zones of 7 and 8 metres of greater than 1% Cu. These widths are essentially true widths because of the angle of intercept of the drill hole with the skarns.

Drill hole DB07B199 was drilled at an azimuth of 77° and a dip of -83°. It intersected 3 metres of 10.4% Zn in the Upper Skarn and an impressive 19m of 1.4% Cu in the Lower Skarn. True widths are estimated at 2.5m and 16m, respectively.

Drill hole DB07B201, drilled vertically, intersected both the Upper and Lower Skarn mineralized zones. Assays are pending.

Drill hole DB07B202, drilled at an azimuth of 225° and a dip of -68° intersected high grade Zn mineralization, 3.3m at 6.9% Zn and 3m at 12.4 % Zn, in the Upper Skarn and a 12.5 metres section of 1.3% Cu in the Lower Skarn. These widths are essentially true widths.

Drill Hole DB07B205 was started last week and will be completed within the next week. Assay results will follow.

Table 1: Newly-Reported Assay Results

Drill hole	From	To	Interval	Cu (%)	Zn (%)	Au (ppm)	Ag (ppm)	Zone
DB07B198	126.0	127.0	1.0	0.01	1.61	2.48	5	US
	153.0	167.0	14.0	1.16	0.07	0.08	28	LS
including	153.0	157.0	4.0	2.23	0.16	0.09	43	
	202.0	209.0	7.0	1.00	0.02	0.44	30	LS
	213.0	221.0	8.0	1.26	0.04	0.14	22	LS
including	214.0	215.0	1.0	3.60	0.13	0.53	54	LS
DB07B199	116.0	119.0	3.0	0.19	10.36	0.02	6	US
	233.0	252.0	19.0	1.39	0.11	0.67	27	LS
including	237.0	238.0	1.0	3.46	0.19	1.43	61	
DB07B201	Pending							
DB07B202	63.5	66.8	3.3	0.18	6.9	0.03	7	US
	79.7	82.7	3.0	0.42	12.4	0.02	7	US
	85.0	97.5	12.5	1.3	Nil	0.05	23	LS
	Rest of hole pending							

Table 2: Previously-Reported Assay Results

Drill hole	From	To	Interval	Cu (%)	Zn (%)	Au (ppm)	Ag (ppm)	Zone
DB03B002	132.0	137.0	5.00	1.50	0.20	0.10	17.00	LS
DB04B004	86.0	98.0	12.00	1.20	3.80	0.10	31.00	US
DB04B005	109.0	121.0	12.00	2.10	nil	nil	49.00	LS
DB05B154	74.0	83.0	9.00	2.10	nil	0.10	46.00	LS
DB05B154	138.0	146.0	8.00	1.10	nil	nil	20.50	LS
DB05B156	83.0	102.0	19.00	2.10	0.20	0.30	47.30	LS
DB06B158	74.0	84.0	10.00	2.80	2.10	0.30	57.00	LS
DB06B165	81.5	98.0	16.50	1.00	3.80	0.20	30.00	US
DB07B193	199.0	201.8	2.80	1.60	0.10	0.27	32.00	LS
DB07B196	210.0	226.0	16.00	1.00	nil	0.20	19.00	LS
DB07B197	226.0	248.0	22.00	2.16	0.10	0.70	27.00	LS

Method of analysis
Samples from holes DB07B198 and 199 were analyzed by ICP and AA methods by Chemex at their facilities in Vancouver. Canada. Samples from holes DB07B201, 202 and 204 were analyzed both at Chemex in Vancouver and/or Dia Bras Mexicana lab facilities in Malpaso, Chihuahua.

Quality control
Diamond drill samples sent for analysis consist of half NQ-size diamond core split on site, prepared by ALS Chemex sample preparation laboratory in Chihuahua, Mexico, and assayed for Au and Ag by 50 g fire assay with AA finish at the ALS Chemex North Vancouver Laboratory. Assays for Pb, Zn and Cu are done by Induction Coupled Plasma (ICP) at Chemex and by AA at Malpaso. The quality assurance-quality control (QA-QC) of Dia Bras has been described in detail in both RPA's 43-101 reports of December 2006 at Cusi and October 2005 for Bolivar.

The technical content of this news release has been approved by François Auclair, P. Geo. and Vice-President, Exploration of Dia Bras, a Qualified Person as defined in NI43-101.

About Dia Bras
Dia Bras is a Canadian exploration mining company focused on precious and base metals in the State of Chihuahua in northern Mexico. The Company is committed to developing and adding value to its assets - the Bolivar copper-zinc project and the Cusi silver mining camp. The Company trades on the TSX Venture Exchange under the symbol "DIB".

For further information on Dia Bras visit www.diabras.com or contact:

Thomas L. Robyn	Réjean Gosselin	Nicole Blanchard
Executive Chairman	President & CEO	Managing Partner
Dia Bras Exploration	Dia Bras Exploration	Sun International Communications
(514) 393-8875	(514) 393-8875	(450) 627-6600

Forward-looking statements:

Except for statements of historical fact all statements in this news release without limitation regarding new projects acquisitions future plans and objectives are forward-looking statements which involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.


SW
NE
DB07B201
DB07B198
DB07B199
DB07B202
DB07B205
3.3 m / 0.03; 7.0; 0.18; 6.9
3.0 m / 0.02; 7.0; 0.42; 12.4
1 m / 2.48; 5.0; 0.01; 1.61
14m / 0.08; 28.0; 1.16; 0.07
including
4 m / 0.09; 43.0; 2.23; 0.16
3 m / 0.02; 6.0; 0.19; 10.36
12.5 m / 0.05; 23.0; 1.3; nil
Upper Skarn Mineralization
OPEN
7 m / 0.44; 30.0; 1.00; 0.02
19 m / 0.67; 27.0; 1.39; 0.11
including
1 m / 1.43; 61.0; 3.46; 0.19
Lower Skarn Mineralization
8 m / 0.14; 22.0; 1.26; 0.04
including
1 m / 0.53; 54.0; 3.60; 0.13
LEGEND
TERTIARY
Andesitic dike
CRETACEOUS - TERTIARY
Granodiorite
Andesitic flow
CRETACEOUS
Upper skarn
Lower skarn
LS (dolostone)
Potrero formation
Sphalerite-Chalcopyrite mineralized zone
Chalcopyrite-Sphalerite mineralized zone
DIAMOND DRILLING
Drill hole done
Mineralised intercept
Diamond drilling results:
DDH No.
Lenght / g/t Au; g/t Ag; % Cu; % Zn
100 m

DIA BRAS exploration

Bolivar Mine

Section 9325 NE of the El Gallo Zone

DIA BRAS exploration

TSX Venture Exchange - DIB
No. 21- 2007

DIA BRAS' BOLIVAR PILOT-MINING PROGRAM PRODUCES CONCENTRATE VALUE OF US$4.8 MILLION IN THE SECOND QUARTER

Montréal, Québec – August 14, 2007– Dia Bras Exploration Inc. (DIB-V) reports second quarter net estimated smelter production value from its Bolivar pilot-mining program of US$4.8 million for a cumulative amount of US$10.3 million for the first six months of 2007 compared with US$6.8 million and a cumulative amount of US$12.1 million for the same period in 2006.

During the quarter, the Company processed 28,240 DMT of material averaging grades of 5.27% Zn and 1.13% Cu (cumulative production of 58,254 DMT for the first six months of 2007 at 6.04% Zn and 1.24% Cu). In 2006, the Company had processed 22,584 DMT at grades of 11.17% Zn and 2.19% Cu (cumulative production of 45,045 DMT at grades averaging 12.39% Zn and 2.34% Cu for the first six months of 2006).

Processing of Bolivar material was mostly done at the new Triunfo circuit, where a recovery rate of 87.77% for zinc and 78.17% for copper was achieved during the period (91.87% for zinc and 80.60% for copper in 2006 at the Malpaso circuit). Decreases in recovery rates are due to a combination of lower-grade material being processed and operation of the new Triunfo circuit which remains in fine-tuning mode.

Overall, 2,255 DMT of zinc concentrate and 875 DMT of copper concentrate were produced during the quarter (cumulative production of 5,242 DMT and 2,047 DMT of zinc and copper concentrates) compared with 4,016 DMT of zinc concentrate and 1,413 DMT of copper concentrate in 2006 (cumulative production of 8,784 DMT and 2,834 DMT of zinc and copper concentrates for the first six months of 2006).

During the quarter, direct operating cash costs amounted to US$3.6 million (US$2.4 million for the same period in 2006). The increase in costs is mainly attributable to increased tonnage of material transported from the Bolivar site and processed at the Company's Malpaso milling facilities, higher transport costs due to the inconsistent availability of railroad services, increased labour costs and costs related to the start-up of the new circuit at the Malpaso mill. The operating cash flow was used for the Company's development and exploration activities.

Development efforts to access the Selena and Titanic zones, part of the Fernandez trend, resulted in additional lower grade development material being sent to and processed at the Malpaso milling facilities. "We are now processing material from the Selena zone with a marked increase in mill feed grade" says Dr. Thomas Robyn, the Company's Executive Chairman.

Bolivar Pilot-Mining Program - Q2-2007

	Q2-2007	Q2-2006	Cumulative 6 months 2007	2006
Tonnes processed	28,240	22,584	58,254	45,045
Grade zinc	5.27%	11.17%	6.04%	12.39%
Grade copper	1.13%	2.19%	1.24%	2.34%
Average price zinc per pound	$1.65	$1.65	$1.61	$1.17
Average price copper per pound	$3.45	$3.45	$3.07	$2.69
Tonnes zinc concentrate produced	2,255	4,016	5,242	8,784
Tonnes copper concentrate produced	875	1,413	2,047	2,834
Total tonnage of concentrate in the period	3,130	5,429	7,289	11,618
(in US$ millions)[1]				
Est. Net smelter prod. value - zinc	$3.1	$4.5	$ 6.7	$ 8.1
Est. Net smelter prod. value - copper	1.7	2.5	3.3	4.0
Total net smelter production value	4.8	7.0	10.0	12.1
Operating cash costs	3.6	2.4	7.2	4.7
Direct operating cash margin	$1.2	$4.6	$ 2.8	$ 7.4
(in US$)[1]				
Production value/DMT	$169.97	$212.54	$172,31	$268.62
Operating cash costs/DMT	127.48	106.27	123.91	104.34
Direct operating cash margin/DMT	$42.49	$106.27	$48.40	$164.28

[1] Non-GAAP measures: The Company reports production value, production costs, net smelter revenue per tonne, direct operating cash costs per tonne and gross margin before amortization per tonne even if it is a non-GAAP measure to inform about the approximate value of the quarter sales, isolate the measure of pilot-mining direct operation costs activities less amortization and depreciation. The Company believes this is useful supplemental information however it should not be considered as a substitute for measure of performance prepared in accordance with GAAP.

The Company's total production of concentrate is sold to MRI Trading AG (MRI), a Swiss-based, privately owned commodity trading company, pursuant to a standard concentrate purchase agreement that was renegotiated in May 2007. Total billings to MRI during the quarter amounted to US$4.1 million and include some final settlements from 2006.

The pilot-mining program provides essential data on costs, logistics, grade, recovery and metallurgy that will serve for a feasibility study on the Bolivar property. The objective of the program is to generate sufficient cash flow from zinc and copper concentrate production to help finance development and exploration at the Bolivar mine and elsewhere on the Bolivar project.

It is important to note that Bolivar is not at a commercial production stage. The completion of a feasibility study is required to confirm the economic viability of a property before it is brought into commercial production. The Company expects to complete its exploration program on the Bolivar property and extensions in order to start a feasibility study in 2007.

The Company also reports that, due to exploration focus being placed on the Bolivar and Cusi properties and to the refractory metallurgy of mineralization, the Company has decided to abandon the Promontorio project, located in the region of Ocampo, in the State of Chihuahua, where limited work was performed during the past year.

About Dia Bras

Dia Bras is a Canadian exploration mining company focused on precious and base metals in the State of Chihuahua, in northern Mexico. The Company is committed to developing and adding value to its assets – the Bolivar copper-zinc project and the Cusi silver mining camp. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

-30-

For further information on Dia Bras, visit www.diabras.com or contact:

Thomas L. Robyn
Executive Chairman
Dia Bras Exploration
(514) 393-8875, ext. 241

Réjean Gosselin
President
Dia Bras Exploration
(514) 393-8875, ext. 241

Nicole Blanchard
Managing Partner
Sun International Communications
(450) 627-6600

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward-looking statements: *Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.*

DIA BRAS
exploration

Form 52-109F2 – Certification of Interim Filings

I, LEONARD TEOLI, Chief Financial Officer of DIA BRAS EXPLORATION INC., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of DIA BRAS EXPLORATION INC. (the issuer) for the six-month period ended June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

/...2

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 27, 2007

LEONARD TEOLI
Chief Financial Officer

DIA BRAS
exploration

Form 52-109F2 – Certification of Interim Filings

I, **RÉJEAN GOSSELIN**, Chief Executive Officer of **DIA BRAS EXPLORATION INC.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of **DIA BRAS EXPLORATION INC.** (the issuer) for the six-month period ended June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 27, 2007

RÉJEAN GOSSELIN
President and Chief Executive Officer

DIA BRAS
exploration

RECEIVED

DIA BRAS EXPLORATION INC.
(AN EXPLORATION-STAGE COMPANY)

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the six-month period ended June 30, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis ("MD&A") follows rule 51-102A of Canadian Securities Administrator regarding continuous disclosure for reporting issuers. It is a complement and supplement to the unaudited consolidated financial statements for the six-month period ended June 30, 2007 and should be read in conjunction with those statements. It represents the view of management on the Company's current activities and its past and current financial results, as well as an outlook of the coming months. Unless otherwise specified, all dollar amounts in the MD&A are expressed in Canadian dollars.

1.1 DATE OF MD&A

The MD&A for the six-month period ended June 30, 2007 is as of August 27, 2007.

1.2 FORWARD-LOOKING STATEMENTS

The MD&A contains forward-looking statements that express, as at the date thereof, the Company's expectations, estimates and projections regarding its business, the mining industry and the economic environment in which it operates. Forward-looking statements are reasonable, but involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements, and readers should not place undue reliance on such statements.

1.3 Q2- 2007 HIGHLIGHTS

- The Company appoints three additional highly qualified directors who bring hands-on experience and industry knowledge;
- The drilling program continues at the Bolivar and Cusi projects and generates very interesting results;
- Pilot mining at Bolivar generates sales of concentrate of $4,962,750 in the second quarter.

1.4 NATURE OF ACTIVITIES AND OVERALL PERFORMANCE

Dia Bras Exploration Inc. (the "Company") is an exploration-stage company which owns and/or controls, through its wholly owned Mexican subsidiary Dia Bras Mexicana, more than 15,000 hectares of mining concessions in the State of Chihuahua, Mexico, all currently at the exploration stage.

Until it is determined that the mining properties contain mineral reserves or resources that can be economically mined, they are classified as mining properties. The economic viability of these mining properties has not yet been assessed. The recoverability of costs relating to the mining properties, including deferred exploration expenses, is dependent upon the discovery of economically recoverable reserves and resources, confirmation of the Company's interest in the underlying mineral mining concessions, receipt of necessary permits, the ability of the Company to obtain the necessary financing to complete the development and construction of processing facilities, as well as future profitable production or, alternatively, upon disposal of such properties at an amount equal to the Company's investment therein.

EXPLORATION ACTIVITIES DURING THE THREE-MONTH PERIOD ENDED JUNE 30, 2007

Exploration continued on both the Cusi and Bolivar properties to fully evaluate their economic potential. The core drilling program initiated at the beginning of February 2007 called for 50,000 metres of drilling to be performed equally between the Cusi and Bolivar projects. In the second quarter, 11,412 metres (5,096 Bolivar and 6,316 Cusi) were drilled, bringing the year-to-date production to 20,129 metres of core drilling since the inception of the program.

Other exploration work included surface and underground mapping, sampling, aerial photo interpretation, etc.

a) Cusi Project

The Cusi project is covered by different purchase and option agreements all entered into in 2006.

Minera Cusi agreement

In 2006, the Company entered into an option agreement to earn a 100% interest in several properties (1,133.5 hectares) with Compañia Minera Cusi ("Minera Cusi"), a private Mexican company, for US$5,000,000 payable over three years of which US$1,000,000 has been paid. The properties are subject to a sliding scale royalty in favour of Minera Cusi as follows: 2% NSR if the price of silver is equal to a maximum of US$11.00 per ounce or 3% NSR if the price of silver exceeds US$11.00 per ounce. The Company may withdraw from its option agreement under the proposed acquisition, over the three-year period, by simple notice to Minera Cusi and the forfeiture of payments.

A US$2,000,000 payment was due in August 2007. This payment was postponed as follows: US$1,000,000 to be paid in September 2007 and US$1,000,000 once some mining concession registration issues are settled.

Villalobos and Rodriguez purchase agreement

In 2006, the Company entered into a purchase agreement with Hector Sanchez Villalobos and Carmen Saenz Rodriguez ("Villalobos and Rodriguez") to acquire properties (La Marisa and La India) covering 21.08 hectares. The properties are subject to a 1.5% NSR of up to a maximum of US$1,500,000 in favour of Villalobos and Rodriguez with a US$1,000,000 buy-back option.

Pershimco option agreement

In 2006, the Company entered into an option agreement with Pershimco Resources Inc. ("Pershimco") pursuant to which the Company could earn up to a 70% interest in the San Miguel-La Bamba property covering 36 hectares located in the Cusi District. The property is subject to a 2% NSR of which 1% may be bought back for US$1,000,000. As at June 30, 2007, the Company had earned a 50% interest in the project. Official legal transfer of titles remains to be completed.

Holguin Aragonez purchase agreement

In 2006, the Company entered into a purchase agreement with Manuel Holguin Aragonez ("Holguin") to acquire mining concessions covering 1,676 hectares. The properties are subject to a 1.5% NSR up to a maximum of US$1,500,000 in favour of Holguin with US$1,000,000 buy-back option.

As of this date, the majority of the mining concessions have been registered in the Company's name with some still in the process of registration.

Exploration

The Cusi project is at an advanced exploration stage. Large-scale geological mapping combined with resource definition and reconnaissance drilling completed in 2006 have identified a number of historical workings and prospects with significant mineralized structures, worthy of follow-up.

Fractures, veins, and mine workings occur almost continuously within a 10 km^2 surface, with a number of N/S, NW/SE and NE/SW trending zones of outcropping veins and breccias mineralized with silver and minor-to-disseminated and semi-massive veins of sulphide (Zn-Pb), found within a thick sequence of ignimbrite of Eocene age known as the Bufa Ignimbrite. This unit shows various states of surface alteration, with important zones of up to 100 metres wide intensely altered and believed to be related to fracturing or some brecciation.

The objectives for Cusi during 2007 are twofold: 1) run a classic exploration program with the aim of discovering a high-value deposit and 2) start a bulk-sampling program and pilot-mining activities. In view of these objectives, the following activities were performed:

- Regional mapping,
- Definition drilling,
- Development (dewatering, rehabilitation of old underground workings, etc.) of the previously exploited mines and identifying potential unknown resources.

Geology

The geology program continued and included a large-scale reconnaissance program and local detailed mapping on a scale of 1:200 of the structures and veins making up the various showings of the Cusi project.

Drilling

From April 2007 to June 2007, 6,316 metres of diamond core drilling was performed on the Cusi project, and 780 split core samples were sent for analysis. Drilling was mostly performed as follows: 2,041 metres at Santa Edwiges, 2,480 along the San Marina trend, and 1,795 at Promontorio (Cusi region).

The regional geological mapping program continued and generated a number of interesting exploration prospects. Highlights of the drilling in the Cusi Promontorio Mine area are as follows:

i) Hole DC07B101-B was drilled to test the main, SW-dipping Promontorio vein (Vein "A") and cut 20 metres above Level 7 (see PR of May 8, 2007) where it encountered 8.3 kg of silver over a drill width of 1.5 metre, or about 1.0 metre true width. This interval is within a 9.0-metre drill width (about 6 metres true width) that averages 1.65 kg of silver.

ii) Hole DC07B91 was drilled in the San Antonio open pit area, intersecting a 40.0-metre section averaging 0.1 g/t Au, 101 g/t Ag, Cu, 1.78% Pb and 2.09% Zn, including a 6.0-metre section that assayed 0.2 g/t Au, 336 g/t Ag, 0.1% Cu, 2.1% Pb and 1.3% Zn and a second 7.5-metre section that assayed 0.1 g/t Au, 119 g/t Ag, 0.2% Cu, 5.1% Pb and 8.4% Zn.

La India (refer to Villalobos and Rodriguez purchase agreement)

Minimal work has been carried out in this area during the second quarter ended June 30, 2007.

Santa Edwiges (refer to the Minera Cusi option agreement)

From April 2007 to June 2007, the cleaning and opening of the old working continued, and preparations were made for the construction of a ramp to access silver-rich sulphide material. The old ramp was widened and prepared for a bulk sample which started in May.

Promontorio Mine (refer to the Minera Cusi option agreement)

From April 2007 to June 2007, dewatering continued, with the water level brought down to the 5th level. A drilling program aimed at confirming the historical data indicating potential ore resources between the 7th and 9th levels of the mine has been initiated. A series of drill holes intersected high-grade silver veins, and further work will focus on trying to identify potential resources.

Some of the best results from the Promontorio mine area were intersected in hole DC07B101B, where a 1.5-metre section assayed 8,310 g/t Ag contained in a wider intersection of 9 metres averaging 1,651 g/t Ag.

La Bamba and San Miguel (refer to the Pershimco option agreement)

The Company completed its work commitment to earn a first 50% interest in these properties. The statement of exploration expenditures incurred to date on those properties received the approval of the optionor. However, final documentation for the transfer of a 50% interest in the properties remained to be completed as at June 30, 2007. The Company has an option to acquire an additional 20% by increasing the cumulative amount of exploration expenditures to US$4 million before November 2008.

From April to June 2007, limited work was carried out in this area, awaiting the transfer by Pershimco Resources of 50% interest in the properties. General care and maintenance was continued, such as pumping the San Miguel shaft, and some underground sampling and mapping was done.

San Juan property (refer to the Holguin Aragonez purchase agreement)

Minimal work has been carried out in this area during the second quarter ended June 30, 2007.

b) Bolivar Projects - Exploration

The Bolivar project is covered by different purchase and option agreements:

Bolivar III and IV (Bolivar mine property) option agreement

In 2004, the Company entered into a commercial agreement with the owners of the Bolivar Mine property (Bolivar III and Bolivar IV). The agreement provides for the acquisition by the Company of 100% of the Bolivar Mine property for a consideration of US$1,200,000 payable over a two-year period. The remaining payment of US162,500 is delayed due to legal issues.

Legal proceeding in Mexico over this property is pending against one of the Company's subsidiaries, Dia Bras Mexicana S. de R.L. de C.V. Refer to note 19 on Contingency in the 2006 year-end audited financial statements.

Piedras Verdes option agreement

In 2004, the Company entered into an option agreement to acquire a 100% interest in the Piedras Verdes property for a cash consideration of US$200,000 payable over a two-year period. The remaining payment of US$20,000, in agreement with the optionor, will be made at the time of transfer of the property titles.

San José project

In 2003, the Company entered into an option agreement with El Paso Partners, Ltd. to acquire a cumulative interest of up to 100% in the San José silver and base metal property by incurring exploration expenditures of US$1,638,000 and cumulative option payments.

Exploration

The Bolivar project is at an advanced exploration stage with pilot mining of approximately 350 tonnes per day of Cu-Zn (Ag) material. Large-scale geological mapping combined with resource definition and reconnaissance drilling completed in 2006 had identified a number of potentially economical bodies and significant mineralized structures, which will be followed up on during the 2007 exploration program.

Skarn and mine workings occur almost continuously along a NW/SE trending zone of outcropping mineralization with a minimum 3 km strike length. From NW to SE, they are: the Bolivar mine (divided into Bolivar NW; Bolivar, with three high-grade trends termed Fernandez, Rosario-Rodolfo and Breccia Linda; and Bolivar Sur, with indicated resources of magnetite-Cu), El Gallo, where drilling is presently in progress, La Increíble, with Cu-Zn hosted by highly fractured and brecciated andesitic volcanic rock (currently being drilled), La Montura, which has a couple of drill holes, and Area Central, La Pequeña, Arizona and El Val/Aliso.

Geophysical and geological information, as well as underground workings, tend to indicate that NW/SE and NE/SW cross-structures host a number of higher grade ore shoots. The pattern can also be observed on the surface when lines are traced from Bolivar to El Gallo and from La Increíble to El Gallo. It is thought that the NW/SE fractures could have been feeders along which the mineralized fluid could have percolated.

Bolivar Mine property (refer to the Bolivar III and IV (Bolivar Mine property) option agreement)

The Bolivar property and extensions continue to be the main exploration targets in the Cieneguita region. During the six-month period ended June 30, 2007, total investment in property costs and exploration and development expenses on the Bolivar project and the pilot-mining program amounted to approximately $13.9 million.

Geology

During the second quarter, more geological mapping was conducted south and west of the main Bolivar Mine area, in the El Gallo area, and was initiated in the La Montura area.

Diamond Drilling

From April to June 2007, 3,678 metres had been drilled from surface and 1,418 metres underground. All underground drilling was performed at Bolivar Alta Ley, while surface drilling was performed predominantly at El Gallo. The underground program included 667.5 metres from the Titanic level 6 zone, 252 metres from Breccia Linda level 1 area, 393 metres from the San Angel level 1 area.

Bolivar Alta Ley area

The mine area received minimum drilling in the first quarter, and an expanded drilling program was initiated in the second quarter to address resources in the newly defined Selena and Titanic zones. Some 514 metres of drilling took place from surface and 667.5 metres underground to assess potential ore bearing structures and lenses in the Fernandez trend.

Drilling along the Fernandez and the Rosario trends allowed definition new ore lenses, the Titanic and Selena, with wide interceptions of very high grade of copper and zinc. Drill hole DB07BM066, in the Selena lens, yielded an intersection of 21.0 m grading 3.3% Cu and 22.3% Zn. Several holes in this lens returned high grades of copper and zinc. Drill hole DB07BM094, in the Titanic lens, assayed 49.4 metres at 3.02% Cu and 17.3%.

In the Rosario trend, drill hole DB07BM062 intersected massive sulfide with a best section returning 8 metres grading 33.8% Zn and 0.7% Cu. The Fernandez and Rosario lenses are part of the Upper Skarn Unit at Bolivar.

El Gallo area

In the El Gallo area, more drilling was done to assess the potential of the area.

Drilling in the El Gallo area encountered widespread mineralisation in both the Upper and Lower Skarn mineralised zones. More than 1,702 metres were drilled to assess both the richer Upper Skarn mineralised Zone, and the extent of the low-grade (1% Cu) mineralisation of the Lower Skarn.

Drill holes DB07B196 and DB07B197 both intercepted wide zones of copper mineralization in the lower skarn - magnetite-rich zone, 16 metres (core length) (estimated true width of 10 metres) at 1% Cu for hole 196 and 22 metres (downhole length) assaying 2.16% Cu (estimated true width of 12 metres) for hole 197.

El Val area

In the El Val area, a logistical problem impinged on the drilling program and resulted in a number of days lost and minimal metres being completed. This problem has been addressed and drilling should resume in the third and fourth quarters.

Pilot-mining program

During the period, the Company continued its pilot-mining program at the Bolivar Mine property. The program generated sales of $10.2 million over the first six months of 2007 which helped finance exploration efforts at the Bolivar project.

During the quarter, the Company processed 28,240 DMT of material averaging grades of 5.27% Zn and 1.13% Cu (a cumulative production of 58,254 DMT for the first six months of 2007 at 6.04% Zn and 1.24% Cu). In 2006, the Company had processed 22,584 DMT at grades of 11.17% Zn and 2.19% Cu (a cumulative production of 45,045 DMT at grades averaging 12.39% Zn and 2.34% Cu for the first six months of 2006).

Development efforts to access the Selena and Titanic zones, part of the Fernandez trend, resulted in additional lower grade development material being sent to and processed at the Malpaso milling facilities.

Processing of Bolivar material was mostly done in the new Triunfo circuit, where a recovery rate of 87.77% for zinc and 78.17% for copper was achieved during the period (91.87% for zinc and 80.60% for copper in 2006 at the Malpaso circuit). Decreases in recovery rates are due to a combination of lower-grade material being processed and the operation of the new Triunfo circuit which remains in fine-tuning mode.

Overall, 2,255 DMT of zinc concentrate and 875 DMT of copper concentrate were produced during the quarter (a cumulative production of 5,242 DMT and 2,047 DMT of zinc and copper concentrates) compared with 4,016 DMT of zinc concentrate and 1,413 DMT of copper concentrate in 2006 (a cumulative production of 8,784 DMT and 2,834 DMT of zinc and copper concentrates for the first six months of 2006).

Pilot-mining costs increased due to higher tonnages of material being transported from the Bolivar site and processed at the Company's Malpaso milling facilities, higher transport costs due to the inconsistent availability of railroad services, increased labour costs and start-up costs of the new circuit at the Malpaso mill.

After a sudden drop in early 2007, base metal market prices have recovered during the second quarter of 2007. This recovery helped reduce or eliminate the negative cash flow and/or financial effect on the period's final settlement billings and provision for final billings valuation.

As at June 30, 2007, 8.0 million payable lbs. of zinc and 1.6 million payable lbs. of copper remained open for future final settlement.

Bolivar Pilot-Mining Program - Q2-2007

	Q2-2007	Q2-2006	Cumulative 6 months 2007	2006
Tonnes processed	28,240	22,584	58,254	45,045
Grade zinc	5.27%	11.17%	6.04%	12.39%
Grade copper	1.13%	2.19%	1.24%	2.34%
Average price zinc per pound	$1.65	$1.39	$1.61	$1.17
Average price copper per pound	$3.45	$3.25	$3.07	$2.69
Tonnes zinc concentrate produced	2,255	4,016	5,242	8,784
Tonnes copper concentrate produced	875	1,413	2,047	2,834
Total tonnage of concentrate in the period	3,130	5,429	7,289	11,618

The Company's total pilot-mining production of concentrate is sold to MRI Trading AG (MRI), a Swiss-based, privately owned commodity trading company, pursuant to a standard concentrate purchase agreement that was renegotiated in May 2007. Total billings to MRI during the quarter amounted to US$4.1 million (a cumulative US$9.1 million) and include some final settlements from 2006. For the corresponding period in 2006 total billings amounted to US$9.3 million and a cumulative US$12.4 million.

The pilot-mining program provides essential data on costs, logistics, grade, recovery and metallurgy that will serve for a feasibility study on the Bolivar property. The objective of the program is to generate sufficient cash flow from zinc and copper concentrate production to help finance development and exploration at the Bolivar project.

It is important to note that the Bolivar Mine property has not yet reached the commercial production stage. The completion of a feasibility study is required to confirm the economic viability of a property before a property is brought into commercial production. The pilot-mining program will end with the completion of the feasibility study. Until the Company reaches the commercial production stage, revenue from sales of concentrate from a pilot-mining program prior to commencement of commercial production is recorded as a reduction of the related costs and deferred exploration expenses capitalized to the Bolivar Mine property.

If the accumulated revenue from sales of concentrate from the pilot-mining program exceeds the related accumulated costs and deferred exploration expenses, then the excess cost recovery is included in long-term liabilities until (i) the situation is reversed, or (ii) commercial production has begun, at which time it will be net against construction costs, if any, of the new facilities, or (iii) the property is abandoned. This policy would apply to any project that would go into pilot-mining mode.

c) Promontorio project (Sierra Madre)

Due to exploration focus being placed on the Bolivar and Cusi properties and to the refractory metallurgy of mineralization, the Company has decided to abandon the Promontorio project, located in the region of Ocampo, in the State of Chihuahua, where limited work was performed during the past year.

1.5 RESULTS OF OPERATIONS

Corporate

During the three-month period ended June 30, 2007, the Company incurred a loss of $2,196,390 ($0.02 per share) (a cumulative loss of $3,619,621 ($0.03 per share) for the six-month period ended June 30, 2007) compared with a loss of $709,539 ($0.01 per share) (a cumulative loss of $1,089,406 ($0.02 per share)) for the corresponding periods of 2006.

The increase in the quarterly and a cumulative loss is explained as follows:

Income

Interest income amounted to $222,207 (a cumulative $332,099) ($55,880 and a cumulative $69,755 for the corresponding 2006 periods) due to increased interest rates.

During the quarter, due to the adoption as of January 1, 2007 of the new accounting principles related to financial instruments, the Company recorded a gain of $951,763 (a cumulative loss of $330,652 for the six-month period ended June 30, 2007) on the variation in value of financial instruments (imbedded derivative included in the Company's concentrate sales agreements) reflected in the final settlement billings and provision change in value. Prior to January 1, 2007, any changes in value at the final settlement billing stage or final settlement provision revaluation were recorded as a sales adjustment. As the Company is applying sales of concentrate against the costs of exploration before commencement of commercial production, those changes did not have any effect on the results of operations.

Also following the new rules, the Company recorded, during the quarter, a non monetary gain on change of value of the temporary investment of $374,000 ($484,500 for the six-month period ended June 30, 2007).

Expenses

During the quarter, the Company wrote-off the costs related to the Promontorio project (Sierra Madre region). Management decided to abandon the project due to difficult mineral content and unsatisfying results. Consequently, all accumulated costs and deferred exploration expenses on the property, amounting to $1,199,891, were written off during the quarter. In 2006, there were no write-offs.

During the quarter, the Company also recorded a loss on currency exchange of $574,303 due to a decrease in the value of the Mexican peso and the US dollar against the Canadian dollar (a cumulative $720,310 for the six-month period ended June 30, 2007) ($273,216 and a cumulative $342,936 for the same period in 2006).

During the quarter, the Company recorded a stock-based compensation non-cash cost of $726,152 related to the grant of 2,025,000 entirely vested options (a cumulative $768,146 for the six-month period ended June 30, 2007 - 2,065,000 options granted). For the same period in 2006, stock-based compensation costs amounted to $82,047 for a cumulative expense of $316,732 - 4,700,000).

Total administrative expenses for the quarter amounted to $463,257 (a cumulative $980,509) compared with $403,784 and a cumulative $761,521 for the corresponding period in 2006. This increase is explained by increased salaries and personnel, increased office expenses related to the moving of premises, network and communication project expenses.

All other corporate costs including professional and consulting fees and public company related costs are consistent with last year's expenses and budget.

During the quarter, a future income tax provision was recorded in the amount of $714,000 (a cumulative $255,000 for the six-month period ended June 30, 2007).

1.6 Summary of Quarterly Results

Quarter ended	Loss $	Loss per share $
June 30, 2007	2,196,390	0.02
March 31, 2007	1,423,231	0.02
December 31, 2006	417,065	< 0.01
September 30, 2006	406,545	< 0.01
June 30, 2006	709,539	< 0.01
March 31, 2006	379,867	< 0.01
December 31, 2005	1,287,232	0.02
September 30, 2005	471,501	< 0.01

1.7 Liquidity and working capital

As at June 30, 2007, the Company had a working capital of $16,078,450 including $11,489,403 in cash and cash equivalents compared with $26,977,205 as at December 31, 2006, including $19,704,587 in cash and cash equivalents. This level of liquidity is sufficient to meet the current liabilities of $1,841,133 and to support operations, property payments and the exploration program for 2007.

As at June 30, 2007, sales tax and other receivables amounted to $3,661,335 ($3,981,826 as at December 31, 2006) and are mostly comprised of Mexican recoverable input tax credits. The Company is still facing delays in recovering the IVA (local sales tax) from 2005 which represents an amount of approximately $675,000. As at June 30, 2007, no allowance was taken with respect to any of the amounts receivable.

Receivables of $1,015,228, as at June 30, 2007, ($3,347,046 as at December 31, 2006) represent the adjusted provision for final settlement billings. The increase in the price of base metals during the second quarter had a positive impact on the final settlement provision estimate as at June 30, 2007 ($1,778,363 as at December 31, 2006). The actual final settlement billings could be higher or lower depending on the fluctuation of commodity prices.

Accounts payable and accrued liabilities amounted to $1,691,945 ($830,978 as at December 31, 2006) and are mainly comprised of current usual business transaction balances.

1.8 Capital Resources, Investing and Financing Activities

The mineral properties of the Company are in the exploration stage and, as such, the Company has no commercial production revenues. The exploration and development of the Company's properties depend on the Company having sufficient funds to carry out its plans. The availability of funds is partially dependent on capital markets. The Company's main sources of financing are the issuance of equity shares.

The Company also carries a pilot-mining program at its Bolivar Mine property and sales proceeds of concentrate related to that program are used to finance part of the Company's exploration activities.

During the six-month period ended June 30, 2007, the Company did not complete any private placement. However, 562,750 stock options and 672,088 broker compensation options were exercised raising respectively $362,499 and $672,088.

The pilot-mining program at Bolivar generated sales of $10.7 million during the first six months of 2007.

During the quarter, the Company invested $2.3 million in capital expenditures for a total cumulative amount of $5.1 million for the six month period ended June 30, 2007.

1.9 Financial Commitments

The Company's financial commitments are as follows:

- A five-year lease signed jointly with two other companies in February 2004, at an annual rent of $150,000. The rent is prorated between the three companies on the basis of space used;
- A five-year lease for office premises at an annual rent of $60,000; and
- In order to exercise its various options on the mining properties, the Company must make the following payments:

Year	Amount US$
2007	2,307,500
2008	2,112,500
2009	75,000

1.10 Off-Balance

The Company did not enter into any off-balance sheet arrangement.

1.11 Related Party Transactions

During the period, the Company paid for services provided by companies controlled by officers of the Company. Those services, relating to project management and corporate activities, are essential to the Company and are recorded at their exchange value.

1.12 New accounting Policies Including Initial Adoption

Effective January 1, 2007, Dia Bras Exploration Inc. adopted the new Canadian Institute of Chartered Accountants ("CICA") handbook sections accounting related to Financial Instruments Section 1530, "Comprehensive Income", Section 3251 "Equity", and Section 3855 "Financial Instruments-Recognition and Measurement".

Section 1530 "Comprehensive Income"

Section 1530 introduced a new requirement to present certain revenues, expenses, gains and losses arising from transactions and other events from non-owner sources, that otherwise would not be immediately recorded in income, in a comprehensive income statement which is now required to constitute a complete set of financial statements. The accumulated effect of comprehensive income or loss can now be found in equity of the Consolidated Balance Sheet as Accumulated Other Comprehensive Income.

Section 3855 "Financial Instruments-Recognition and Measurement"

One of the basic principles of Section 3855 is that fair value is the most relevant measure for financial instruments.

Financial assets must be classified into one of the four following categories:

- Held-to-maturity investments (measured at cost);
- Loans and receivables (measured at amortized cost);
- Held for trading assets (measured at fair value with changes in fair value recognized in earnings immediately);
- Available-for-sale assets, including investments in equity securities, held-to-maturity investments that an entity elects to designate as being available for sale and any financial asset that does not fit into any other category (measured at fair value with changes in fair value accumulated in Other Comprehensive Income until the asset is sold).

Financial liabilities, which include long-term debt and other similar instruments, must be accounted for at amortized cost, except for those classified as held for trading, which must be measured at fair value.

Sales of concentrate: Effective January 1, 2007, final settlement billings adjustments are recorded in the Consolidated Statements of Operations and Deficit instead of an adjustment to sales of concentrate which before commencement of commercial production in accordance with the company accounting policy is recorded as a reduction of the related deferred exploration expenses.

Variation of value provision for final settlement due to commodity prices and exchange rate changes are also recorded in the Consolidated Statements of Operations and Deficit.

1.13 CRITICAL ACCOUNTING POLICIES

Financial Instruments – Recognition and Measurement

Refer to section 1.12 above.

This represents a critical accounting policy since it will have an impact on the consolidated financial statements, as the embedded derivative included in the sales agreement for concentrate will need to be recorded at the fair value at each balance sheet date with the corresponding change in fair value recorded in the Consolidated Statements of Operations and Deficit. Prior to January 1, 2007, change in value was recorded as an adjustment to sales and therefore as a reduction of the related deferred exploration expenses in accordance with the Company accounting policy.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where management judgment is applied are allowance for doubtful accounts, asset valuations, contingent liabilities, and future income taxes. Actual results could differ from those estimates, and such differences could be material.

Mining assets

Mining assets include mining rights and options to acquire interests in mining properties, deferred exploration expenses, land, exploration buildings and equipment, supplies inventory that will be used for exploration, and deposits on future mining assets. All costs directly related to foreign projects are capitalized.

Costs and deferred exploration expenses

Costs and exploration expenses are deferred until the economic viability of the project has been established, at which time costs are added to property, plant and equipment. Costs are written off when properties are abandoned or when cost recovery is uncertain. Management has defined uncertainty as either there being no financial resources available for development over a period of three consecutive years or results from exploration work not warranting further investment.

Proceeds from the sale of a mining asset are applied against related carrying costs, and any excess is reflected as a gain in the Consolidated Statements of Operations and Deficit. In the case of a partial sale, if carrying costs exceed the proceeds, only the loss is reflected.

Revenue from sales of concentrate from a pilot-mining program prior to commencement of commercial production is recorded as a reduction of the related costs and deferred exploration expenses and is recognized when the following conditions are met:

- persuasive evidence of an arrangement exists;
- delivery has occurred under the terms of the arrangement;
- the price is fixed or determinable; and
- collection is reasonably assured.

The Company's concentrate is sold under pricing arrangements whereby final settlement prices are determined by quoted market prices in a period subsequent to the date of sale. The concentrate is provisionally priced at the time of shipment on known prices at that time and thereafter adjusted to reflect changes using forward prices for the expected month of the final settlement. Subsequent variations of the price are recorded in the Consolidated Statement of Operations and Deficit.

If the accumulated revenue from sales of concentrate from the pilot-mining program exceeds the related costs and deferred exploration costs, then the excess cost recovery is included in long-term liabilities until (i) the situation is reversed, or (ii) commercial production has begun at which time it will be netted against construction costs, if any, of the new facilities, or (iii) the property is abandoned.

The Company assumes that commercial production on the Bolivar project will commence no later than at the end of 2009. Commercial production has been defined as being the stage where the Company reaches a production level of 65% of mill capacity for a consecutive period of 90 days within a maximum period of six months. The production level will be calculated on the rated capacity of an on-site mill.

This represents a critical accounting policy, as it will impact the presentation of revenues and expenses from mining activities, which are currently recorded as a reduction of the related costs and deferred exploration expenses instead of being included in the determination of net income.

The inventory from pilot mining is recorded at the lower of cost and net realizable value.

Asset retirement obligations

Asset retirement obligations are recognized at fair value in the period in which the Company incurs a legal obligation associated with the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and amortized over its remaining useful life. The liability is accreted using a credit-adjusted, risk-free interest rate.

This represents a critical accounting policy, as the Company, based on its review of the status of its operations under the current Mexican environmental legislation, determined it does not carry any asset retirement obligation and therefore, has not recognized such obligation.

A liability stemming from any asset retirement obligation will be recorded in the period in which such obligation arises.

1.14 <u>Financial Instruments and Other</u>

The Company does not use financial or other instruments.

1.15 <u>Risk and Uncertainties</u>

Business risk

The exploration for and development of mineral deposits involve significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. All the Company's mining properties are at the exploration stage. There is no assurance that the Company's exploration programs will result in any discoveries of commercial ore bodies.

The Company has numerous competitors with greater financial, technical and other resources.

Land title

The Company is taking reasonable measures in accordance with industry standards for properties at that stage of exploration to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers and title may be affected, amongst other things, by undetected defects.

Capital needs

The exploration, development, mining and processing of the Company's properties will require substantial additional financing. The only current sources of future funds available to the Company are the sale of additional equity capital, the borrowing of funds and sales of concentrate through its pilot-mining activities. There is no assurance that such funding will be available to the Company or that it will be obtained on terms favourable to the Company or will provide the Company with sufficient funds to meet its objectives, which may adversely affect the Company's business and financial position. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all of the Company's properties or even a loss of property interest.

Regulation and environmental requirements

The activities of the Company require permits from various governmental authorities and are subject to bylaws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, environmental protection and other matters. Increased costs and delays may result from the need to comply with applicable laws and regulations. If the Company is unable to obtain or renew licenses, approvals and permits, it may be curtailed or prohibited from proceeding with exploration or development activities.

Commodity prices

The Company is exposed to commodity price risk for variations in concentrate prices, as final prices are determined by quoted market price in a period subsequent to the date of sale. The Company does not use derivative instruments to mitigate this risk.

Uninsured risks

The Company's business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in mining, monetary losses, and possible legal liability.

Foreign exchange risk

The Company's sales of concentrate and part of its purchases are denominated in foreign currencies, primarily in U.S. dollars and Mexican pesos. Consequently, certain assets and liabilities, namely cash and cash equivalents, receivables, sales tax and other receivables, accounts payable and accrued liabilities, as well as certain revenues and expenses, include amounts that are exposed to currency fluctuations.

Credit risk

The Company is subject to concentrations of credit risk through cash and cash equivalents, receivables, and sales tax and other receivables. The Corporation maintains substantially all of its cash and cash equivalents with major financial institutions in Canada and in Mexico. Therefore, credit risk of counterparty non-performance is remote. The totality of the Company's receivables is with a sole client and is subject to normal credit risks. The totality of sales tax receivable is with the Government of Mexico, and, as such, management believes it also represents a normal credit risk.

Interest rate risk

The Company's receivables, sales tax and other receivables, and accounts payable and accrued liabilities are non-interest bearing. Cash and cash equivalents bear interest at variable and fixed rates.

1.16 OUTLOOK

The Company will continue its exploration program on both the Bolivar and Cusi projects which will include a 50,000-metre drilling campaign (25,000 on each project), data compilation, surface and underground geological mapping, and geochemical sampling. Additional results should be obtained and disclosed in the upcoming quarter.

The objectives for 2007 are as follows:

- Pursue exploration programs around the Bolivar region and at the Cusi camp projects with the objective of testing expected potential and expanding resources;
- Continue developing and improving the Bolivar pilot-mining program;
- Advance work to permit completion of a feasibility study at Bolivar to obtain parameters for eventual full-scale production, including construction of an appropriately sized mill on site; and
- Initiate a bulk-sampling, and eventual pilot-mining, program at Cusi, and begin to produce and sell lead and silver concentrate.

1.17 CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

There have been no changes in the Company's internal control over financial reporting that have occurred during the quarter ended June 30, 2007 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

1.18 OTHER REQUIREMENTS

(a) Additional information is available on SEDAR at www.sedar.com and on the Company's Website at www.diabras.com.

(b) (i) NATIONAL INSTRUMENT 51-102 - SECTION 5.3

Analysis of costs and deferred exploration expenses

	Bolivar $	Cusi $	Promontorio $	For the six-month period ended June 30, 2007 Total $	For the year ended December 31, 2006 Total $
Balance - Beginning of period	3,285,792	7,188,433	1,197,930	11,672,155	13,537,347
Costs and deferred exploration expenses					
Property acquisition and related costs	51,437	68,988	-	120,425	3,491,849
Sampling	304,569	343,087	-	647,656	393,403
Geology consulting and management	561,513	557,046	-	1,118,559	1,361,780
Geophysical survey	-	-	-	-	6,915
Drilling and mining development	2,380,204	2,238,691	-	4,618,895	5,863,818
Pilot milling	2,740,391	-	-	2,740,391	3,538,455
Supervision and local administrative costs	279,120	135,927	1,652	416,699	1,341,295
Transportation costs	4,790,568	193,458	-	4,984,026	6,969,213
Roads	826	57,306	-	58,132	15,993
Camp costs	952,675	499,756	-	1,452,431	1,430,355
Capitalized amortization of exploration buildings and equipment	1,261,251	313,178	146	1,574,575	1,686,739
Stock-based compensation costs	573,794	198,941	163	772,898	1,001,173
	13,896,348	4,606,378	1,961	18,504,687	27,100,988
Write-off of mining assets - Costs and deferred exploration expenses	-	-	(1,199,891)	(1,199,891)	(147,635)
Sales of concentrate from pilot mining	(10,659,283)	-	-	(10,659,283)	(35,588,838)
	3,237,065	4,606,378	(1,197,930)	6,645,513	(8,635,485)
Transfer to (from) excess cost recovery - pilot mining	(3,208,576)	-	-	(3,208,576)	6,770,293
	28,489	4,606,378	(1,197,930)	3,436,937	(1,865,192)
Balance - End of period	3,314,281	11,794,811	-	15,109,092	11,672,155

(ii) NATIONAL INSTRUMENT 51-102 - SECTION 5.4

Disclosure of outstanding securities as at August 27, 2007

Common shares: 111,115,469

Warrants: nil

Compensation options: nil

Options outstanding: 10,344,583

Number of options	Exercise price $	Expiry date
600,000	0.85	October 2008
930,000	0.75	August 2009
500,000	0.75	February 2010
1,453,333	0.30	September 2010
125,000	0.22	September 2010
2,601,250	0.40	February 2011
1,920,000	0.90	September 2011
40,000	0.98	January 2012
1,775,000	1.10	April 2012
250,000	1.28	June 2012
150,000	1.25	July 2012

Corporate Information

Corporate Head Office

Suite 2750
600 de Maisonneuve Blvd. West
Montréal, Québec H3A 3J2

Tel.: (514) 393-8875
Fax: (514) 393-8513

Ticker Symbol

TSX Venture Exchange TSX
Symbol: DIB

Auditors

PricewaterhouseCoopers LLP
Suite 2800
1250 René-Lévesque Blvd. West
Montréal, Québec H3B 2G4

Registrar and Transfer Agent

Computershare Trust Company of Canada

Investor Relations Consultant

Nicole Blanchard
Managing Partner
Sun International Communications

Tel.: (450) 627-6600
E-mail: nicole.blanchard@suncomm.com

Investor Relations

Nathalie Dion
Investor Relations Manager
Tel.: (514) 393-8875, ext. 241
E-mail: ndion@diabras.com

Leonard Teoli
Chief Financial Officer
Tel.: (514) 393-8875, ext. 226

Website
www.diabras.com

Board of Directors

Thomas L. Robyn
Executive Chairman

Réjean Gosselin

Robert D. Hirsh

Philip Renaud

André St-Michel

Mario Caron

Daniel Tellechea

Eduardo Gonzalez

Officers

Thomas L. Robyn, Ph.D.
Executive Chairman

Réjean Gosselin, M.Sc.
President and Chief Executive Officer

André St-Michel, Eng., M.Sc.
Executive Vice-President

François Auclair, M.Sc., Geo., FGAC
Vice-President, Exploration

Leonard Teoli, C.A.
Chief Financial Officer

Luce L. Saint-Pierre, LL.B., C.A.
Corporate Secretary

DIA BRAS EXPLORATION INC.

BC FORM 51-901F

SECOND QUARTER ENDED JUNE 30, 2007

ISSUER DETAILS

FOR THE QUARTER ENDED :	June 30, 2007
DATE OF REPORT:	August 27, 2007
NAME OF ISSUER:	**Dia Bras Exploration Inc.**
ISSUER ADDRESS:	Suite 2750 600 de Maisonneuve Blvd. West Montreal, Quebec, Canada H3A 3J2
ISSUER FAX NUMBER:	(514) 393-8513
ISSUER TELEPHONE NUMBER:	(514) 393-8875
CONTACT NAME:	**Leonard Teoli**
CONTACT POSITION:	Chief Financial Officer
CONTACT TELEPHONE NUMBER:	(514) 393-8875 – Ext. 226
CONTACT EMAIL ADDRESS:	lteoli@diabras.com
WEB SITE ADDRESS:	WWW.DIABRAS.COM

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED yy/mm/dd
[signature]	RÉJEAN GOSSELIN	2007/08/27
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED yy/mm/dd
[signature]	PHILIP RENAUD	2007/08/27

DIA BRAS EXPLORATION INC.

BC FORM 51-901F

SECOND QUARTER ENDED JUNE 30, 2007

SCHEDULE "A"

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

See the unaudited consolidated Financial Statements for the six-month period ended June 30, 2007, filed separately.

DIA BRAS EXPLORATION INC.

BC FORM 51-901F

SECOND QUARTER ENDED JUNE 30, 2007

SCHEDULE "B"

SUPPLEMENTARY INFORMATION

1. ANALYSIS OF COSTS AND DEFERRED EXPLORATION EXPENSES

	Bolivar $	Cusi $	Promontorio $	For the six-month period ended June 30, 2007 Total $	For the year ended December 31, 2006 Total $
Balance – Beginning of period	3,285,792	7,188,433	1,197,930	11,672,155	13,537,347
Costs and deferred exploration expenses					
Property acquisition and related costs	51,437	68,988	-	120,425	3,491,849
Sampling	304,569	343,087	-	647,656	393,403
Geology consulting and management	561,513	557,046	-	1,118,559	1,361,780
Geophysical survey	-	-	-	-	6,915
Drilling and mining development	2,380,204	2,238,691	-	4,618,895	5,863,818
Pilot milling	2,740,391	-	-	2,740,391	3,538,455
Supervision and local administrative costs	279,120	135,927	1,652	416,699	1,341,295
Transportation costs	4,790,568	193,458	-	4,984,026	6,969,213
Roads	826	57,306	-	58,132	15,993
Camp costs	952,675	499,756	-	1,452,431	1,430,355
Capitalized amortization of exploration buildings and equipment	1,261,251	313,178	146	1,574,575	1,686,739
Stock-based compensation costs	573,794	198,941	163	772,898	1,001,173
	13,896,348	4,606,378	1,961	18,504,687	27,100,988
Write-off of mining assets – Costs and deferred exploration expenses	-	-	(1,199,891)	(1,199,891)	(147,635)
Sales of concentrate from pilot mining	(10,659,283)	-	-	(10,659,283)	(35,588,838)
	3,237,065	4,606,378	(1,197,930)	6,645,513	(8,635,485)
Transfer to (from) excess cost recovery – pilot mining	(3,208,576)	-	-	(3,208,576)	6,770,293
	28,489	4,606,378	(1,197,930)	3,436,937	(1,865,192)
Balance – End of period	3,314,281	11,794,811	-	15,109,092	11,672,155

2. RELATED PARTY TRANSACTIONS

See Note 15 to the unaudited Consolidated Financial Statements for the six-month period ended June 30, 2007.

3. SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE SIX-MONTH PERIOD ENDED JUNE 30, 2007

- 562,750 common shares issued following exercise of stock options - $514,674;
- 672,088 common shares issued following exercise of compensation options - $796,424;
- No additional common share purchase warrants issued;
- No additional compensation options issued;
- 2,065,000 options granted.

4. SUMMARY OF SECURITIES AS AT JUNE 30, 2007

See Notes 8, 9 and 10 of the Notes to the unaudited Consolidated Financial Statements.

5. LIST OF DIRECTORS AND OFFICERS AS AT AUGUST 27, 2007

Directors: Réjean Gosselin, André St-Michel, Philip Renaud, Thomas L. Robyn, Robert D. Hirsh, Mario Caron, Daniel Tellechea and Eduardo Gonzalez

Officers: Thomas L. Robyn, *Executive Chairman*
Réjean Gosselin, *President and Chief Executive Officer*
André St-Michel, *Executive Vice-President*
François Auclair, *Vice-President, Exploration*
Leonard Teoli, *Chief Financial Officer*
Luce L. Saint-Pierre, *Corporate Secretary*

DIA BRAS EXPLORATION INC.

BC FORM 51-901F

SECOND QUARTER ENDED JUNE 30, 2007

SCHEDULE "C"

DIA BRAS EXPLORATION INC.
(AN EXPLORATION-STAGE COMPANY)

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the six-month period ended June 30, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis ("MD&A") follows rule 51-102A of Canadian Securities Administrator regarding continuous disclosure for reporting issuers. It is a complement and supplement to the unaudited consolidated financial statements for the six-month period ended June 30, 2007 and should be read in conjunction with those statements. It represents the view of management on the Company's current activities and its past and current financial results, as well as an outlook of the coming months. Unless otherwise specified, all dollar amounts in the MD&A are expressed in Canadian dollars.

1.1 DATE OF MD&A

The MD&A for the six-month period ended June 30, 2007 is as of August 27, 2007.

1.2 FORWARD-LOOKING STATEMENTS

The MD&A contains forward-looking statements that express, as at the date thereof, the Company's expectations, estimates and projections regarding its business, the mining industry and the economic environment in which it operates. Forward-looking statements are reasonable, but involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements, and readers should not place undue reliance on such statements.

1.3 Q2-2007 HIGHLIGHTS

- The Company appoints three additional highly qualified directors who bring hands-on experience and industry knowledge;
- The drilling program continues at the Bolivar and Cusi projects and generates very interesting results;
- Pilot mining at Bolivar generates sales of concentrate of $4,962,750 in the second quarter.

1.4 NATURE OF ACTIVITIES AND OVERALL PERFORMANCE

Dia Bras Exploration Inc. (the "Company") is an exploration-stage company which owns and/or controls, through its wholly owned Mexican subsidiary Dia Bras Mexicana, more than 15,000 hectares of mining concessions in the State of Chihuahua, Mexico, all currently at the exploration stage.

Until it is determined that the mining properties contain mineral reserves or resources that can be economically mined, they are classified as mining properties. The economic viability of these mining properties has not yet been assessed. The recoverability of costs relating to the mining properties, including deferred exploration expenses, is dependent upon the discovery of economically recoverable reserves and resources, confirmation of the Company's interest in the underlying mineral mining concessions, receipt of necessary permits, the ability of the Company to obtain the necessary financing to complete the development and construction of processing facilities, as well as future profitable production or, alternatively, upon disposal of such properties at an amount equal to the Company's investment therein.

Exploration activities during the three-month period ended June 30, 2007

Exploration continued on both the Cusi and Bolivar properties to fully evaluate their economic potential. The core drilling program initiated at the beginning of February 2007 called for 50,000 metres of drilling to be performed equally between the Cusi and Bolivar projects. In the second quarter, 11,412 metres (5,096 Bolivar and 6,316 Cusi) were drilled, bringing the year-to-date production to 20,129 metres of core drilling since the inception of the program.

Other exploration work included surface and underground mapping, sampling, aerial photo interpretation, etc.

a) Cusi Project

The Cusi project is covered by different purchase and option agreements all entered into in 2006.

Minera Cusi agreement

In 2006, the Company entered into an option agreement to earn a 100% interest in several properties (1,133.5 hectares) with Compañia Minera Cusi ("Minera Cusi"), a private Mexican company, for US$5,000,000 payable over three years of which US$1,000,000 has been paid. The properties are subject to a sliding scale royalty in favour of Minera Cusi as follows: 2% NSR if the price of silver is equal to a maximum of US$11.00 per ounce or 3% NSR if the price of silver exceeds US$11.00 per ounce. The Company may withdraw from its option agreement under the proposed acquisition, over the three-year period, by simple notice to Minera Cusi and the forfeiture of payments.

A US$2,000,000 payment was due in August 2007. This payment was postponed as follows: US$1,000,000 to be paid in September 2007 and US$1,000,000 once some mining concession registration issues are settled.

Villalobos and Rodriguez purchase agreement

In 2006, the Company entered into a purchase agreement with Hector Sanchez Villalobos and Carmen Saenz Rodriguez ("Villalobos and Rodriguez") to acquire properties (La Marisa and La India) covering 21.08 hectares. The properties are subject to a 1.5% NSR of up to a maximum of US$1,500,000 in favour of Villalobos and Rodriguez with a US$1,000,000 buy-back option.

Pershimco option agreement

In 2006, the Company entered into an option agreement with Pershimco Resources Inc. ("Pershimco") pursuant to which the Company could earn up to a 70% interest in the San Miguel-La Bamba property covering 36 hectares located in the Cusi District. The property is subject to a 2% NSR of which 1% may be bought back for US$1,000,000. As at June 30, 2007, the Company had earned a 50% interest in the project. Official legal transfer of titles remains to be completed.

Holguin Aragonez purchase agreement

In 2006, the Company entered into a purchase agreement with Manuel Holguin Aragonez ("Holguin") to acquire mining concessions covering 1,676 hectares. The properties are subject to a 1.5% NSR up to a maximum of US$1,500,000 in favour of Holguin with US$1,000,000 buy-back option.

As of this date, the majority of the mining concessions have been registered in the Company's name with some still in the process of registration.

Exploration

The Cusi project is at an advanced exploration stage. Large-scale geological mapping combined with resource definition and reconnaissance drilling completed in 2006 have identified a number of historical workings and prospects with significant mineralized structures, worthy of follow-up.

Fractures, veins, and mine workings occur almost continuously within a 10 km^2 surface, with a number of N/S, NW/SE and NE/SW trending zones of outcropping veins and breccias mineralized with silver and minor-to-disseminated and semi-massive veins of sulphide (Zn-Pb), found within a thick sequence of ignimbrite of Eocene age known as the Bufa Ignimbrite. This unit shows various states of surface alteration, with important zones of up to 100 metres wide intensely altered and believed to be related to fracturing or some brecciation.

The objectives for Cusi during 2007 are twofold: 1) run a classic exploration program with the aim of discovering a high-value deposit and 2) start a bulk-sampling program and pilot-mining activities. In view of these objectives, the following activities were performed:

- Regional mapping,
- Definition drilling,
- Development (dewatering, rehabilitation of old underground workings, etc.) of the previously exploited mines and identifying potential unknown resources.

Geology

The geology program continued and included a large-scale reconnaissance program and local detailed mapping on a scale of 1:200 of the structures and veins making up the various showings of the Cusi project.

Drilling

From April 2007 to June 2007, 6,316 metres of diamond core drilling was performed on the Cusi project, and 780 split core samples were sent for analysis. Drilling was mostly performed as follows: 2,041 metres at Santa Edwiges, 2,480 along the San Marina trend, and 1,795 at Promontorio (Cusi region).

The regional geological mapping program continued and generated a number of interesting exploration prospects. Highlights of the drilling in the Cusi Promontorio Mine area are as follows:

i) Hole DC07B101-B was drilled to test the main, SW-dipping Promontorio vein (Vein "A") and cut 20 metres above Level 7 (see PR of May 8, 2007) where it encountered 8.3 kg of silver over a drill width of 1.5 metre, or about 1.0 metre true width. This interval is within a 9.0-metre drill width (about 6 metres true width) that averages 1.65 kg of silver.

ii) Hole DC07B91 was drilled in the San Antonio open pit area, intersecting a 40.0-metre section averaging 0.1 g/t Au, 101 g/t Ag, Cu, 1.78% Pb and 2.09% Zn, including a 6.0-metre section that assayed 0.2 g/t Au, 336 g/t Ag, 0.1% Cu, 2.1% Pb and 1.3% Zn and a second 7.5-metre section that assayed 0.1 g/t Au, 119 g/t Ag, 0.2% Cu, 5.1% Pb and 8.4% Zn.

La India (refer to Villalobos and Rodriguez purchase agreement)

Minimal work has been carried out in this area during the second quarter ended June 30, 2007.

Santa Edwiges (refer to the Minera Cusi option agreement)

From April 2007 to June 2007, the cleaning and opening of the old working continued, and preparations were made for the construction of a ramp to access silver-rich sulphide material. The old ramp was widened and prepared for a bulk sample which started in May.

Promontorio Mine (refer to the Minera Cusi option agreement)

From April 2007 to June 2007, dewatering continued, with the water level brought down to the 5th level. A drilling program aimed at confirming the historical data indicating potential ore resources between the 7th and 9th levels of the mine has been initiated. A series of drill holes intersected high-grade silver veins, and further work will focus on trying to identify potential resources.

Some of the best results from the Promontorio mine area were intersected in hole DC07B101B, where a 1.5-metre section assayed 8,310 g/t Ag contained in a wider intersection of 9 metres averaging 1,651 g/t Ag.

La Bamba and San Miguel (refer to the Pershimco option agreement)

The Company completed its work commitment to earn a first 50% interest in these properties. The statement of exploration expenditures incurred to date on those properties received the approval of the optionor. However, final documentation for the transfer of a 50% interest in the properties remained to be completed as at June 30, 2007. The Company has an option to acquire an additional 20% by increasing the cumulative amount of exploration expenditures to US$4 million before November 2008.

From April to June 2007, limited work was carried out in this area, awaiting the transfer by Pershimco Resources of 50% interest in the properties. General care and maintenance was continued, such as pumping the San Miguel shaft, and some underground sampling and mapping was done.

San Juan property (refer to the Holguin Aragonez purchase agreement)

Minimal work has been carried out in this area during the second quarter ended June 30, 2007.

b) Bolivar Projects Exploration

The Bolivar project is covered by different purchase and option agreements:

Bolivar III and IV (Bolivar mine property) option agreement

In 2004, the Company entered into a commercial agreement with the owners of the Bolivar Mine property (Bolivar III and Bolivar IV). The agreement provides for the acquisition by the Company of 100% of the Bolivar Mine property for a consideration of US$1,200,000 payable over a two-year period. The remaining payment of US162,500 is delayed due to legal issues.

Legal proceeding in Mexico over this property is pending against one of the Company's subsidiaries, Dia Bras Mexicana S. de R.L. de C.V. Refer to note 19 on Contingency in the 2006 year-end audited financial statements.

Piedras Verdes option agreement

In 2004, the Company entered into an option agreement to acquire a 100% interest in the Piedras Verdes property for a cash consideration of US$200,000 payable over a two-year period. The remaining payment of US$20,000, in agreement with the optionor, will be made at the time of transfer of the property titles.

San José project

In 2003, the Company entered into an option agreement with El Paso Partners, Ltd. to acquire a cumulative interest of up to 100% in the San José silver and base metal property by incurring exploration expenditures of US$1,638,000 and cumulative option payments.

Exploration

The Bolivar project is at an advanced exploration stage with pilot mining of approximately 350 tonnes per day of Cu-Zn (Ag) material. Large-scale geological mapping combined with resource definition and reconnaissance drilling completed in 2006 had identified a number of potentially economical bodies and significant mineralized structures, which will be followed up on during the 2007 exploration program.

Skarn and mine workings occur almost continuously along a NW/SE trending zone of outcropping mineralization with a minimum 3 km strike length. From NW to SE, they are: the Bolivar mine (divided into Bolivar NW; Bolivar, with three high-grade trends termed Fernandez, Rosario-Rodolfo and Breccia Linda; and Bolivar Sur, with indicated resources of magnetite-Cu), El Gallo, where drilling is presently in progress, La Increible, with Cu-Zn hosted by highly fractured and brecciated andesitic volcanic rock (currently being drilled), La Montura, which has a couple of drill holes, and Area Central, La Pequeña, Arizona and El Val/Aliso.

Geophysical and geological information, as well as underground workings, tend to indicate that NW/SE and NE/SW cross-structures host a number of higher grade ore shoots. The pattern can also be observed on the surface when lines are traced from Bolivar to El Gallo and from La Increible to El Gallo. It is thought that the NW/SE fractures could have been feeders along which the mineralized fluid could have percolated.

Bolivar Mine property (refer to the Bolivar III and IV (Bolivar Mine property) option agreement)

The Bolivar property and extensions continue to be the main exploration targets in the Cieneguita region. During the six-month period ended June 30, 2007, total investment in property costs and exploration and development expenses on the Bolivar project and the pilot-mining program amounted to approximately $13.9 million.

Geology

During the second quarter, more geological mapping was conducted south and west of the main Bolivar Mine area, in the El Gallo area, and was initiated in the La Montura area.

Diamond Drilling

From April to June 2007, 3,678 metres had been drilled from surface and 1,418 metres underground. All underground drilling was performed at Bolivar Alta Ley, while surface drilling was performed predominantly at El Gallo. The underground program included 667.5 metres from the Titanic level 6 zone, 252 metres from Breccia Linda level 1 area, 393 metres from the San Angel level 1 area.

Bolivar Alta Ley area

The mine area received minimum drilling in the first quarter, and an expanded drilling program was initiated in the second quarter to address resources in the newly defined Selena and Titanic zones. Some 514 metres of drilling took place from surface and 667.5 metres underground to assess potential ore bearing structures and lenses in the Fernandez trend.

Drilling along the Fernandez and the Rosario trends allowed definition new ore lenses, the Titanic and Selena, with wide interceptions of very high grade of copper and zinc. Drill hole DB07BM066, in the Selena lens, yielded an intersection of 21.0 m grading 3.3% Cu and 22.3% Zn. Several holes in this lens returned high grades of copper and zinc. Drill hole DB07BM094, in the Titanic lens, assayed 49.4 metres at 3.02% Cu and 17.3%.

In the Rosario trend, drill hole DB07BM062 intersected massive sulfide with a best section returning 8 metres grading 33.8% Zn and 0.7% Cu. The Fernandez and Rosario lenses are part of the Upper Skarn Unit at Bolivar.

El Gallo area

In the El Gallo area, more drilling was done to assess the potential of the area.

Drilling in the El Gallo area encountered widespread mineralisation in both the Upper and Lower Skarn mineralised zones. More than 1,702 metres were drilled to assess both the richer Upper Skarn mineralised Zone, and the extent of the low-grade (1% Cu) mineralisation of the Lower Skarn.

Drill holes DB07B196 and DB07B197 both intercepted wide zones of copper mineralization in the lower skarn – magnetite-rich zone, 16 metres (core length) (estimated true width of 10 metres) at 1% Cu for hole 196 and 22 metres (downhole length) assaying 2.16% Cu (estimated true width of 12 metres) for hole 197.

El Val area

In the El Val area, a logistical problem impinged on the drilling program and resulted in a number of days lost and minimal metres being completed. This problem has been addressed and drilling should resume in the third and fourth quarters.

Pilot-mining program

During the period, the Company continued its pilot-mining program at the Bolivar Mine property. The program generated sales of $10.2 million over the first six months of 2007 which helped finance exploration efforts at the Bolivar project.

During the quarter, the Company processed 28,240 DMT of material averaging grades of 5.27% Zn and 1.13% Cu (a cumulative production of 58,254 DMT for the first six months of 2007 at 6.04% Zn and 1.24% Cu). In 2006, the Company had processed 22,584 DMT at grades of 11.17% Zn and 2.19% Cu (a cumulative production of 45,045 DMT at grades averaging 12.39% Zn and 2.34% Cu for the first six months of 2006).

Development efforts to access the Selena and Titanic zones, part of the Fernandez trend, resulted in additional lower grade development material being sent to and processed at the Malpaso milling facilities.

Processing of Bolivar material was mostly done in the new Triunfo circuit, where a recovery rate of 87.77% for zinc and 78.17% for copper was achieved during the period (91.87% for zinc and 80.60% for copper in 2006 at the Malpaso circuit). Decreases in recovery rates are due to a combination of lower-grade material being processed and the operation of the new Triunfo circuit which remains in fine-tuning mode.

Overall, 2,255 DMT of zinc concentrate and 875 DMT of copper concentrate were produced during the quarter (a cumulative production of 5,242 DMT and 2,047 DMT of zinc and copper concentrates) compared with 4,016 DMT of zinc concentrate and 1,413 DMT of copper concentrate in 2006 (a cumulative production of 8,784 DMT and 2,834 DMT of zinc and copper concentrates for the first six months of 2006).

Pilot-mining costs increased due to higher tonnages of material being transported from the Bolivar site and processed at the Company's Malpaso milling facilities, higher transport costs due to the inconsistent availability of railroad services, increased labour costs and start-up costs of the new circuit at the Malpaso mill.

After a sudden drop in early 2007, base metal market prices have recovered during the second quarter of 2007. This recovery helped reduce or eliminate the negative cash flow and/or financial effect on the period's final settlement billings and provision for final billings valuation.

As at June 30, 2007, 8.0 million payable lbs. of zinc and 1.6 million payable lbs. of copper remained open for future final settlement.

Bolivar Pilot-Mining Program - Q2-2007

	Q2-2007	Q2-2006	Cumulative 6 months 2007	Cumulative 6 months 2006
Tonnes processed	28,240	22,584	58,254	45,045
Grade zinc	5.27%	11.17%	6.04%	12.39%
Grade copper	1.13%	2.19%	1.24%	2.34%
Average price zinc per pound	$1.65	$1.39	$1.61	$1.17
Average price copper per pound	$3.45	$3.25	$3.07	$2.69
Tonnes zinc concentrate produced	2,255	4,016	5,242	8,784
Tonnes copper concentrate produced	8 75	1,413	2,047	2,834
Total tonnage of concentrate in the period	3,130	5,429	7,289	11,618

The Company's total pilot-mining production of concentrate is sold to MRI Trading AG (MRI), a Swiss-based, privately owned commodity trading company, pursuant to a standard concentrate purchase agreement that was renegotiated in May 2007. Total billings to MRI during the quarter amounted to US$4.1 million (a cumulative US$9.1 million) and include some final settlements from 2006. For the corresponding period in 2006 total billings amounted to US$9.3 million and a cumulative US$12.4 million.

The pilot-mining program provides essential data on costs, logistics, grade, recovery and metallurgy that will serve for a feasibility study on the Bolivar property. The objective of the program is to generate sufficient cash flow from zinc and copper concentrate production to help finance development and exploration at the Bolivar project.

It is important to note that the Bolivar Mine property has not yet reached the commercial production stage. The completion of a feasibility study is required to confirm the economic viability of a property before a property is brought into commercial production. The pilot-mining program will end with the completion of the feasibility study. Until the Company reaches the commercial production stage, revenue from sales of concentrate from a pilot-mining program prior to commencement of commercial production is recorded as a reduction of the related costs and deferred exploration expenses capitalized to the Bolivar Mine property.

If the accumulated revenue from sales of concentrate from the pilot-mining program exceeds the related accumulated costs and deferred exploration expenses, then the excess cost recovery is included in long-term liabilities until (i) the situation is reversed, or (ii) commercial production has begun, at which time it will be net against construction costs, if any, of the new facilities, or (iii) the property is abandoned. This policy would apply to any project that would go into pilot-mining mode.

c) Promontorio project (Sierra Madre)

Due to exploration focus being placed on the Bolivar and Cusi properties and to the refractory metallurgy of mineralization, the Company has decided to abandon the Promontorio project, located in the region of Ocampo, in the State of Chihuahua, where limited work was performed during the past year.

1.5 RESULTS OF OPERATIONS

Corporate

During the three-month period ended June 30, 2007, the Company incurred a loss of $2,196,390 ($0.02 per share) (a cumulative loss of $3,619,621 ($0.03 per share) for the six-month period ended June 30, 2007) compared with a loss of $709,539 ($0.01 per share) (a cumulative loss of $1,089,406 ($0.02 per share)) for the corresponding periods of 2006.

The increase in the quarterly and a cumulative loss is explained as follows:

Income

Interest income amounted to $222,207 (a cumulative $332,099) ($55,880 and a cumulative $69,755 for the corresponding 2006 periods) due to increased interest rates.

During the quarter, due to the adoption as of January 1, 2007 of the new accounting principles related to financial instruments, the Company recorded a gain of $951,763 (a cumulative loss of $330,652 for the six-month period ended June 30, 2007) on the variation in value of financial instruments (imbedded derivative included in the Company's concentrate sales agreements) reflected in the final settlement billings and provision change in value. Prior to January 1, 2007, any changes in value at the final settlement billing stage or final settlement provision revaluation were recorded as a sales adjustment. As the Company is applying sales of concentrate against the costs of exploration before commencement of commercial production, those changes did not have any effect on the results of operations.

Also following the new rules, the Company recorded, during the quarter, a non monetary gain on change of value of the temporary investment of $374,000 ($484,500 for the six-month period ended June 30, 2007).

Expenses

During the quarter, the Company wrote-off the costs related to the Promontorio project (Sierra Madre region). Management decided to abandon the project due to difficult mineral content and unsatisfying results. Consequently, all accumulated costs and deferred exploration expenses on the property, amounting to $1,199,891, were written off during the quarter. In 2006, there were no write-offs.

During the quarter, the Company also recorded a loss on currency exchange of $574,303 due to a decrease in the value of the Mexican peso and the US dollar against the Canadian dollar (a cumulative $720,310 for the six-month period ended June 30, 2007) ($273,216 and a cumulative $342,936 for the same period in 2006).

During the quarter, the Company recorded a stock-based compensation non-cash cost of $726,152 related to the grant of 2,025,000 entirely vested options (a cumulative $768,146 for the six-month period ended June 30, 2007 - 2,065,000 options granted). For the same period in 2006, stock-based compensation costs amounted to $82,047 for a cumulative expense of $316,732 - 4,700,000).

Total administrative expenses for the quarter amounted to $463,257 (a cumulative $980,509) compared with $403,784 and a cumulative $761,521 for the corresponding period in 2006. This increase is explained by increased salaries and personnel, increased office expenses related to the moving of premises, network and communication project expenses.

All other corporate costs including professional and consulting fees and public company related costs are consistent with last year's expenses and budget.

During the quarter, a future income tax provision was recorded in the amount of $714,000 (a cumulative $255,000 for the six-month period ended June 30, 2007).

1.6 SUMMARY OF QUARTERLY RESULTS

Quarter ended	Loss $	Loss per share $
June 30, 2007	2,196,390	0.02
March 31, 2007	1,423,231	0.02
December 31, 2006	417,065	< 0.01
September 30, 2006	406,545	< 0.01
June 30, 2006	709,539	< 0.01
March 31, 2006	379,867	< 0.01
December 31, 2005	1,287,232	0.02
September 30, 2005	471,501	< 0.01

1.7 LIQUIDITY AND WORKING CAPITAL

As at June 30, 2007, the Company had a working capital of $16,078,450 including $11,489,403 in cash and cash equivalents compared with $26,977,205 as at December 31, 2006, including $19,704,587 in cash and cash equivalents. This level of liquidity is sufficient to meet the current liabilities of $1,841,133 and to support operations, property payments and the exploration program for 2007.

As at June 30, 2007, sales tax and other receivables amounted to $3,661,335 ($3,981,826 as at December 31, 2006) and are mostly comprised of Mexican recoverable input tax credits. The Company is still facing delays in recovering the IVA (local sales tax) from 2005 which represents an amount of approximately $675,000. As at June 30, 2007, no allowance was taken with respect to any of the amounts receivable.

Receivables of $1,015,228, as at June 30, 2007, ($3,347,046 as at December 31, 2006) represent the adjusted provision for final settlement billings. The increase in the price of base metals during the second quarter had a positive impact on the final settlement provision estimate as at June 30, 2007 ($1,778,363 as at December 31, 2006). The actual final settlement billings could be higher or lower depending on the fluctuation of commodity prices.

Accounts payable and accrued liabilities amounted to $1,691,945 ($830,978 as at December 31, 2006) and are mainly comprised of current usual business transaction balances.

1.8 CAPITAL RESOURCES, INVESTING AND FINANCING ACTIVITIES

The mineral properties of the Company are in the exploration stage and, as such, the Company has no commercial production revenues. The exploration and development of the Company's properties depend on the Company having sufficient funds to carry out its plans. The availability of funds is partially dependent on capital markets. The Company's main sources of financing are the issuance of equity shares.

The Company also carries a pilot-mining program at its Bolivar Mine property and sales proceeds of concentrate related to that program are used to finance part of the Company's exploration activities.

During the six-month period ended June 30, 2007, the Company did not complete any private placement. However, 562,750 stock options and 672,088 broker compensation options were exercised raising respectively $362,499 and $672,088.

The pilot-mining program at Bolivar generated sales of $10.7 million during the first six months of 2007.

During the quarter, the Company invested $2.3 million in capital expenditures for a total cumulative amount of $5.1 million for the six month period ended June 30, 2007.

1.9 Financial Commitments

The Company's financial commitments are as follows:

- A five-year lease signed jointly with two other companies in February 2004, at an annual rent of $150,000. The rent is prorated between the three companies on the basis of space used;

- A five-year lease for office premises at an annual rent of $60,000; and

- In order to exercise its various options on the mining properties, the Company must make the following payments:

Year	Amount US$
2007	2,307,500
2008	2,112,500
2009	75,000

1.10 Off-Balance

The Company did not enter into any off-balance sheet arrangement.

1.11 Related Party Transactions

During the period, the Company paid for services provided by companies controlled by officers of the Company. Those services, relating to project management and corporate activities, are essential to the Company and are recorded at their exchange value.

1.12 New accounting Policies Including Initial Adoption

Effective January 1, 2007, Dia Bras Exploration Inc. adopted the new Canadian Institute of Chartered Accountants ("CICA") handbook sections accounting related to Financial Instruments Section 1530, "Comprehensive Income", Section 3251 "Equity", and Section 3855 "Financial Instruments-Recognition and Measurement".

Section 1530 "Comprehensive Income"

Section 1530 introduced a new requirement to present certain revenues, expenses, gains and losses arising from transactions and other events from non-owner sources, that otherwise would not be immediately recorded in income, in a comprehensive income statement which is now required to constitute a complete set of financial statements. The accumulated effect of comprehensive income or loss can now be found in equity of the Consolidated Balance Sheet as Accumulated Other Comprehensive Income.

Section 3855 "Financial Instruments-Recognition and Measurement"

One of the basic principles of Section 3855 is that fair value is the most relevant measure for financial instruments.

Financial assets must be classified into one of the four following categories:

- Held-to-maturity investments (measured at cost);
- Loans and receivables (measured at amortized cost);
- Held for trading assets (measured at fair value with changes in fair value recognized in earnings immediately);
- Available-for-sale assets, including investments in equity securities, held-to-maturity investments that an entity elects to designate as being available for sale and any financial asset that does not fit into any other category (measured at fair value with changes in fair value accumulated in Other Comprehensive Income until the asset is sold).

Financial liabilities, which include long-term debt and other similar instruments, must be accounted for at amortized cost, except for those classified as held for trading, which must be measured at fair value.

Sales of concentrate: Effective January 1, 2007, final settlement billings adjustments are recorded in the Consolidated Statements of Operations and Deficit instead of an adjustment to sales of concentrate which before commencement of commercial production in accordance with the company accounting policy is recorded as a reduction of the related deferred exploration expenses.

Variation of value provision for final settlement due to commodity prices and exchange rate changes are also recorded in the Consolidated Statements of Operations and Deficit.

1.13 Critical Accounting Policies

Financial Instruments - Recognition and Measurement

Refer to section 1.12 above.

This represents a critical accounting policy since it will have an impact on the consolidated financial statements, as the embedded derivative included in the sales agreement for concentrate will need to be recorded at the fair value at each balance sheet date with the corresponding change in fair value recorded in the Consolidated Statements of Operations and Deficit. Prior to January 1, 2007, change in value was recorded as an adjustment to sales and therefore as a reduction of the related deferred exploration expenses in accordance with the Company accounting policy.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where management judgment is applied are allowance for doubtful accounts, asset valuations, contingent liabilities, and future income taxes. Actual results could differ from those estimates, and such differences could be material.

Mining assets

Mining assets include mining rights and options to acquire interests in mining properties, deferred exploration expenses, land, exploration buildings and equipment, supplies inventory that will be used for exploration, and deposits on future mining assets. All costs directly related to foreign projects are capitalized.

Costs and deferred exploration expenses

Costs and exploration expenses are deferred until the economic viability of the project has been established, at which time costs are added to property, plant and equipment. Costs are written off when properties are abandoned or when cost recovery is uncertain. Management has defined uncertainty as either there being no financial resources available for development over a period of three consecutive years or results from exploration work not warranting further investment.

Proceeds from the sale of a mining asset are applied against related carrying costs, and any excess is reflected as a gain in the Consolidated Statements of Operations and Deficit. In the case of a partial sale, if carrying costs exceed the proceeds, only the loss is reflected.

Revenue from sales of concentrate from a pilot-mining program prior to commencement of commercial production is recorded as a reduction of the related costs and deferred exploration expenses and is recognized when the following conditions are met:

- persuasive evidence of an arrangement exists;
- delivery has occurred under the terms of the arrangement;
- the price is fixed or determinable; and
- collection is reasonably assured.

The Company's concentrate is sold under pricing arrangements whereby final settlement prices are determined by quoted market prices in a period subsequent to the date of sale. The concentrate is provisionally priced at the time of shipment based on known prices at that time and thereafter adjusted to reflect changes using forward prices for the expected month of the final settlement. Subsequent variations of the price are recorded in the Consolidated Statement of Operations and Deficit.

If the accumulated revenue from sales of concentrate from the pilot-mining program exceeds the related costs and deferred exploration costs, then the excess cost recovery is included in long-term liabilities until (i) the situation is reversed, or (ii) commercial production has begun at which time it will be netted against construction costs, if any, of the new facilities, or (iii) the property is abandoned.

The Company assumes that commercial production on the Bolivar project will commence no later than at the end of 2009. Commercial production has been defined as being the stage where the Company reaches a production level of 65% of mill capacity for a consecutive period of 90 days within a maximum period of six months. The production level will be calculated on the rated capacity of an on-site mill.

This represents a critical accounting policy, as it will impact the presentation of revenues and expenses from mining activities, which are currently recorded as a reduction of the related costs and deferred exploration expenses instead of being included in the determination of net income.

The inventory from pilot mining is recorded at the lower of cost and net realizable value.

Asset retirement obligations

Asset retirement obligations are recognized at fair value in the period in which the Company incurs a legal obligation associated with the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and amortized over its remaining useful life. The liability is accreted using a credit-adjusted, risk-free interest rate.

This represents a critical accounting policy, as the Company, based on its review of the status of its operations under the current Mexican environmental legislation, determined it does not carry any asset retirement obligation and therefore, has not recognized such obligation.

A liability stemming from any asset retirement obligation will be recorded in the period in which such obligation arises.

1.14 FINANCIAL INSTRUMENTS AND OTHER

The Company does not use financial or other instruments.

1.15 RISK AND UNCERTAINTIES

Business risk

The exploration for and development of mineral deposits involve significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. All the Company's mining properties are at the exploration stage. There is no assurance that the Company's exploration programs will result in any discoveries of commercial ore bodies.

The Company has numerous competitors with greater financial, technical and other resources.

Land title

The Company is taking reasonable measures in accordance with industry standards for properties at that stage of exploration to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers and title may be affected, amongst other things, by undetected defects.

Capital needs

The exploration, development, mining and processing of the Company's properties will require substantial additional financing. The only current sources of future funds available to the Company are the sale of additional equity capital, the borrowing of funds and sales of concentrate through its pilot-mining activities. There is no assurance that such funding will be available to the Company or that it will be obtained on terms favourable to the Company or will provide the Company with sufficient funds to meet its objectives, which may adversely affect the Company's business and financial position. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all of the Company's properties or even a loss of property interest.

Regulation and environmental requirements

The activities of the Company require permits from various governmental authorities and are subject to bylaws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, environmental protection and other matters. Increased costs and delays may result from the need to comply with applicable laws and regulations. If the Company is unable to obtain or renew licenses, approvals and permits, it may be curtailed or prohibited from proceeding with exploration or development activities.

Commodity prices

The Company is exposed to commodity price risk for variations in concentrate prices, as final prices are determined by quoted market price in a period subsequent to the date of sale. The Company does not use derivative instruments to mitigate this risk.

Uninsured risks

The Company's business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in mining, monetary losses, and possible legal liability.

Foreign exchange risk

The Company's sales of concentrate and part of its purchases are denominated in foreign currencies, primarily in U.S. dollars and Mexican pesos. Consequently, certain assets and liabilities, namely cash and cash equivalents, receivables, sales tax and other receivables, accounts payable and accrued liabilities, as well as certain revenues and expenses, include amounts that are exposed to currency fluctuations.

Credit risk

The Company is subject to concentrations of credit risk through cash and cash equivalents, receivables, and sales tax and other receivables. The Corporation maintains substantially all of its cash and cash equivalents with major financial institutions in Canada and in Mexico. Therefore, credit risk of counterparty non-performance is remote. The totality of the Company's receivables is with a sole client and is subject to normal credit risks. The totality of sales tax receivable is with the Government of Mexico, and, as such, management believes it also represents a normal credit risk.

Interest rate risk

The Company's receivables, sales tax and other receivables, and accounts payable and accrued liabilities are non-interest bearing. Cash and cash equivalents bear interest at variable and fixed rates.

1.16 OUTLOOK

The Company will continue its exploration program on both the Bolivar and Cusi projects which will include a 50,000-metre drilling campaign (25,000 on each project), data compilation, surface and underground geological mapping, and geochemical sampling. Additional results should be obtained and disclosed in the upcoming quarter.

The objectives for 2007 are as follows:

- Pursue exploration programs around the Bolivar region and at the Cusi camp projects with the objective of testing expected potential and expanding resources;
- Continue developing and improving the Bolivar pilot-mining program;
- Advance work to permit completion of a feasibility study at Bolivar to obtain parameters for eventual full-scale production, including construction of an appropriately sized mill on site; and
- Initiate a bulk-sampling, and eventual pilot-mining, program at Cusi, and begin to produce and sell lead and silver concentrate.

1.17 CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

There have been no changes in the Company's internal control over financial reporting that have occurred during the quarter ended June 30, 2007 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

1.18 OTHER REQUIREMENTS

(a) Additional information is available on SEDAR at www.sedar.com and on the Company's Website at www.diabras.com.

(b) (i) NATIONAL INSTRUMENT 51-102 - SECTION 5.3

Analysis of costs and deferred exploration expenses

	Bolivar $	Cusi $	Promontorio $	For the six-month period ended June 30, 2007 Total $	For the year ended December 31, 2006 Total $
Balance - Beginning of period	3,285,792	7,188,433	1,197,930	11,672,155	13,537,347
Costs and deferred exploration expenses					
Property acquisition and related costs	51,437	68,988	-	120,425	3,491,849
Sampling	304,569	343,087	-	647,656	393,403
Geology consulting and management	561,513	557,046	-	1,118,559	1,361,780
Geophysical survey	-	-	-	-	6,915
Drilling and mining development	2,380,204	2,238,691	-	4,618,895	5,863,818
Pilot milling	2,740,391	-	-	2,740,391	3,538,455
Supervision and local administrative costs	279,120	135,927	1,652	416,699	1,341,295
Transportation costs	4,790,568	193,458	-	4,984,026	6,969,213
Roads	826	57,306	-	58,132	15,993
Camp costs	952,675	499,756	-	1,452,431	1,430,355
Capitalized amortization of exploration buildings and equipment	1,261,251	313,178	146	1,574,575	1,686,739
Stock-based compensation costs	573,794	198,941	163	772,898	1,001,173
	13,896,348	4,606,378	1,961	18,504,687	27,100,988
Write-off of mining assets - Costs and deferred exploration expenses	-	-	(1,199,891)	(1,199,891)	(147,635)
Sales of concentrate from pilot mining	(10,659,283)	-	-	(10,659,283)	(35,588,838)
	3,237,065	4,606,378	(1,197,930)	6,645,513	(8,635,485)
Transfer to (from) excess cost recovery - pilot mining	(3,208,576)	-	-	(3,208,576)	6,770,293
	28,489	4,606,378	(1,197,930)	3,436,937	(1,865,192)
Balance - End of period	3,314,281	11,794,811	-	15,109,092	11,672,155

(ii) NATIONAL INSTRUMENT 51-102 - SECTION 5.4

Disclosure of outstanding securities as at August 27, 2007

Common shares: 111,115,469

Warrants: nil

Compensation options: nil

Options outstanding: 10,344,583

Number of options	Exercise price $	Expiry date
600,000	0.85	October 2008
930,000	0.75	August 2009
500,000	0.75	February 2010
1,453,333	0.30	September 2010
125,000	0.22	September 2010
2,601,250	0.40	February 2011
1,920,000	0.90	September 2011
40,000	0.98	January 2012
1,775,000	1.10	April 2012
250,000	1.28	June 2012
150,000	1.25	July 2012

Corporate Information

Corporate Head Office

Suite 2750
600 de Maisonneuve Blvd. West
Montréal, Québec H3A 3J2

Tel.: (514) 393-8875
Fax: (514) 393-8513

Ticker symbol

TSX Venture Exchange TSX
Symbol: DIB

Auditors

PricewaterhouseCoopers LLP
Suite 2800
1250 René-Lévesque Blvd. West
Montréal, Québec H3B 2G4

Registrar and Transfer Agent

Computershare Trust Company of Canada

Investor Relations consultant

Nicole Blanchard
Managing Partner
Sun International Communications

Tel.: (450) 627-6600
E-mail: nicole.blanchard@suncomm.com

Investor relations

Nathalie Dion
Investor Relations Manager
Tel.: (514) 393-8875, ext. 241
E-mail: ndion@diabras.com

Leonard Teoli
Chief Financial Officer
Tel.: (514) 393-8875, ext. 226

Website

www.diabras.com

Board of Directors

Thomas L. Robyn
Executive Chairman

Réjean Gosselin

Robert D. Hirsh

Philip Renaud

André St-Michel

Mario Caron

Daniel Tellechea

Eduardo Gonzalez

Officers

Thomas L. Robyn, Ph.D.
Executive Chairman

Réjean Gosselin, M.Sc.
President and Chief Executive Officer

André St-Michel, Eng., M.Sc.
Executive Vice-President

François Auclair, M.Sc., Geo., FGAC
Vice-President, Exploration

Leonard Teoli, C.A.
Chief Financial Officer

Luce L. Saint-Pierre, LL.B., C.A.
Corporate Secretary

RECEIVED

2009 JUN 16 P 1:19

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

DIA BRAS
exploration

630 René-Lévesque Blvd. West, Suite 2930
Montreal, Quebec
Canada, H3B 1S6

Telephone: (514) 393-8875
Fax : (514) 866-6193

VIA SEDAR

August 29, 2007

TO: **BRITISH COLUMBIA SECURITIES COMMISSION**
ALBERTA SECURITIES COMMISSION
ONTARIO SECURITIES COMMISSION
TSX VENTURE EXCHANGE

Re: Dia Bras Exploration Inc.

Dear Sirs:

We confirm that the following material was sent by prepaid mail on August 29, 2007 to the registered and non-registered shareholders of the Company whose names appear on a Supplemental Mailing List, as defined in the *Canadian Securities Administrators' National Policy Instrument 54-101*:

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
SECOND QUARTER ENDED JUNE 30, 2007 AND
MANAGEMENT'S DISCUSSION AND ANALYSIS DATED AUGUST 27, 2007.

Yours truly,

DIA BRAS EXPLORATION INC.

Leonard Teoli
Chief Financial Officer

DIA BRAS
exploration

DIA BRAS EXPLORATION INC.

Interim Consolidated Financial Statements

Six-month period ended June 30, 2007
(UNAUDITED)

Dia Bras Exploration Inc.

Consolidated Balance Sheets
(unaudited)

	As at June 30, 2007 $	As at December 31, 2006 $
Assets		
Current assets		
Cash and cash equivalents	11,489,403	19,704,587
Receivables (note 4)	1,015,228	3,347,046
Sales tax and other receivables	3,661,335	3,981,826
Inventories from pilot-mining program (note 5)	493,384	471,981
Temporary investment (note 6)	1,224,000	340,000
Prepaid expenses	36,233	20,168
	17,919,583	27,865,608
Mining assets (note 7)	31,243,358	24,126,921
Property, plant and equipment	262,602	-
Future income tax assets	2,102,776	758,402
	51,528,319	52,750,931
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	1,691,945	830,978
Income taxes payable (note 12)	130,000	57,425
Deferred tenant allowance	19,188	-
	1,841,133	888,403
Excess cost recovery – pilot mining (note 7 (a) (i))	3,561,717	6,770,293
Deferred tenant allowance	78,350	-
Future income tax liabilities (note 12)	2,327,139	727,765
	7,808,339	8,386,461
Shareholders' Equity		
Share capital (note 8)	52,619,165	51,308,067
Warrants and compensation options (note 9)	69,266	193,603
Contributed surplus (note 11)	7,979,093	6,590,223
Deficit	(16,947,544)	(13,727,423)
	43,719,980	44,364,470
	51,528,319	52,750,931

Commitments and Contingency (notes 16 and 17)

Dia Bras Exploration Inc.

Consolidated Statements of Operations and Deficit
(unaudited)

	For the three-month period ended June 30, 2007	2006	For the six-month period ended June 30, 2007	2006
	$	$	$	$
Income				
Interest income and other	222,207	55,880	332,099	69,755
Gain on disposal of temporary investment (note 6 (c))	-	-	-	152,800
Change in value of temporary investment (note 6)	374,000	-	484,500	-
Net gain on variation of commodity market prices	951,763	-	-	-
Miscellaneous revenues	769	22,697	769	27,697
	1,548,739	78,577	817,368	250,252
Expenses				
Administrative expenses	463,257	403,784	980,509	761,521
Stock-based compensation costs (note 10)	726,152	82,047	768,146	316,732
Interest expenses	10,657	-	25,421	-
Amortization of property, plant and equipment and deferred tenant allowance	13,789	-	20,980	-
Write-off of mining assets (note 7 (iv))	1,199,891	-	1,199,891	-
Net loss on variation of commodity market prices	-	-	330,652	-
Other project costs	6,080	29,069	6,080	29,069
Loss on currency exchange	574,303	273,216	720,310	342,936
	2,994,129	788,116	4,051,989	1,450,258
Loss before income taxes for the period	(1,445,390)	(709,539)	(3,234,621)	(1,200,006)
Future income tax provision (recovery) (note 12)				
Current	37,000	-	130,000	-
Future	714,000	-	255,000	(110,600)
	751,000	-	385,000	(110,600)
Loss for the period	(2,196,390)	(709,539)	(3,619,621)	(1,089,406)
Deficit – Beginning of period	(14,751,154)	(10,985,115)	(13,727,423)	(10,605,248)
Change in accounting policy related to financial instruments	-	-	399,500	-
Restated deficit balance – beginning of period	(14,751,154)	(10,985,115)	(13,327,923)	(10,605,248)
Deficit – End of period	(16,947,544)	(11,694,654)	(16,947,544)	(11,694,654)
Basic and diluted loss per share	(0.02)	(0.01)	(0.03)	(0.02)
Basic and diluted weighted average number of outstanding shares	110,192,899	82,335,598	109,929,586	82,039,265

Dia Bras Exploration Inc.

Consolidated Statement of Comprehensive Income
(unaudited)

	For the three-month period ended June 30,		For the six-month period ended June 30,	
	2007	2006	2007	2006
	$	$	$	$
Net loss	(2,196,390)	(709,539)	(3,619,621)	(1,089,406)
No other comprehensive income components	-	-	-	-
Comprehensive loss	(2,196,390)	(709,539)	(3,619,621)	(1,089,406)

Dia Bras Exploration Inc.

Consolidated Statements of Cash Flows
(unaudited)

	For the three-month period ended June 30, 2007	2006	For the six-month period ended June 30, 2007	2006
	$	$	$	$
Cash flows from				
Operating activities				
Loss for the period	(2,196,390)	(709,539)	(3,619,621)	(1,089,406)
Adjustments for				
Future income taxes (note 12)	714,000	-	255,000	(110,600)
Gain on disposal of temporary investment (note 6 (c))	-	-	-	(152,800)
Stock-based compensation costs (note 10)	726,152	82,047	768,146	316,732
Change in value of temporary investment (note 6)	(374,000)	-	(484,500)	-
Write-off of mining assets (note 7 (iv))	1,199,891	-	1,199,891	-
Amortization of property, plant and equipment and deferred tenant allowance	13,789	-	20,980	-
Loss (gain) on variation of commodity market prices	(951,763)	-	330,652	-
Loss (gain) on currency exchange	574,303	(13,612)	720,310	(17,336)
	(294,018)	(641,104)	(809,142)	(1,053,410)
Changes in non-cash working capital items (note 14)	(887,574)	(127,717)	476,914	(454,629)
	(1,181,592)	(768,821)	(332,228)	(1,508,039)
Financing activities				
Payment of obligation related to assets under capital lease	-	126,724	-	106,551
Issuance of share capital	816,587	-	1,034,587	33,937
	816,587	126,724	1,034,587	140,488
Investing activities				
Increase in mining assets	(10,716,842)	(7,094,735)	(22,159,511)	(11,931,512)
Proceeds from sales of concentrate	6,329,934	8,287,693	13,428,013	14,085,974
Purchase of short-term deposits	-	-	-	(10,000)
Acquisition of temporary investment (note 6 (c))	-	-	-	(260,000)
Disposal of temporary investment (note 6 (c))	-	-	-	412,842
Acquisition of property, plant and equipment	(32,856)	-	(186,045)	-
	(4,419,764)	1,192,958	(8,917,543)	2,297,304
(Decrease) Increase in cash and cash equivalents during the period	(4,784,769)	550,861	(8,215,184)	929,753
Cash and cash equivalents – Beginning of period	16,274,172	3,920,853	19,704,587	3,541,961
Cash and cash equivalents – End of period	11,489,403	4,471,714	11,489,403	4,471,714

1 Nature of operations

Dia Bras Exploration Inc. (the "Company"), an exploration-stage company, incorporated under the *Canada Business Corporations Act* on April 11, 1996, is principally in the business of acquisition, exploration and development of mineral properties.

The Company, through its wholly owned Mexican subsidiary Dia Bras Mexicana, owns or controls several mining concessions located in the State of Chihuahua, Mexico, which are presently at the exploration stage. Until it is determined that the properties contain mineral reserves or resources that can be economically mined, they are classified as mining properties. The economic viability of these mining properties has not yet been assessed. The recoverability of costs relating to the mining properties, including deferred exploration expenses, is dependent upon the discovery of economically recoverable reserves and resources, confirmation of the Company's interest in the underlying mineral concessions, receipt of necessary permits and the ability of the Company to obtain the necessary financing to complete the development and construction of processing facilities, as well as future profitable production or, alternatively, upon disposal of such properties at an amount equal to the Company's investment therein.

In 2005, the Company began a pilot-mining program at the Bolivar Mine property in order to gather information and data in view of a pre-feasibility study. However, the Company has not yet reached the commercial production stage.

In accordance with industry standards for properties at that stage of exploration, the Company is taking reasonable measures to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers, and title may be affected, among other things, by undetected defects.

2 Interim financial information and basis of consolidation

Interim financial information

These interim consolidated financial statements for the six-month period ended June 30, 2007, have been prepared in accordance with Canadian generally accepted accounting principles and use the same accounting policies and methods used in the preparation of the Company's most recent annual financial statements. All disclosures required for annual financial statements have not been included in these financial statements. Therefore, these statements should be read in conjunction with the December 31, 2006 audited financial statements.

Basis of consolidation

These interim consolidated financial statements include the accounts of the Company and its wholly owned foreign subsidiaries, Dia Bras Mexicana S. de R.L. de C.V., Servicios de Minería de la Sierra S. de R.L. de C.V., and Nichromex S. de R.L. de C.V.

Asesores Administrativos y Recursos Humanos S. de R.L. de C.V. is consolidated in the accounts of the Company as it is a variable interest entity ("VIE") and the Company is the primary beneficiary of this entity.

3 New accounting standards

Financial Instruments – Comprehensive income

Effective January 1, 2007, Dia Bras Exploration Inc. adopted the new Canadian Institute of Chartered Accountants ("CICA") handbook sections accounting, related to Financial Instruments Section 1530, "Comprehensive income", Section 3251 "Equity", and Section 3855 "Financial instruments-Recognition and Measurement".

Section 1530 "Comprehensive Income"
Section 1530 introduced a new requirement to present certain revenues, expenses, gains and losses arising from transactions and other events from non-owner sources, that otherwise would not be immediately recorded in income, in a comprehensive income statement which is now required to constitute a complete set of financial statements. The accumulated effect of comprehensive income or loss can now be found in equity of the Consolidated Balance Sheet as Accumulated Other Comprehensive Income.

Section 3855 "Financial Instruments-Recognition and Measurement"
One of the basic principles of Section 3855 is that fair value is the most relevant measure for financial instruments.

Financial assets must be classified into one of the four following categories:

- Held-to-maturity investments (measured at cost);
- Loans and receivables (measured at amortized cost);
- Held-for-trading assets (measured at fair value with changes in fair value recognized in earnings immediately);
- Available-for-sale assets, including investments in equity securities, held-to-maturity investments that an entity elects to designate as being available for sale and any financial asset that does not fit into any other category (measured at fair value with changes in fair value accumulated in Other Comprehensive Income until the asset is sold).

Financial liabilities, which include long-term debt and other similar instruments, must be accounted for at amortized cost, except for those classified as held for trading, which must be measured at fair value.

Sales of concentrate: Effective January 1, 2007, final settlement billings adjustments are recorded in the Consolidated Statements of Operations and Deficit instead of an adjustment to sales of concentrate which before commencement of commercial production is recorded as a reduction of the related deferred exploration expenses.

Variation in the value of the provision for final settlement due to commodity prices and exchange rate changes are also recorded in the Consolidated Statements of Operations and Deficit.

Impact
On January 1, 2007, these changes in accounting policies required the following adjustments:

	Balance December 31, 2006	Adjustments	Balance January 1, 2007
	$	$	$
Temporary investment (held for trading)	340,000	399,500	739,500

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where management judgment is applied are allowance for doubtful accounts, mining asset valuations, contingent liabilities, and future income taxes. Actual results could differ from those estimates, and such differences could be material.

Cash and cash equivalents

Cash and cash equivalents consist of bank balances and interest-bearing, short-term liquid investments repurchasable at all times without penalties.

Inventories from pilot mining

Inventories from pilot mining consist of broken material and concentrate located at the plant and are recorded at the lower of cost and net realizable value.

Mining assets

Mining assets include the cost to acquire mining concessions and options in mining properties, deferred exploration expenses, land, exploration buildings and equipment, supplies inventory that will be used for exploration, and deposits on future mining assets. All costs directly related to foreign projects are capitalized.

Costs and deferred exploration expenses

Costs and exploration expenses are deferred until the economic viability of the project has been established, at which time costs are added to property, plant and equipment. Costs are written off when properties are abandoned or when cost recovery is uncertain. Management has defined uncertainty as either there being no financial resources available for development over a period of three consecutive years or results from exploration work not warranting further investment.

Proceeds from the sale of a mining asset are applied against related carrying costs, and any excess is reflected as a gain in the Consolidated Statements of Operations and Deficit. In the case of a partial sale, if carrying costs exceed the proceeds, only the loss is reflected.

Revenue from the sale of concentrate from the pilot mining program before commencement of commercial production is recorded as a reduction of the related deferred exploration expenses and is recognized when the following conditions are met:

- persuasive evidence of an arrangement exists;
- delivery has occurred under the terms of the arrangement;
- the price is fixed or determinable; and
- collection is reasonably assured.

The Company's concentrate is sold under pricing arrangements whereby final settlement prices are determined by quoted market prices in a period subsequent to the date of sale. The concentrate is provisionally priced at the time of shipment on known prices at that time and thereafter adjusted to reflect changes using forward prices for the expected month of final settlement. Subsequent variations of the price are recorded in the Consolidated Statement of Operations and Deficit.

If the accumulated revenue from sales of concentrate from the pilot-mining program exceeds the related costs and deferred exploration costs, then the excess cost recovery is included in long-term liabilities until (i) the situation is reversed, or (ii) commercial production has begun at which time it will be netted against construction costs, if any, of the new facilities, or (iii) the property is abandoned.

The Company assumes that commercial production on the Bolivar project will commence no later than the end of 2009. Commercial production has been defined as being the stage where the Company reaches a production level of 65% of mill capacity for a consecutive period of 90 days within a maximum period of six months. The production level will be calculated on the rated capacity of an on-site mill.

4 Receivables

The Company's receivables are detailed as follows:

	As at June 30, 2007	As at December 31, 2006
	$	$
Receivables from pilot mining	-	1,568,683
Provision for final settlement [(i)]	1,015,228	1,778,363
	1,015,228	3,347,046

[(i)] The provision for final settlement represents the estimated amount which would be recovered or paid back as at June 30, 2007 on shipments of concentrate for which the Company received provisional payments of approximately 90% of the shipment value at the date of shipment. As at June 30, 2007, shipments which had not reached the final settlement stage comprised approximately 7,558 tonnes of zinc concentrate (8.0 million lbs. payable) and 2,718 tonnes of copper concentrate (1.6 million lbs. payable) (7,430 tonnes and 4,090 tonnes, respectively, as at December 31, 2006). Final settlement value will be determined at the quotational period under the terms of the arrangement.

5 Inventories from pilot-mining program

	As at June 30, 2007	As at December 31, 2006
	$	$
Broken material	163,087	10,928
Concentrate	330,297	461,053
	493,384	471,981

6 Temporary investment

	As at June 30, 2007	As at December 31, 2006
	$	$
Pershimco Resources Inc. ("Pershimco")		
850,000 common shares (a) – at quoted market value (December 31, 2006 – at cost)	765,000	306,000
850,000 warrants (b) exercisable at $0.40 each until November 2007– Fair value (December 31, 2006 – at cost)	459,000	34,000
	1,224,000	340,000

(a) The Company has elected to consider its investment in common shares of Pershimco Resources Inc. as held for trading. Under this classification, any change in value between balance sheet dates is recorded in the Consolidated Statements of Operations and Deficit.

(b) The Warrants held by the Company represent derivative instruments and are recorded for at fair value. Any change in fair value between balance sheet dates is recorded in the Consolidated Statements of Operations and Deficit.

(c) As at December 31, 2005, the Company owned 166 common shares and 666,666 warrants, exercisable at a price of $0.39 per warrant, of Ecu Silver Mining Inc. During the six-month period ended June 30, 2006, the company exercised all the warrants for $260,000 and disposed of all the shares for a total consideration of $412,842. The Company realized a gain on disposal of $152,800.

The estimated fair value of each warrant of $0.54, as at June 30, 2007, was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions:

	For the six-month period ended June 30, 2007
Pershimco warrants	
Estimated volatility	130.38%
Risk-free interest rate	3.99%
Expected life of warrants	5 months
Related common share price	$0.90
Warrant exercise price	$0.40

Changes in the temporary investment value during the period were as follows:

	Common shares $	Warrants $	Total $
Balance at beginning of the period	306,000	34,000	340,000
Restatement of opening balance due to change in accounting policy	195,500	204,000	399,500
Restated balance at beginning of period	501,500	238,000	739,500
Increase in value during the period	263,500	221,000	484,500
Balance – end of period	765,000	459,000	1,224,000

7 Mining assets

	As at June 30, 2007 $	As at December 31, 2006 $
Costs and deferred exploration expenses (a)	15,109,092	11,672,155
Land, exploration buildings and equipment (b)	13,875,256	10,446,092
Supplies and spare parts inventory	1,766,455	1,366,801
Deposits on mining assets	492,555	641,873
	31,243,358	24,126,921

(a) Cost and deferred exploration expenses

	Costs		Deferred exploration expenses		Total	
	As at June 30, 2007	As at December 31, 2006	As at June 30, 2007	As at December 31, 2006	As at June 30, 2007	As at December 31, 2006
	$	$	$	$	$	$
Mexico (State of Chihuahua)						
Bolivar projects (options)						
Bolivar Mine* (i) (note 17)	-	-	-	-	-	-
Piedras Verdes (ii)	313,238	313,102	2,073,771	2,073,771	2,387,009	2,386,873
San José (iii)	186,807	141,288	271,504	271,504	458,311	412,792
Mezquital	29,061	27,299	99,105	99,105	128,166	126,404
La Cascada	11,494	10,110	133,577	133,577	145,071	143,687
Val	2,779	2,684	100,928	100,928	103,707	103,612
Other	70,416	68,860	22,301	43,564	92,717	112,424
Promontorio projects (options)						
Promontorio and Hidalgo (iv)	-	249,425	-	948,505	-	1,197,930
El Magistral (v)	-	-	-	-	-	-
Cusi projects (vi)						
India – Marisa (a)	240,754	239,997	1,706,147	1,667,335	1,946,901	1,907,332
Holguin – San Juan (b)	1,526,486	1,463,823	6,966	-	1,533,452	1,463,823
San Miguel – La Bamba (c) (option)	221,285	221,285	2,504,216	1,204,497	2,725,501	1,425,782
Mineria Cusi – Santa Edwiges/San Nicolas (d) (option)	1,127,048	1,127,048	4,409,321	1,254,744	5,536,369	2,381,792
DBM	9,137	4,269	42,751	5,435	51,888	9,704
	3,738,505	3,869,190	11,370,587	7,802,965	15,109,092	11,672,155

	Costs		Deferred exploration expenses		Total	
	As at June 30, 2007	As at December 31, 2006	As at June 30, 2007	As at December 31 2006	As at June 30, 2007	As at December 31 2006
	$	$	$	$	$	$
***Bolivar Mine**						
Costs and deferred exploration expenses	1,632,614	1,630,929	46,616,192	32,750,018	48,248,806	34,380,947
Less: sales of concentrate from pilot mining	(1,632,614)	(1,630,929)	(50,177,909)	(39,520,311)	(51,810,523)	(41,151,240)
	-	-	(3,561,717)	(6,770,293)	(3,561,717)	(6,770,293)
Less: Transfer to excess cost recovery – pilot mining	-	-	3,561,717	6,770,293	3,561,717	6,770,293
	-	-	-	-	-	-

[1] Converted at the rate of exchange in effect as at June 30, 2007.

(i) Bolivar Mine

In August 2004, the Company entered into a commercial agreement with the owners of the Bolivar Mine property (Bolivar III and Bolivar IV). The agreement provides for the acquisition by the Company of 100% of the Bolivar Mine property for a consideration of US$1,200,000 payable over a two-year period. The remaining payment of $172,803[1] (US$162,500) is delayed due to legal issues.

During the six-month period ended June 30, 2007, the Company continued its pilot-mining program on the Bolivar Mine property. During that period, the Company sold zinc and copper concentrate in the amount of $10,659,283 (for the six-month period ended June 30, 2006 – $6,129,281). In accordance with the Company's accounting policy, revenue from sales of concentrate prior to the commencement of commercial production is accounted for as a reduction of related costs and deferred exploration expenses. Consequently, the $3,561,717 (as at December 31, 2006 – $6,770,293) of excess cost and deferred accumulated exploration expense recovery on the Bolivar Mine property is shown as a long-term liability on the Consolidated Balance Sheets.

(ii) Piedras Verdes

During the year ended March 31, 2004, the Company entered into an option agreement to acquire a 100% interest in the Piedras Verdes property for a cash consideration of US$200,000 payable over a two-year period. The remaining payment of $21,268[1] (US$20,000) will be made when official transfer of the property titles is completed.

(iii) San José project

In July 2003, the Company entered into an option agreement with El Paso Partners, Ltd. ("EPP") to acquire a cumulative interest of up to 100% in the San José silver and base metal properties by incurring exploration expenditures of US$1,638,000.

The remaining payments for the San José project, as at June 30, 2007, are as follows:

	Equivalent in C$	**Payments in US$**
July 2007	39,878[1]	37,500
January 2008	39,878[1]	37,500

In July 2008 and July 2009, the Company will pay a yearly advance royalty payment of $79,756[1] (US$75,000).

(iv) Promontorio and Hidalgo properties

In May 2004, the Company entered into a purchase option agreement whereby it could earn a 100% interest in the Promontorio and Hidalgo properties by paying the vendors a total of US$3,000,000.

During the six-month period ended June 30, 2007, the Company decided to abandon the Promontorio project and therefore did not proceed with the US$150,000 payment that was due in June 2007. Consequently, the Company wrote off the accumulated costs and deferred exploration expenses of $1,199,891.

(v) El Magistral

In November 2004, the Company entered into a purchase option agreement whereby the Company could purchase a 100% interest in the El Magistral property for the sum of US$1,000,000, payable over a five-year period, including US$50,000 at the signing of the agreement.

In 2006, the Company decided to abandon the project and therefore did not make the November 2006 payment of US$75,000. Consequently, the Company wrote off the accumulated costs incurred of $147,635.

(vi) Cusi Project

In May and June 2006, the Company staked ground and entered into agreements in order to earn interest in more than 7,500 hectares of contiguous mining concessions (the "Cusi Properties"), including 12 former mines, in the Cusihuiriachic ("Cusi") silver district in Chihuahua State, Mexico, located within 40 kilometres of the Company's Malpaso mill, as follows:

(a) On May 2, 2006, the Company entered into a purchase agreement with Hector Sanchez Villalobos and Carmen Saenz Rodriguez ("Villalobos and Rodriguez") to acquire two properties covering 21.08 hectares for a cash payment of US$100,000 and the issue by the Company of 200,000 common shares of the Company at a price of $0.64 per share for a total of $128,000. The portion of the transaction payable in shares has been recorded at the fair value of the common shares issued, based on their quoted market value at the date of the transaction. The property is subject to a 1.5% NSR of up to a maximum of $1,595,100[1] (US$1,500,000) in favour of Villalobos and Rodriguez with a $1,063,400[1] (US$1,000,000) buy-back option.

(b) On May 30, 2006, the Company entered into a purchase agreement with Manuel Holguin Aragonez ("Holguin") to acquire properties covering 1,676 hectares for an aggregate cash payment of US$740,000, and the issuance by the Company of 1,000,000 common shares of the Company at a price of $0.64 per share for a total of $640,000. The portion of the transaction payable in shares has been recorded at the fair value of the common shares issued, based on their quoted market value at the date of the transaction. The properties are subject to a 1.5% NSR of up to a maximum of $1,595,100[1] (US$1,500,000) in favour of Holguin. The NSR can be purchased for $1,063,400[1] (US$1,000,000). As at June 30, 2007, an amount of $132,925[1] (US$125,000) remains to be paid.

(c) On May 31, 2006, the Company entered into an option agreement with Pershimco Resources Inc. ("Pershimco") pursuant to which the Company could earn up to a 70% interest in the San Miguel-La Bamba property covering 36 hectares located in the Cusi District owned by Pershimco by making a cash payment of US$200,000 and fulfilling work commitments as follows:

Work commitment	Cumulative interest earned	Period
US$	%	
1,500,000	50	until May 31, 2007
2,500,000	20	until November 30, 2008
4,000,000	70	

The property is subject to a 2% NSR of which 1% may be bought back for $1,063,400[(1)] (US$1,000,000).

As at June 30, 2007, the Company had earned a 50% interest in the properties. Final legal documentation for the transfer of titles remains to be completed.

(d) On June 14, 2006, the Company signed a letter of intent to enter into an option agreement to earn a 100% interest in several mining concessions (1,133.5 hectares) with Compañia Minera Cusi ("Minera Cusi"), a private Mexican company, for US$5,000,000 payable over three years. The properties are subject to a sliding scale royalty in favour of Minera Cusi as follows: 2% NSR if the price of silver is equal to a maximum of $11.70[(1)] (US$11.00) per ounce or 3% NSR if the price of silver exceeds $11.70[(1)] (US$11.00) per ounce. The Company may withdraw from its option agreement under the proposed acquisition, over the three-year period, by simple notice to Minera Cusi and the forfeiture of payments.

Remaining option payments are as follows:

	Equivalent in C$	Payments in US$
August 2007*	2,126,800[(1)]	2,000,000
August 2008	2,126,800[(1)]	2,000,000

*In agreement with Minera Cusi, the August 2007 payment has been postponed as follows:

- $1,063,400[(1)] (US$1,000,000) to be paid in September 2007, and
- $1,063,400[(1)] (US$1,000,000) once some mining concession registration issues are settled.

(b) Exploration land, building and equipment

	As at June 30, 2007		
	Cost	Accumulated amortization	Net
	$	$	$
Land	273,813	-	273,813
Building			
Plant	1,689,867	300,186	1,389,681
Camp	397,346	103,223	294,123
Machinery and equipment	11,975,035	2,545,028	9,430,007
Computers and office furniture	688,334	291,827	396,507
Rolling stock	3,273,867	1,182,742	2,091,125
	18,298,262	4,423,006	13,875,256

	As at December 31, 2006		
	Cost	Accumulated amortization	Net
	$	$	$
Land	67,539	-	67,539
Buildings			
Plant	1,512,348	220,582	1,291,766
Camp	397,346	89,721	307,625
Machinery and equipment	7,781,876	1,478,437	6,303,439
Computers and office furniture	547,618	207,382	340,236
Rolling stock	2,993,482	857,995	2,135,487
	13,300,209	2,854,117	10,446,092

8 Share capital

Authorized

An unlimited number of common shares without par value

Issued

Changes in the Company's share capital were as follows:

	For the six-month period ended June 30, 2007		For the year ended December 31, 2006	
	Number of shares	Amount $	Number of shares	Amount $
Balance – Beginning of period	109,550,905	51,308,067	81,724,769	26,921,601
Issued and paid in cash (i)	-	-	14,950,000	10,465,000
Issued for the acquisition of mining assets (note 7 (vii) (a) (b))	-	-	1,200,000	768,000
Issued following exercise of compensation options or warrants ((ii) and note 9)	672,088	796,424	11,423,219	13,022,470
Issued following exercise of stock options (notes 10 and 11)	562,750	514,674	252,917	130,996
Balance – End of period	110,785,743	52,619,165	109,550,905	51,308,067

(i) On August 17, 2006, the Company closed an offering on a bought-deal basis of 13,000,000 common shares at a price of $0.70 per common share, for gross proceeds of $9,100,000. The underwriters for the offering also exercised their over-allotment options to purchase an additional 1,950,000 common shares at $0.70 per common share for additional gross proceeds of $1,365,000, raising the total gross proceeds of the offering to $10,465,000.

As a commission, the Company paid a cash consideration of $732,550 and issued to the agent 1,046,500 compensation options evaluated at $193,603 (note 9). This amount is included in share and warrant issue expenses in the Consolidated Statements of Operations and Deficit under share and warrant issue expenses. The compensation options entitle the holder to subscribe for the same number of common shares at a price of $1.00 per share until August 16, 2007.

The fair value of the compensation options was estimated using the Black-Scholes model based on the following assumptions:

Dividend yield	0%
Volatility	87.83%
Risk-free interest rate	4.33%
Expected life	1 year

As a result, the fair value of the compensation options was estimated at $193,603.

(ii) In November 2006, 11,423,219 warrants were exercised at the price of $0.90, for a total cash consideration of $10,280,897, including 1,100,067 warrants by directors and officers of the Company or company controlled by a director or officer of the Company for a total amount of $990,060. Consequently, the Company issued 11,423,219 common shares.

9 Warrants and compensation options

Changes in the Company's outstanding common share purchase warrants were as follows:

	For the six-month period ended June 30, 2007			For the year ended December 31, 2006		
	Number of warrants	Number of compensation options	Amount $	Number of warrants	Number of compensation options	Amount $
Balance – Beginning of period	-	1,046,500	193,603	12,002,068	-	2,880,496
Issued (note 8 (i))	-	-	-	-	1,046,500	193,603
Exercised (note 8 (ii))	-	(672,088)	(124,337)	(11,423,219)	-	(2,741,573)
Expired (note 11)	-	-	-	(578,849)	-	(138,923)
Balance – End of period	-	374,412	69,266	-	1,046,500	193,603

Outstanding compensation options, entitling their holders to subscribe to an equivalent number of common shares, were as follows as of June 30, 2007:

Exercise price $	Number of compensation options	Expiry date
1.00	374,412	August 16, 2007

Subsequent to June 30, 2007, 324,276 compensation options have been exercised for a total cash consideration of $324,276, leaving 50,136 compensation options to expire.

10 Stock option plan

The Company maintains a stock option plan (the "Plan") whereby the Board of Directors may, from time to time, grant to employees, officers, directors or consultants options to acquire common shares of the Company on such terms and at such exercise prices as may be determined by the Board. As at June 30, 2007, the Plan provides that: i) the maximum number of common shares in the capital of the Company that may be reserved for issuance under the Plan shall be equal to 10,900,000 (as of December 31, 2006 – 9,700,000) common shares, and ii) that the maximum number of common shares that may be reserved for issuance to any one optionee pursuant to a share option may not exceed 5% of the common shares outstanding at the time of grant.

The options must be exercised within five years of grant. The exercise price may not be lower than the market price of the common shares at the time of grant. All options granted before September 2006 have a vesting period of 18 months: 25% at the date of grant and 12.5% in each of the following six quarters. Beginning September 2006, options granted are entirely vested at the date of grant.

On June 7, 2007, the Board granted a total of 250,000 options to purchase common shares of the Company to its new directors. The options are exercisable at any time at a price of $1.28 until June 12, 2012.

On April 3, 2007, the Board granted a total of 1,775,000 options to purchase common shares of the Company to its directors, officers and employees. The options are exercisable at any time at a price of $1.10 until April 3, 2012.

On March 6, 2007, the Board of Directors approved an increase in the number of common shares reserved for issuance under the Company's stock option plan from 9,700,000 to 10,900,000. The number of common shares reserved represents approximately 10% of the number of shares issued and outstanding.

A summary of changes in the Company's stock options outstanding is presented below:

	For the six-month period ended June 30, 2007		**For the year ended December 31, 2006**	
	Number of options	**Average exercise price**	**Number of options**	**Average exercise price**
		$		**$**
Beginning of period	8,957,333	0.60	4,786,250	0.59
Granted	2,065,000	1.12	4,700,000	0.61
Exercised (note 8)	(562,750)	0.64	(252,917)	0.33
Expired or cancelled	(260,000)	0.88	(276,000)	0.72
End of period	10,199,583	0.70	8,957,333	0.60

A summary of options outstanding and exercisable as at June 30, 2007 is presented below:

Exercise price	Number of options		Expiry date
	Outstanding	Exercisable	
$			
0.85	600,000	600,000	October 2008
0.75	930,000	930,000	August 2009
0.75	500,000	500,000	February 2010
0.30	1,453,333	1,453,333	September 2010
0.22	125,000	125,000	September 2010
0.40	2,606,250	2,280,469	February 2011
0.90	1,920,000	1,920,000	September 2011
0.98	40,000	40,000	January 2012
1.10	1,775,000	1,775,000	April 2012
1.28	250,000	250,000	June 2012
	10,199,583	9,873,802	

Total stock-based compensation costs for the six-month period ended June 30, 2007 amount to $1,541,044 (note 11) (for the six-month period ended June 30, 2006 – $624,672), including $772,898 (for the six-month period ended June 30, 2006 – $307,940) capitalized to mining assets as part of the Chihuahua project costs on the basis that the options were granted to officers and consultants involved exclusively in the exploration program in Mexico. The balance of $768,146 (for the six-month period ended June 30, 2006 – $316,732) was recorded in the Consolidated Statements of Operations and Deficit.

The weighted average of estimated fair value of each option granted was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions:

	For the six-month period ended June 30, 2007	For the six-month period ended June 30, 2006
Average dividend per share	Nil	Nil
Estimated volatility	94%	98%
Risk-free interest rate	3.93%	4.06%
Expected life of options granted	4 years	4 years
Options granted which exercise price equals the market price of the stock on the grant date:		
Estimated faire value of option	$0.75	$0.40
Exercise price	$1.12	$0.28

11 Contributed surplus

	For the six-month period ended June 30, 2007	For the year ended December 31, 2006
	$	$
Balance – Beginning of period	6,590,223	4,802,240
Stock-based compensation costs (note 10)	1,541,044	1,696,019
Exercise of options	(152,174)	(46,959)
Warrants expired (note 9)	-	138,923
Balance – End of period	7,979,093	6,590,223

12 Income taxes

The provision for income taxes is different from what would have resulted from applying the combined Canadian statutory tax rate as a result of the following:

	For the six-month period ended June 30, 2007	For the six-month period ended June 30, 2006
	$	$
Loss before income taxes	(3,234,621)	(1,200,006)
Combined federal and provincial income tax benefit at 32% (32% in 2006)	(1,035,079)	(384,002)
Income tax rate differential in Mexico	86,058	9,771
Stock-based compensation costs	247,343	101,418
Increase in temporary investment	(155,040)	-
Write-off of mining properties	383,965	-
Non-taxable portion of capital gain	-	(24,463)
Decrease (increase) in the valuation allowance	255,000	224,700
Foreign exchange gain (loss) taxable (deductible) in Mexico	392,554	(264,760)
Inflation taxable on net financial liabilities in Mexico	168,172	78,881
Permanent difference		
Non-deductible items in Mexico	24,143	128,926
Increase in taxable loss	18,245	-
Other	(361)	18,929
	385,000	(110,600)

13 Asset retirement obligations

As at June 30, 2007, based on its review of the status of its operations under the current Mexican environmental legislation, the Company determined it does not carry any asset retirement obligation and, therefore, has not recognised such an obligation.

A liability stemming from any asset retirement obligation will be recorded in the period in which such obligation arises.

14 Statements of cash flows

	For the six-month period ended June 30, 2007	For the six-month period ended June 30, 2006
	$	$
(a) The changes in non-cash working capital items are as follows:		
Sales tax and other receivables	320,491	(1,150,753)
Inventories from pilot-mining program	(21,403)	52,316
Prepaid expenses	(16,065)	13,732
Accounts payable and accrued liabilities	121,316	675,076
Income taxes payable	72,575	(45,000)
	476,914	(454,629)
	$	$
(b) Additional information – non-cash transactions		
Issuance of shares for mining property	-	768,000
Stock-based compensation costs capitalized into mining assets (note 10)	772,898	307,940
Additions of mining assets included in accounts payable and accrued liabilities	739,651	209,846
Decrease (Increase) of accounts receivable included in sales of concentrate	2,331,818	(953,000)
Capitalized amortization of exploration buildings and equipment	1,574,575	564,129
	$	$
(c) Interest and income taxes		
Interest paid	25,421	28,718
Income taxes paid	57,425	45,000

15 Related party transactions

During the six-month period ended June 30, 2007, companies controlled by officers of the Company charged consulting fees amounting to $434,881 (for the six-month period ended June 30, 2006 - $293,796), including $329,102 capitalized to deferred exploration costs (for the six-month period ended June 30, 2006 – $162,598). As at June 30, 2007, the balance due to these companies amounted to $35,770 (as at June 30, 2006 – $18,370).

Related party transactions occurred in the normal course of business and were recorded at the exchange value, which is the consideration determined and agreed to by the related parties.

16 Commitments

In February 2004, the Company and two other companies jointly signed a five-year lease for office premises. The annual rent is approximately $150,000 which is divided on a pro rata basis among the three companies. The Company's annual gross commitment is approximately $50,000.

In December 2006, the Company signed a five-year lease for office premises. The annual rent is approximately $60,000.

17 Contingency

In 2005, legal proceedings were filed in Mexico against one of the Company's subsidiaries, Dia Bras Mexicana S. de R.L. de C.V. ("DBM"), by an individual claiming the annulment and revocation of the purchase contracts of the Bolivar Mine property entered into between DBM and Mr. Javier Octavio Bencomo Munoz and Minera Senda de Plata, S.A. de C.V. Following the notification of said claim against DBM, a defence was filed. Management cannot predict the outcome of these proceedings. However, management is confident that the results of the proceedings will have no adverse material effect on the Company.

18 Comparative figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the current year.

DIA BRAS exploration

For Immediate Release

TSX Venture Exchange - DIB

No. 24 - 2007

DIA BRAS Intersects high grade at the Promontorio Silver Mine in the Cusi Silver District

Montréal, Québec - September 13 2007- Dia Bras Exploration Inc. (TSX-V: DIB) is pleased to announce more high grade silver intersections from its ongoing drill program on the Cusi property, located in the State of Chihuahua, Mexico.

These results are highly encouraging in light of the on-going 25,000-metre diamond-drilling program, with more than 13,500 metres of core drilling completed to date in the Cusi District. Additional drilling will aim at defining the resource potential of the major Ag (Zn-Pb) vein/breccia structures of the Promontorio, Santa Marina - San Antonio and Santa Edwiges mines, all historical producers.

PROMONTORIO SECTOR:

"With the acquisition of the entire Cusi Silver district, encompassing some 100 sq. km, we took the major task to explore it; we have recently decided to focus on four interconnecting former mines - the San Edwiges - Promontorio Sector - and rehabilitate the old workings in order to assess their potential", said Réjean Gosselin, President and CEO of Dia Bras.

The high-grade Promontorio sector is of particular interest, where Dia Bras is conducting a drilling program directed at identifying resources within historical workings (see press release of June 19, 2007) and further identifying new targets with the help of the on-going surface mapping and sampling program,.

The area is situated in an extensional system, where a series of NE-SW faults are cut by a NW-SE fault. Furthermore, a set of regional structures, oriented 50 and 80 degrees are present everywhere on the Promontorio area.

Surface geology shows mostly 230° and 310° mineralized zones, near an east-west contact with the andesitic complex affected by tightly spaced, short N-S faults. The zones show limited brecciation and cataclastic deformation and minor alteration. Quartz veining made of millimetric and centimetric veinlets and veins is wide spread.

The WSW oriented and partially mined silver bearing Veta A (1.5 m wide) exhibits major alteration reaching 100 metres. Other mineralized structures do not show this widespread alteration.

EL GALLO VEIN (PROMONTORIO SECTOR)

The El Gallo vein of the Promontorio area is known from historical data (see press release of May 18, 2007). This major structure of the Promontorio area can be followed on surface over a strike length of more than 300 metres, and it is constrained between two NW-SE structures. It is truncated to the north by the Cusihuiriachic fault and to the south by the major Promontorio 310° structure.

On the NE side of the N310 fault, the El Gallo structure is a quartz vein (10 to 40cm) containing centimetric breccia fragments and quartz *veinlets-stockwork* (1 to 2m). This structure trends approximately N055/75°, and is visible on surface for almost 100m. On the SW side of the N310 fault, the Gallo structure is a highly-fractured zone (40cm), where the contact is limonite-kaolinite-psylomelane breccia (10-20 cm) with quartz veinlets.

Surface sampling performed in June reveals values of up to 230 g/t Ag with trace Zn, Pb, and Cu.

Channel Samples

Samples	Length (m)	Summary	Au (g/ton)	Ag (g/ton) AA	Ag* (g/Ton) FA	Pb (%)	Zn (%)	Cu (%)
DC077JP187-A	0.1	Vn Qtz Si++ Fx++ Hm	0.01	211	230	0.25	0.07	0.01
DC077JP201-A	0.2	Vn Qtz (LmMnO)	Ind.	Ind.	20	Ind.	Ind.	0.03
DC077JP201-B	0.2	Vn Qtz (LmMnO)	Ind.	145	150	Ind.	Ind.	0.04
DC077JP201-C	0.2	Vn Qtz (LmMnO)	0	183	70	0.29	0.01	0.04
DC077JP201-D	0.25	Vn Qtz (LmMnO)	Ind.	Ind.	20	0.05	0.09	0.02
DC077JP202	0.25	Vn Qtz Bx Vt MnO	0.01	211	230	0.25	0.07	0.01
DC077JP210	0.3	Vn Qtz	Ind.	Ind.	30	0.02	Ind.	Ind.
DC077JP213	0.1	Vn Qtz	Ind.	103	110	0.13	0.05	Ind.

The drilling program was successful in intersecting the El Gallo vein at various elevations and confirms a depth extension of more than 250 metres over a strike length of some 300 metres. The structure is still open at depth.

Hole DC07B107 to 109
These three holes were all drilled south of the main Promontorio shaft to test the potential mineralization near surface but did not produce significant results.

Hole DC07B105
This hole was drilled to test the El Gallo vein at level 1925. It intersected 97 g/t Ag over 1.5 metres at 126.5 m down hole. The estimated true width is 1.1 metres. A second intersection of 149 g/t Ag over 1.5 metres was intersected at a down hole depth of 233 m and possibly corresponds to an unidentified structure.

Hole DC07B111
This hole was drilled to test the extension of the El Gallo vein at level 1950. The El Gallo structure was intersected but reveals no mineralization. However, the hole intersected 1.5 metres of 164 g/t Ag between 119.0 to 120.5 metres core length. The estimated true width is 1.1 metres.

Hole DC07B115
This hole was drilled to test the south extension of the El Gallo vein, and intersected three silver bearing veins. One of these veins graded 157 g/t Ag over a core length of 4.5 metres between 174.5 to 179.0.

HOLE DC07B117
This hole was drilled to test the El Gallo vein at level 2000. The hole intersected a number of silver bearing veins. The El Gallo structure was intersected from 63.5 to 66.5 core length, with an average of 217 g/t Ag over an estimated true width of 3 metres. Another zone, some 11.8 metres in true width, averages 115 g/t Ag at a core length of 160 metres.

SAN ANTONIO – SAN MARINA SECTOR

Hole DC07B102

This hole was drilled to test the area between the San Antonio open pit and the Santa Marina underground mine at the 1700 level. The hole intersected numerous zones of weathered and non-weathered (sulfide-bearing) mineralization, the most important being a 4.5 metres interval grading 248 g/t Ag with 0.9% Zn and 0.9% Pb, including a section assaying 628 g/t Ag over 1.5 metres with 1.7% Zn and 1.6% Pb between 160.5 to 165.0 core length. A sulfide-rich interval that assayed 24 g/t Ag, 1.9% Zn and 1.6% Pb was intersected between 342 and 357 metres core length (10.6 metres true width), including a 1.5 metre interval that assayed 140 g/t Ag, 3.9% Zn and 3.8% Pb.

Hole DC07B103

This hole was drilled to test the western part of the San Antonio structure at the 1700 level. The best intersection was 1.5 metre of 99 g/t Ag (estimated true width of 1.1 metre) between 129.0 to 130.5 metres core length.

Hole DC07B110

This hole was drilled to test the eastern part of the San Antonio structure at level 1650. The hole intersected several significant intervals, including 1.5 metres of 320 g/t Ag from 307.5 to 309.0 metres core length, and 266 g/t Ag over 1.5 metres between 409.5 and 411 metres core length. Estimated true width is 1.1 metre.

SANTA EDWIGES SECTOR

Hole DC07B104

This hole was drilled to test the NE section of the Santa Edwiges mine at level 1950 and did not intersect significant mineralization.

Hole DC07B106

This hole was drilled to test the southern section of the Santa Edwiges mine at level 1975, and intersected 2.4% Zn and 1.3% Pb over 3 metres, between 114.5 and 117.5 core length. Estimated true width is 2.2 metres.

Hole DC07B112

This hole was drilled to test the NE part of the Santa Edwiges mine and intersected several zones of mineralization, including a 9.0-metre section between 156.5 to 165.5 metres core length that graded 0.1 g/t Au, 43 g/t Ag, 1.1% Zn and 0.8% Pb, including a richer section of 1.5 metres assaying 0.4 g/t Au, 221 g/t Ag, 1.6% Zn and 0.8 % Pb. Estimated true width is 6.4 metres.

Hole	From	To	Interval	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
DC07B102	160.5	165.0	4.5	0.0	248	0.1	0.9	0.9
	160.5	162.0	1.5	0.0	628	0.2	1.6	1.7
	327.0	328.5	1.5	0.4	211	0.0	0.3	0.8
	342.0	357.0	15.0	0.0	24	0.0	1.6	1.9
	343.5	345.0	1.5	0.1	140	0.1	3.8	3.9
	354.0	355.5	1.5	0.1	37	0.1	3.3	6.2
	366.0	367.5	1.5	0.0	8	0.0	1.6	0.6
DC07B103	87.0	90.0	3.0	0.0	38	0.0	0.4	2.0
	129.0	130.5	1.5	0.0	99	0.1	0.4	0.9
	336.0	337.5	1.5	0.0	14	0.0	0.4	1.0
	348.0	349.5	1.5	0.0	25	0.0	0.7	1.2
	393.0	394.5	1.5	0.0	6	0.0	0.0	1.6
DC07B105	126.5	128.0	1.5	<0.005	97	0.0	0.0	0.0
	233.0	234.5	1.5	0.3	149	0.0	0.5	1.0
DC07B106	114.5	117.5	3.0	0.2	2	0.0	1.3	2.4

DC07B110	468.0	474.0	6.0	0.0	10	0.1	0.6	1.6
	520.5	531.0	10.5	0.1	100	0.1	0.6	1.7
	307.5	309.0	1.5	0.4	320	0.0	0.1	0.2
DC07B111	119.0	120.5	1.5	0.0	164	0.0	0.1	0.2
DC07B112	108.5	110.0	1.5	0.0	10	0.0	0.7	1.2
	156.5	165.5	9.0	0.1	43	0.0	0.6	1.1
	164.0	165.5	1.5	0.4	221	0.0	0.8	1.6
DC07B115	126.5	128.0	1.5	0.0	101	0.0	0.1	0.3
	174.5	179.0	4.5	0.0	157	0.0	0.6	0.1
DC07B117	63.5	66.5	3.0	0.1	214	0.0	0.1	0.1
	156.5	168.5	12.0	0.1	115	0.0	0.1	0.1

Method of analysis

The diamond core samples were analyzed by ICP, AA and FA methods by Chemex at their facilities in Vancouver, Canada. The grab and channels surface samples were analysed by AA and FA at the Malpaso mill laboratories facilities.

The technical content of this news release has been approved by François Auclair, P. Geo. and Vice-President, Exploration of Dia Bras, a Qualified Person as defined in NI43-101.

About Dia Bras

Dia Bras is a Canadian exploration mining company focused on precious and base metals in the State of Chihuahua, in northern Mexico. The Company is committed to developing and adding value to its assets - the Bolivar copper-zinc project and the newly acquired Cusi silver mining camp. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

For further information on Dia Bras, visit www.diabras.com or contact:

Thomas L. Robyn
Executive Chairman
Dia Bras Exploration
(514) 393-8875

Réjean Gosselin
President & CEO
Dia Bras Exploration
(514) 393-8875

Nicole Blanchard
Managing Partner
Sun International Communications
(450) 627-6600

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward-looking statements:

Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements which involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.

DIA BRAS exploration

TSX Venture Exchange - DIB
No. 25 - 2007

DIA BRAS RECEIVES NI 43-101 RESOURCES EVALUATION ON THE BOLIVAR CU-ZN PROJECT

Montréal, Québec, September 25th, 2007 - Dia Bras Exploration (DIB: TSX-V) is pleased to announce Mineral Resources for the Bolivar deposit. **The Company has received a Resource Evaluation for the Bolivar Cu-Zn Project, dated September 22, 2007; it was conducted by Yann Camus, P.Ing.Geo., from Geostat International, independent Qualified Person under NI 43-101 standards.**

"We are pleased with the results of this resource evaluation, which provide the basis for us to initiate our pre-feasibility study for a mill on site at Bolivar" said Dr. Thomas Robyn, Executive Chairman. "With a mill on site, we will have a significant reduction of our production costs, thereby lowering the cutoff grades used in the evaluation with a resultant increase in tonnage."

The Mineral Resources of the Bolivar deposit are contained within two mineralized stratabound zones, the Upper and the Lower Skarn, which display two types of Cu-Zn mineralization: 1) a typical high grade Cu-Zn "manto"-pipe-breccia mineralization (Upper Skarn); and, 2) lower grade Cu-magnetite replacement mineralization (Lower Skarn).

All these resources are contained predominantly within two major mineralized areas, the Bolivar Alta Ley deposit and the El Gallo deposit situated some 500 metres to the south.

The Bolivar Alta Ley includes the Bolivar mine that hosts the 110^0 Fernandez trend, in which the high grade Selena and Titanic lenses are situated, and the 310^0 Rosario trend, in which the Breccia Linda, Rosario, Rodolpho, La Foto and San Angel lenses are found (refer to included long section).

Geostat has estimated the Mineral Resources of the Bolivar deposit using the database up to July 31st 2007, which includes 306 diamond surface and underground drill holes for a total of 68,218 metres of drilling, which Dia Bras has provided to Geostat and which were loaded in Geostat software. A total of some 10,243 metres of assayed core were used (9,758 samples) for the resources calculation. Drilling is ongoing and resources will be upgraded as new results are made available.

In the El Gallo area, only limited drilling (~8,000 m) has been performed up to present, and the Upper Skarn mineralization appears more subdued and structurally controlled as in the Bolivar mine. However, the Lower Skarn mineralization is very well defined and extends over the entire area.

Resource Evaluation

The Mineral Resources estimate for the Bolivar deposit used a cut-off grade based on average prices for copper, zinc, silver and gold, production costs and expected recovery in the resource model. Geostat has used an over-all recovery of 80% for copper and 90% for zinc. This is based on the two years of production record (February 2005 to July 2007) at the Malpaso mill. Geostat has used the production costs as determined by Dia Bras for underground mining at Bolivar. These costs are reported to be similar to other copper-zinc operations of similar scale in Mexico. At prices of US$2.00/lb. Cu, US$1.00/lb. Zn, US$10.00/oz Ag, US$500/oz Au, the cut-off grade for the Bolivar Upper Skarn deposit resource estimate is calculated as 2.5% Cu Equivalent (% Cueq). Geostat recommends that this cut-off grade be used to report Mineral Resources of the Upper Skarn for processing of rock at the Malpaso mill. The cut-off grade for the Bolivar Lower Skarn deposit resource estimate is variable at this stage, because the Lower Skarn will not be mined until a mill is constructed on site.

The Mineral Resources on the Bolivar Deposit are summarized in the following table:

Table 1

Resources of the Upper Skarn of the Bolivar Project Calculated by Yann Camus, Geostat Systems International Inc., 2007-09-22 *The cutoff grade applied in the Upper Skarn is 2.5% Cueq*									
Classification	**Mineralized Areas**	**Tonnes**	**SG (t/m3)**	**Cu %**	**Zn %**	**Au (g/t)**	**Ag (g/t)**	**% Fe**	**% Cueq***
Total Measured	All areas	85,900	3.52	1.75	7.01	0.11	25.7	6.04	5.46
Total Indicated	All areas	236,400	3.52	1.84	5.63	0.30	45.2	6.58	5.05
Measured+ Indicated	All areas	322,400	3.52	1.82	6.00	0.25	40.0	6.44	5.16
Total Inferred	All areas	274,600	3.52	2.04	6.36	0.35	50.5	6.73	5.67

Since mining and processing began in 2005, the Company has processed over 190,000 tonnes of mineralized rock from the Upper Skarn (US) at its Malpaso mill. Table 1 shows that the total measured and indicated resource of the Upper Skarn, based on work to date, is about 320,000 tonnes and the inferred resource is about 275,000 tonnes. Provided that the inferred resource is confirmed, at the current capacity of the Malpaso mill, this would provide five years of feed for the mill while additional resources may be discovered and developed.

In addition to the resources of the Upper Skarn, inferred resources have been calculated for the Lower Skarn in the El Gallo area. Table 2 shows the inferred tonnage at various %Cu-eq cut-off grades:

Table 2

Resources of the Lower Skarn of the Bolivar Project *The cutoff grade applied in the Lower Skarn (%Cueq) is variable*									
Cutoff on the %Cueq	**Classification**	**Tonnes**	**SG (t/m³)**	**% Cu**	**% Zn**	**Au (g/t)**	**Ag (g/t)**	**% Fe**	**% Cueq***
0.00	Inferred	22,230,000	3.27	0.32	0.08	0.09	6.4	6.58	0.43
0.25	Inferred	13,280,000	3.27	0.49	0.11	0.13	9.7	9.43	0.65
0.50	Inferred	6,114,000	3.27	0.76	0.13	0.20	15.1	12.50	0.99
0.75	Inferred	3,248,000	3.27	1.04	0.14	0.27	20.5	15.26	1.34
1.00	Inferred	2,320,000	3.27	1.19	0.15	0.31	23.2	16.79	1.52
1.25	Inferred	1,438,000	3.27	1.39	0.17	0.38	26.4	18.43	1.77
1.50	Inferred	936,000	3.27	1.57	0.17	0.45	29.3	19.22	1.99

It is important to note that the Lower Skarn has only been drilled within an area that encompasses less than 5% of the known extent of the Lower Skarn horizon. Considerable drilling remains to be done to test the horizon, and the Company continues to use the Yerington, Nevada, iron-copper skarns as its exploration model, for example the Northwest deposit of 3.0 mt @ 3.45% Cu and "minor" Fe, the East deposit of 7.1 mt @ 3.36% Cu and 27% Fe, the 2 deposit of 2.0 mt @ 3.60% Cu and 28% Fe, and the Pumpkin Hollow (core) of 29.0 mt @ 1.20% Cu and 40 % Fe. The mineralized zone within the resources of the Lower Skarn shown above is open laterally, and drilling directed at extending the known mineralized zone will continue.

Table 3 shows the combined inferred resource for the Upper and Lower Skarns at various %Cu-eq cut-off grades. Note that the left-most column shows the cut-off grade for the Lower Skarn on the left side and for the Upper Skarn on the right side of the column.

Note that this table shows only inferred resources, and does not include the Measured & Indicated Resources for the Upper Skarn shown in Table 1.

Table 3
Bolivar Project

Inferred resources of the Lower Skarn and Upper Skarn of the Bolivar Project									
Cutoff on the %Cueq LS - US	Classification	Tonnes	SG (t/m^3)	% Cu	% Zn	Au (g/t)	Ag (g/t)	% Fe	% Cueq*
0.00 - 2.50	Inferred	22,505,000	3.27	0.34	0.16	0.09	6.98	6.58	0.50
0.25 - 2.50	Inferred	13,555,000	3.27	0.52	0.23	0.14	10.55	9.38	0.75
0.50 - 2.50	Inferred	6,389,000	3.28	0.82	0.39	0.21	16.60	12.25	1.19
0.75 - 2.50	Inferred	3,523,000	3.29	1.12	0.63	0.28	22.88	14.59	1.67
1.00 - 2.50	Inferred	2,595,000	3.30	1.28	0.81	0.31	26.08	15.72	1.96
1.25 - 2.50	Inferred	1,713,000	3.31	1.49	1.16	0.37	30.26	16.55	2.40

Notes:

1. CIM Definitions were followed for the resource estimate.
2. A minimum width of 2 m was used for a mineralized zone.
3. Densities of mineralized rock are indicated in the tables.

Exploration Potential

On-going exploration by Dia Bras continues to extend known zones of copper, zinc, silver and gold mineralization along strike of the Rosario Trend as well as the Fernandez Trend, near the Bolivar Mine, as well as in other areas of the property, which encompass some 75 km^2. Of particular interest are the newly defined targets of the La Montura - El Val trend that were recently drilled and have identified Upper and Lower Skarn type mineralization over a strike length of some 2 km, 2.5 km SW of the main Alta Ley mine area.

In the El Val area, drill hole DB07B209 intersected 2.0 metres at an average grade of 7.7% Zn in a Upper Skarn type environment within a broader mineralized intersection from 89 to 123 metres core length. Hole DB07B215, drilled some 500 metres to the NW in the Narizona area, also intersected a Cu-Zn mineralized zone, from 43 to 75 metres core length (assays pending) that shows Upper Skarn-type mineralization, and a second mineralized horizon, from 145 to 149 metres core length, with Lower Skarn type mineralization (assays pending). This corridor extends up to the La Montura showing where a drill hole done by Dia Bras in 2004 intersected 3 metres at 1.2% Cu, 5.4% Zn, 1 g/t Au and 147 g/t Ag in Upper Skarn type environment.

Geostat International is presently preparing a preliminary economic assessment in order to assess the economic potential of the Bolivar deposit. The complete preliminary economical assessment will be available under Dia Bras Exploration on the SEDAR website at www.sedar.com and on Dia Bras' website at www.diabras.com within 45 days of the present.

Dia Bras has already initiated systematic exploration drilling and has four surface and two underground drill rigs, testing all the mineralized structures continuously. Drill results will be issued as they become available.

The technical content of this news release has been approved by François Auclair, P. Geo. and Vice-President, Exploration of Dia Bras, a Qualified Person as defined in NI43-101.

About Dia Bras
Dia Bras is a Canadian exploration mining company focused on precious and base metals in the State of Chihuahua, in northern Mexico. The Company is committed to developing and adding value to its assets - the Bolivar copper-zinc project and the Cusi silver mining camp. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

For further information on Dia Bras contact:

Thomas L. Robyn	Réjean Gosselin	Nicole Blanchard
Executive Chairman	President & CEO	Managing Partner
Dia Bras Exploration	Dia Bras Exploration	Sun International
(514) 393-8875	(514) 393-8875	Communications
		(450) 627-6600

Forward-looking statements: *Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.*

Dia Bras
Bolivar Project

Upper Skarn Resources

Longitudinal

Looking North-East

Chihuahua State, Mexico

Created by

Geostat Systems International

Date

September 2007



Bolivar NW
Titanic
Brecha Linda
San Francisco
El Gallo
Rosario
Selena
El Gallo

LEGEND:

Upper Skarn

Lower Skarn

DIA BRAS exploration

RECEIVED

TSX Venture Exchange - DIB
No. 26- 2007

DIA BRAS ACHIEVES RECORD PRODUCTION VALUE OF US$8.0 MILLION FROM BOLIVAR PILOT-MINING PROGRAM IN THIRD QUARTER 2007

Montréal, Québec – October 10, 2007– Dia Bras Exploration Inc. (DIB-V) reports third quarter net estimated smelter production value from its Bolivar pilot-mining program of US$8.0 million for a cumulative amount of US$18.0 million for the nine month period ended September 30, 2007. This sets a **record production** value for a three month period since inception of pilot mining program in 2005.

Increased production value is the result of the largest quarterly throughput at the Company's Malpaso milling facilities. During the quarter, the Company processed 34,841 DMT of material averaging grades of 7.70% Zn and 1.37% Cu. Cumulative production of 93,095 DMT for the nine month period ended September 30, 2007 averaged 6.66% Zn and 1.29% Cu. Quarter-to-quarter and 9-month to 9-month comparisons are shown in the table below.

During the quarter, 76% of the Bolivar material was processed in the new Triunfo circuit and the remaining portion in the Malpaso circuit. Combined recovery rate was 88.55% for zinc and 81.71% for copper. Overall, 4,121 DMT of zinc concentrate and 1,450 DMT of copper concentrate were produced during the quarter.

During the quarter, direct operating cash costs amounted to US$3.7 million compared to US$2.7 million for the same period in 2006. The increase in costs is mainly attributable to direct costs of increased tonnage of material transported from the Bolivar site and processed at the Company's Malpaso milling facilities. The operating cash flow was used for the Company's development and exploration activities.

Total development costs on the Bolivar project amounted to US$0.6 million during the quarter. Development work to access the Selena and Titanic zones, part of the Fernandez trend, was completed during this quarter, which has resulted in higher-grade material being sent to and processed at the Malpaso milling facilities. "We are now processing material from the Selena and Titanic zones with a marked increase in mill feed grade" says Dr. Thomas Robyn, the Company's Executive Chairman.

.../

Bolivar Pilot-Mining Program - Q3-2007

	Q3-2007	Q3-2006	Cumulative 9 months 2007	2006
Tonnes processed	34,841	23,588	93,095	68,633
Grade zinc	7.70%	9.63%	6.66%	11.44%
Grade copper	1.37%	2.12%	1.29%	2.27%
Zn Recovery	88.55%	91.96%	87.03%	91.98%
Cu Recovery	81.71%	85.96%	80.61%	81.29%
Average price zinc per pound, US$	$1.46	$1.54	$1.56	$1.29
Average price copper per pound, US$	$ 3.51	$3.53	$3.22	$2.96
Tonnes zinc concentrate produced	4,121	3,504	9,363	12,288
Tonnes copper concentrate produced	1,450	1,497	3,497	4,331
Total tonnage of concentrate in the period	5,571	5,001	12,860	16,619
(in US$ millions)[1]				
Estimated Net smelter production value - zinc	$5.2	$4.4	$11.9	$12.5
Estimated Net smelter production value - copper	2.8	2.8	6.1	6.8
Total net smelter production value	8.0	7.2	18.0	19.3
Operating cash costs	3.7	2.7	10.9	7.4
Direct operating cash margin	$4.3	$4.5	$7.1	$11.9
(in US$)[1]				
Production value/DMT	$227.85	$312.00	$193.10	$281.38
Operating cash costs/DMT	106.45	115.00	116.62	114.72
Direct operating cash margin/DMT [2]	$121.40	$197.00	$76.48	$166.66

[1] Non-GAAP measures: The Company reports production value, operating cash costs, production value per tonne, direct operating cash costs per tonne and operating cash margin before amortization per tonne even if it is a non-GAAP measure to inform about the approximate value of the quarter sales, isolate the measure of pilot-mining direct operation costs activities less amortization and depreciation. The Company believes this is useful supplemental information however it should not be considered as a substitute for measure of performance prepared in accordance with GAAP.

[2] Before amortization

The Company's total production of concentrate is sold to MRI Trading AG (MRI), a Swiss-based, privately owned commodity trading company, pursuant to a standard concentrate purchase agreement that was renegotiated in May 2007. Total billings to MRI during the quarter amounted to US$6.2million which consisted only of provisional billings on the period shipments to MRI. Cumulative billings for the nine month period ended September 30, 2007 amount to US$15.7 million compared to US$21.4 for the same period in 2006.

The pilot-mining program provides essential data on costs, logistics, grade, recovery and metallurgy that will serve for a feasibility study on the Bolivar property. The objective of the program is to generate sufficient cash flow from zinc and copper concentrate production to help finance development and exploration at the Bolivar mine and elsewhere on the Bolivar project.

It is important to note that Bolivar is not at a commercial production stage. The completion of a feasibility study is required to confirm the economic viability of a property before it is brought into commercial production. The Company expects to complete its exploration program on the Bolivar property and extensions in order to start a feasibility study in 2008.

About Dia Bras

Dia Bras is a Canadian exploration mining company focused on precious and base metals in the State of Chihuahua, in northern Mexico. The Company is committed to developing and adding value to its assets - the Bolivar copper-zinc project and the Cusi silver mining camp. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

-30-

For further information on Dia Bras, visit www.diabras.com or contact:

Thomas L. Robyn
Executive Chairman
Dia Bras Exploration
(514) 393-8875, ext. 241

Réjean Gosselin
President
Dia Bras Exploration
(514) 393-8875, ext. 241

Nicole Blanchard
Managing Partner
Sun International Communications
(450) 627-6600

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward-looking statements: *Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.*

DIA BRAS exploration

For Immediate Release

TSX Venture Exchange - DIB

No. 27 - 2007

DIA BRAS DRILLS 9.3 METRES OF 1.8% CU AND 2.5 METRES OF 18% ZN AT EL GALLO AT ITS BOLIVAR PROPERTY

Montréal, Québec - October 16, 2007- **Dia Bras Exploration Inc. (TSX-V:** DIB) is pleased to announce drill intercepts in the El Gallo area from its ongoing surface exploration drilling program at the Bolivar property in the State of Chihuahua, Mexico.

Drilling in the El Gallo area continues to intersect widespread disseminated copper mineralization in the magnetite-bearing Lower Skarn and high grade zinc in the Upper Skarn. The drill holes reported here postdate the resources calculation (press release of September 25, 2007). On-going exploration by Dia Bras in the El Gallo area continues to extend the mineralization in both Lower and Upper Skarn horizons as well as in other areas of the property, which encompass some 75 km^2. The program at El Gallo is expanding and better defining Inferred Resources in this area. Dia Bras intends to update its resource base as drilling progresses.

"The tabular and predictable nature of the Lower Skarn allows us to do in-fill and step-out drilling with a high degree of success and we will continue to define the volume potential of this mineralization over the next few months", says Dr. Thomas Robyn, Executive Chairman. "We are also very excited about the extent of the high-grade zinc mineralization in the Upper Skarn at El Gallo".

Results

Drill hole DB07B201 was drilled on section 9350, vertically. It intersected numerous bands of disseminated Cu-Zn mineralization, with best assays of 1.0% Cu over 9.0 metres in the Lower Skarn.

Drill hole DB07B202, drilled on section 9325 at an azimuth of 225° and a dip of -68° intersected high grade Zn mineralization, 3.3m at 6.9% Zn and 3m at 12.4 % Zn, in the Upper Skarn and a 12.5 metre section of 1.3% Cu in the Lower Skarn.

Drill Hole DB07B205 was drilled on section 9325, at an azimuth of 70° and a dip of-75°. It intersected a number of mineralized sections, including a 5.2 metre intersection in the Lower Skarn averaging 1.1% Cu.

The best intersections come from hole DC07B208, drilled on section 9350 at an azimuth of 238° and a dip of -58°, which includes 9.3 meters drill width averaging 1.8% Cu.

El Gallo Assay Results

Drill hole	From	To	Interval	Cu (%)	Zn (%)	Au (ppm)	Ag (ppm)	True width	Zone
DB07B201	130.0	133.0	3.0	0.5	0.1	0.5	12	3.0	LS
	234.0	243.0	9.0	1.0	0.2	1.0	18	8.5	LS
	249.0	252.0	3.0	0.8	0.0	0.8	6	3.0	LS
DB07B202	63.5	66.8	3.3	0.18	6.9	0.03	7	2.1	US
	79.7	82.7	3.0	0.42	12.4	0.02	7	1.9	US
	85.0	97.5	12.5	1.3	Nil	0.05	23	8.0	LS
DB07B204	121.0	123.5	2.5	1.4	18.0	0.05	14	2.2	US
Incuding.	121.7	122.0	0.3	7.2	26.4	0.04	44		US
	156.6	161.9	5.3	0.1	3.7	0.01	4	4.6	US
Including	156.6	157.7	1.1	0.0	12.1	0.01	6		US
	179.8	188.1	8.3	1.1	0.4	0.02	20	7.2	LS
	237.0	246.0	9.0	1.2	0.0	0.45	16	7.8	LS
	255.0	257.0	2.0	1.5	0.1	0.44	10	1.7	LS
DB07B205	94.4	96.8	2.5	0.1	2.2	0.02	9	2.2	US
	102.2	105.0	2.8	1.0	0.0	0.02	13	2.5	LS
	175.9	181.1	5.2	1.1	0.0	0.55	19	4.5	LS
	185.5	187.4	1.9	0.4	6.1	0.05	17	1.6	LS
DB07B208	77.6	81.6	4.0	0.7	0.0	0.07	25	3.5	LS
	83.6	92.9	9.3	1.8	0.0	0.06	26	8.1	LS
	143.5	145.5	2.0	0.6	0.0	0.05	13	1.7	LS

As of September 30th 2007, some 17,840 metres of diamond core drilling have been completed on the Bolivar project, 12,011 from surface and 5,829 from underground. Over the past few weeks, with the end of the rainy season, productivity has increased and more drilling has been achieved. Dia Bras still intends to complete a 25,000 metre drilling program at the project this year.

	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Grand Total
Underground	558	300	869	455	792	349	626	589	1,291	5,829
Surface	371	1,503	1,227	1,298	1,115	1,237	1,068	1,811.8	2,380.5	12,011
Total	**929**	**1,803**	**2,096**	**1,753**	**1,907**	**1,586**	**1,694**	**2,400.8**	**3,671.5**	**17,840**

Method of analysis

Samples were prepared at Chemex lab facility in Chihuahua, Mexico, and analyzed by ICP and AA methods by Chemex at their facilities in Vancouver, Canada.

Quality control

Diamond drill samples sent for analysis consist of half NQ-size diamond core split on site, prepared by ALS Chemex sample preparation laboratory in Chihuahua, Mexico, and assayed for Au by 50 g fire assay with AA finish and for Ag by AA on 50 g split sample at the ALS Chemex North Vancouver Laboratory. Assays for Pb, Zn and Cu are done by Induction Coupled Plasma (ICP) at Chemex. The quality assurance-quality control (QA-QC) of Dia Bras has been described in detail in both RPA's 43-101 reports of December 2006 at Cusi and October 2005 for Bolivar.

The technical content of this news release has been approved by François Auclair, P. Geo. and Vice-President, Exploration of Dia Bras, a Qualified Person as defined in NI43-101.

About Dia Bras

Dia Bras is a Canadian exploration mining company focused on precious and base metals in the State of Chihuahua in northern Mexico. The Company is committed to developing and adding value to its assets – the Bolivar copper-zinc project and the Cusi silver mining camp. The Company trades on the TSX Venture Exchange under the symbol "DIB".

For further information on Dia Bras visit www.diabras.com or contact:

Thomas L. Robyn	Réjean Gosselin	Nicole Blanchard
Executive Chairman	President & CEO	Managing Partner
Dia Bras Exploration	Dia Bras Exploration	Sun International Communications
(514) 393-8875	(514) 393-8875	(450) 627-6600

Forward-looking statements:

Except for statements of historical fact all statements in this news release without limitation regarding new projects acquisitions future plans and objectives are forward-looking statements which involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.

DIA BRAS exploration

For Immediate Release

TSX Venture Exchange - DIB
No. 28 - 2007

NEW DISCOVERY AT BOLIVAR: 32.5 METRES OF 4.26% ZN AT LA NARIZONA PROSPECT

Montréal, Québec - October 18th, 2007- **Dia Bras Exploration Inc. (TSX-V:** DIB) is pleased to announce very encouraging drill intercepts in the La Narizona area from its ongoing surface exploration drilling program at the Bolivar property in the State of Chihuahua, Mexico.

New Discovery
At La Narizona, hole DB07B215 intersected the Upper Skarn from 42.7 to 75.2 metres (32.5 metres drill width), and another skarn zone from 144.5 to 148.8 metres. The Upper Skarn intersections average 4.26% Zn, 0.31% Cu, 21.61 g/t Ag and 0.01 g/t Au over an extraordinary 32.5 metres. Within this wide intersection, two higher grade sections occur, including a 7.9 m section averaging 13.14% Zn, 0.78% Cu, and 55.98 g/t Ag. This 7.9 metre section also contains a 0.7 metre sample (48.6 - 49.3 metre core length) assaying 24.4% Zn, 1.29% Cu, 324 g/t Ag and 2% Pb.

The second mineralized intersection in skarn occurs at the level expected of the Lower Skarn, but is significantly different in that it contains very little magnetite and is rich in zinc but poor in copper, averaging some 6.76% Zn, 0.17% Cu and 2.78 g/t Ag over 4.3 m, including a richer 2.1 metre section of 10.65% Zn, 0.28% Cu, 3.7 g/t Ag and 2% Pb.

This mineralization occurs within the sedimentary section between two faults, and mapping and drill data indicate it may have significant dip and strike extent and could represent significant new resources for the Bolivar project (see press release of September 25, 2007).

"This is a very exciting development for our exploration program", says Francois Auclair, Vice-President of Exploration. "The volume potential for this mineralization is major, and the mineralized corridor is very significant as it demonstrates that the high-grade mineralization present at Bolivar Alta Ley where Dia Bras is conducting its pilot-mining activities extends over a much broader area than previously known. An expanded drilling program is planned in 2008."

Drill hole	From	To	Interval	Cu (%)	Zn (%)	Au (ppm)	Ag (ppm)
DB07B215	42.7	75.2	32.5	0.31	4.26	0.01	21.6
including	42.7	59.0	16.3	0.60	7.84	0.02	42.1
including	42.7	50.6	7.9	0.78	13.14	0.03	55.98
	144.5	148.8	4.3	0.17	6.76	0.01	2.78
including	144.9	147.0	2.1	0.28	10.65	0.02	3.7

The La Narizona prospect is located within the La Montura - El Val corridor, an area some 2.5 km to the SE of the Alta Ley Bolivar mine. The La Narizona area is situated some 500 metres NW of El Val, in an area of exoskarn that is enclosed within andesite in a highly fractured and faulted block. This block represents the hanging wall of the mineralization that has been uplifted with respect to the footwall andesite. In some publications, this corridor is referred to as the Sauzal-Cieneguita lineament (Goodell P., 2003, internal communication to Dia Bras).

At both ends of this corridor, mineralization was previously intersected by drilling, namely in the La Montura area where a drill hole performed by Dia Bras in 2004 intersected 3 metres at 1.2% Cu, 5.4% Zn, 1 g/t Au and 147 g/t Ag in the Upper Skarn and, more recently, in the El Val area, where hole DB07B209 intersected 6.6 metres of 2.6% Zn in the Upper Skarn, and an additional 2.0 metres at an average grade of 7.7% Zn (reported in press release, September 30, 2007) in the Upper Skarn within a broader mineralized intersection from 89 to 123 metres down hole (34 metres drill width).

Detailed mapping done by Dia Bras in the fall of 2006 revealed Upper Skarn mineralization in the historical La Pequeña, La Narizona and El Val prospects (see press release of December 14, 2006), and prompted the Company to initiate a drilling program in this area in the spring of 2007. A number of logistical problems, including an unusually strong rainy season, delayed drilling until recently.

Dia Bras' drilling program at El Val-La Narizona is ongoing with one surface high capacity drill rig in operation. As of September 30th, approximately 2,075 metres in 5 drill holes have been completed. Hole DB07B216 is in progress, while results from hole DB07B212 are pending. Hole DB07B194, which was interrupted by technical problems in April, will be completed soon.

Method of analysis
Samples were prepared at ALS Chemex lab facility in Chihuahua, Mexico, and analyzed by ICP and AA methods by ALS Chemex at their facilities in Vancouver, Canada.

Quality control
Diamond drill samples sent for analysis consist of half NQ-size diamond core split on site, prepared by ALS Chemex sample preparation laboratory in Chihuahua, Mexico, and assayed for Au by 50 g fire assay with AA finish and for Ag by AA on 50 g split sample at the ALS Chemex North Vancouver Laboratory. Assays for Pb, Zn and Cu are done by Induction Coupled Plasma (ICP) at ALS Chemex. The quality assurance-quality control (QA-QC) of Dia Bras has been described in detail in both RPA's 43-101 reports of December 2006 at Cusi and October 2005 for Bolivar.

The technical content of this news release has been approved by François Auclair, P. Geo. and Vice-President, Exploration of Dia Bras, a Qualified Person as defined in NI43-101.

About Dia Bras
Dia Bras is a Canadian exploration mining company focused on precious and base metals in the State of Chihuahua in northern Mexico. The Company is committed to developing and adding value to its assets - the Bolivar copper-zinc project and the Cusi silver mining camp. The Company trades on the TSX Venture Exchange under the symbol "DIB".

For further information on Dia Bras visit www.diabras.com or contact:

Thomas L. Robyn	Réjean Gosselin	Nicole Blanchard
Executive Chairman	President & CEO	Managing Partner
Dia Bras Exploration	Dia Bras Exploration	Sun International Communications
(514) 393-8875	(514) 393-8875	(450) 627-6600

Forward-looking statements:

Except for statements of historical fact all statements in this news release without limitation regarding new projects acquisitions future plans and objectives are forward-looking statements which involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.


N
Bolivar NW
BOLIVAR MINE
(Alta Ley)
Pozo Agua
Increible
Fault Zone
Mina Fierro
El Gallo
La Montura
La Pequeña
La Narizona
El Val
LEGEND
Rhyolite
Andesite
Hornfels
Skarn
Marble
Granodiorite
Felsic dyke
Zn-Cu mineralization
Mine
Old workings, showing
400 m


N
La Montura
Faulted Block
20°
La Narizona
El Val
LEGEND
Upper volcanic series
Lower volcanic series
Undiferentiated sediments
Potrero formation
Granodiorite Piedras verdes
Mineralization
Fault zone limit
Exploration target
Drill hole done
Drill hole in progress
200 m

DIA BRAS
exploration

Bolivar Mine Area
South Showings

Local Geology
and
Drill Targets


SW
NE
La Narizona Mine
Channel samples average:
0.98 m / 9.48% Cu; 30.14% Zn; 36.1 g/t Ag
DB07B215
32.5 m / 0.31; 4.26; 0.01; 21.61
including
16.3 m / 0.60; 7.84; 0.02; 42.13
including
7.9 m / 0.78; 13.14; 0.03; 55.98
4.3 m / 0.17; 6.76; 0.01; 2.78
including
2.1 m / 0.28; 10.65; 0.02; 3.70
LEGEND
Felsic dyke
Piedras verdes granodiorite
Lower volcanics series
Marble
POTRERO FORMATION
Upper skarn
Hornfels, lower skarn
Magnesian skarn, lower skarn
Andesite, lower skarn
Massive mineralization
Disseminated mineralization
Fault
DIAMOND DRILLING
Drill Hole Done
Mineralised intercept
Diamond drilling results:
Length (m) / % Cu; % Zn; g/t Au; g/t Ag
1725m
50 m
VISUACOM (10/2007)

DIA BRAS exploration

Bolivar Mine

Section 8175 N of the La Narizona Prospect

FORM 51-102F3
MATERIAL CHANGE REPORT

NOM ET ADRESSE DE LA SOCIÉTÉ
NAME AND ADDRESS OF COMPANY

Exploration Dia Bras inc. / Dia Bras Exploration Inc.
2750 – 600, boul. de Maisonneuve Ouest
Montréal, Québec H3A 3J2

DATE DU CHANGEMENT IMPORTANT
DATE OF MATERIAL CHANGE

22 octobre 2007
October 22, 2007

COMMUNIQUÉ DE PRESSE
NEWS RELEASE

23 octobre 2007 – Émis par MarketWire sur le réseau de la Bourse de croissance TSX
October 23, 2007 – Published by MarketWire on the TSX Venture network.

RÉSUMÉ DU CHANGEMENT IMPORTANT
SUMMARY OF MATERIAL CHANGE

M. Daniel Tellechea a été nommé président et chef de la direction de la société en remplacement de M. Réjean Gosselin qui a démissionné.

Mr. Daniel Tellechea was appointed President and CEO of the Company following the resignation of Mr. Réjean Gosselin.

DESCRIPTION CIRCONSTANCIÉE DU CHANGEMENT IMPORTANT
FULL DESCRIPTION OF MATERIAL CHANGE

M. Réjean Gosselin a démissionné de son poste de président et chef de la direction de la société le lundi 22 octobre 2007. Le conseil d'administration de la société a nommé M. Daniel Tellechea président et chef de la direction de la société à compter du même jour.

Mr. Réjean Gosselin tendered his resignation as President and CEO of the Company effective at close of business on Monday, October 22, 2007. The Board of Directors of the Company appointed Mr. Daniel Tellechea as President and CEO of the Company effective at close of business on Monday, October 22, 2007

APPLICATION DES PARAGRAPHES 2 ET 3 DE L'ARTICLE 7.1 DU RÈGLEMENT 51-102 /
RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-202

Sans objet /
Not applicable.

INFORMATION OMISE /
OMITTED INFORMATION

Sans objet /
Not applicable.

MEMBRE DE LA HAUTE DIRECTION /
EXECUTIVE OFFICER

Pour joindre un membre de la haute direction, communiquer avec : /
To reach an executive officer, please call:

LUCE L. SAINT-PIERRE, SECRÉTAIRE CORPORATIVE / CORPORATE SECRETARY
(514) 393-8875 # 230

DIA BRAS
exploration

For Immediate Release

TSX Venture Exchange - DIB

No. 29 - 2007

2007 JAN 16 P 1:20

Dia Bras appoints Daniel Tellechea new President and CEO

Montréal, Québec - October 23, 2007- Dia Bras Exploration Inc. (TSX-V: DIB) announces the appointment of Mr. Daniel Tellechea as President and CEO, effective immediately. Mr. Réjean Gosselin will remain as Director of the Company.

Mr. Tellechea's business acumen, high-level network of relationships in Mexico and throughout the industry together with his knowledge of successfully managing mining companies in a number of countries and environments seamlessly compliments the leadership requirements of Dia Bras.

"Dia Bras has rapidly emerged as a serious exploration play and emerging producer over the last few years" said Mr. Tellechea. "It will be my role to bring it to the next phase and develop our strengths and capabilities to maximize shareholder value."

The environment is more and more favorable for foreign companies to operate in Mexico. There is a definite proliferation of junior companies active in the country and acquiring operations that have a fit with Dia Bras will become a strong possibility under Mr. Tellechea's leadership.

Mr. Réjean Gosselin's contributions in the rapid start-up and growth of Dia Bras over a very short time, from late 2003 until now, are greatly appreciated by the Board, employees and shareholders. Mr. Gosselin has been instrumental in evaluating and acquiring the brownfield Bolivar Cu-Zn Property, as well as the Cusi Silver Camp. Importantly, it is the first time the whole of the silver district of Cusi is under one company's control.

"I want to acknowledge the great support of our teams in Mexico and in Montreal in letting me lead Dia Bras into a successful exploration play and emerging producer," said Mr. Gosselin. "I am an Explorationist and Property Developer at heart and I look forward to using my strengths and interests in new ventures, shifting back to grassroots exploration and property acquisition, and leveraging my ability to identify and acquire promising properties, thereby emulating our success at Dia Bras."

DANIEL TELLECHEA

Daniel Tellechea is an independent financial and management consultant. He was President and CEO of Asarco LLC until 2005. Previous to that, from 1994 to 2003, Mr. Tellechea was the managing director of finance and administration of Grupo Mexico, Asarco's parent corporation. For the period between 1999 and 2003, he also served as Asarco's chief financial officer and as vice-president of finance for Southern Peru Copper Corporation, which was majority owned by Grupo Mexico.

Mr. Tellechea received a BSc in accounting in 1968 and a Master's Degree in Business Administration in 1983, both from the Tecnologico de Monterrey (Mexico). Mr. Tellechea is also a Director of Revett Minerals Inc. and Silver Eagle Mines Inc.

About Dia Bras

Dia Bras is a Canadian exploration mining company focused on precious and base metals in the State of Chihuahua, in northern Mexico. The Company is committed to developing and adding value to its assets - the Bolivar copper-zinc project and the newly acquired Cusi silver mining camp. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

For further information on Dia Bras, visit www.diabras.com or contact:

Thomas L. Robyn	Nicole Blanchard
Executive Chairman	Managing Partner
Dia Bras Exploration	Sun International Communications
(514) 393-8875	(450) 973-6600

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Technical Report
Preliminary Economic Assessment
November 2007
on the Bolivar Project,
Chihuahua Province, Mexico
Dia Bras Exploration Inc.

Respectfully submitted to:
Dia Bras Exploration Inc.

Date: November 9th, 2007

SYSTÈMES GÉOSTAT INTERNATIONAL INC.

By the Author:
Yann Camus, Eng.
Systèmes Géostat International Inc.
10, boul. de la Seigneurie, Suite 203
Blainville, Québec, Canada, J7C 3V5
Phone: (450) 433-1050
Fax: (450) 433-1048
E-mail: info@Geostat.com

Summary

1. Geostat received the mandate to estimate the resources of the Bolivar Project Cu-Zn-Ag-Au and prepare a preliminary economic assessment including mineral resources. The project is the property of Dia Bras Exploration Inc. and is situated some 250 km southwest of the city of Chihuahua, the capital of the State of Chihuahua in Northern Mexico. The Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects. Yann Camus, eng. (Geostat) author of the report, visited the property from August 1st to August 3rd of 2007. Co-authors Gaston Gagnon, eng. (Geostat) and Gilbert Rousseau, eng. (Geostat) visited the property from August 2nd to August 3rd of 2007.

2. Dia Bras is a Canadian mining company involved in exploration for copper, zinc, lead, gold and silver deposits, with a corporate office in Montreal and an office of its wholly owned subsidiary, Dia Bras Mexicana S.A. de C.V., in the city of Chihuahua, Mexico. Its main interests are in polymetallic sulphide and silver properties in Mexico, which are owned and operated by its Mexican subsidiary, Dia Bras Mexicana S.A. de C.V.

3. The Bolivar Project comprises a mining concession with an old Cu-Zn producer (the Bolivar Mine) and a number of exploration concessions adjacent to the Bolivar Mine concession. For simplicity, the mine concession together with the adjacent exploration concessions is referred to as the Bolivar Property.

4. Dia Bras has an exploration camp at Cieneguita - a village some 7 km north of the old mine - and some infrastructure and equipment related to the current pilot mining program. Currently, Dia Bras is continuing with a diamond-drilling program on the property.

5. From 1980 to 2000, underground mining by former operators extracted from the Cu-Zn deposit some 300,000 tonnes at an average grade ranging from 5% Cu to 6% Cu and 25% Zn to 30% Zn. The Bolivar mine is partially developed by one shaft and approximately 910 m of development drifts. Currently, the mine is undergoing new development and Dia Bras is carrying out test mining at the rate of approximately 300 tpd. Mine production from January 2006 to May 2007 totals 145,000 tonnes averaging 1.8% Cu and 9.2% Zn.

6. Production from the Bolivar mine is transported by truck and railroad to the Malpaso Plant, recently purchased from the original owners. It is a small processing plant, equipped with crushers and flotation circuits, which produces copper and zinc concentrates. This plant is situated approximately 270 km by road from Bolivar Mine and approximately 123 km west of Chihuahua.

7. Geostat used all the technical data available at the end of July 2007 for this technical report. Drill hole database, geological interpretation, 3D openings from the mine and documents were supplied by Dia Bras.

8. This study includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. The mineral resources as of July 31st, 2007 were evaluated as follows:

Resources of the Upper Skarn of the Bolivar Project

The Cutoff applied in the US %Cueq is 2.5%*

Classification	Orebody Areas	Tons	SG (t/m3)	%Cu	%Zn	Au (g/t)	Ag (g/t)	Pb (g/t)	%Fe	%Cueq*
Measured	Bolivar NO	2,100	3.52	1.49	4.38	0.44	18.0	0**	0**	3.94
Measured	Brecha Linda	27,600	3.52	1.26	7.41	0.15	31.0	42.8	2.42	5.22
Measured	La Increible	2,400	3.52	2.88	1.80	0.07	25.0	0**	0**	3.97
Measured	Rosario	12,400	3.52	0.60	4.20	0.07	13.6	19.4	12.43	2.81
Measured	Selena	15,400	3.52	1.65	10.23	0.10	20.9	29.8	5.26	6.94
Measured	Titanic	26,000	3.52	2.78	6.74	0.07	29.5	41.1	8.35	6.37
TOTAL Measured	**ALL AREAS**	**85,900**	**3.52**	**1.75**	**7.01**	**0.11**	**25.7**	**34.3**	**6.04**	**5.46**
Indicated	Bolivar NO	12,600	3.52	2.24	0.83	1.23	65.1	0**	0**	3.49
Indicated	Brecha Linda	53,400	3.52	1.51	8.20	0.22	39.3	72.6	1.94	5.95
Indicated	El Gallo	54,700	3.52	2.17	3.03	0.15	47.5	171.1	17.51	4.04
Indicated	Fernandez	11,200	3.52	3.64	1.12	2.51	248.3	40.8	7.22	6.66
Indicated	La Increible	18,300	3.52	3.38	1.63	0.06	37.8	0**	0**	4.46
Indicated	La Montura	5,000	3.52	0.98	3.50	0.37	69.5	0**	0**	3.31
Indicated	Rosario	3,800	3.52	0.52	6.42	0.07	14.5	23.5	11.67	3.84
Indicated	San-Francisco	14,300	3.52	0.66	19.28	0.07	20.5	220.4	0**	10.46
Indicated	Selena	21,700	3.52	1.29	6.58	0.04	12.7	16.7	5.74	4.68
Indicated	Titanic	41,400	3.52	1.47	5.18	0.04	17.5	24.1	5.91	4.19
TOTAL Indicated	**ALL AREAS**	**236,400**	**3.52**	**1.84**	**5.63**	**0.30**	**45.2**	**77.4**	**6.58**	**5.05**
Measured+Indicated	**ALL AREAS**	**322,400**	**3.52**	**1.82**	**6.00**	**0.25**	**40.0**	**65.9**	**6.44**	**5.16**
Inferred	Bolivar NO	17,600	3.52	2.23	0.56	1.56	59.9	0**	0**	3.42
Inferred	Brecha Linda	67,500	3.52	1.98	8.61	0.25	45.3	108.4	1.27	6.67
Inferred	El Gallo	94,700	3.52	2.27	4.74	0.18	47.6	131.9	14.67	5.01
Inferred	Fernandez	17,500	3.52	3.01	3.46	1.65	177.7	181.9	8.29	6.46
Inferred	La Increible	19,700	3.52	2.81	1.26	0.05	49.7	358.5	0**	3.78
Inferred	La Montura	5,000	3.52	0.98	3.50	0.37	69.5	0**	0**	3.31
Inferred	Rosario	4,800	3.52	0.35	12.60	0.06	8.7	9.0	16.67	6.73
Inferred	San Angel	1,300	3.52	0.79	15.33	0.04	21.8	336.3	1.72	8.61
Inferred	San-Francisco	14,300	3.52	0.66	19.28	0.07	20.5	220.4	0**	10.46
Inferred	Selena	11,300	3.52	1.77	7.78	0.04	16.2	196.9	4.03	5.78
Inferred	Titanic	20,900	3.52	1.29	7.71	0.03	12.5	29.9	4.69	5.23
TOTAL Inferred	**ALL AREAS**	**274,600**	**3.52**	**2.04**	**6.36**	**0.35**	**50.5**	**133.0**	**6.73**	**5.67**

: Copper equivalent - %Cueq=%Cu+0.5%Zn+0.33*Au(g/t)+0.0066*Ag(g/t)

***: Low Pb and Fe is sometimes due to lack of assays*

Resources of the Lower Skarn of the Bolivar Project

The Cutoff applied in the LS %Cueq is variable*

Cutoff on the %Cueq	Classification	Tons	SG (t/m3)	%Cu	%Zn	Au (g/t)	Ag (g/t)	Pb (g/t)	%Fe	%Cueq*
0.00	Inferred	22,230,000	3.27	0.32	0.08	0.09	6.4	25.99	6.58	0.43
0.25	Inferred	13,280,000	3.27	0.49	0.11	0.13	9.7	35.02	9.43	0.65
0.50	Inferred	6,114,000	3.27	0.76	0.13	0.20	15.1	46.89	12.50	0.99
0.75	Inferred	3,248,000	3.27	1.04	0.14	0.27	20.5	54.74	15.26	1.34
1.00	Inferred	2,320,000	3.27	1.19	0.15	0.31	23.2	57.87	16.79	1.52
1.25	Inferred	1,438,000	3.27	1.39	0.17	0.38	26.4	57.00	18.43	1.77
1.50	Inferred	936,000	3.27	1.57	0.17	0.45	29.3	51.44	19.22	1.99
1.75	Inferred	650,730	3.27	1.69	0.18	0.50	31.9	47.31	19.89	2.16
2.00	Inferred	376,868	3.27	1.85	0.19	0.54	37.3	44.56	21.08	2.37
2.25	Inferred	181,076	3.27	2.04	0.21	0.59	43.8	36.00	22.53	2.63

: Copper equivalent - %Cueq=%Cu+0.5%Zn+0.33*Au(g/t)+0.0066*Ag(g/t)

9. For the economic part of this preliminary assessment, inferred resources can be included. Some mining dilution has been added.

10. Due to the preliminary nature of the report, there is no certainty that the preliminary assessment will be realized. Many economic scenarios were evaluated. Two scenarios were retained. **The first scenario** is to mine 1,248,000 tonnes at 3.28%Cueq fully diluted. The Malpasso Mill is used the first two years and a 500 tonnes per day maximum capacity mill is installed near the mine site for the remaining tonnes. **The second scenario** is to mine 2,035,000 tonnes at 2.53%Cueq fully diluted. The Malpasso Mill is used the first two years and a 1,000 tonnes per day maximum capacity mill is installed near the mine site for the remaining tonnes.

11. **Both scenarios** prove economically viable with respective undiscounted NPV's of $34,293,000 for the **first scenario** and $29,104,000 for the **second scenario.** NPV's at a 10% discount are of $21,102,000 for the **first scenario** and $15,443,000 for the **second scenario.** Geostat's recommendation is to proceed with a pre-feasibility study.

12. Detailed recommendations are listed at the Item 22 of this report.

Yann Camus, Eng. November 9th, 2007
Qualified Person

Table of Contents

List of Tables

List of Figures

1- Introduction

This technical report presents a preliminary assessment. This will allow Dia Bras to verify the economic viability of a project in a preliminary way. This study includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the preliminary assessment will be realized.

In this document, the following terms are used:

Dia Bras: Dia Bras Exploration Inc
Geostat: Systèmes Géostat International Inc., firm of consultants mandated to complete this study.

Geostat personnel wrote this report in accordance to the National Instrument 43-101 Policy guidelines. This report was requested by Dia Bras.

1.1 List of abbreviations

In this report, monetary units are in United States dollars (US$). The metric system of measurements and units is used throughout the report except for the gold quantities, which are reported in Troy ounces.

A table showing abbreviations used in this report is provided below.

tonnes or mt	Metric tonnes
tpd	Tonnes per day
tons	Short tons (0.907185 tonnes)
kg	Kilograms
g	Grams
oz	Troy ounce (31.1035 grams)
g/t	Grams/tonne or ppm
ppm, ppb	Parts per million, parts per billion
ha	Hectares
m	Meters
km	Kilometres
m^3	Cubic meters

Table 1: List of abbreviations

2- Reliance on Other Experts

No reliance on other experts was needed for this report.

3- Property Description and Location

The Bolivar Property is located approximately 250 km (386 km by road) southwest of Chihuahua, the capital of the State of Chihuahua. The property is situated some 10 km southwest of Urique, and lies within a rugged mountainous terrain of the Sierra Madre Occidental of northwestern Mexico, commonly with high relief. Dia Bras holds interests in seventeen mineral concessions in the area, covering approximately 7,460 ha.

The Bolivar Cu-Zn deposit is located within the 63.6 ha Bolivar mineral concession that has a term of more than thirty-four years, expiring in 2030. Production from the Bolivar Mine, an old Cu-Zn producer, is not subject to any royalties. The old mine is close to several small villages.

3.1 Land Tenure

The Bolivar Project includes three groups of exploration properties. These are the Bolivar, Mezquital, and Florida groups, which comprise the seventeen mineral concessions. Work credits are sufficient to keep all of the concessions at least until 2011. Currently, all of these concessions are held by Dia Bras (Banda, 2007).


Dia Bras Exploration Inc.
Bolivar Property
State of Chihuahua, Mexico
Mineral Concessions Map
N
Village of
Cloneguita
0
1
2
3
4
5
Kilometres
LA CASCADA
LA VEGA
SAN JOSE
Legend

Figure 1: Mineral Concessions Map

Project Area	Concession	Title No.	Area (ha)	Expiry Date
Bolivar	Bolivar	192324*	63.6	18-12-2041
	Bolivar III	180659	48.0	13-07-2037
	Bolivar IV	195920	50.0	22-09-2042
	La Chaparrita	217751	10.0	12-08-2052
	Piedras Verdes	220925	92.5	27-10-2053
Mezquital	Mezquital	223019	2,475.4	10-04-2010
	Mezquital Fraction 1	223020	4.7	10-04-2010
	Mezquital Fraction 2	223021	2.4	10-04-2010
	Mezquital Fraction 3	223022	974.6	10-04-2010
Florida	San José	226004	462.0	11-14-2055
	Ampliacion San José	223025	229.5	10-04-2054
	Val	223016	95.2	10-04-2054
	Val-1	223018	36.3	10-04-2054
	Val Fraction	223017	0.1	10-04-2054
	El Gallo	224112	251.8	10-04-2055
	La Mesa	223506	718.9	11-01-2055
	La Cascada	222720	1,944.3	26-08-2054
Total			7,459.3	
Source: Banda, 2007, Muñoz, 2005, Dia Bras Press Release of November 3, 2003, Agreement between El Paso Partners and Dia Bras (July 29, 2003) and Dia Bras (2006). / Verified by Dia Bras				
Note (*): Licence number currently being changed for a Mining Licence.				

BOLIVAR III and BOLIVAR IV

Estate of Sra. Berta Muñoz de Bencomo: Dia Bras agreed to a Schedule of cash payments totalling **US$ 675,000**, as follows:

- US$ 225,000 to be paid on the agreement date September 14 2004 (paid)
- US$ 10,150 of which had already been paid previously. (paid)
- US$ 112,500 due on march 14 2005 (paid)
- US$ 112,500 due on September 14 2005 (paid)
- US$ 112,500 due on march 14 2006 (paid)
- US$ 112,500 due on September 14 2006 (pending)

NOTE: this last payment its going to be made in two instalments, US$ 56,250 + US$ 56,250 =US$112,500, the first one at the time of request for registration of the properties under DBM before the Public Mining Registry, and a last payment due at the moment the titles are fully transferred to DBM.

Regarding Sra. Carmen Beatriz Chavez Marquez, Dia Bras agreed to a schedule of cash payments totalling **US$ 300,000**, as follow:

- US$ 100,000 to be paid on the agreement date September 14, 2004 (paid)
- US$ 50,000 due on March 14, 2005 (paid)
- US$ 50,000 due on September 14, 2005 (paid)
- US$ 50,000 due on March 14, 2006 (paid)
- US$ 50,000 due on September 14, 2006 (paid)

Regarding Minera Senda de Plata: Dia Bras agreed to a schedule of cash payments totalling **US$ 250,000**, as follows:

- US$ 25,000 paid earlier in July 2004 (paid)
- US$ 25,000 paid in October 2004 (paid)

The total amount of the payments to the three different parties adds up to **US $ 1,225,000.00.**

MEZQUITAL CONCESSIONS

On September 20 2004, Dia Bras entered into an option purchase agreement with Polo y Ron Minerales, S.A. de C.V. and Raul Tarin for the Mezquital concessions. These include La Cascada, Mezquital (this concession was fractioned into Mezquital I, Mezquital II and Mezquital III) and el Gallo concessions.

The terms of agreement included a total cash payment of **US$ 10,000.**

- US$ 5,000 was **paid** in September 20 2004 (paid)
- US$ 5,000 was **paid** at the moment of formalizing the future cession of rights of the concession with the Notary Public. (paid)

PIEDRAS VERDES CONCESSION.

In December 2003, Dia Bras entered into an Option to Purchase Agreement with Raul Tarin regarding the Piedras Verdes Concession.

The terms of the agreement included a total cash payment of **US$ 200,000**, as follows:

- US$ 55,000 paid on December 12 2003, at the moment of ratifying the agreement with the Notary Public. (paid)
- US$ 60,000 paid on December 12 2004 (paid)
- US$ 65,000 paid on December 12 2005 (paid)
- US$ 20,000 due on December 12 2006

NOTE: On the last payment for US$ 20,000, which was due December 12 2006, there is still a final payment for $10,000 due at the time of the final transfer of the properties under DBM. Mr. Tarin has refused to sign the stated contract until he is allowed to mine 1,200 tons of chalcopyrite from the site.

The company and Mr. Tarin are actively negotiating to resolve this issue.

4- Accessibility, Climate, Local Resources, Infrastructures and Physiography

Because there is no material change in the information, this part is taken from the previously NI43-101 report by Roscoe Postle Associates Inc. filed on the 3rd of November 2005 on Sedar www.sedar.com

4.1 Accessibility

Access to the Bolivar Mine area is by paved road (approximately 305 km from Chihuahua) and a further approximately 80 km by all-season gravel roads to the village of Cieneguita, which is located some 7 km north of the property. The total road distance from Chihuahua is approximately 392 km.

4.2 Climate

The climate in western Chihuahua is semi-arid, with a hot season from May through November and a milder season from December through to April. The mean annual temperature is 25° C, with an average annual precipitation of approximately 758 mm. The area has a relatively rainy season from June to September – with a rate of precipitation ranging from 83 mm to 188 mm – and a relatively dry season with an average monthly precipitation of approximately 26 mm during the rest of the year (Banda, 2005). In the past, the Bolivar Mine has operated year round and was not normally affected by the typical seasonal climatic variations.

4.3 Local resources

Electricity for the Bolivar Mine operations is provided by on-site diesel generators. Dia Bras will shortly obtain electricity from the Mexico main grid system with back-up generators at the mine site. Water, both industrial and potable, is drawn from local sources.

The villages of Piedras Verdes and Cieneguita are located close to the Bolivar mineral concession, with a combined population of approximately 1,000 people (approximately 750 for Cieneguita and 250 for Piedras Verdes), including some of the mine employees. Transportation to the Bolivar Mine or the camp at Cieneguita is by private vehicles and company vehicles.

4.4 Infrastructures

Mexico in general has a well developed infrastructure of communications, roads, airports, and seaports and there is a fairly high literacy rate among the population, with an ample supply of skilled and unskilled labour.

The Town of Creel, the largest town in the area, is situated some 160 km (by road) northeast of the Bolivar Mine, and is an agro-industrial town. Infrastructure support and availability of trained miners proximal to the various concessions is limited, but is available at Creel as well as the cities of

Cuauhtémoc and Chihuahua. Numerous towns and villages are located throughout the area and are used as a local base for exploration activities on the various concessions.

The mineral concessions are situated along the Sierra Madre Occidental mountain chain. Elevations of the Bolivar Mine property range from 1,800 m to 2,000 m above mean sea level. The area has a rugged topography, with topographic relief ranging from 250 m to 500 m. The main topographic feature is the small creek draining to the northwest towards Cieneguita and its valley, which is bounded by hills covered by acorn and eucalyptus trees at low elevations and by pine trees at higher elevations. Vegetation cover is present throughout the area.

4.5 Physiography

Outcrops are common in the area and occur along road cuts and creeks. Overburden thickness ranges from one metre to three metres, with an average thickness of approximately 1.5 m. Overburden consists of unconsolidated conglomerate with pebble sand boulders of volcanic rocks in a matrix of sand and minor clay. A layer of recent volcanic ash may also comprise part of the overburden.

The land around the Bolivar Mine is used for agriculture. The villages in the area use the land to raise cattle, but it is not used to grow crops. Wildlife in the area includes various species of insects, lizards, snakes, birds, and small mammals.

5- History

Since there is no material change in the information, this part is taken from the previously NI43-101 report by Roscoe Postle Associates Inc. filed on the 3rd of November 2005 on Sedar www.sedar.com

5.1 Bolivar Mine Area

Historic mining, prospecting and exploration for polymetallic Cu-Zn-Pb-Ag-Au deposits in the Sierra Madre Precious Metal Belt of Northwestern Mexico have been carried out since the Spanish Colonial days. In the general area of the current properties, this belt comprises three mineral districts. These are the Batopilas District, Piedras Verdes District, and the Urique District.

From 1980 to 2000, some 300,000 tonnes of mineralized material were mined while the Bolivar Mine was under the control of Bencomo Family. This included:

- 195,000 tonnes from the Fernandez trend
- 90,000 tonnes from the Rosario Trend
- 15,000 tonnes from the Pozo del Agua Area

Detailed production records for this period are not available, but are reported to be in the order of 50 tonnes per day, and the average grade of the mineralized material which was mined is reported to be in the range from 5% Cu to 6% Cu and 25% Zn to 30% Zn (Banda, 2005).

5.2 Other Mineral Concessions

In 1632, a native silver vein was discovered at La Nevada near Batopilas, some 30 km east of the Santa Maria Property. Thereafter, sporadic mining of silver deposits continued for almost one hundred years. A second phase of mining started with the Carmen Mine near the end of the 18th Century, but was halted due to the Mexican War of Independence from 1810 to 1821. A third phase of mining in the region occurred from 1862 to 1914, but was again halted due to the Mexican Revolution in 1910. Since 1915, there have been sporadic attempts to develop mineral deposits in the area, and some 300 million ounces of silver are reported to have been produced from the Batopilas District.

Gold Corp owns the El Sausal gold deposit situated some 13 km west of Batopilas, which was discovered in 1996 by Francisco Gold Corporation (FGC) (Francisco Gold, 2002). The Mineral Reserves of the El Sausal deposit are reported to be in the order of 18.9 million tonnes at an average grade of 3.37 g/t Au, and the planned annual production rate is some 190,000 ounces of gold over a 10 year mine life.

The Urique District is characterized by gold-rich fissure veins hosted by andesitic rocks. Small scale mining of polymetallic deposits in this district started before 1910 by gambusinos (artisanal miners). Production records from 1929 are reported as 2,891 tonnes of ore containing 2,686 kg of copper, 7,990 kg of lead, 1,061 kg of silver and 44 kg of gold, indicating an average grade of 0.09% Cu, 0.28% Pb, 367 g/t Ag and 15.22 g/t Au. Small scale underground mining of the San

José de Pinal Mine, a polymetallic skarn deposit, was carried out from 1968 to 1970, and ore grades were reported to be in the order of 3% Zn, 6% Cu and 350 g/t Ag. This deposit is located within the Piedras Verdes District (Nofrieta, 1989 and Perez et al, 1994).

Other mining activities in the area include the Cieneguita de los Trejo gold deposit located at the outskirts of the village of Cieneguita. In the 1990s, Glamis developed an open pit mine and produced gold by heap leaching method. The old leach pads are readily visible and the current Dia Bras exploration camp is situated some 100 m west of one of these heap leach pads.

6- Geological Setting

Since there is no material change in the information, this part adds to the previously NI43-101 report by Roscoe Postle Associates Inc. filed on the 3rd of November 2005 on Sedar www.sedar.com

6.1 Regional Geology

The geomorphology of western Chihuahua State consists of three major terranes. A northwest trending, 80 km to 100 km wide mountain chain (Sierra Madre Occidental) parallels the coastline of Baja California along the western margin of the country, and hosts numerous base and precious metal deposits and occurrences. To the east, is a 200 km to 300 km wide central valley, which is bounded by another mountain chain (Sierra Madre Oriental) in the eastern part of the State of Chihuahua. Between the two mountain chains, the area is underlain by Tertiary, Mesozoic, and Palaeozoic rocks. The general area of the Bolivar Property is also underlain by Tertiary and Mesozoic rocks.

The regional geology of the northwestern part of Mexico has been interpreted and discussed in a 1994 publication by the Consejo de Recursos Minerales (CRM), of the Mexican Ministry of Mineral Resources (Vargas et al, 1994, and Velazquez and Fragoso, 1987).

The Bolivar Property is situated within the Batopilas Mining District, which is within a major north-northwest trending Sierra Madre Precious Metals Belt extending across the states of Chihuahua, Durango and Sonora in Northwestern Mexico. The Batopilas District is underlain by the Lower Cretaceous sedimentary and volcanic rocks of the Urique Group. These rocks are also considered as the "basement rocks" in the area and are overlain by an up to 3 km thick sequence of Upper Cretaceous to Lower Tertiary predominantly intermediate to felsic volcanic rocks of the Lower Volcanic Suite (LVS). In the Bolivar area the LVS is reported to be approximately 750 m thick.

The rocks of the LVS are overlain by younger continental rhyolitic and dacitic ignimbrites (up to 1.5 km thick) of the Upper Volcanic Suite (UVS), which are interpreted to be Middle Tertiary in age. In general, the rocks in the areatrend northwest and dip gently to the northeast. These rocks are also cut by several northeast trending normal faults, which are commonly associated with small gullies.

A number of lineaments with mineral potential have been recognized within the Batopilas Mining District. From west to east these include:

- The El Sausal-Cieneguita Lineament: A number of old polymetallic mines and prospects are situated along this northwest trending and steeply east dipping structure.
- The Urique Lineament: This zone trends north and is parallel to the general orientation of the Barranca del Cobre which contains the Urique River situated outside the current properties. The area between the Urique Lineament and the El Sausal-Cieneguita Lineament is interpreted to define a regional graben.
- The Santa Maria Structural Zone: This north-northwest trending zone varies in width from 300 m to 800 m and includes several narrow (~1 m wide) structures. The mineral districts within the Sierra Madre Precious Metal Belt include:
- Piedras Verdes District: This district contains contact metasomatic (or skarn) type mineralization at the contact between Cretaceous marble or hornfels and Tertiary felsic intrusive bodies, such as that at Piedras Verdes, which hosts the Bolivar Mine, where ore was shipped to Bahuichivo. Mineralization comprised coarse sphalerite and chalcopyrite with minor pyrite and bornite (McMillan, 1997 and CRM, 1994).
- Urique District: This area is located approximately 12 km northeast of the Bolivar Mine and is characterized by classical gold-rich fissure veins, such as the Rosario Vein hosted by andesitic flows of the LVS. This vein had been mined by gambusinos (artisanal miners) and records indicate that, in 1929, production from this mine was 2,891 tonnes of ore containing 44 kg of gold, 1,061 tonnes of silver, 7,990 kg of lead, and 2,686 kg of copper at an average grade of some 15.2 g/t Au, 367 g/t Ag, 0.28% Pb, and 0.09% Cu (McMillan 1997 and CRM 1994).
- Reforma District: This district is located some 20 km south-southwest of the Bolivar Mine Property. It is also characterized by contact metasomatic (or skarn) type mineralization. At the Reforma Mine, exploration work dates back to the 1940s, but mining work started in 1967. Mining production from 1970 and 1980 is reported to be some 1,364,000 tonnes at an average grade of 0.5 g/t Au, 92.56 g/t Ag, 9.1% Pb, 2.52% Cu, and 30% Zn (McMillan 1997 and CRM 1994).
- Lluvia de Oro District: This area is located some 3 km east of the Reforma District and 19 km south-southwest of the Bolivar Mine Property . It hosts the Lluvia de Oro, Los Vazquez, and La Patria mineral deposits. These deposits are described as veins and mantos hosted by silicified Cretaceous volcanic and sedimentary rocks with interlayered andesitic flows, tuffs, quartzites, conglomerates, limestones, and shales. The Lluvia de Oro area was discovered in 1899 and operated from 1903 to the late 1930s. An estimated 100,000 tonnes of ore with grades as high as 312 g/t Au and 850 g/t Ag are reported to have been produced from this district. Production from 1936 is also reported to have been some 1,065 tonnes at an average grade of 12.7 g/t Au and 106 g/t Ag. Mineral Resources of the Lluvia de Oro, Los Vazquez and La Patria deposits are reported to contain some 2.11 million tonnes at an average grade of 2 g/t Au and 23 g/t Ag (McMillan 1997 and CRM 1994).
- Cieneguita de Los Trejo deposit: This deposit is located at the outskirts of the village of Cieneguita. It was reported to contain some 1 million tonnes of Mineral Reserves at an average grade of 1.5 g/t Au and was mined by Glamis from 1997 to 2000 (Banda 2005 and McMillan 1997).

6.2 Property Geology

The Bolivar and other properties in the area are underlain by a 750 m sequence of the LVS and a thicker sequence of the UPS, as noted above. There is little information about detailed geology of the area. Regional mapping by the CRM, however, suggests that approximately 60% to 70% of the area of the property is underlain by rhyolitic and dacitic ignimbrite rocks of the UVS. These rocks are often intruded by granitic plutons of various sizes.

Based on outcrops and published information (Wilkerson et al., 1988), the sequence of the lithologic units present within the four properties is interpreted to be, from top to bottom, as follows:

- Yarbanis Formation (Ty): massive rhyolite ignimbrites.
- Casas Coloradas Formation (Tcc): Rhyolitic tuff and felsic flow breccia.
- Cinco de Mayo conglomerate (Tcc).
- El Arenal flow breccia (Tca): With purple porphyritic lithic fragments.
- San José flow breccia (Tsj): With olive green aphanitic lithic fragments.
- Las Tahonas granodiorite (Ktlt): Porphyritic with white orthoclase, milky and clear quartz, and biotite, intrudes Ktd and Ktp.
- Dolores Micro-quartz diorite: Sub-phaneritic to sub-aphanitic, with plagioclase, augite and biotite, intrudes Ktp.
- Pastrana dacite (Ktp): Includes three phases:
  - Phase I: With aphanitic olive green matrix.
  - Phase II: With aphanitic olive green matrix and augite phenocrysts.
  - Phase III: With aphanitic olive green matrix, augite and plagioclase phenocrysts.

Structural data from outcrops within the Bolivar Property, as well as from drill core, indicate that the dominant bedding orientation is the regional northwest striking and gently to moderately northeast dipping units of limestones, calc-silicate, and volcanic rocks. A number of outcrops clearly exhibit northeast trending tight folding, such as the one near the shaft at the Bolivar Mine. Recent field visits by Scott Wilson RPA also suggest that several northeast trending shear zones and other structures in the area are coincident with northeast trending gullies. Not all of these gullies, however, are shown on the topographic maps available to date.

Some generalized cross sections indicate the possible presence of other mineralized pods of skarn-type mineralization in the marble close to the Piedras Verdes granodiorite. Dia Bras has identified a number of targets which are situated along the postulated eastward extension of the Alta Ley mineralization (of the Rosario Trend) towards the La Increible Mine. These targets are covered by a 100 m to 200 m sequence of andesitic rocks. Based on results of a few holes drilled east of the Rosario Trend, Geostat is of the opinion that these are valid exploration targets.

6.2 Tectonic Setting

Tectonic movements accompanied by the extensive volcanism in the Sierra Madre Occidental system during the Late Cretaceous to Tertiary period formed the large volcanic belt in western Mexico. Magmatic activity during this period resulted in the formation of the LVS and UVS

series in the Batopilas region. Andesitic to rhyolitic rocks deposited during this volcanic period are related to the base metal and gold mineralization in the Batopilas region. Ore emplacement is also related to the extensive northwest, northeast, and north-trending faults that created large block structures in the Batopilas region.

The area around Bolivar has undergone block faulting. Three major sets of faults are recognized. These are:

- North-northwest trending faults, such as the fault zone along the Rosario Trend.
- East-southeast trending faults, such as the Fernandez Trend near the Bolivar shaft.
- North trending faults, such as the Santa Maria Fault Zone.

7- Deposit Types

Since no material change in the information, this part is taken from the previously NI43-101 report by Roscoe Postle Associates Inc. filed on the 3rd of November 2005 on Sedar www.sedar.com

Base metal and gold deposits in the Batopilas District represent various types of mineralization. These range from porphyry-type copper deposits, skarn deposits to structurally controlled epithermal gold and silver mineralization. The types of deposits reported in the Batopilas District include:

- Skarn deposits: Cliffs with abundant malachite staining are commonly present along the El Sausal-Cieneguita Trend. These are associated with an extensive zone of typical skarn-type alteration in at least two layers of calc-silicate rocks with abundant light green to beige garnet, epidote, magnetite, and hematite. Pods of massive sphalerite, with lesser chalcopyrite, galena and pyrite, are associated with northeast trending structures which cut the main northwest trending El Sausal-Cieneguita Lineament, such as those at the Bolivar Mine. These massive sulphide pods range in size from 0.5 m x 1 m to 1.5 m x 4 m.
- High-sulphidation epithermal gold deposits within andesitic flow rocks, tuffs, agglomerates and breccias, such as the El Sausal gold deposit. These deposits are commonly associated with argillic and phyllic alteration.
- Porphyry-type copper mineralization: An area of approximately 5 km2, some 2 km southwest of Batopilas, exhibits typical argillic and silicic alteration around the Tahonas porphyry copper deposit.

Work carried out to date by Dia Bras and by earlier operators indicates that the Bolivar and other properties in the area are situated in geologic environments which host skarn-type gold-polymetallic deposits. Skarn-type metasomatism with diagnostic minerals, such as magnetite, garnet, epidote, actinolite, diopside, sphalerite and chalcopyrite, is present within altered limestones at the Bolivar Mine and the many outcrops of calc-silicates situated between the old La Increible Mine and the Bolivar Mine. Fine-grained disseminated pyrite also is associated with the rusty zone with abundant fracturing and garnet/epidote alteration (endoskarn) close to and along the road at the La Increible Mine within the Piedras Verdes mineral concession. These features suggest that the geologic model is hydrothermal gold-polymetallic sulphide (skarn) mineralization associated with calc-silicate layers (Stanton, 1972).

The skarn mineralogy at Bolivar is not well understood. There are three mineralogical types of skarn that are recognized in the area: epidote skarn, garnet skarn, and pyroxene skarn. Even though the spatial distribution, relative abundance, and paragenesis of each type are not yet determined, geological mapping and field observations in the area indicate that the type of skarn mineralization at Bolivar is of the calcic skarn type, as discussed further in the next section: Mineralization.

8- Mineralization

Since there is no material change in the information, this part is taken from the previously NI43-101 report by Roscoe Postle Associates Inc. filed on the 3rd of November 2005 on Sedar www.sedar.com

8.1 Genetic Model

Skarn deposits are generally hosted within zones of exoskarn alteration with different shapes, which vary from stratiform to vein like to sharply discordant. "The amount of exoskarn developed ranges from narrow zones up to large envelopes that involved the generation of several cubic kilometres of skarn alteration. The associated mineralogy is often volumetrically small compared to the total size of the skarn" (Ray and Webster, 1991). Formation of the envelopes is an evolving, complex process, but the paragenetic stages are common to many calcic skarns, as follows:

- Magmatic intrusion into relatively cool host rocks leading to the production of an isochemical, contact metamorphic calc-silicate or biotite-rich hornfels.
- Infiltration of magmatic hydrothermal fluids into surrounding country rocks, resulting in multiple stages of metasomatic garnet-pyroxene±amphibole prograde skarn assemblages (envelope). The margins of the metasomatic envelope may pass out into a fine-grained pyroxene-rich hornfels-like rock or skarnoid.
- Retrograde alteration of the prograde skarn assemblages as the envelope cools. This results in the formation of lower temperature hydrous phases, such as chlorite, epidote, amphibole, and scapolite. Sometimes, this stage is associated with the introduction or redistribution of mineralization" (Ray and Webster, 1991).

Skarn deposits are distributed worldwide. The major skarns around the world are listed as:

- Iron skarns:
  - Calcic skarns (Tasu BC) and Peschansk (Russia)
  - Magnesian skarns (Eagle Mountain, California)
- Tungsten skarns:
  - Reduced tungsten skarns (Mactung, NWT)
  - Oxidized skarns (Osgood Mountains, Nevada)
  - Other skarns (Bonfim, Brazil)
- Copper skarns:
  - Associated with porphyry copper deposits (Twin Buttes, Arizona and Bingham, Utah)

  - o Associated with barren stocks (Phoenix, BC)
- Zinc-lead skarns (Santa Eulalia, Mexico)
- Molybdenum skarns (Mount Tennyson, NSW, Australia)
- Tin skarns (Lost River, Alaska)
- Gold and silver skarns (Phoenix, BC, Carr Fork, Utah, McCoy, Nevada, etc.)

Most major iron, gold, tungsten, molybdenum and zinc skarns, and some copper skarns are found within Phanerozoic orogenic belts (Ray and Webster, 1991). Magnetite is the main ore mineral in iron skarns, while chalcopyrite, scheelite, molybdenite, and cassiterite are the principal economic minerals for copper, tungsten, molybdenite, and tin skarns, respectively. Zinc-lead skarns are characterized by sphalerite and galena (Ray and Webster, 1991).

The most common gangue sulphides are pyrite and pyrrhotite. The main gangue minerals in calcic skarns are pyroxene and garnet with subordinate and variable amounts of amphibole, carbonate, epidote, chlorite, and wollastonite. Garnets in skarn have a wide range of colour.

Copper Skarns

Most of the major copper skarns in the world are associated with granodiorite to quartz monzonite stocks emplaced in continental margin orogenic belts (Ray and Webster, 1991). Copper skarns are generally characterized by:

- An association with high to intermediate-level felsic porphyritic stocks.
- Proximity to stock contacts.
- High garnet-to-pyroxene ratios.
- Moderate to high sulphide content.
- Relatively oxidized mineral assemblages.

Zinc-Lead Skarns

Zinc-lead skarns are generally characterized by:

- An association with granodiorite to leucogranite stocks or breccia pipes.
- Deposits which formed near the margins of deeper level batholiths. These are generally smaller deposits.
- Deposits that tend to occur along structural or lithological contacts and may form at considerable distances from the source intrusions.
- Deposits which are sulphide-rich and pyroxene dominant (Ray and Webster, 1991). Many calcic zinc-lead skarns tend to be small (generally less than 3 million tonnes) but can grade up to 15% Zn and 10% Pb (Ray and Webster, 1991).

Iron Skarns

Iron skarns are generally of two types, either calcic skarns within island-arc assemblages or Cordilleran-type magnesian skarns developed within continental skarns, as noted above. In some calcic iron skarns, such as those of Vancouver and Texada Island, there is a stratigraphic control for

the occurrence of iron; the stratigraphic top and bottom of the limestone are favourable host for skarn mineralization, where it is in contact with Jurassic gabbroic to granodioritic plutons. Magnetite is the main constituent in these skarns. In other types of skarn deposits, however, large amounts of by-product magnetite have also been produced (Ray and Webster, 1991).

8.2 Types of Mineralization

The sedimentary rocks of the Bolivar and the neighbouring properties have been affected by contact metasomatic alteration events. Limited mineralogical (thin section) work carried out by CRM and observations in the field show that the alteration assemblage within the calc-silicate rocks consists of green-brown garnet, epidote, diopside, plagioclase, magnetite, hematite, limonite, calcite and sulphide minerals, such as sphalerite, chalcopyrite, galena, bornite, and chalcocite. Secondary minerals of copper and zinc are commonly present as ubiquitous malachite staining (copper) along many cliffs and white powdery zones (zinc) at many old adits in the area.

Results of a mineralogical study (X-Ray Diffraction and polished section work) carried out by CRM are presented in Table 9-1. CRM used thin sections for the polarizing microscope under transmitted light and briquettes of crushed material from concentrate for ore microscopy with reflected light. This study shows that the major constituents of the mineralized material at Bolivar are sphalerite (>25%) and chalcopyrite (10% to 25%), with minor amounts (1% to 10%) of quartz. Trace amounts of galena, Kfeldspar, hematite, pyrite, smithsonite ($ZnCO_3$), and arsenopyrite are also reported.

RESULTS OF MINERALOGICAL STUDIES
Dia Bras Exploration Inc. – Bolivar Project, Mexico

Mineral /Chemical Formula	Composition
Sphalerite ZnS	Major (>25%)
Chalcopyrite CuFeS2	Major (10% to 25%)
Quartz α- SiO2	Minor (1% to 10%)
Galena PbS	Trace (0.1% to 1%)
K-Feldspar KAlSi3O8	Trace (0.1% to 1%)
Hematite Fe2O3	Trace (0.1% to 1%)
Pyrite FeS2	Trace (0.1% to 1%)
Smithsonite ZnCO3	Trace (0.1% to 1%)
Arsenopyrite FeAsS	Trace (0.1% to 1%)

Source: Poder Ejecutivo Federal, Consejo de Recursos Mine rales, Centro Experimental Chihuahua, 2004.
Note: Studies done by the X-Ray Diffraction (XRD) method, and by the use of polarizing microscopes under transmitted light as well as reflected light.

Table 2: Results of mineralurgical studies

The alteration assemblages at the Bolivar and other mineral properties in the area are associated with gold and polymetallic sulphide mineralizing events. Four events of mineralization are observed. These are:

- An early episode of polymetallic sulphide and gold mineralization: This is interpreted to be commonly present along the Rosario Trend. Massive zones of garnet and/or epidote and large patches (1 m x 5 m) of massive magnetite are associated with pods of sphalerite, chalcopyrite, galena, and pyrite. Typical drill hole intersections along this zone include:
  - 7.26% Cu, 38.8% Zn, 124.8 g/t Ag, and 0.59 g/t Au over 2.9 m in Hole DB04072.
  - 1.66% Cu, 4.92% Zn, 28.0 g/t Ag, and 0.1 g/t Au over 37 m in Hole DB04091.
  - 1.98% Cu and 0.45% Zn over 11 m in Hole DB05B124.
- A second episode of chloritization associated with the brecciated zones within the east-southeast trending structures, such as the Fernandez Structure. Trace amounts of disseminated pyrite and chalcopyrite are present in the breccias. These features are commonly observed in Drill Hole DB04061 with intersections of 3.6% Cu, 1.32% Zn, 250.5 g/t Ag, and 3.16 g/t Au over 9 m and 7.16% Cu, 21.9% Zn, 30.3 g/t Ag, and 0.06 g/t Au over 1 m.
- A third episode of gold mineralization associated with northeast trending fracture zones and veins within the Santa Maria Structure. These zones are, in general, 10 cm to <1 m wide and are typically associated with rusty outcrops of rhyolite containing limonitic pseudomorphs of pyrite.

A number of mineralized zones are present along the Rosario and Fernandez trends.

Skarn-type Cu-Zn-Ag-Au mineralization in the Bolivar area is structurally controlled and forms mineralized zones that are close to structures. It is possible that the mineralized zones occupy

pre-existing fault structures and extensional openings formed during mineralization. The mineralized zones are dominant with calc-silicate minerals and variable quantities of quartz, calcite, and chlorite. Sphalerite and chalcopyrite are the predominant sulphides, commonly ranging from 10% to 30% (combined), with occasional massive sulphide zones. Minor amounts of disseminated pyrite are also present. In general, sulphides are medium to coarse-grained within the skarn zones, and are relatively uniformly distributed throughout the higher grade parts of the mineralized zones. The sulphides occur within the carbonate rocks, which they replace, a common feature in skarn-type mineralization (Park and MacDiarmid, 1964 and Ray and Webster, 1991).

8.3 Mineralized areas

Based on results of diamond drilling completed to date, there are at least sixty-two mineralized lenses at Bolivar. These lenses range from less than a metre up to 20 m in thickness, extend 25 m to 100 m along strike and up to 100 m in the vertical dimension. Geological interpretation of the mineralized zones on cross sections also indicates mineral zoning at Bolivar. Closer to the contact with the granodiorite intrusive, a relatively thicker copper-rich zone of mineralization, with low zinc values, appears to be prevalent. A narrower zone of similar copper-rich mineralization also occurs very close to the contact with the intrusive. Higher up the stratigraphic section, several lenses of zinc-copper mineralization are present. This type of zonal distribution of sulphides associated with skarn-type alteration assemblages of calc-silicates and iron-oxides are described at other mineral deposits in the Southwestern United States (Meyer and Hemley, 1967) and in other parts of the world (Ray and Webster, 1991).

Currently, there are at least eleven mineralized areas within the seventeen mineral concessions of the Bolivar project area. These are:

- Bolivar High Grade (Alta Ley) Zone
- Bolivar Zona Sur
- El Gallo
- Bolivar Noroeste (Northwest)
- La Increible
- La Pequeña
- San José de Piñal
- La Montura
- Arizona/El Val
- Central Area
- Breccia

These mineralized zones are hosted within two main structural zones: the El Val – La Pequeña Structure and the San José del Pinal type vein structures. The El Val-La Pequeña Structure includes the Rosario, Fernandez and Brecha Linda trends.

8.3.1 Rosario Trend

The Rosario mineralized system is approximately 350 m long, with varying width from less than one metre to eight metres. It forms part of the El Val-La Pequeña Structure. Individual ore shoots within the lenses range from 20 m to 50 m long horizontally, and from 20 m to 50 m vertically. Strike orientations are generally north-northwest, and dips are from 20° to 40° to the northeast. All economic copper and zinc mineralization discovered and mined to date lies within 300 m of surface. Post-mineral faults locally disrupt and offset the mineralized zones.

The Rosario Trend is situated along the right flank of a northwest trending valley, which is part of the El Sausal-Cieneguita Lineament. Detailed cross sections and level plans of the Bolivar Mine area are discussed under a separate section of Mineral Resources. Near the shaft of the Bolivar Mine, the area exhibits typical skarn-related zinc and copper mineralization. Currently, there are at least thirty-three semi-massive to massive sulphide mineralized lenses recognized within this structure. From northwest to southeast, these are:

- Brecha Linda Oeste: twelve lenses.
- Brecha Linda Este: ten lenses.
- San Francisco: four lenses
- Bolivar Sur/El Gallo: six lenses.
- Magnetic skarn: one lens.

In addition to the above, at least fourteen mineralized lenses are recognized at the Bolivar Noroeste zone, situated from 100 m to 300 m north of the Bolivar shaft.

8.3.2 Fernandez Mineralized Structure

The Fernandez structure trends east-southeast and hosts the mostly gently dipping Fernandez Titanic and Selena lenses. It is situated just east of the Bolivar shaft and has been partly developed by eight sublevels. These are sublevels 835, 845, 848, 861, 854, 869, 870, and 906. Sulphide mineralization is confined to a 25 m wide structure, which has been traced some 100 m along strike in silicified limestones and andesitic rocks and that extends approximately 100 m in the vertical dimension. Recent diamond drilling has intersected this structure, with mineralization ranging from 7.16% Cu, 21.9% Zn, 30.3 g/t Ag and 0.06 g/t Au over 1 m to 3.6% Cu, 1.32% Zn, 250.5 g/t Ag and 2.16 g/t Au over 9 m in Drill Hole DB04B061. Recent drilling also suggests that this mineralized structure may extend further to the southeast, towards La Increible deposit. Dia Bras plans to test this target area by drilling.

8.3.3 Brecha Linda Structure

Mineralized lenses of the Brecha Linda Structure are oriented in north-northeast direction, but define an east-southeast-west-northwest trend, similar to the Fernandez Trend.

8.3.4 El Val – La Pequeña Structure

The mineralized zones within the El Val-La Pequeña structure are readily seen from the air and are situated along the cliffs with malachite staining as well as at relatively more resistant calc-silicate outcrops with abundant garnet, epidote and magnetite, which intermittently extend for more than 6 km along strike but may have limited (20 m to 30 m) lateral extent. From northwest to southeast, these are:

- La Increible Mine: This prospect is situated approximately 500 m east of the hill that hosts the Bolivar deposit. Mineralization consists of at least twelve small pods of massive sulphides (sphalerite and chalcopyrite) within an east trending, 1 m to 2.5 m thick zone, hosted by grey massive limestone, which extends up to 100 m in an easterly direction, where it is cut by the La Pequeña Fault. Previous development work at La Increible consists of an adit and minor old underground workings, including two small stopes. Outside the adit and along the gravel road, there is extensive pyritization within the altered granitic rocks. Typical endoskarn-type alteration includes epidotization, silicification and magnetite with associated pyritization. Pyrite is present as fine to medium-grained disseminations, as well as fracture coating material. This zone of pyritic material continues for about 700 m along the gravel road.
- El Val Medio: At this locality, the El Val Structure consists of an up to 50 m wide skarn zone at the contact between limestones and andesites. The mineralized zone is 1.5 m to 5 m wide, has a moderate dip to the northeast, and contains massive sulphides, such as chalcocite, chalcopyrite, bornite and sphalerite, with conspicuous malachite staining.
- La Pequeña: This area is situated some 1,300 m east of the old La Increible adit. Mineralization is similar to, but narrower than that at El Val Medio. At this locality, the mineralized zone is 0.5 m to 1 m wide, has a moderate dip to the northeast and contains massive sulphides, such as chalcocite, chalcopyrite, bornite and sphalerite. Results of recent chip sampling by Dia Bras include grades ranging from 0.01% Cu, 0.41% Zn, 0.03% Pb, 15 ppb Au and 5 g/t Ag to 2.22% Cu, 25.6% Zn, 0.22% Pb, 120 ppb Au, and 152 g/t Ag.
- El Val: This area comprises the southeastern part of the El Val Structure and consists of a northeast dipping skarn zone up to 200 m wide. The skarn is cut by narrow north trending felsic dikes and, at its lower contact, is grey, fine-grained, with almost hypidiomorphic texture (endoskarn). Sulphide mineralization at El Val occurs near the contacts with felsic dikes, within alteration/mineralization haloes 10 m to 20 m wide. The sulphides occur as small pods within the haloes.

8.3.5 San José Type Veins

The style of sulphide mineralization at the old San José del Pinal mine is different from the Bolivar or Valenzuela areas. At least five massive sulphide veins have been discovered within tuffaceous rocks. These are:

- Veins 1 and 2: These veins, trending northeast (N50°E to N60°E) and dipping moderately to the northwest (55° to 65°), are the most prominent ones and consist of almost exclusively galena with minor sphalerite. The San José de Pilar Mine contains at least two adits with old underground workings. Previous underground development indicates that these veins vary in thickness. Recent sampling and drilling results by Dia Bras, however, were not encouraging.

- Other veins: These veins are west-northwest trending and moderately to steeply southwest dipping (60° to 82°). One north trending vein is also reported.
- Mezquital Prospect: This area is situated south of the San José Prospect and contains similar malachite stained outcrops as those at the Bolivar Mine and the La Increible prospect. Results of recent chip sampling by Dia Bras, however, indicate low grades ranging from 0.04% Cu, 0.03% Zn, 0.01% Pb, 35 ppb Au and 5 g/t Ag to 0.31% Cu, 0.22% Zn, 0.09% Pb, 1,680 ppb Au and 13 g/t Ag.

During the past three years, Dia Bras has tested many of the above target areas. Currently, exploration work is discontinued on these veins.

9- Exploration

The current exploration program at Bolivar consists of surface drilling, underground drilling, and underground sampling and development of previously known and recently discovered mineralized areas. Dia Bras has an exploration team of Mexican geologists, technicians, and support personnel located at the Cieneguita camp. This team is directly responsible for the exploration programs within the mineral concessions. Diamond drilling services for the current exploration program is provided by Dia Bras crews. Outside services, particularly for topographic surveys and certain geological specialties, are contracted to independent consultants as required.

9.1 Surface Exploration

Results of the current surface exploration are discussed under the next Section: Drilling.

9.2 Underground Exploration

Currently, Dia Bras is carrying out a program of refurbishing old underground workings, sampling and opening up new areas discovered by recent surface diamond drilling along the Rosario Trend.

Mining development by previous operators on the Rosario Trend was done on four levels and three sublevels. These are:

- Level 6 (elev. 1,820 m).
- Level 4 (elev. 1,848 m).
- Level 2 (elev. 1,860 m).
- Level 1 (elev. 1,875 m)
- Sublevel 828 (elev. 1,828 m).
- Sublevel Foto (elev. 1,831 m).
- Sublevel Sandwich (elev. 1,870 m).

The most important of the areas along the Rosario Trend where current underground exploration and development is being carried out are:

- La Cobriza: Access to this area is by the adit on Level 6
- Rodolfo (Alta Ley): This area is situated some 25 m(?) east of La Cobriza
- Titanic Pod: This area is situated some 25 m east of the Bolivar shaft
- Selena Pod: This area is situated close to the Titanic Pod

Drifting is also in progress along the Fernandez Trend. There are many old workings in this area, which are developed on eight sublevels and one raise. The sublevels are numbered as 835 (1,835 m), 845 (1,845 m), 848 (1,848 m), 852 (1,852 m), 854 (1,854 m), 869 (1,969 m), 870 (1,870 m), and 906 (1,906 m).

10- Drilling

From December 2003 to the present, Dia Bras carried out an exploration program of geological mapping, outcrop sampling, topographic survey and diamond drilling, and completed more than 26,280 m in 175 holes. Most of the drilling, some 21,055 m in 118 holes, was completed in the area of the Bolivar Mine. Initially, Dia Bras contracted Orbit Drilling (a subsidiary of St. Lambert Drilling of Val d'Or, Québec) to carry out this program. From mid 2004 onwards, however, diamond drilling is carried out by Dia Bras personnel. For the initial approximately 10 m of the holes, HQ core is recovered. Thereafter, the holes are reduced to recover NQ core. The entire core is stored at the project site. Some of the holes were inclined and oriented to the southwest and others are vertical.

The objective of this program is to explore for near surface polymetallic sulphide mineralization within the areas of calc-silicate rocks with malachite staining, which have moderate northeast trending plunges. These holes have tested and attempted to better outline the areas close to the previously discovered and mined polymetallic sulphide mineralization.

The procedures used during the diamond drilling programs are as follows:

- Holes are drilled to produce HQ or NQ-sized core.
- The collar locations of all drill holes are surveyed using Geographic Positioning System (GPS) and marked in the field with azimuth and inclination of each hole.
- Lithologic logging is done on drill core and geotechnical observations are made by company's geologists. This includes marking lithologic contacts, descriptive geology, core angles, core diameter, percentage of core recovery record, true thickness calculations, and graphic log depicting all down-hole data including assay values. All information is recorded on handwritten logs. Currently, key information is summarized in a digital database.
- Systematic measurements of Rock Quality Designation (RQD) are also included as part of the drill hole logging.

Exploration drilling in 2004 and 2005 discovered a new copper zone situated at the southern end of the Rosario Trend, which is called the Bolivar Sur/El Gallo area. This new zone contains extensive areas of skarn-type alteration, commonly with magnetiterich zones. These features indicate exploration potential for hidden high-grade skarntype Cu-Zn mineralization. Recent drilling is focused to better outline the copper mineralization in this area.

Geostat is of the opinion that this new zone is open along strike and warrants further drill testing.

11- Sampling Method and Approach

Materials sampled for regular assays and for resource estimation for the Bolivar Mine area include diamond drill core and underground workings. Drill core size is NQ for surface holes. Drill core recovery at Bolivar is generally very good. All samples are collected by, or under the supervision of, a geologist.

The methodology of sampling of the drill core, underground openings or surface material is described below:

- For diamond drill holes, mineralized drill core intervals to be sampled are identified and marked by the geologist. Sample lengths are generally one metre. Visual indicators of the intervals to be sampled include skarn zones, and sulphidized/altered zones established for the Bolivar area by Dia Bras geologists. Sample intervals are selected based on changes in mineralization style, and are normally extended for two metres into unmineralized rock. Marked sample intervals are split in half using a hydraulic core cutter. A technician collects a continuous sample of the split core (Carlos P., 2005).
- Underground sampling includes:
    - Muck sampling: Samples are taken for each round of advance, giving a sample spacing of approximately 2.4 m along the strike of the mineralization. The complete width of the development drift is sampled. Sampling is done by "drawing" a square grid of 0.5 m to the side and collecting a hand specimen at the corners of the grid.
    - Panel sampling: Underground workings that expose mineralized zones are routinely sampled by taking continuous chip samples at waist height, perpendicular to contacts of mineralization. A sample is normally taken for each metre of the width of mineralization, and sample lengths may vary depending on the width of the mineralization and changes of geology. Sampling is by a trained technician under the supervision of the mine geologist.
- Materials sampled as part of ongoing exploration activities also include rock outcrops. Exploration samples of rock outcrops are normally taken as discontinuous chip samples. These exploration samples are used to detect the presence of base metals for target identification.

12- Sample Preparation, Analyses and Security

12.1 Sample Preparation And Assays

Rock and core samples are sent to Chemex Laboratories (Chemex) in Mississauga, Ontario, for assays. At Chemex, samples are crushed, pulverized, and assayed for copper, zinc, silver and gold (Banda, 2005). Assays are done using different assaying techniques, as follows:

- For Au and Ag: using the fire assay technique with an Atomic Absorption (AA) finish.

- For Cu and Zn: using Atomic Absorption Spectroscopy (AAS) method.

Assay results are sent by e-mail, as well as hard copy, and results are checked for any discrepancies.

12.2 Assay Quality Assurance And Quality Control

The quality assurance procedures and assay protocols are as follows:

- Samples are handled only by Dia Bras authorized personnel. Samples from the test mining operation (underground sampling) and of drill core are sent by the Project Geologist to Chemex.
- All drill core from surface drill holes is taken one or more times per shift from the drill rigs directly to a drill logging and sampling area within the secured and guarded Cieneguita exploration camp by authorized personnel. Within 48 hours, the material core intervals (e.g., potentially mineralized intervals) are logged and sampled, and the samples are sent to Chemex.
- Each sample is assigned a unique sample number that allows it to be traced through the sampling and analytical procedures and validated against the original sample site. The second half of the split core is stored on-site as a control sample, available for review and re-sampling if required.

Sample preparation and assays are carried out at Chemex. Details of the sample preparation and assaying procedures at Chemex are provided. Geostat notes that the procedures used at this laboratory, including the reagents and apparatus used for the assays, are similar to those used at many commercial laboratories in Canada. In particular, they include:

- Crushing the split sample to 10 mesh and grinding it to 200 mesh.
- Gold assays carried out on 29.2 g (1 assay-ton) sub-samples, including:
  - Cupelling after adding soda at 650° C.
  - Determination of the gold and silver content by gravimetric finish.
- Copper and zinc assays are carried out by the AAS method.

12.3 Sample Security

The procedures for sample security include a close monitoring of custody of samples at the Cieneguita camp, which has an armed guard at the gate. Only authorized personnel, such as Project Manager, Project Geologist, and Technician are allowed to handle the drill core. Furthermore, all personnel are asked to register when entering and leaving the camp.

12.4 Data Entry

Assay results are sent by Chemex in digital format. Upon receipt of the results, Dia Bras staff classifies them into three groups, namely:

- High-grade (Alta Ley) samples containing massive sulphides, within a range of 30% to 65% sulphides.
- Medium-grade (Mediana Ley) samples containing semi-massive sulphides, within a range of 15% to 30% sulphides.
- Low grade (Baja Ley) samples containing disseminated sulphides in the range from trace to 15% sulphides.

The assay data are then entered into the central database by a Dia Bras geologist at the Cieneguita exploration camp, and a copy is sent to the Chihuahua office. The procedures for further data processing and interpretation are as follows:

- A hard copy of the assay results is prepared and transferred (glued) onto the cross sections depicting the trace of the drill holes.
- Mineralized intersections are coded as to the grade classification and their stratigraphic location with respect to the assemblage of the mineralized zones within the Rosario, Fernandez or other structures.

The sampling used for the data verification (item 16) was taken by the author of this report and sealed until it reached the Geostat offices. Then it was sent by courrier to Activation Laboratories Ltd., 1336 Sandhill Drive, Ancaster, ON, L9G 4V5 Canada, where it was analysed.

13- Data Verification

13.1 Data Verification by Dia Bras

During the drilling campaigns initial data verification is carried out by Mr. Jorge Hinostroza, Database Manager, at the Cieneguita exploration camp, who is also responsible for verification of exploration data from other Dia Bras exploration projects. Further data verification and quality control is done by Mr. Jacques Marchand, a Dia Bras internal consultant, who is a Qualified Person in accordance with National Instrument 43-101. The quality and reliability of the data obtained from ongoing programs is reviewed and verified by Mr. Marchand each time there is an update of the drill hole database.

Geostat noted a number of discrepancies regarding the collar co-ordinates and elevations of drill holes. Geostat's software "Geobase" along with "SectCad" were bought by Dia Bras. Geostat believes that these tools should be used dayly in order to help with the verification of the data. A better quality database should result.

13.2 Check Assays

Check assays and quality control-quality assurance (QA/QC) procedures are followed at the Chemex laboratory. These include routine internal check assays by Chemex, as well as duplicate

sampling by Dia Bras. The duplicate assay data are presented in and the Chemex QC results are presented in. These results show that:

• The copper and zinc assays are within ±10% of the expected values.
• The majority of the gold and silver assays of the standards (both high-grade standards as well as low-grade standards) are within one standard deviation (±1σ) of the mean.

Dia Bras plans to conduct check assays independently at another commercial laboratory. For the current database, however, Dia Bras has not requested routine check assaying of standards or blanks. Instead, Dia Bras geologists have collected duplicate samples after every 10th sample and sent them to Chemex. For quality control Geostat recommends that Dia Bras personnel insert control samples of "blank" and "standards" with each batch of regular samples sent to the laboratory. The blank samples, which may be country rock with no precious metal values, may be inserted after the 10th, 32nd, 54th, etc., sample and the standard samples, of known concentration, say 10 g/t Au, may be inserted after the 21st, 43rd, 65th, etc., sample.

This procedure provides a preliminary check on the gold concentration of the 10% of the sample population. The blank samples would resemble regular drill core material. The standard samples, however, are easily recognized because they are smaller in quantity and are already pulverized. This procedure (controls-within-batch) allows ready identification of sample batches for which sample preparation and assaying problems are encountered and the batch can then be rerun.

13.3 Independent sampling by Geostat

Data verification on this project's recent works is adequate since the database showed a very good quality. The author of this report reviewed the core of some good intervals and 30 samples were taken in the richest zones of the most interesting holes.

The 30 samples were sent to: Activation Laboratories Ltd., 1336 Sandhill Drive, Ancaster, ON, L9G 4V5 Canada. Because of the very high demand at the lab. Activation Lab were not able to complete their assays in time for this report.

```
From: Activation Laboratories [mailto:lindalabbe@actlabsint.com]
Sent: Friday, September 14, 2007 1:59 PM
To: mdupere@geostat.com; ycamus@geostat.com
Subject: Sample Submission Confirmation: A07-4329

This is to acknowlege receipt of Sample Batch A07-4329.

BATCH DETAILS
---------------

Project:  DIABRAS-MEXICO
Date Received:  14-Sep-07
Time Received:  11:52
Number of Samples:  30
First Sample:  163825
Last Sample:  163855
Packages:  1A2: (Au - Fire Assay AA)
Peroxide Fusion ICP: (Peroxide Fusion ICP)
UT-4: (Total Digestion ICP/MS)

Due Date:  05-Oct-07
```

Figure 2:Confirmation of job from Activation Lab and Due Date

```
-----Original Message-----
From: Actlabs-Judy Zarzour [mailto:judyzarzour@actlabsint.com]
Sent: Friday, November 09, 2007 10:52 AM
To: ycamus@geostat.com
Subject: Re: Fw: Sample Submission Confirmation: A07-4329

Hi,
We are working on the UT4 data right now, we hope to have results completed and emailed by the end of the day.
I apologize for the delay.
Sincerely,

Judy

> ----- Original Message ----- From: "Yann Camus" <ycamus@geostat.com>
> To: "'Activation Laboratories'" <lindalabbe@actlabsint.com>; <mdupere@geostat.com>
> Sent: Friday, November 09, 2007 1:33 AM
> Subject: RE: Sample Submission Confirmation: A07-4329
>
> Activation Labs:
> Have you sent any results?
> This is very URGENT now.
> I am completing the report TODAY...
>
> Your mail said: Due Date:  05-Oct-07
>
> Yann Camus, ing.
> Systèmes Géostat International Inc.
> 10 Boul. de la Seigneurie Est, Suite 203 Blainville, Québec, CAN J7C
> 3V5 tel 450-433-1050 fax 450-433-1048 www.geostat.com
```

Figure 3:Email from Activation Lab on the day of the present report

This type of verification has already been done in the report by Agnerian, H. 2005 "Technical Report on the Bolivar Cu-Zn Project, Mexico: Report by Scott Wilson RPA for Dia Bras Explorations Inc., October 25, 2005". This report can be found on Sedar (www.sedar.com). The verification proved adequate using 7 samples. This verification should still be done soon.

Missing data to prove it, Geostat believes that the rock seen in the core shack corresponded well to the assays from the laboratory. Sulphides were visible as shown in the next pictures.


BARRENO No. DE 25.2 Mts.
CAJA No. 3 A 29.4 Mts.

Figure 4: Picture 1 and 2 of sampled diamond drill hole core by the author


BARRENO No. BM 66 DE 4.2
CAJA No. 2 A 8.5

Figure 5: Picture 3 and 4 of sampled diamond drill hole core by the author


ARRENO No. BM 66 DE 0 Mts.
CAJA No. 1 A 4.2 Mts.

Figure 6: Picture 5 and 6 of sampled diamond drill hole core by the author


BARRENO No.
DE
Mts.
CAJA No
A
Mts.

Figure 7: Picture 7 and 8 of sampled diamond drill hole core by the author

14- Adjacent Properties

There are a number of adjacent properties, as defined by NI 43-101, situated around the Bolivar Mine. These include:

- Tyler Resources Inc. (Tyler): The Bahuerachi Project, located south of the Bolivar Property, has been explored intermittently by Tyler since 1993 when it was first acquired as a potential heap-leachable near-surface copper oxide deposit. The deposit is hosted by a porphyry complex and the 200 m to 700 m wide mineralization has been outlined over a strike length of some 4,000 m. Three related but distinct domains of mineralization have been recognized within the area described as the main porphyry complex. The first domain consists of low grade copper mineralization in an enriched oxide blanket within the volcanic and sedimentary rocks hosting the main intrusive complex. The second style of mineralization consists of extensive, high grade breccia and skarn complexes that occur within and on the edges of the main porphyry. The third type of mineralization consists of the low grade stockwork-type mineralization within the intrusive porphyry itself. The total tonnage and grade of the resource base included in the PEA at this time consisted of 238,317,000 tonnes of measured and Indicated resources (91%), and 12,254,000 tonnes of Inferred resources (9%) at an average grade of 0.425% copper, 0.926% zinc, 0.0081% molybdenum, 0.04 g/t gold and 4.95 g/t silver (Tyler Resources Inc. Press Release of September 27, 2007).
- Exmin Resources Ltd. (Exmin): This company has many properties in the Urique area. (The following information comes from the Exmin website.)
    - The Urique Project consists of 11 concessions covering 28,880 hectares in the Sierra Madre gold belt of northern Mexico. The Urique Project covers or surrounds seven mineralized areas with past mining activity. Each of these areas is related to large mineralized hydrothermal systems that have the potential to host bulk mineable resources. The Urique Project is located immediately north of Glamis/Goldcorp's property (10 km north of Glamis/Goldcorp's El Sauzal mine), and extends 40 kilometers to the north where it borders the Monterde property (Kimber Resources). The El Sauzal mine entered production in 2004 and was scheduled to produce 170,000

ounces in 2005. As of Dec. 31, 2005, the mine had proven and probable reserves of 15,821,000 tonnes grading 3.29 g/t gold (for a total of 1,673,000 ounces) and measured and indicated resources of 20,529,000 tonnes grading 2.73 g/t gold (for a total of 1,802,000 ounces). In early 2007, Exmin completed the exploration work necessary to define drill targets at the Cerro Colorado target and confirmed the Company's interpretation of a large scale structure with gold and silver mineralization over a 2.5 kilometer strike length.

- The Reyna de Oro project lies within an intensely mineralized region containing several new mines and exploration projects, including El Sauzal (Glamis/Goldcorp), Cieneguita (Sunburst Mining), Piedras Verdes (Dia Bras), and Bahuerachi (Tyler Resources). Past mining at Reyna de Oro is witnessed by numerous small mines and pits, the presence of several oil rustic mills (taunas), and the foundation of a small modern mill. Mineralization at the Reyna de Oro mine is hosted by lower Tertiary volcanic rocks, and is controlled by stratigraphic and structural features. Surface and underground sampling by several groups over the last 15 years defined a 300-meter by 50-meter thick body of gold mineralization with grades of 1-30 g/tonne Au, averaging 2-4 g/tonne.
- Exmin acquired two concessions that cover the La Guitarra gold prospect, consisting of 52 hectares, in the Temoris region of western Chihuahua state, Mexico. These concessions are located about 20 kilometres west of Exmin's 100% owned Reyna de Oro Project, and 30 kilometres southeast of the Palmarejo district (Palmarejo Gold) and the San Miguel property (Paramount Gold), and are inside of Paramount's Andrea concession.
- Exmin staked a district scale concession in the Batopilas Mining district of western Chihuahua. The concession, Huimayvo, covers approximately 44,700 hectares and completely surrounds the Batopilas camp, currently being explored by MAG Silver Corp., and covers several large scale exploration targets at Satevo, Corralitos, La Verde, and Cerro Colorado. Several mineralized areas are present in the Batopilas district and surrounding areas. Exmin's concessions surround the Batopilas silver Camp, and partly cover the La Verde-Tres Hermanos, Corralitos, Satevo and Cerro Colorado mineralized areas.

15- Mineral Processing and Metallurgical Testing

Mineral processing and metallurgical testing are detailed in the next section: "Preliminary Analysis for the Construction of a Mill at the Bolivar Mine Site".

16- Preliminary Analysis for the Construction of a Mill at the Bolivar Mine Site

This section presents the analysis of the possibility for Dia Bras to build a mill directly at or near the Bolivar mine site. This section of the NI 43-101 report deals with the construction costs and the milling-metallurgical aspect of Geostat's technical report.

Accompanied by Mr. Gaston Gagnon and partly by Mr. Yann Camus, the author of this part of the report visited the Malpaso and El Trionfo mills site and the Bolivar mine site on August 3rd, 2007. For the mills site visit, Dia Bras Mexicana's President, André St-Michel, and Mr. Ramon Villegas Mero accompanied us. For the mine site visit we were accompanied mainly Mr. Roberto Banda Monsivais whereas Mr. Rémi Boisly joined our group for the underground visit.

From August 5th to august 7th, meetings were held at the Dia Bras Chihuahua office mainly with Messrs. François Auclair, André St-Michel, Ramon Villegas and Roberto Bandas. Mr. José C. Trevino was invited to entertain us regarding the environmental issue. Finally, at Mr. St-Michel request, Mr. Hilderberto Garcia Olivas gave us an overall review of the Mexican taxation laws.



Figure 8: Picture of mine entrance at the level 1 by the author

16.1 Present Conditions

The Bolivar ore is hauled to the Malpaso mill situated some 270 km by road from the mine. The mill is a nominal 300 tonnes per day conventional flotation plant producing copper and zinc concentrates.

Part of the ore (± 200 tones per day) is hauled mainly by 6-wheel trucks from the Bolivar mine area to a railroad siding situated at the village of Bahuichivo approximately 54 km away. The ore is then transferred by a front-end loader into railroad gondolas and transported on a distance of some 216 km to a station close to the Malpaso plant. From there the ore is retrieved from the gondolas, hauled and dumped in the jaw crusher feeder hopper or stockpiled nearby. The railway siding is situated across the highway from the Malpaso plant.

The other part of the ore (± 100 tpd) is also hauled from the mine by 6-wheeler trucks to an area by the town of San Rafael some 80 km from the mine site where it is dumped on the ground to be reloaded in semi-trailer trucks. This has to be so to accommodate local truck transportation trade unions.

The crushing plant hopper is fitted with a stationary grizzly to avoid oversize rocks falling in the jaw crusher. From the primary crusher, the ore is conveyed to a standard cone crusher that produces a minus 3/8 product. The cone crusher product is conveyed to a ball mill that in turn feeds the flotation circuits. The first circuit floats the copper mineral while depressing the zinc one. After two stages of cleaning, final copper concentrate is produced. The second circuit which is fed from the copper circuit tailings reactivates the zinc mineral to produce, after also two stages of cleaning, the zinc concentrate. Both concentrates are then pumped into separate thickeners. Thickeners underflows are pumped and filtered in disc filters and then, in the case of the copper concentrate, reports by gravity to the copper concentrate warehouse for shipment to the smelter.

The zinc concentrate is being store in the zinc concentrate warehouse. From there, the zinc concentrate is trucked to the port of Manzanillo.

According to the Company, in 2006 milling and ore transportation costs from the mine to the mill were respectively $ 21.60 and $ 42.20 per ton of ore. On the other hand, the copper recovery was in the 80 % bracket whereas the zinc recovery was a little over 91 %.

It is the author's understanding that today if the milling costs and the overall recovery remain for all practical purpose in the same range as in 2006, the transportation costs dropped to approximately $ 32.50/tonne

16.2 Premises to the Preliminary Analysis

- This preliminary analysis is based on the following assumptions :
- A good mill design will have a better overall metal recovery
- The mill operating and capital costs over the mine life will be less than the present operating and transportation costs
- It will be possible for Dia Bras to buy used mill equipment
- The start up of the mill will be done before depletion of the upper skarn ore
- As there is very little zinc in the lower skarn, the upper skarn ore will be mixed with the lower skarn one in order to get all along the mine life more or less even grades
- 3-Phases electricity will be available on site
- A more or less 10 hectares flat site will have to be excavated at a reasonable cost for the mill and its dependencies
- It will be possible to discard the tailings without jeopardizing the two streams located east and west of the proposed mill site
- The ore Work Index is in the order of 12 kWh/tonne
- The ore liberation size is no finer than 80 % minus 200 mesh.
- Mexican labor wages are on average 20 % of their Canadian counterparts
- Construction and furniture costs are set to be same as in Canada. Correction will be made at the end for the difference in labor wages
- No provisions were made for the recovery of other metals (Pb, Fe, etc)

16.3 Access and Topography

The Bolivar mine is situated some seven kilometers from the village of Cieneguita and ten kilometers from the village of Urique. Total distance to the town of Chihuahua is approximately 392 km. A gravel road over a distance of 80 km connects the property to the nearest paved road (Federal Highway 23). At places this gravel road is very rough not to say dangerous especially during the raining season. The access to the property from Federal Highway 23 lies within very rugged mountainous terrain with high topographic relief.

16.4 Mill Design

Because the mine will be able to sustain a mill feed rate somewhere between 400 and 1,000 tonnes per day, 7 days per week, two mill feed rate scenarios are proposed in this study. The base case is for a 500 tpd mill; however a 1,000 tpd mill is also considered. On the other hand, it was assumed that by the time the mill will be ready to resume operation, the upper skarn resources will be depleted enough as to get more or less the same grade for the copper and the zinc ores.

As with the Malpaso mill, whether a 500 or 1,000 tpd mill the process will be a very conventional one. Mill and equipment will be the very same, only adjusted in size to match the feed rate. Except for automatic pH meters and cell level control, operation will rely more on the operators experience and skill than on electronic and instrumentation. For comparison purpose, mill design criteria are the one used in some mines in Canada where, apart for the ore bins, thickeners and water tanks, the entire mill services and operations are under the same roof. However, in the discussion at the end of this report, a chapter will be devoted to the particulars of the Mexican surroundings.

16.5 Process Description

For the ease of reading, only major mill equipment is enumerated and described in this process description. Equipment listed is only to establish a capital cost estimate. Even if costs wise it will not make much of a difference, more than probably, equipment listed in this report will not be the same as the one that will actually be installed. (Please refer to the process flowsheet for a complete listing of mill equipment)

The run of mine ore will be hauled over a distance of approximatively 3 km to the mill site. Whenever possible the ore will be dumped directly in the jaw crusher feed hopper. If for some reason it will be impossible to dump the incoming ore directly in the jaw crusher feeder hopper, it will be stockpiled nearby to be retrieved at a later time.

16.6 Crushing

A 13' x 13' grizzly with 15" x 20" apertures will scalp the oversize rocks. These rocks will be taken back to the mine to undergo secondary blasting or broken in place with a pneumatic rock

breaker. Grizzly undersize falls into a 60 tonne hopper which in turn feeds via a small conveyor a 36" x 42" jaw crusher. The jaw crusher product is conveyed to a 500 tonne coarse ore bin. The coarse ore bin discharges on a conveyor that in turn feeds a 6' x 12' vibrating screen having 0.5" apertures. Screen oversize feeds by gravity a 4.25' short head cone crusher. Depending on the cone crusher size product, it may be conveyed back to the coarse ore bin or directed with the screen under size directly to the two 500 tonne fine ore bins.

16.7 Primary Grinding

The 500 tonne fine ore bins feed by a system of conveyors a 10' x 10' ball mill. Ball mill discharge is pumped to a set of 15" cyclones. Cyclones underflow goes back by gravity to the ball mill drum feeder while cyclones overflow goes also by gravity to the first flotation cell of the copper circuit.

16.8 Copper Circuit

16.8.1 Flotation - Regrind

Primary grinding cyclones overflow feeds by gravity a bank of four DR-100 flotation cells (Cu rougher). Tailings from this bank of cells feed by gravity another bank of five DR-100 flotation cells (Cu scavenger). Copper rougher concentrate is pumped to a bank of four DR-24 flotation cells (Cu primary cleaner). Concentrate from this bank of cells is pumped to another bank of four DR-18 Sp cells (Secondary cleaner.) Concentrate from this last bank of cells is pumped to the copper thickener.

The scavenger concentrate is pumped along with the primary cleaner tails to a set of 10" cyclones. These cyclones overflow is directed by gravity back to the copper rougher while the cyclones underflow goes also by gravity to a 6' x 6' regrind ball mill. Regrind ball mill discharge is pumped back to the copper scavenger. Finally the copper scavenger tails becomes the zinc circuit feed.

16.8.2 Thickening - Filtering

The secondary copper cleaner concentrate is pumped to a 22'D thickener. Thickener underflow is pumped to an 8'D x 10'H surge tank which in turn is pumped to a 4'D x 4 leafs disc filter. Filtrate water is pumped back to the thickener while the thickener overflow is pumped to the two 15'D x 20'H process water tank. Filter cake falls in a warehouse and is stockpiled until ready to be hauled to the copper refinery.

16.9 Zinc Circuit

16.9.1 Flotation

Copper scavenger tails is pumped to a set of two conditioners in series. Second conditioner overflow reports by gravity to a bank of five DR-100 flotation cells (Zinc rougher). Tailings from this bank of cells flow by gravity to another bank of five DR-100 flotation cells (Zinc scavenger). Zinc rougher concentrate is pumped to a bank of four DR-24 flotation cells (Zn primary cleaner) while concentrate from this last bank of cells is pumped to another bank of three DR-24 cells (Zn secondary cleaner).

Scavenger concentrate and primary cleaner tails are pumped back to the rougher feed. Secondary cleaner tails join the rougher concentrate to the primary cleaner feed.

16.9.2 Thickening, filtering, drying

The zinc concentrate is pumped from the secondary cleaner to a 22'D thickener. Thickener underflow is pumped to an 8'D x 10'H surge tank which in turn feeds a 4'D x 4 leaves disc filter. Filtrate water is pumped back to the zinc thickener while thickener overflow is pumped to the head water tanks. Filter cake is conveyed to a 100,000 BTU rotary kiln type dryer to ensure that the zinc concentrate moisture is always less than 8.0 %. Finally the zinc concentrate is store in a warehouse ready to be shipped to the port of Manzanilo.

Zinc scavenger tailings are the mill final tails and are pumped to the tailings pond.

16.8 Concentrate Grades and Metal Recoveries

The concentrate grades should be in the same range as the ones presently obtained at the Malpaso mill. However, metals recovery, after the necessary break in period, should be in the 90 % bracket.

16.9 Mill Operation Costs

Based on the actual Malpaso milling costs of approximately $ 22.00/tonne and also on the fact that for the same ore and the same milling process there is generally a direct relation between the feed rate and the operation costs, Geostat is of the opinion that at Cieneguita, for a 500 tpd mill, operation cost shall be in the $17.00 to $ 18.00/tonne range whereas at 1,000 tpd milling cost should be more in the $14.00 to $15.00 bracket.

16.10 Reagents Consumption

Mill reagents and other chemicals consumption will be for all practical purpose the same as the ones presently employed at the Malpaso mill. Grinding media consumption however will be somewhat increased by more or less 15 to 20 % to take into account the regrind mill.

16.11 Manpower

For a smooth operation of the mill, whether at 500 or 1,000 tpd, a work force of 43 employees will be required. As the mill will operate on three shifts per day and seven days per week, manpower repartition should be as follow:

Mill superintendent	1
Mill shift bosses	4
Crusher operators	4
Grinding operators	4
Flotation operators	4
Thickening, filtration, drying	4
Mill technician	1
Loader operator	1
Millwrights	4
Electricians	2
Samplers	2
Assayers	2
Mill clerk	1
Mill general laborers	8
Office janitor	1
Total	43

16.12 Mill Services and Other Mill Common Spaces

The mill services are the assay office, the mill metallurgical laboratory, the millwright shop, the electrical shop, the mill stationery, the warehouse, the mill superintendent office, the shift bosses office, the first aid room and the mill clerk office.

Mill common spaces are the rest rooms and change rooms for men and women, the lunchroom and the conference room.

16.13 Mill Equipement, Transportation and Construction Costs

Based on the mill proposed flowsheet and equipment description, four prices were requested from second hand equipment dealers. These prices requests were for most of the described mill equipment, the piping, the MCC and other electricals plus the transportation to Chihuahua. As Geostat could not get anyone to quote pass the Mexican border, all the quotations are from wherever the equipment will be in Canada to El Paso, Texas. A Mexican transportation company will take care of the equipment from El Paso to the mill site at Cieneguita.

16.14 Capital Costs Criteria

- Out of the four requests, three were received. Out of the three received, Legault Metal Inc. quotation was selected mainly, because Geostat is of the opinion that their quotation is more in line with today's second hand equipment market and there is a price tag on each item of their quotation.

- A lump sum of 10 % of the mill equipment costs has been taken to cover the costs of the necessary equipment for the shops, the assay office, the mill laboratory, the offices and the first aid room.

- Another lump sum representing 15 % of the mill equipment cost has been taken to cover the cost of the spare parts and the consumables inventories.

- Equipment installation costs includes electricity and piping and has been assumed to be equal to the equipment purchase cost.

- Transportation cost to El Paso, Texas has been evaluated at $ 10,000 per truckload

- Transportation from El Paso to the mill site has been evaluated at $3,000 per truckload

- Site preparation will require the removal of some 350,000 m^3 of rocks. Excavation costs have been evaluated at $ 3.00/m^3. Site preparation comprises the digging of fresh water wells and the installation of septic tanks (sewage). No fence is required around the property.

- Mill building is a Butler type one that will be purchased in Mexico. Purchase and construction costs have been evaluated at $ 1,500.00/m^2, more or less divided evenly between the purchase of the hardware and the construction labor (excluding all de services and common places areas).

- Services and common places areas inside the main building have been estimated at $ 2,000/m^2. Here again, the labor cost more or less equals the material cost.

16.15 Capital Costs Estimate (1)

Site preparation (estimated)	$ 1,000,000
Mill building purchase and construction	2,050,000
Service and common places areas inside the mill	1,100,000
Mill equipment (include transport to El Paso)	5,093,000
Equipment installation (including piping and electricity)	5,093,000
Mill services equipment	509,000
Spare parts and inventory	764,000
Transportation costs, El Paso – Mill site (± 50 truckloads)	150,000
SubTotal (1)	$ 15,759,000
Engineering 10 %	1,576,000
Sub Total (2)	$ 17,335,000
Contingencies 10 %	1,733,000
Total	$ 19,068,000

16.16 Particulars of Mexican Surroundings

As stated above, for the purpose of comparison, the mill design and capital costs are more or less for a conventional mill that could be built just about everywhere in the world. However, some adjustments could be made to cope mainly with the fact that in Cieneguita there is no freezing weather and the Mexican salaries are much lower than their Canadian counter part.

If the salaries paid to the miners at the Bolivar mine and to the mill operators at the Malpaso concentrator are a good indication of the difference in wages paid in Mexico vs the ones paid in Canada, then construction, fabrication and installation costs could easily be divided by a factor of two if not three.

The crusher could be a portable one, thus totally eliminating the crusher room. The coarse and fine ore bins could also be eliminated by stockpiling the ore more or less as Century Mining does in Val d'Or

If Dia Bras choose to keep the fine and coarse ore bins, then these bins, as well as the water tanks, some of the pump boxes and even the thickeners tanks could be fabricated directly at the mill site. An allowance of $1,50/lb of steel should been taken to cover the fabrication costs.

From the above it is possible to estimate a capital cost more in line with the Mexican particulars and surroundings.

16.17 Capital Costs Estimate (2)

Site preparation (estimated)	$ 1,000,000
Mill building purchase and construction	1,200,000
Service and common places areas inside the mill	825,000
Mill equipment (include transport to El Paso)	5,093,000
Equipment installation (including piping and electricity)	3,820,000
Mill services equipment	509,000
Spare parts and inventory	764,000
Transportation costs, El Paso – Mill site (± 50 truckloads)	150,000
SubTotal (1)	$ 13,361,000
Engineering 10 %	1,336,000
Sub Total (2)	$ 14,697,000
Contingencies 10 %	1,470,000
Total	$ 16,167,000

As there is no direct relation between a mill feed rate and the mill construction cost, if Dia Bras choose to mine and mill 1,000 tonnes per day, it is believed that the construction cost would be between $23 and $25 M.

16.18 Construction Time

No matter the mill feed rate, Geostat is of the opinion that it will take up to six months for Dia Bras to obtain all the necessary permits before proceeding to the construction of the mill. In the case Dia Bras prefers to wait for all the permits to come in before buying a first piece of equipment, then another period ranging from nine months to one year will be required before the mill start up.

17- Mineral Resource and Mineral Reserve Estimates

17.1 Definitions

The classification of Mineral Resources and Mineral Reserves used in this report relies with the definitions provided in National Instrument 43-101, which came into effect on February 1, 2001. We further confirm that we have followed the guidelines adopted by the Council of the Canadian Institute of Mining Metallurgy and Petroleum. The relevant definitions for the CIM Standards/NI 43-101 are as follows:

1- **Mineral Resource**
Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.
A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.
The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase 'reasonable prospects for economic extraction' implies a judgement by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A Mineral Resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable. These assumptions must be presented explicitly in both public and technical reports.

2- **Inferred Mineral Resource**
An 'Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies.

3- **Indicated Mineral Resource**
An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of

technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions.

4- **Measured Mineral Resource**
A 'Measured Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.

5- **Mineral Reserve**
Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.
A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.
Mineral Reserves are those parts of Mineral Resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the Qualified Person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility. The term 'Mineral Reserve' need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.

17.2 Database Used

The database used for the resources calculation contains 306 complete drill holes with 9758 samples and 6436 lithologies (all levels included). Two holes are too recent to have the corresponding assays included in the database.

The complete holes are from number DB03B001 to DB07B202 (holes up DB07B204 are in the database with assays missing).

The panel samples taken on stope walls underground were not used since their location were not available at the time of the report.

Total drilled lenght: 68218.26m (68766.66m with B203 et B204)
Sampled lenght: 10322.44m
Cu available: 10243.24m
Zn available: 10250.24m
Au available: 10082.24m
Ag available: 10250.24m
Pb available: 4516.00m
Fe available: 4057.66m

17.3 Geological Interpretation and Modelling

In order to make the best possible interpretation, the paper sections from Banda were all looked at duraing all the modeling procedure.

The geological interpretation has been done using the SectCad software from Geostat. Sections available on paper were first computerized following the up to date drill hole database information. The lower skarn was modelled on a total of 18 sections. The thickness of 16 of them is 25 meters, 1 is 18.75 meters and 1 is 12.5 meters. The sections are named 9250 to 9662.5. The next figure shows the list of section names. Yellows are each 12.5 meters and oranges are each 25 meters.

Dia Bras Section Name	Geostat Section Name
32 N	10400
30 N	10375
28 N	10350
26 N	10325
24 N	10300
22 N	10275
20 N	10250
18 N	10225
16 N	10200
14 N	10175
12 N	10150
10 N	10125
8 N	10100
7 N	10087.5
6 N	10075
5 N	10062.5
4 N	10050
3 N	10037.5
2 N	10025
1 N	10012.5
0	10000
0.5 S	9987.5
1 S	9975
2 S	9962.5
3 S	9950
4 S	9937.5
5 S	9925
6 S	9912.5
7 S	9900
8 S	9887.5
9 S	9875
10 S	9862.5
11 S	9850
12 S	9837.5
13 S	9825

Dia Bras Section Name	Geostat Section Name
14 S	9812.5
15 S	9800
16 S	9787.5
17 S	9775
18 S	9762.5
19 S	9750
20 S	9737.5
21 S	9725
22 S	9712.5
23 S	9700
24 S	9687.5
25 S	9675
26 S	9662.5
27 S	9650
29 S	9625
31 S	9600
33 S	9575
35 S	9550
37 S	9525
39 S	9500
41 S	9475
43 S	9450
45 S	9425
47 S	9400
49 S	9375
51 S	9350
53 S	9325
55 S	9300
57 S	9275
59 S	9250
61 S	9225
63 S	9200
65 S	9175
67 S	9150
69 S	9125

Figure 9: List of Sections with the Dia Bras / Geostat correspondance



Figure 10: View of the Lower Skarn from top



Figure 11: Isometric View of the Lower Skarn looking South

In order to make the geological model of the upper skarn, special sections have been made. Because the drilling in the upper skarn is not always methodical, the 3D interpretation was sometimes more difficult to build. The next figure shows an example viewed from different angles.



Figure 12: Fan drilling in zone Bolivar North with no Cartesian methodology

17.4 Analysis of Grades Distribution and Continuity

The folowing histograms show that the repartition of the grades of Cu, Zn and Ag are logarithmic.

The variograms show mostly the continuity of the data perpendicularly to the LS. From this variogram, we can say that a grid of 25m for the drilling could be sufficient to have some indicated reserves. A more complete geostatistical study must be done to confirm what spacing must be adopted for the delimitation of indicated resources.


Relative Freq
5.00
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
Cu
0.001 0.003 0.006 0.016 0.040 0.100 0.251 0.631 1.585 3.981 10.000

Figure 13: Histogram of Cu with log scale for 2.5m composites of the LS


Relative Freq
5.00
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
Zn
0.001 0.002 0.004 0.008 0.016 0.032 0.063 0.126 0.251 0.501 1.000

Figure 14: Histogram of Zn with log scale for 2.5m composites of the LS


Relative Freq
20.00
18.00
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
Au
0.001
0.003
0.006
0.016
0.040
0.100
0.251
0.631
1.585
3.981
10.000

Figure 15: Histogram of Au with log scale for 2.5m composites of the LS


Relative Freq
6.00
5.40
4.80
4.20
3.60
3.00
2.40
1.80
1.20
0.60
0.00
0.100
0.200
0.398
0.794
1.585
3.162
6.310
12.589
25.119
50.119
100.000

Figure 16: Histogram of Ag with log scale for 2.5m composites of the LS



Variogram by Geostat+
Variable : Cu
Variogram : Absolute
Date : 09-11-2007
File : datapnts25cut.gsd
Direction : Gen
Azimuth : 0.00
Dip : 0.00
Tolerance : 180.00
Lag Dist : 2.51
Gamma = N(0.1000) + S(0.4000, 7.0/7.0/7.0, 0.0/0.0/0.0) + S(0.5000, 50.0/50.0/50.0, 0.0/0.0/0.0)
Distance

Figure 17: Variogram of Cu in the LS using correlations



Variogram by Geostat+
Variable : Zn
Variogram : Absolute
Date : 09-11-2007
File : datapnts25cut.gsd
Direction : Gen
Azimuth : 0.00
Dip : 0.00
Tolerance : 180.00
Lag Dist : 2.51
Gamma = N(0.3000) + S(0.4000, 7.0/7.0/7.0, 0.0/0.0/0.0) + S(0.3000, 30.0/30.0/30.0, 0.0/0.0/0.0)
Distance

Figure 18: Variogram of Zn in the LS using correlations

17.5 Metal prices used for calculating the Nickel equivalent

In order to calculate a Copper equivalent from Copper, Zinc, Silver and Gold, we have used the following prices:

Metal	Unit	Price (US$)
Cu	Pound (lb)	2$
Zn	Pound (lb)	1$
Ag	Troy once (oz)	10$
Au	Troy once (oz)	500$

Table 3: Prices of Cu – Zn – Ag – Au used to calculate Cu equivalent

The formula is then %Cueq=%Cu+0.5*%Zn+0.33*Au(g/t)+0.0066*Ag(g/t).

17.6 Specific gravity

In the database, 448 specific gravity measurements were available. 323 specific gravity measurement fitted with the chemical assays taken on samples. Of the 323, 198 were in the Upper Skarn (US), 55 were in the Lower Skarn (LS), 70 were out of LS or US. The specific gravity was then averaged properly.

We found a specific gravity of 3.52 t/m^3 for the US, 3.27 t/m^3 for the LS and 3.20 t/m^3 outside.

17.7 Resource Estimation and classification

The estimation was done using 2 different methods. Some simple volumes (extruded polygons) were directly given the average grades of intercepts. The more complicated volumes were calculated using block model estimation methods. Part of the US was estimated using extruded polygons and part of the US was estimated by block modelling. All LS was estimated by block modelling.

17.7.1 Extruded Polygons of the Upper Skarn

Fifty extruded polygons intercepted by 1 drill holes were counted with the average grades found in intercepts. The volume of mineral is the volume of the extruded polygon. The density is 3.52 t/m^3 since it is Upper Skarn. Twenty-one extruded polygons intercepted by 2 drill holes were calculated the same way. Eight extruded polygons intercepted by 3 drill holes were calculated the same way. A single extruded polygon intercepted by 5 drill holes was calculated the same way. Two extruded polygons intercepted by 6 drill holes were calculated the same way. One extruded polygon is not intercepted by a single drill hole and was given the grades of the adjacent extruded polygon.

These extruded polygons are named after the section on which it appears. The classification of these resources is according to the number of holes intersecting them. The list of these polygons is presented in the next table.

Block Name	Block Tag	Tag	Nb ddh	Measured	Indicated	Inferred	Thick.	Area	Volume	Sp. Grav.	Tonnage	Cu (%)	Zn (%)	Au (g/t)	Ag (g/t)	Pb (g/t)	Fe (%)
US-BolNO-4-10275-1	Bolivar NO	Value of precedent	0	0	0	1	10	32.3	323	3.52	1137	2.499	0.004	2.42	49.512	-1	-1
US-BolNO-2-10250-1	Bolivar NO	As is	1	0	0	1	4	6.0	24	3.52	84	0.415	6.47	0.108	9.8	-1	-1
US-BolNO-8-10250-1	Bolivar NO	As is	1	0	0	1	3	11.2	33	3.52	116	0.981	5.72	0.207	23.4	-1	-1
US-BolNO-9-10300-1	Bolivar NO	As is	1	0	0	1	14	71.2	997	3.52	3509	2.08	0.003	1.813	44.26	-1	-1
US-BolNO-9-10300-4	Bolivar NO	As is	1	0	0	1	10	20.0	200	3.52	704	2.165	0.008	4.23	39.65	-1	-1
US-9812.5-1	Brecha Linda	As is	1	0	0	1	15	80.6	1209	3.52	4255	1.394	4.231	0.525	58.625	139.75	-1
US-9812.5-2	Brecha Linda	As is	1	0	0	1	20	60.2	1204	3.52	4237	2.228	15.817	0.051	21.8	530.333	-1
US-9450-1	El Gallo	As is	1	0	0	1	10	20.0	200	3.52	704	0.739	4.185	0.145	24.75	-1	-1
US-9575-1	El Gallo	As is	1	0	0	1	10	20.0	200	3.52	704	0.864	5.56	0.169	18.7	-1	-1
US-9575-2	El Gallo	As is	1	0	0	1	20	80.0	1600	3.52	5632	0.941	10.115	0.143	30.65	-1	-1
US-9700-2	Brecha Linda	As is	1	0	0	1	10	20.0	200	3.52	704	4.065	19.175	0.065	33.5	-1	-1
US-9700-1	Brecha Linda	As is	1	0	0	1	4	36.1	144	3.52	508	0.996	4.048	0.563	61.85	13.05	3.123
US-9812.5-4	Brecha Linda	As is	1	0	0	1	8	18.0	144	3.52	508	1.34	6.13	0.506	148.942	156.75	-1
US-9825-4	Brecha Linda	As is	1	0	0	1	10	38.0	380	3.52	1330	1.249	7.156	0.029	29.14	469	3.666
US-9850-2	Brecha Linda	As is	1	0	0	1	16	40.0	640	3.52	2253	3.102	0.005	0.535	19.567	-1	-1
US-9850-2	Brecha Linda	As is	1	0	0	1	6	23.4	140	3.52	493	0.566	3.847	0.297	28.2	-1	-1
US-9850-4	Brecha Linda	As is	1	0	0	1	16	28.0	447	3.52	1574	3.152	3.3	0.043	42.25	-1	-1
US-9862.5-1	Brecha Linda	As is	1	0	0	1	8	40.4	323	3.52	1139	0.757	6.965	0.02	25.55	-1	-1
US-9862.5-2	Brecha Linda	As is	1	0	0	1	12	38.1	457	3.52	1607	2.313	5.643	0.092	31.533	-1	-1
US-BX-L-2-9850-1	Brecha Linda	As is	1	0	0	1	7	26.7	187	3.52	657	2.701	6.618	0.026	20.584	278.909	4.004
US-BX-L-6-9850-2	Brecha Linda	As is	1	0	0	1	10	36.0	360	3.52	1267	4.562	1.375	0.084	34.75	-1	-1
US-BX-L-6-9850-3	Brecha Linda	As is	1	0	0	1	10	30.0	300	3.52	1056	2.491	7.827	0.04	23.567	-1	-1
US-BX-L-7-9850-1	Brecha Linda	As is	1	0	0	1	10	152.7	1527	3.52	5376	1.77	4.915	0.045	26.714	-1	-1
US-BX-L-8-9850-1	Brecha Linda	As is	1	0	0	1	10	46.8	468	3.52	1647	0.49	8.743	0.021	3.7	25.667	11.94
US-BX-L-8-9850-5	Brecha Linda	As is	1	0	0	1	8	33.6	268	3.52	945	1.389	7.203	0.155	83.967	-1	-1
US-9275-1	El Gallo	As is	1	0	0	1	30	180.0	5400	3.52	19008	3.805	2.798	0.406	78.3	64	16.225
US-9300-3	El Gallo	As is	1	0	0	1	20	80.0	1600	3.52	5632	1.743	16.662	0.044	20.025	171.75	6.992
US-9300-4	El Gallo	As is	1	0	0	1	10	20.0	200	3.52	704	0.046	5.175	0.114	7.45	94	10.425
US-9325-1	El Gallo	As is	1	0	0	1	15	45.0	675	3.52	2376	0.194	10.363	0.018	5.667	129.333	9.77
US-9325-2	El Gallo	As is	1	0	0	1	10	20.0	200	3.52	704	0.253	8.924	0.034	7.587	128.217	6.245
US-9325-3	El Gallo	As is	1	0	0	1	15	45.0	675	3.52	2376	0.42	12.42	0.019	7.187	42.667	13.667
US-9350-1	El Gallo	As is	1	0	0	1	10	20.0	200	3.52	704	3.105	0.054	0.1	46.2	432	12.325
US-9350-3	El Gallo	As is	1	0	0	1	10	20.0	200	3.52	704	0.158	10.275	0.023	7.9	108	10.39
US-ElGallo-9200-1	El Gallo	As is	1	0	0	1	10	20.0	200	3.52	704	2.96	0.452	0.157	32.1	-1	-1
US-9900-2	Fernandez	As is	1	0	0	1	12.5	143.7	1797	3.52	6324	1.912	7.609	0.138	52.796	431.487	10.18
US-9862.5-1	La Increible	As is	1	0	0	1	10	20.0	200	3.52	704	0.45	10.9	0.019	95.661	10025.61	1.083
US-IC-1-9500-2	La Increible	As is	1	0	0	1	10	20.0	200	3.52	704	2.389	0.231	0.058	139.8	-1	-1
US-IC-2-3	La Increible	As is	1	0	0	1	15	45.0	675	3.52	2376	1.973	1.842	-1	35.467	-1	-1
US-IC-2-9500-5	La Increible	As is	1	0	0	1	5	8.7	44	3.52	154	0.968	0.011	0.103	451.933	-1	-1
US-IC-3-9500-1	La Increible	As is	1	0	0	1	8	19.3	154	3.52	544	4.14	0.645	0.05	35.35	-1	-1
US-ROS-9950-7	Rosario	As is	1	0	0	1	12	113.2	1359	3.52	4783	0.353	12.603	0.061	8.7	9	16.667
US-SA-9812.5-1	San Angel	As is	1	0	0	1	12	30.0	360	3.52	1267	0.791	15.326	0.036	21.831	336.314	1.717
US-Selena-xxxx-1	Selena	As is	1	0	0	1	9	23.5	212	3.52	744	1.099	7.59	0.047	15.7	400.5	13.55
N114-Selena-9850-1	Selena	As is	1	0	0	1	10	21.8	218	3.52	768	3.035	0.174	0.101	52.205	2300	12.071
US-Titanic-10000-2	Titanic	As is	1	0	0	1	3	14.1	42	3.52	149	0.242	9.356	0.018	5.1	-1	-1
US-9712.5-3	Brecha Linda	As is	1	0	0	1	10	20.0	200	3.52	704	1.641	19.105	0.896	115.327	-1	-1
US-9712.5-4	Brecha Linda	As is	1	0	0	1	10	20.0	200	3.52	704	0.381	15.42	0.018	8.09	-1	-1
US-9750-1	Brecha Linda	As is	1	0	0	1	10	20.0	200	3.52	704	0.709	5.425	0.203	14.8	-1	-1
US-9800-2	Brecha Linda	As is	1	0	0	1	10	20.0	200	3.52	704	1.385	5.615	0.065	25.95	-1	-1
US-9810-1	Brecha Linda	As is	1	0	0	1	14	40.0	560	3.52	1971	7.258	38.799	0.593	125.01	-1	-1
US-9810-3	Brecha Linda	As is	1	0	0	1	10	20.0	200	3.52	704	1.645	2.48	0.583	126.1	-1	-1
US-BolNO-1-10250-1	Bolivar NO	As is	2	0	0.5	0.5	3	153.9	462	3.52	1626	1.115	3.726	0.949	93.711	-1	-1
US-BolNO-3-10275-1	Bolivar NO	As is	2	0	0.5	0.5	10	105.1	1051	3.52	3701	2.499	0.004	2.42	49.512	-1	-1
US-BolNO-5-10250-1	Bolivar NO	As is	2	0	0.5	0.5	6	41.0	246	3.52	865	4.254	3.512	1.04	115.78	-1	-1
US-BolNO-6-10075-1	Bolivar NO	As is	2	0	0.5	0.5	20	226.8	4536	3.52	15967	2.454	0.016	1.149	71.055	-1	-1
US-BolNO-17-10300-1	Bolivar NO	As is	2	0	0.5	0.5	5	32.8	164	3.52	577	0.419	4.632	0.693	23.9	-1	-1
US-BolNO-17-10300-2	Bolivar NO	As is	2	0	0.5	0.5	7.5	46.4	348	3.52	1225	0.688	3.21	0.25	29.1	-1	-1
US-BL-X-4-9825-3	Brecha Linda	As is	2	0	0.5	0.5	12	66.7	801	3.52	2819	3.04	8.225	0.096	56.143	-1	-1
US-BL-X-4-9825-5	Brecha Linda	As is	2	0	0.5	0.5	7	128.7	901	3.52	3170	3.099291	17.43927	1.079699	40.0105	547.8636	6.4557
US-BX-L-6-9850-1	Brecha Linda	As is	2	0	0.5	0.5	9	58.5	527	3.52	1854	4.235	7.712	0.084	32.26	-1	-1
US-BX-L-6-9850-4	Brecha Linda	As is	2	0	0.5	0.5	10	155.6	1556	3.52	5478	1.927	7.991	0.342	74.708	475.5	5.96
US-BX-L-6-9850-6	Brecha Linda	As is	2	0	0.5	0.5	14	60.1	841	3.52	2961	2.023	7.696	0.45	89.27	-1	-1
US-BX-L-9-9712.5-1	Brecha Linda	As is	2	0	0.5	0.5	5	77.7	388	3.52	1367	1.027	8.678	0.437	38.353	142.517	6.283
US-BX-L-9-9712.5-2	Brecha Linda	As is	2	0	0.5	0.5	10	16.9	169	3.52	595	1.317	10.954	0.159	95.126	962.644	3.873
US-BX-L-1-9850-1	Brecha Linda	As is	2	0	0.5	0.5	7.5	49.0	367	3.52	1293	6.374	7.828	0.068	53.133	224.857	5.787
US-9300-1	El Gallo	As is	2	0	0.3	0.7	25	632.8	15821	3.52	55689	1.775	4.066	0.189	43.053	147.033	14.49
US-Fern-9900-3	Fernandez	As is	2	0	0.5	0.5	20	317.9	6358	3.52	22379	3.636	1.122	2.506	248.318	40.778	7.222
US-Mont-1	La Montura	As is	2	0	0.5	0.5	16	177.9	2846	3.52	10018	0.976	3.504	0.373	69.464	-1	-1
US-San-F-9862.5-1	San-Francisco	As is	2	0	0.3	0.7	20	406.3	8127	3.52	28606	0.661	19.284	0.072	20.54	220.411	-1
US-Titanic-10000-1	Titanic	As is	2	0	0.5	0.5	3	75.5	226	3.52	797	1.656	17.753	0.044	21.574	159.731	3.709
US-9712.5-1	Brecha Linda	As is	2	0	0.5	0.5	10	78.5	785	3.52	2761	1.317	14.106	0.027	14.267	0	0
US-9712.5-2	Brecha Linda	As is	2	0	0.5	0.5	15	93.7	1405	3.52	4945	0.803	8.457	0.159	36.4	-1	-1
US-BolNO-7-10250-1	Bolivar NO	As is	3	0	0.5	0.5	4	13.6	54	3.52	191	0.376	6.157	1.484	23.422	-1	-1
US-9837.5-1	Brecha Linda	As is	3	0	0.5	0.5	16	188.3	3013	3.52	10607	1.135	3.242	0.503	93.612	69.313	3.075
US-BL-X-5-9862.5-1	Brecha Linda	As is	3	0	0.5	0.5	12	131.0	1572	3.52	5534	0.805	2.774	0.128	26.35	60.349	12.478
US-BL-X-5-9862.5-2	Brecha Linda	As is	3	0	0.5	0.5	8	41.1	329	3.52	1158	2.533	3.633	0.089	66.625	76.25	7.44
US-9250-1	El Gallo	As is	3	0	0.3	0.7	25	611.0	15275	3.52	53766	2.571	1.935	0.106	52.085	198	20.629
US-IC-3-9500-2	La Increible	As is	3	0	0.5	0.5	14	157.5	2204	3.52	7760	1.571	1.392	0.008	55.28	-1	-1
US-IC-3-9500-3	La Increible	As is	3	0	0.5	0.5	20	317.8	6356	3.52	22374	3.504	0.512	0.067	37.885	-1	-1
US-9900-1	Selena	As is	3	0	0.5	0.5	12	298.9	3587	3.52	12625	1.806	6.732	0.03	14.891	-1	-1
US-nivel-1880-1	Brecha Linda	As is	5	1	0	0	14	88.6	1241	3.52	4367	1.313	7.551	0.283	59.088	130.98	6.755
US-BL-X-4-9825-7	Brecha Linda	As is	6	1	0	0	10	21.3	213	3.52	751	0.35	3.671	0.123	29.918	10.609	0
US-nivel-1880-2	Brecha Linda	As is	6	1	0	0	7	17.8	124	3.52	438	0.853	4.853	0.003	28.296	843.25	3.691

Table 4: List of extruded polygons directly estimated from intervals in the US

17.7.2 Block Models in the Upper Skarn

The five regions presented in the next figure were too complicated to be estimated in the same manner. The steps followed for the estimation were:

- Make some sections in every direction necessary to understand the extents of the US structure in every direction.
- Slice the mineral structure in horizontal benches
- Estimate the structure using 1 meter composites strictly coming from the structure
- Blocks used were 1m x 1m x 2.5m
- A search ellipsoid of 50m x 25m x 25m with orientation of 55° direction and 30° downward dip was used.
- One to six composites were used to calculate a block using the inverse distance method (power of 1)


Bolivar NO
Titanic
Rosario
Selena
Increible
Brecha Linda 1-2-3
Y=10200
Y=10000
Y
X

Figure 19: Structures calculated by block modelling in the US

17.7.3 Block Model in the Lower Skarn

Using the LS geological model on sections, the LS was sliced on 5m benches to respect best practices and to calculate the block model using the software BlkCad.

The lower skarn was estimated by block model. It is believed to be lenticular structures of mineralization as present in the US. The horizontal continuity is more or less unknown since the spacing of the drill holes is of about 100 meters. Because the horizontal continuity is beileived to be important, the method used for the estimation of the blocks is the inverse cubic distance. This method resembles the nearest neighbour method.

Because of the large-scale mining point of view for the LS, the blocks are 5m x 5m x 5m. The composites used measures 2.5 meters. Blocks were estimated using 2 to 8 composites with a maximum of 3 composites coming from one hole. Blocks above 1700 m of elevation were calculated using a 150m x 150m x 25m search ellipsoid with orientation of 33° direction and 31° downward dip. Blocks below 1700 m of elevation were calculated using a 150m x 150m x 25m search ellipsoid with orientation of 14° direction and 35° downward dip. This change in orientation is directly due to the orientation of the LS.



Figure 20: Isometric view of the LS block model looking south

17.7.4 Resources

Note about dilution: Dillution is calculated as if the tonnage mined was true but a percentage of the ressource is left in place and an equivalent quantity of waste is mined. Dillution was estimated from geometric considerations.

Resources of the Upper Skarn of the Bolivar Project WITH DILLUTION
Calculated by Yann Camus, Geostat Systems International Inc., 2007-10-03
The Cutoff applied in the US %Cueq is 2.5%*

Classification	Orebody Areas	Tons	Dillution	SG (t/m3)	%Cu	%Zn	Au (g/t)	Ag (g/t)	Pb (g/t)	%Fe	%Cueq*	%Cueq* Dilluted
Measured	Bolivar NO	2,100	10%	3.52	1.49	4.38	0.44	18.0	0**	0**	3.94	3.55
Measured	Brecha Linda	27,600	10%	3.52	1.26	7.41	0.15	31.0	42.8	2.42	5.22	4.70
Measured	La Increible	2,400	10%	3.52	2.88	1.80	0.07	25.0	0**	0**	3.97	3.58
Measured	Rosario	12,400	10%	3.52	0.60	4.20	0.07	13.6	19.4	12.43	2.81	2.53
Measured	Selena	15,400	10%	3.52	1.65	10.23	0.10	20.9	29.8	5.26	6.94	6.25
Measured	Titanic	26,000	10%	3.52	2.78	6.74	0.07	29.5	41.1	8.35	6.37	5.73
TOTAL Measured	**ALL AREAS**	**85,900**	**10%**	**3.52**	**1.75**	**7.01**	**0.11**	**25.7**	**34.3**	**6.04**	**5.46**	4.91
Indicated	Bolivar NO	12,600	10%	3.52	2.24	0.83	1.23	65.1	0**	0**	3.49	3.14
Indicated	Brecha Linda	53,400	10%	3.52	1.51	8.20	0.22	39.3	72.6	1.94	5.95	5.35
Indicated	El Gallo	54,700	10%	3.52	2.17	3.03	0.15	47.5	171.1	17.51	4.04	3.64
Indicated	Fernandez	11,200	10%	3.52	3.64	1.12	2.51	248.3	40.8	7.22	6.66	6.00
Indicated	La Increible	18,300	10%	3.52	3.38	1.63	0.06	37.8	0**	0**	4.46	4.01
Indicated	La Montura	5,000	10%	3.52	0.98	3.50	0.37	69.5	0**	0**	3.31	2.98
Indicated	Rosario	3,800	10%	3.52	0.52	6.42	0.07	14.5	23.5	11.67	3.84	3.46
Indicated	San-Francisco	14,300	10%	3.52	0.66	19.28	0.07	20.5	220.4	0**	10.46	9.42
Indicated	Selena	21,700	10%	3.52	1.29	6.58	0.04	12.7	16.7	5.74	4.68	4.21
Indicated	Titanic	41,400	10%	3.52	1.47	5.18	0.04	17.5	24.1	5.91	4.19	3.77
TOTAL Indicated	**ALL AREAS**	**236,400**	**10%**	**3.52**	**1.84**	**5.63**	**0.30**	**45.2**	**77.4**	**6.58**	**5.05**	4.55
Measured+Indicated	**ALL AREAS**	**322,400**	**10%**	**3.52**	**1.82**	**6.00**	**0.25**	**40.0**	**65.9**	**6.44**	**5.16**	4.64
Inferred	Bolivar NO	17,600	10%	3.52	2.23	0.56	1.56	59.9	0**	0**	3.42	3.08
Inferred	Brecha Linda	67,500	10%	3.52	1.98	8.61	0.25	45.3	108.4	1.27	6.67	6.00
Inferred	El Gallo	94,700	10%	3.52	2.27	4.74	0.18	47.6	131.9	14.67	5.01	4.51
Inferred	Fernandez	17,500	10%	3.52	3.01	3.46	1.65	177.7	181.9	8.29	6.46	5.82
Inferred	La Increible	19,700	10%	3.52	2.81	1.26	0.05	49.7	358.5	0**	3.78	3.40
Inferred	La Montura	5,000	10%	3.52	0.98	3.50	0.37	69.5	0**	0**	3.31	2.98
Inferred	Rosario	4,800	10%	3.52	0.35	12.60	0.06	8.7	9.0	16.67	6.73	6.06
Inferred	San Angel	1,300	10%	3.52	0.79	15.33	0.04	21.8	336.3	1.72	8.61	7.75
Inferred	San-Francisco	14,300	10%	3.52	0.66	19.28	0.07	20.5	220.4	0**	10.46	9.42
Inferred	Selena	11,300	10%	3.52	1.77	7.78	0.04	16.2	196.9	4.03	5.78	5.20
Inferred	Titanic	20,900	10%	3.52	1.29	7.71	0.03	12.5	29.9	4.69	5.23	4.71
TOTAL Inferred	**ALL AREAS**	**274,600**	**10%**	**3.52**	**2.04**	**6.36**	**0.35**	**50.5**	**133.0**	**6.73**	**5.67**	5.10

: Copper equivalent - %Cueq=%Cu+0.5%Zn+0.33*Au(g/t)+0.0066*Ag(g/t)
***: Low Pb and Fe is sometimes due to lack of assays*

Resources of the Lower Skarn of the Bolivar Project
The Cutoff applied in the LS %Cueq is variable*

Cutoff on the %Cueq	Classification	Tons	Dillution	SG (t/m3)	%Cu	%Zn	Au (g/t)	Ag (g/t)	Pb (g/t)	%Fe	%Cueq*	%Cueq* Dilluted
0.00	Inferred	22,230,000	6%	3.27	0.32	0.08	0.09	6.4	25.99	6.58	0.43	0.41
0.25	Inferred	13,280,000	7%	3.27	0.49	0.11	0.13	9.7	35.02	9.43	0.65	0.61
0.50	Inferred	6,114,000	8%	3.27	0.76	0.13	0.20	15.1	46.89	12.50	0.99	0.91
0.75	Inferred	3,248,000	9%	3.27	1.04	0.14	0.27	20.5	54.74	15.26	1.34	1.22
1.00	Inferred	2,320,000	10%	3.27	1.19	0.15	0.31	23.2	57.87	16.79	1.52	1.37
1.25	Inferred	1,438,000	11%	3.27	1.39	0.17	0.38	26.4	57.00	18.43	1.77	1.58
1.50	Inferred	936,000	12%	3.27	1.57	0.17	0.45	29.3	51.44	19.22	1.99	1.75
1.75	Inferred	650,730	13%	3.27	1.69	0.18	0.50	31.9	47.31	19.89	2.16	1.88
2.00	Inferred	376,868	14%	3.27	1.85	0.19	0.54	37.3	44.56	21.08	2.37	2.04
2.25	Inferred	181,076	15%	3.27	2.04	0.21	0.59	43.8	36.00	22.53	2.63	2.24

Inferred resources of the Lower Skarn and Upper Skarn of the Bolivar Project

Cutoff on the %Cueq LS - US	Classification	Tons	Dillution	SG (t/m3)	%Cu	%Zn	Au (g/t)	Ag (g/t)	Pb (g/t)	%Fe	%Cueq*	%Cueq* Dilluted
0.00 - 2.50	Inferred	22,505,000	6.0%	3.27	0.34	0.16	0.09	6.98	27.30	6.58	0.50	0.47
0.25 - 2.50	Inferred	13,555,000	7.1%	3.27	0.52	0.23	0.14	10.55	37.01	9.38	0.75	0.70
0.50 - 2.50	Inferred	6,389,000	8.1%	3.28	0.82	0.39	0.21	16.60	50.59	12.25	1.19	1.10
0.75 - 2.50	Inferred	3,523,000	9.1%	3.29	1.12	0.63	0.28	22.88	60.84	14.59	1.67	1.52
1.00 - 2.50	Inferred	2,595,000	10.0%	3.30	1.28	0.81	0.31	26.08	65.81	15.72	1.96	1.77
1.25 - 2.50	Inferred	1,713,000	10.8%	3.31	1.49	1.16	0.37	30.26	69.17	16.55	2.40	2.14
1.50 - 2.50	Inferred	1,211,000	11.5%	3.33	1.67	1.57	0.43	34.10	69.92	16.38	2.83	2.50
1.75 - 2.50	Inferred	925,300	12.1%	3.34	1.80	2.01	0.45	37.41	72.74	15.98	3.20	2.81
2.00 - 2.50	Inferred	651,500	12.3%	3.38	1.93	2.79	0.46	42.84	81.83	15.03	3.76	3.30
2.25 - 2.50	Inferred	455,700	12.0%	3.42	2.04	3.92	0.45	47.82	94.45	13.01	4.46	3.93

Table 5: Summary of resources including dillution

18- Mining Plan

18.1 Actual Mining Methods

The mineralization in the mined out areas and in the stopes under development is very irregular in shape. The mining methods have to be adapted to almost every ore location. Relying on good mechanical rock conditions the stopes are left open. Most of the exploitation was done using room and pillar, shrinkage, sublevel retreat and long-hole methods.

During our visit on site we were able to look at many of the stoping areas that are showing evidence of the general good rock conditions.

Because of the unpredictable shape of the mineralization that is either parallel to the host rocks or cutting right across, most of these mining methods will be retained for the surrounding areas of the present workings that are mainly located in what is known as the upper skarn deposits.

18.2 Mining Method into the Lower Skarn Deposits

The mineralization in the lower skarn is totally different, both in shape and in metal content, the zinc content is much lower, the copper content is generally higher and the mineralization is parallel to the bedding of the skarns.

The hanging wall contact between ore and waste is well defined and should be easy to follow. This contact is dipping at rather low angles, in the range of 25°-30°, making long- hole (blasthole) mining impossible.

Under these conditions the recommended underground mining method is designated as stepped room & pillar. This method can be applied to four mineralized blocks that have similar shape characteristics.

There is also a possibility to exploit by open cut (open pit) a portion of the resources of a lock hat is exposed along the hill slope.

18.3 Stepped Room & Pillar Mining Method

This mining method consists of excavating rooms along near horizontal drifts. The first step is to drift, with jumbos where the height is permitting, along the upper part of the ore to secure the back with rock bolts and metal screen.

Following the first drift, additional cuts along the back are mined by using elevated working floors, or steps, giving the name of the mining method. These additional cuts are blasted by slashing towards the first opening. The bottom portions of ore, in small triangle shape, that are temporarly left to allow transportation of heavy equipment are either benched by using jumbos or drilled by jack legs at the end.

Mucking will be done by load and haul loaders and mining trucks.

Schemetic step room and pillar minning method


Mining
sequence
3
2
4
1
5
6
5m
3
2
4
1
5
6
25 to 30°
Stope
Pillar
Stope
≈16m
≈8m
≈16m

Figure 21: Stoping section in lower skarns deposits

18.4 Main and Secondary Ramps

The main access in the lower skarn ore would consist of a decline driven in the waste material at a maximum grade of -15% to facilitate the ore transportation. The ramp shall have a section of 5m wide by 4m high to allow enough room for all services, especially in curved sections.

The total distance to reach the bottom of known resources is 1,125 meters. This ramp is scheduled to be driven at the beginning of the development phase in order to give access to all ore locations and to provide a proper site from where a main ventilation and emergency exit raise could be located.

The total length of the main ramp could by about 100 meters if the ore located near surface would be mined by open pit, in which case the ramp would start from the bottom of the pit.

The proposed location of the main ramp is selected in relation to the known resources and will easily give access to all future mining zones.

Secondary ramps are needed to give access to each of the proposed stopes. The grade of these ramps could be slightly steeper than the grade of the main ramp considering that the loaders and trucks will travel while being unloaded in these sections. It is considered that over short distances the maximum workable grade is 25%.

The estimated total length of secondary ramps in the lower skarn is 1,400 meters.

18.5 Underground Pillars

The proposed mining method design is done with stope spans of a maximum of 20m and pillars of 10 meters, giving a phase-1 recovery of 66%. When extraction of the phase-1 is completed a portion of the pillars is recovered by blasting from a narrow drift done inside the continuous pillars and mucking with remote controlled equipments.

A complete rock mechanic study will be necessary to improve the recovery at the maximum. In this study we assumed that 90% of the ore can be recovered plus dilution in the range of 10%. Final dilution is given in the resources tables.

Consideration shall also be given to the possibility of using hydraulic backfill (mill tailings) to increase the pillars recovery.

18.6 Open Pit Opportunity

A portion of the resources of a block that is exposed along the hill slope could eventually be exploited by open cut. For the time being, there is not enough available data to properly estimate the costs and the benefits of this exploitation. What is missing the most is the detailed topography of the area.

Nevertheless it should be kept in mind that this opportunity is present and would certainly add value to the project and would supply ore rapidly from the lower skarn zone.

18.7 Development Rate

The main ramp in the lower skarn area is proposed with a section of 5m x 4m is assumed to advance at a rate of 150 meters per month. For the full length, this represents 7.5 months of excavation. The ramp shall be done as fast as possible to allow the main ventilation raise and emergency exit to be excavated on time for the production period.

This raise being around 250 meters long should be done by using an Alimak. We have estimated 4.0 months to complete the raise with manway and fan ventilation.

18.8 Mining Rate

The actual mining rate of 125,000 tonnes per year is retained for the next two years, after while two mining rate of 167,000 or 300,000 tonnes per year are proposed. These two mining rates are showing positive economic results, as it can be seen in the economic section of this study.

The final mining rate will depend largely of the results of the on-going exploration diamond drilling campaign. It is important to mention that the proposed mining method for the lower skarn deposits will offer many working faces, making it easy to rapidly modify the mining rate.

The mining rate will also have to be adapted to the milling capacity and to the desired blending mill feed, both of which shall be better known following the next phases studies of pre-feasibility and feasibility.

18.9 Dilution

The dilution in the present working stopes is not clearly known but it is very low, as most of the ore is extracted following visual control. As most of the drilling is done by jacklegs the selectivity done by the technicians and geologists is well under control as we were able to verify during our underground visit.

In the lower skarn deposits where mining will be done by jumbos the dilution should be quite easy to control. As earlier mentioned the hanging wall contact is clean cut and should be easy to follow, the fact that mining is starting at the top of the orebodies means that this contact will be bolted and screened to limit dilution to a minimum.

The summary of the estimated mining dilution is shown in the resources table and varies from 6.0% to 15.0% depending of the classification and of the cut-off grade involved.

In this study, the amount of dilution is taken as the same amount of ore left in place with no metal value. In other words when dilution is shown at 10%, this means that the ore recovery is 90% and the missing ore has been replaced by 10% tonnage at no value.

19- Development and Mining Unit Cost

19.1 Development Costs

Main ramp of 5m x 4m at -15% grade: $1,340 per linear meter.
This price is including all services: air and water pipes, ventilation, water pumping, energy supply, rock bolts, metal screen and mucking to the surface.

Secondary ramps: $1.340 per linear meter, same as the main ramp.

Main ventilation and emergency exit raise: $2,325 per linear meter.
This includes the set-up of an Alimak, the complete excavation, the supply and installation of a manway and a provision for the workings at the surface breakthrough to install the electric fan.

19.2 Mining Costs

The lower skarn unit mining costs were estimated from the main ramp development costs, and are shown below.

Mining Unit Costs

Ramping cost per linear meter	$1,340
Quantity of m3 per linear meter (5m x 4m)	$20m^3$
Tonnage factor in ore (from ressources tables)	$3.30\ t/m^3$
Tonnage of ore per linear meter of ramp (3.3 x 20)	66.0 t/m
Ramping cost per tonne of Ore (1,340/66)	**$20.30/ t**

Estimated cost of slashing; 70% of ramping	**$14.20/ t**

It is assumed that when mining with the stepped room and pillar method about 50% of the ore will be extracted by drifting and the other 50% by slashing, therefore the final estimated mining prices the average of the above two, i.e.: **$17.25/metric tonne of ore.**

This unit price is for the base case one, and is adjust in the economic cash flow studies to take in account the effect of the tonnage variation.

The mining cost for the upper skarn is assume to be $25/t to take in account the fact that most of the stoping is done by using hand-held drills and compare to jumbos for the base case.

As the ore limits are only preliminary a provision is made to remove waste material, this provision was estimated to be 10% of the ore mining cost, for all locations.

19.3 Mining Services Costs

The main mine services are estimated as follows:

General Mine Expenses based on 125,000 tonnes of ore per year

Description	$/t
U/G Mechanical and Electrical Maintenance:Manpower and MateriaL	$5.00
Mine Supervision and Services; Energy, Surveying, Transportation, etc.	$5.00
Site Administration and Camp Operation	$10.00

19.4 Equipment Costs

The present operation has enough equipment to sustain the projected tonnage production for the next two years. Additional equipments are needed for the exploitation of the lower skarn deposits. The configuration of these deposits is favourable for a mechanized exploitation done with jumbos, load and haul loaders (scoops) and mining trucks.

The costs of equipments suitable for this exploitation are listed below. We are showing new equipments prices and overhauled ones. In the economic study we have used overhauled prices, the main reason being the equipment availability; it's an advantage to have two overhauled units available than a new one that would totally stall the production in case of a major breakdown.

LHD & Trucks prices

Description	Cu yd.	Metric tonne	H.P.	New Retail prive USD	Overhauled 60% of new USD
Load-Haul-Dump Scoop	2.5	3.8	80	$250,000	$150,000
Load-Haul-Dump Scoop	4.0	6.0	140	$420,000	$252,000
Load-Haul-Dump Scoop	6.0	9.0	185	$600,000	$360,000
Rear-Dump articulated Truck		12.0	115	$210,000	$126,000
Rear-Dump articulated Truck		15.0	185	$240,000	$144,000
Rear-Dump articulated Truck		23.0	270	$300,000	$180,000
Rear-Dump articulated Truck		30.0	270	$450,000	$270,000

Drilling Jumbos

Description	Boom Q	Face coverage m x m	H.P.	New Retail price USD	Overhauled 60% of new USD
Hydraulic Jumbo - 1 Boom	1	3.3 x 3.6	40	$350,000	$210,000
Hydraulic Jumbo - 1 Boom	1	4.7 x 3.8	80	$420,000	$252,000
Hydraulic Jumbo - 2 Booms	2	6.3 x 8.0	150	$570,000	$342,000

The quantity of equipments selected for the scenario of 500 tonnes per day and was adjusted on a pro rata basis for the 1,000 tpd.

The following table is giving the selected equipments for the 500 tpd scenario.

Recommended Mining Equipments - 500 tpd

Description	Q	Unit price USD	Total price USD
Hydraulic Jumbos -1 Boom	1	$210,000	$210,000
Hydraulic Jumbo - 2 Booms	1	$342,000	$342,000
Load-Haul-Dump Scoop: 4.0 cu yd.	2	$252,000	$504,000
Rear-Dump articulated Truck: 23 T	2	$180,000	$360,000
		Sub total	$1,416,000
Extra drills for Jumbos and spare parts: 30%			$424,800
		Total	**$1,840,800**

We recall that the unit mining costs are including all the operating and maintenance costs of the heavy equipment fleet, therefore only the acquisition costs are required in the economic study.

20- Projected Cash Flows

Future annual cash flows are estimated on production tonnages, resources grade, mill recoveries and cost estimates as presented in this report. The discounted cash flow technique is applied to these cash flows to compare the potential economics of this Bolivar project.

A review of each of the above parameters is discussed below. All costs are presented in US dollars unless otherwise stated.

20.1 Mining Production Rate

The first rough estimates done to appreciate the overall economic of the project were showing that a production rate in the range of 150,000 tonnes per year was the most profitable. Following a period of two years during which the ore will be processed at the existing Malpaso mill at a rate of 125,000 tonnes per year, the base case for the first cash flow is for 167,000 tpy over a period of 6 years in a new on-site mill, for a total of 1,250,000 tonnes milled during the assumed life of mine of 8 years.

In order to evaluate the effect of a larger annual tonnage, a second cash flow was estimated with a tonnage of 300,000 tpy after the two years ore treatment at Malpaso, for a 6 years in a new larger on-site mill for a total of 2,050,000 tonnes over 8 years. That is the same estimated life of mine as the base case.

20.2 Milling Rate

In the base case it is assumed that the new on-site mill will be built with a nominal capacity of 500 tpd, therefore the assumed milled tonnage represents a mill availability of 91%. The second cash flow case is done with a 1,000 tpd mill; the assumed tonnage represents a mill availability of 82%.

20.3 Metal Prices, Recoveries and NSR

In the two cash flows estimate, the metal prices are expressed in $/lb of %Cueq; the relation between copper and other metals is shown in section 17 of this report. The estimate price in cash flows is $3.00 for the first year, $2.50 for the second year and $2.00 fior the next six(6) years.

In the economic study the overall mill recovery is taken as 90%.

The value of the metals, or the NSR, is shown in the following tables that were prepared using documents about the amounts of copper and zinc concentrate shipments. Dia Bras supplied these documents. These two tables were prepared to take in account the impact of the large variation of the metal content in the mill feed over the estimated life of mine.

NSR Calculation - Base Case (500 tpd)

Description	Cu	Zn	Total
First two (2) years			
Ore grade in %	1.82	6.00	
Metal in lb one (1) mt	40.1128	132.24	
Metal price: $/lb	$2.00	$1.00	
Ore Value: $/t	$80.23	$132.24	
Mill recovery	0.90	0.90	
Total tonnes of ore	250,000	250,000	
Total ore value after mill recovery	$18,050,760	$29,754,000	$47,804,760
Metal payable at concentrate delivery	0.923	0.686	
Recovered value of concentrate	$16,660,851	$20,411,244	$37,072,095
Average of metal payable			77.55%
Next six (6) years			
Ore grade in %	1.80	2.30	
Metal in lb one (1) mt	39.672	50.692	
Metal price: $/lb	$2.00	$1.00	
Ore Value: $/t	$79.34	$50.69	
Mill recovery	0.90	0.90	
Total tonnes of ore	1,000,000	1,000,000	
Total ore value after mill recovery	$71,409,600	$45,622,800	$117,032,400
Metal payable at concentrate delivery	0.923	0.686	
Recovered value of concentrate	$65,911,061	$31,297,241	$97,208,302
Average of metal payable			83.06%
Total ore value for eight (8) years			$164,837,160
Recovered value of concentrate			$134,280,397
Average of metal payable			81.46%

NSR Calculation - Case No 2 (1000 tpd)

Description	Cu	Zn	Total
First two (2) years			
Ore grade in %	1.82	6.00	
Metal in lb one (1) mt	40.1128	132.24	
Metal price: $/lb	$2.00	$1.00	
Ore Value: $/t	$80.23	$132.24	
Mill recovery	0.90	0.90	
Total tonnes of ore	250,000	250,000	
Total ore value after mill recovery	$18,050,760	$29,754,000	$47,804,760
Metal payable at concentrate delivery	0.923	0.686	
Recovered value of concentrate	$16,660,851	$20,411,244	$37,072,095
Average of metal payable			77.55%
Next six (6) years			
Ore grade in %	1.51	1.36	
Metal in lb one (1) mt	33.2804	29.9744	
Metal price: $/lb	$2.00	$1.00	
Ore Value: $/t	$66.56	$29.97	
Mill recovery	0.90	0.90	
Total tonnes of ore	1,800,000	1,800,000	
Total ore value after mill recovery	$107,828,496	$48,558,528	$156,387,024
Metal payable at concentrate delivery	0.923	0.686	
Recovered value of concentrate	$99,525,702	$33,311,150	$132,836,852
Average of metal payable			84.94%
Total ore value for eight (8) years			$204,191,784
Recovered value of concentrate			$169,908,947
Average of metal payable			83.21%

20.4 Ore Transportation to Malpaso Mill

The actual ore transportation is done by small trucks from the mine to two different sites; the small truck size is selected to adopt to the roads that are narrow, sometimes slippery and very windy.

The first unloading site is the village of Bahuichivo where ore is loaded in railroad cars and transported to the mill site. The second is the village of San Rafael from where the ore is loaded in larger trucks to be delivered at the mill site. The average cost is now estimate at $32/tonne of ore.

20.5 Concentrate Transportation

The concentrate from the Malpaso mill is loaded in semi-trailer trucks and directed to the city of Manzillo, way south of the Malpaso mill. In the future, if the concentrate from the on-site mill is to be directed to the same place, there will be an additional charge of truck transportation from the mine to either San Rafael or Bahuichivo. We have estimated this transportation to be 16% by weight of the ore and at a cost of $18/tonne.

20.6 Environment

We understood during our site visit that consultants who will recommend studies to obtain all legal authorizations are now looking after this issue locally. In the absence of a known estimate, we are allowing in the capital cost an amount of $500,000.

20.7 Closure Provision

Depending of the countries and regulations, monetary provisions might be required to cover the costs of rehabilitation at the closure of the mine and the mining camp. As we do not have these informations, no provision is allowed for this item in the following cash flows. We consider for now that the environmental estimation amount shall also cover this item.

20.8 Preliminary Economic Evaluation of Base Case

The base case cash flow, prepared with a total tonnage of 1,250,000 tonnes at 3.28% %Cueq in presented in the following table.

Estimated Cash-Flow for 2 years with Malpaso Mill and 6 years with a New Onsite Mill

Description	Quantity	Units	%Cueq diluted	Year-1	Year-2	Year-3	Year-4	Year-5	Year-6	Year-7	Year-8	Total
Mill Feed Data [1]												
Upper Skarn - Malpaso Mill	250,000	T	4.64	125,000	125,000							
Upper & Lower Skarn - New Mill	1,000,000	T	2.94			167,000	167,000	167,000	167,000	167,000	167,000	
Total tonnes milled	1,250,000	T	3.28									
U. Skarn Ore - %Cueq				4.64	4.64							
U. Skarn & L. Skarn Grade - %Cueq						2.94	2.94	2.94	2.94	2.94	2.94	
Ore Value at 90% Mill Recovery				$34,515,000	$28,762,000	$19,478,000	$19,478,000	$19,478,000	$19,478,000	$19,478,000	$19,478,000	$180,145,000
NSR (Net Smelter Return)				$26,921,700	$22,434,360	$16,186,218	$16,186,218	$16,186,218	$16,186,218	$16,186,218	$16,186,218	$146,473,368
Capital Expenditures (Capex)												
New Mill Construction	500 tpd	Lump			$16,200,000							
Tailings Pond		Lump			$1,000,000							
Camp & Service Buildings		Lump			$2,500,000							
Ramp & Raise in L. Skarn		Lump			$2,100,000							
Mining Equipments Purchase		Lump			$1,850,000							
Environmental Studies		Lump			$500,000							
Total CAPEX					$24,150,000							$24,150,000
Secondary Ramps	On-going	400m	$2,000,000			$500,000	$500,000	$500,000	$500,000			$2,000,000
Operating Costs			$/t									
Ore Mining in actual areas	125,000	t/y	$25.00	$3,125,000	$3,125,000							$6,250,000
Provision for waste removal	12,500	t/y	$25.00	$313,000	$313,000							$626,000
Ore Mining in new areas	166,700	t/y	$17.25			$2,876,000	$2,876,000	$2,876,000	$2,876,000	$2,876,000	$2,876,000	$17,256,000
Provision for waste removal	16,700	t/y	$17.25			$288,000	$288,000	$288,000	$288,000	$288,000	$288,000	$1,728,000
Ore trucking from Mine to Malpaso	125,000	t/y	$32.00	$4,000,000	$4,000,000							$8,000,000
U/G Mech. & Elect. Maintenance	166,700	t/y	$5.00	$625,000	$625,000	$834,000	$834,000	$834,000	$834,000	$834,000	$834,000	$6,254,000
Mine Supervision & Services	166,700	t/y	$5.00	$625,000	$625,000	$834,000	$834,000	$834,000	$834,000	$834,000	$834,000	$6,254,000
Malpaso Ore Milling	125,000	t/y	$22.00	$2,750,000	$2,750,000							$5,500,000
New Mill Treatment	166,700	t/y	$17.00			$2,834,000	$2,834,000	$2,834,000	$2,834,000	$2,834,000	$2,834,000	$17,004,000
Concentrate Shipping - 16% of Ore	26,700	t/y	$18.00			$481,000	$481,000	$481,000	$481,000	$481,000	$481,000	$2,886,000
U/G Diamond Drilling	12,000	m/y	$50.00	$600,000	$600,000	$600,000	$600,000	$600,000	$600,000			$3,600,000
General Site Administation	166,700	t/y	$8.00	$1,334,000	$1,334,000	$1,334,000	$1,334,000	$1,334,000	$1,334,000	$1,334,000	$1,334,000	$10,672,000
Total Expenses Including Capital				$13,372,000	$37,522,000	$10,581,000	$10,581,000	$10,581,000	$10,581,000	$9,481,000	$9,481,000	$112,180,000
Estimated Benefit before Interest,Tax, Depreciation and Amortization				$13,549,700	-$15,087,640	$5,605,218	$5,605,218	$5,605,218	$5,605,218	$6,705,218	$6,705,218	$34,293,368

[1] This tonnage includes some inferred resources.

Disclosure This preliminary economic assessment is preliminary in nature, it includes inferred mineral resources that are too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized.

20.8.1 Discounted Net Present Values

The following chart is giving the variation of the Net Present Value (NPV) of the base Case at various discount rates.


$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
Net Present Value
$34,293
$26,551
$21,102
$17,187
$14,321
$12,187
$10,571
0%
5%
10%
15%
20%
25%
30%
Discount Rate

Figure 22: Net Present Values at Various Discount Rates (000's $)

The two figures shown below were prepared to determine the effect of some of the key factors of the project.

Sensitivity Results for grade and metal prices parameters variation

Description	-10% metal prices	-5% metal prices	-5% grade	**Base Case**	+5% grade	+5% metal prices	+10% metal prices
Undiscounted NPV	$19,644,800	$26,969,084	$26,969,084	**$34,293,368**	$41,616,872	$41,616,872	$48,941,156
Undiscounted NPV	57%	79%	79%	**100%**	121%	121%	143%

Sensitivity Results for mining costs and capex variation

Description	-10% capex cost	-5% capex cost	-5% mining cost	**Base Case**	+5% mining cost	+5% capex cost	+10% capex cost
Undiscounted NPV	$36,708,368	$35,500,868	$35,585,868	**$34,293,368**	$33,008,868	$33,085,868	$31,878,368
Undiscounted NPV	107%	104%	104%	**100%**	96%	96%	93%

20.9 Preliminary Economic Evaluation of Second Case

The second case cash flow, prepared with a total tonnage of 2,050,000 tonnes at 2.53% %Cueq in presented in the following table.

Estimated Cash-Flow for 2 years with Malpaso Mill and 6 years with a New Onsite Mill.

Description	Quantity	Units	%Cueq diluted	Y-1	Y-2	Y-3	Y-4	Y-5	Y-6	Y-7	Y-8	Total
Mill Feed Data [1]												
Upper Skarn - Malpaso Mill	250,000	T	4.64	125,000	125,000							
Upper & Lower Skarn - New Mill	1,800,000	T	2.24			300,000	300,000	300,000	300,000	300,000	300,000	
Total	2,050,000	T	2.53									
Upper Skarn Ore - %Cueq				4.64	4.64							
U. Skarn & L. Skarn Grade - %Cueq						2.24	2.24	2.24	2.24	2.24	2.24	
Ore Value at 90% Mill Recovery				$34,515,000	$28,762,000	$26,660,000	$26,660,000	$26,660,000	$26,660,000	$26,660,000	$26,660,000	$223,237,000
NSR (Net Smelter Value)				$26,783,640	$22,319,312	$22,661,000	$22,661,000	$22,661,000	$22,661,000	$22,661,000	$22,661,000	$185,068,952
Capital Expenditures												
New Mill Construction	1,000 tpd				$23,000,000							
Tailings Pond					$1,000,000							
Camp & Service Buildings					$3,000,000							
Ramp & Raise in lower Skarn					$2,100,000							
Mining Equipments Purchase					$3,500,000							
Environmental Studies					$500,000							
Total CAPEX					$33,100,000							
Secondary Ramps	On-going	m	$2,000,000			$600,000	$600,000	$600,000	$200,000			
Operating Costs			$/t									
Ore Mining in actual areas	125,000	t/y	$25.00	$3,125,000	$3,125,000							
Provision for waste removal	12,500	t/y	$25.00			$312,500	$312,500	$312,500	$312,500	$312,500	$312,500	
Ore Mining in new areas	300,000	t/y	$17.25			$5,175,000	$5,175,000	$5,175,000	$5,175,000	$5,175,000	$5,175,000	
Provision for waste removal	30,000	t/y	$17.25			$517,500	$517,500	$517,500	$517,500	$517,500	$517,500	
Ore trucking from Mine to Malpaso	125,000	t/y	$32.00	$4,000,000	$4,000,000							
U/G Mech. & Elect. Maintenance	Varies	t/y	$5.00	$625,000	$625,000	$1,500,000	$1,500,000	$1,500,000	$1,500,000	$1,500,000	$1,500,000	
Mine Supervision & Services	300,000	t/y	$5.00	$625,000	$625,000	$1,500,000	$1,500,000	$1,500,000	$1,500,000	$1,500,000	$1,500,000	
Ore Milling at Malpaso	125,000	t/y	$22.00	$2,750,000	$2,750,000							
Ore Milling at new mill	300,000	t/y	$14.00			$4,200,000	$4,200,000	$4,200,000	$4,200,000	$4,200,000	$4,200,000	
Concentrate Shipping - 16% of Ore	48,000	t/y	$18.00			$864,000	$864,000	$864,000	$864,000	$864,000	$864,000	
U/G Diamond Drilling	varies	m/y	$50.00	$600,000	$600,000	$900,000	$900,000	$900,000	$900,000			
General Site Administation	300,000	t/y	$6.00	$1,300,000	$1,300,000	$1,800,000	$1,800,000	$1,800,000	$1,800,000	$1,800,000	$1,800,000	
Total Expenses Including Capital				$13,025,000	$46,125,000	$17,369,000	$17,369,000	$17,369,000	$16,969,000	$15,869,000	$15,869,000	$159,964,000
Estimated Benefit before Investment, Tax, Depreciation and Amortization				$13,758,640	-$23,805,688	$5,292,000	$5,292,000	$5,292,000	$5,692,000	$6,792,000	$10,791,000	$29,103,952

[1] This tonnage includes some inferred resources.

Disclosure This preliminary economic assessment is preliminary in nature, it includes inferred mineral resources that are too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized.

20.9.1 Discounted Net Present Values

The following chart is giving the variation of the Net Present Value (NPV) at various discount rates.


$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
Net Present Value
$29,104
$20,961
$15,443
$11,642
$8,987
$7,109
$5,769
0%
5%
10%
15%
20%
25%
30%
Discount Rate

Figure 23: Net Present Values at Various Discount Rates (000's $)

The two figures shown below were prepared to determine the effect of some of the key factors of the project.

Description	-10% metal prices	-5% metal prices	-5% grade	**Case No 2**	+5% grade	+5% metal prices	+10% metal prices
Undiscounted NPV	$10,196,924	$19,650,438	$19,650,438	**$29,103,952**	$38,556,690	$38,556,690	$48,010,204
Undiscounted NPV	35%	68%	68%	**100%**	132%	132%	165%

Description	-10% capex cost	-5% capex cost	-5% mining cost	**Case No 2**	+5% mining cost	+5% capex cost	+10% capex cost
Undiscounted NPV	$32,413,952	$30,758,952	$31,213,002	**$29,103,952**	$26,994,902	$27,448,952	$25,793,952
Undiscounted NPV	111%	106%	107%	**100%**	93%	94%	89%

21- Other Relevant Data and Information

There is no other relevant data and information for this report.

22- Interpretation and Conclusions

The first step of this study was the resource estimate that was completed at the end of September 2007.

The second step is the content of this present economic study that was prepared with the purpose of evaluating the construction of a concentrator at the Bolivar project site.

The resource estimate done in accordance with the NI43-101 regulations is confirming the presence of high grade ore zones in the Upper Skarn where measured and indicated resources are totalling 322,000 tonnes at a diluted grade of 4.64%Cueq. The inferred resources represent 274,000 tonnes at a diluted grade of 5.10%Cueq; all these resources were estimated with a 2.5%Cueq.

The Lower Skarn resources were estimated with many cut-off as show in the section 16 of this report and were all classified as inferred ones.

The second step, or the preliminary assessment itself, was prepared by including different tonnages of these inferred resources in the economic study. Two proposals with on-site concentrators of 500 tpd and 1000 tpd were analyzed and both proved to be economical.

The conclusion is to recommend to Dia Bras to take all the steps to advance the property to the next phases that should confirm the results of the present study.

23- Recommendations

1. The survey of the mine was done by different companies in the last years and the discrepancy between the measurements is in the range of 5 meters. The Mine must be re-equipped with professional quality underground surveying plugs. A complete mine survey by a professional independent company is highly recommended.

2. Surface and underground diamond drill holes must be re-surveyed with accuracy.

3. The topography surrounding drill holes should also be surveyed and permanent benchmarks shall be provided.

4. The drilling should be systematical in order to facilitate geological interpretation.

5. Drill holes deviation data should be collected using modern technical devises.

6. A rock mechanic study should be conducted to determine an acceptable stope and pillar, especially in the low dipping lower skarn zone.

7. An exploratory drill hole should be done before selecting the location of the main ventilation raise.

8. Additional detailed information should be collected in the lower skarn area where the ore is exposed to surface in order to study the possibility of mining by open cut a portion of the resources.

9. Before selecting the mill equipments, the blending of the mill feed has to be established to take in consideration the large variation of the copper and zinc content in the ore.

10. A grid of 25m for the drilling could be sufficient to have some indicated reserves in the lower skarn. A more complete geostatistical study must be done to confirm that spacing.

11. Drill holes of 350m meters are required in the LS, 250 holes would be required to cover the richest part with 25m x 25m grid covering. This makes a total of 87,000m of drilling from surface. Some drilling could be done from the proposed main access ramp.

24- References

Agnerian, H. 2005, Technical Report on the Bolivar Cu-Zn Project, Mexico: Report by Scott Wilson RPA for Dia Bras Explorations Inc., October 25, 2005.

Alvarado, A. D., 2003, Topografia en General; Report for Polo y Ron Minerales, S.A. de C.V., December 10, 2003.

CCN Matthews News Releases, 2006.

Carlos, L.P., 2005, Personal Communication.

Consejo de Recursos Minerales, 2004, Determination of Mineralogical Constituents of Bolivar Samples: Work for Dia Bras Mexicana S. de R.L. de C.V., 2004.

Consejo de Recursos Minerales, 1994, Monografia Geológico-Minera del Estado de Chihuahua, Publicación M-14e, Secretaría de Energia, Minas e Industria Paraestatal, Subsecretaría de Minas, 297 pp.

Dia Bras Exploration Inc., 2007, Miscellaneous Technical Documents.

Dia Bras Exploration Inc., 2006, Miscellaneous Technical Documents.

Dia Bras Exploration Inc., 2004, Purchase Agreement with Minera Senda de Plata S.A. de C.V. Regarding Bolivar III and Bolivar IV Mineral Concessions, September 10, 2004.

Dia Bras Exploration Inc., 2003a, Miscellaneous Technical Documents, Drill Sections and Assay Results.

Dia Bras Exploration Inc., 2003b, Press Releases, November 2003.

Exmin Resources Ltd., 2006, Press Releases.

Flores, F.F., 2003, Statement by Notary Public Regarding Legal Status of Dia Bras

Mexicana S. de R.L y C.V., December 3, 2003.

Francisco Gold Corp., 2002, Annual Information Form for the Year Ended December 31, 2001; Internal Company Document, May 17, 2002.

Garcia, O.B., 2004, Statement by Notary Public Regarding Legal Status of Sr. Javier

Octavio Bencomo Muñoz, July, 9, 2004.

Goodell, P., 2003, Evaluation Report for the Santa Maria & Florida Projects, Batopilas

Mining District, State of Chihuahua, Mexico; Report for Dia Bras Exploration Inc., September 2003.

Gosselin, R., 2004, Letter to Sr. Javier Octavio Bencomo Muñoz: Purchase Agreement between Da Bras Mexicana, S. de R.L. and Sr. Javier Octavio Bencomo Muñoz Regarding Bolivar III and Bolivar IV Mineral Concessions, September 10, 2004.

Marc Rich & Co. Investment AG, 2005, Smelter Contracts for Copper and Zinc Concentrates, with Dia Bras Mexicana S. de R.L. de C.V., 2005.

Martinez, V.M.G., 1983, Informe Geológico Prospecto Piedras Verdes, Municipio Urique, Chihuahua; Report for Mr. Bencomo and Minerales Nacionales de Mexico, S.A., January 4, 1983.

Medrano, L., 2005, Personal Communication.

Meyer, C. and Hemley, J.J., 1967, Wall Rock Alteration, *in* Geochemistry of Hydrothermal Ore Deposits, H.L. Barnes (Ed): Holt, Rinehart and Winston, Inc., 1967, pp. 194-196.

Muñoz, E.F., 2005, Legal Status of Dia Bras Exploration Properties in the State of Chihuahua: Personal Communication, June 2005.

Nofrieta, D. F., 1989, Informe Geológico Area Piedras Verdes por Cobre, Zinc-Plata Municipio de Urique, Chihuahua; Report for Compañía Minera Piedras Verdes, October 1989.

Nichromet Extraction Inc., 2003, Information on Nichromet Extraction Inc.; Information from Company Website, October 22, 2003.

Park, C.F. and MacDiarmid, R.A., 1964, Ore Deposits: W.H. Freeman and Company, 1964, pp. 250-256.

Perez, J.A. de la Cruz, Guzman, E. S. and Duran, H. A. Miramontes, 1994, Informe Geológico – Minero del Lote Piedras Verdes, (Fiemech); Consejo de Recursos Minerales, Gerencia Regional Zona Noreste, Residencia Chihuahua, Internal Report, January 1994.

Ray, G.E. and Webster, I.C.L., 1991, An Overview of Skarn Deposits, *in* Ore Deposits, tectonics and Metallogeny in the Canadian Cordillera: British Columbia ministry of Energy, Mines and Petroleum Resources Paper 1991-4, pp. 213-252.

Robyn, T.R., 2006, Personal Communication.

Rodriguez, J. L., 2004, Report on Santa Maria and

St. Michel, A., 2006, Personal Communication.

Stanton, R.L., 1972, Ore Petrology: McGraw-Hill, Inc., 1972, pp.616-619.

Tyler Resources Inc., 2007, Press Releases.

Vargas, J.C. et al, 1994, Monografia Geológico-Minera del Estado de Chihuahua: Consejo de Recursos Minerales, Secretaría de Energia, Minas e Industria Paraestatal, Subsecretaría de Minas, Publicación M-14e, Monografías Geológico-Mineras, 1994.

Velazquez, M. H. and Fragoso, A. S., 1987, Estudio Geológico Minero del Área de Asignación La Florida II, Municipio de Urique, Estado de Chihuahua; Consejo de Recursos Minerales, Residencia Chihuahua, April 1987.

Villegas, R.M., 2007, Personal Communication.

Villegas, R.M., 2006, Personal Communication.

Villegas, R.M., 2005, Personal Communication.

Wilkerson, G., Qinping, D., Llanova, R. and Goodell, P., 1988, Batopilas Mining District, Chihuahua, Mexico; Economic Geology, Vol. 83, pp. 1721-1735.

25- Date and Signature Page

Technical Report
Preliminary Economic Assessment
November 2007
on the Bolivar Project,
Chihuahua Province, Mexico
Dia Bras Exploration Inc.

This report had been prepared by Yann Camus, Eng. on November 9th, 2007

Yann Camus, Eng.

Gaston Gagnon, Eng.

Gilbert Rousseau, Eng.

Appendix 1: Certificate of Yann Camus, Eng.

CERTIFICATE OF AUTHOR

a) Yann Camus, Eng.
6285 Chambord, Montréal (Québec) H2G 3B8
Email : ycamus@geostat.com
I work for:
Systèmes Géostat International Inc.
10, boul. de la Seigneurie Est, Suite 203, Blainville (Québec) J7C 3V5

b) This certificate applies to the report titled "Technical Report, Preliminary Economic Assessment, November 2007, on the Bolivar Project, Chihuahua Province, Mexico, Dia Bras Exploration Inc." and dated 9th of November 2007

c) I have worked as a geological engineer for over 6 years with Geostat and did mineral resource estimations since then. I graduated with a geological engineer degree from the "École Polytechnique de Montréal" in 2000. I am a member of the Ordre des ingénieurs du Québec. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association, as defined in NI 43-101 and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purpose of NI 43 -101.

d) I visited the Bolivar property from August 1th to August 3rd of 2007 for the visit of the camp, the mine, gathering of documents and independent sampling of 30 drill hole core intervals.

e) I am responsible for the preparation of all the section of this report excluding sections 16, 17, 18 and 19 of the technical report titled "Technical Report, Preliminary Economic Assessment, November 2007, on the Bolivar Project, Chihuahua Province, Mexico, Dia Bras Exploration Inc.".

f) I certify that there is no circumstance that could interfere with my judgment regarding the preparation of this technical report.

g) I have had to work on this project in 2004 for the mandate of validating and revising drill hole informations from all microfiches (logs, plans, sections, etc.) filed at the minister of mines.

h) I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

i) To my best knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 9th Day of November 2007

Yann Camus, Eng

Appendix 2: Certificate of Gaston Gagnon, Eng.

CERTIFICATE OF AUTHOR

a) I work for:
Systèmes Géostat International Inc.(Geostat)
10 boul de la Seigneurie Est, suite 203
Blainville (Québec) J7C 3V5

b) I graduated with a mining engineer degree from Laval University in 1964.

c) I am a member of the l'Ordre des Ingénieurs du Québec (#15918)

d) I have worked as a mining engineer for Geostat since June 2006 and mainly as an underground mining engineer before that date.

e) I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association, as defined in NI43-101 and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purpose of NI43-101.

f) I am responsible for the preparation of sections 17, 18 and 19 of the technical report titled "Technical Report, Preliminary Economic Assessment, November 2007, on the Bolivar Project, Chihuahua Province, Mexico, Dia Bras Exploration Inc.".

g) I visited the Malpaso mill and the Bolivar mine on August 02-03 2007.

h) I am not aware of any material fact or material change with respect of the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

i) I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with the instrument and form.

j) I consent to the public filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 9th Day of November 2007

Gaston Gagnon
INGÉNIEUR · ENGINEER
Gaston Gagnon
15918
QUÉBEC

Gaston Gagnon, Eng

Appendix 3: Certificate of Gilbert Rousseau, Eng.

CERTIFICATE OF AUTHOR

a) I am working as a consultant for:
Systèmes Géostat International Inc.(Geostat)
10 boul de la Seigneurie Est, suite 203
Blainville (Québec) J7C 3V5

b) I graduated with a mining engineer degree from the Ecole Polytechnique of the University of Montreal in 1969.

c) I am a member of the l'Ordre des Ingénieurs du Québec (#20288)

d) I have worked as a mining engineer since my graduation, being involved in mining, milling and environnement.

e) I visited the Malpaso and El Trionfo mills site and the Bolivar property on August 3rd 2007 for the preparation of this technical report.

f) I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association, as defined in NI43-101 and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purpose of NI43-101.

g) I am responsible for the preparation of the section 16 of the technical report titled "Technical Report, Preliminary Economic Assessment, November 2007, on the Bolivar Project, Chihuahua Province, Mexico, Dia Bras Exploration Inc.".

h) I have not had prior involvement with the property that is the subject of the Technical Report.

i) I am not aware of any material fact or material change with respect of the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

j) I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with the instrument and form.

k) I consent to the public filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 9th Day of November 2007

Gilbert Rousseau

Gilbert Rousseau, Eng

DIA BRAS RECEIVES POSITIVE RESULTS FROM PRELIMINARY ECONOMIC ASSESSMENT ON THE BOLIVAR CU-ZN DEPOSIT

Montréal, Québec, November 12, 2007 - Dia Bras Exploration (DIB: TSX-V) is pleased to announce positive results from the preliminary economic assessment of the Bolivar deposit technical report. **The report, dated November 9, 2007, was conducted by Yann Camus, Eng., from Geostat International, Independent Qualified Person under NI 43-101 standards.** The complete report has been filed on SEDAR and posted on Dia Bras' website.

The results of this 43-101 compliant resource evaluation conducted by Geostat was announced on September 25 2007 and indicated that the Upper Skarn Unit contains some 322,400 tonnes at 5.16% Cueq in the measured and indicated categories and 274,600 tonnes at 5.67% Cueq in the inferred category at a cut off grade of 2.5% Cueq. Further, at various cut-off grades, the Lower Skarn Unit contains from 936,000 tonnes at 1.99 % Cueq (1.5% Cueq cut-off) up to 3,248,000 Mt at 1.34% Cueq (0.75% Cueq cut-off) (Cueq includes Cu, Zn, Au and Ag; see Press Release of September 25).

These results guided the preliminary economic assessment study, with the objective of building a mill on site at the Bolivar deposit. This would optimize the mine resources by reducing direct costs related to production and transportation of ore. The current operation utilizes the Malpaso mill, which is located 300 km from the mine.

Although inferred resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, as part of a preliminary assessment, and for the economic part of this preliminary assessment, inferred resources can be included. Some mining dilution has been added. However, and due to the preliminary nature of the report, there is no certainty that the preliminary assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Two economic scenarios were examined. The first scenario is to mine 1,248,000 tonnes at 3.28% Cueq fully diluted. The Malpaso Mill is used during the first two years while a 500 tonnes per day maximum capacity mill is installed near the mine site for the remaining years. The second scenario is to mine 2,035,000 tonnes at 2.53% Cueq fully diluted. The Malpaso Mill is also used during the first two years and a 1,000 tonnes per day maximum capacity mill is installed near the mine site for the remaining years.

Both scenarios prove economically viable with undiscounted NPVs of $34,293,000 for the first scenario and $29,104,000 for the second scenario. NPVs at a 10% discount are $21,102,000 for the first scenario and $15,443,000 for the second scenario. Geostat's recommendation is to proceed with a pre-feasibility study.

The estimated price for copper in the cash flows is $3.00 for the first year, $2.50 for the second year and $2.00 for the next six (6) years. For the other metals, price assumptions vary in the same proportions with first year at US$1.50/lb. for Zn, US$15.00/oz Ag, and US$750/oz Au, second year at US$1.25/lb. for Zn, US$12.50/oz Ag, and US$625/oz Au and the next six years at US$1.00/lb. for Zn, US$10.00/oz Ag, and US$500/oz Au. Further, in the economic study the overall mill recovery is established at 90%. After construction of the new mill at Bolivar, the Malpaso mill would be used to process rock from the Company's silver deposits at Cusi.

"The positive results of the preliminary economic assessment study are very encouraging and dictate that we should pursue our work and proceed with a feasibility study" said President and CEO Daniel Tellechea. "Further, the ongoing exploration program will allow us to rapidly increase our confidence level in the resource and build a larger and richer resource base at Bolivar. The exceptional drill intersections in both the El Gallo and the El Val areas allow Dia Bras to estimate that more resources will be added to this current base case scenario."

At the moment, 4 diamond drill rigs and 2 underground diamond drill rigs are active at Bolivar, with the objective of defining Inferred Resources of the Upper and Lower Skarn and try to confirm these as Measured or Indicated resources. This would increase the resource base to allow for a longer mine life and an increase of the mining volume.

In the El Val area, one drill rig is drilling on trend to the northwest of the newly drilled mineralized zone of the La Narizona showing, while another drill rig is updating the resource base at El Gallo, where significant Lower Skarn mineralization has been outlined over less than 5% of the known mineralized area.

The Mineral Resources of the Bolivar Deposit are summarized in the following tables:

Table 1

Resources of the Upper Skarn of the Bolivar Project Calculated by Yann Camus, Geostat Systems International Inc., 2007-09-22 *The cut-off grade applied in the Upper Skarn is 2.5% Cueq*									
Classification	**Mineralized Areas**	**Tonnes**	**SG (t/m^3)**	**Cu %**	**Zn %**	**Au (g/t)**	**Ag (g/t)**	**% Fe**	**% Cueq***
Total Measured	All areas	85,900	3.52	1.75	7.01	0.11	25.7	6.04	5.46
Total Indicated	All areas	236,400	3.52	1.84	5.63	0.30	45.2	6.58	5.05
Measured+ Indicated	All areas	322,400	3.52	1.82	6.00	0.25	40.0	6.44	5.16
Total Inferred	All areas	274,600	3.52	2.04	6.36	0.35	50.5	6.73	5.67

In addition to the resources of the Upper Skarn, inferred resources have been calculated for the Lower Skarn in the El Gallo area. Table 2 shows the inferred tonnage at various %Cueq cut-off grades:

Table 2

Resources of the Lower Skarn of the Bolivar Project *The cut-off grade applied in the Lower Skarn (%Cueq) is variable*									
Cutoff on the %Cueq	**Classification**	**Tonnes**	**SG (t/m^3)**	**% Cu**	**% Zn**	**Au (g/t)**	**Ag (g/t)**	**% Fe**	**% Cueq***
0.50	Inferred	6,114,000	3.27	0.76	0.13	0.20	15.1	12.50	0.99
0.75	Inferred	3,248,000	3.27	1.04	0.14	0.27	20.5	15.26	1.34
1.00	Inferred	2,320,000	3.27	1.19	0.15	0.31	23.2	16.79	1.52
1.25	Inferred	1,438,000	3.27	1.39	0.17	0.38	26.4	18.43	1.77
1.50	Inferred	936,000	3.27	1.57	0.17	0.45	29.3	19.22	1.99

Notes:
1. CIM Definitions were followed for the resource estimate.
2. A minimum width of 2 m was used for a mineralized zone.
3. Cueq are based on recovered grade at the Malpaso Mill.
4. Densities of mineralized rock are indicated in the tables.

The technical content of this news release has been approved by François Auclair, P. Geo. and Vice-President, Exploration of Dia Bras a Qualified Person as defined in NI43-101 and Yann Camus, Eng., from Geostat International, independent Qualified Person under NI 43-101 standards.

About Dia Bras

Dia Bras is a Canadian exploration mining company focused on precious and base metals in the State of Chihuahua, in northern Mexico. The Company is committed to developing and adding value to its assets - the Bolivar copper-zinc project and the Cusi silver mining camp. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

For further information on Dia Bras contact:

Thomas L. Robyn	Daniel Tellechea	Nicole Blanchard
Executive Chairman	President & CEO	Managing Partner
Dia Bras Exploration	Dia Bras Exploration	Sun International Communications
(514) 393-8875	(514) 393-8875	(450) 627-6600

Forward-looking statements: *Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.*

DIA BRAS exploration

Bolivar Mine Area

Local Geology and Isometric view of the Lower Skarn



N
Bolivar NW
Upper Skarn Resources
BOLIVAR MINE (Alta Ley)
Pozo Agua
Increible
Faulted Block
Mina Fierro
El Gallo
La Montura
PROSPECTIVE AREA: 1.5 km
Lower Skarn Resources
La Pequena
La Narizona
El Va
LEGEND
Rhyolite
Andesite
Hornfels
Skarn
Marble
Granodiorite
Felsic dyke
Zn-Cu mineralization
Mine
Old workings, showing
400 m
Isometric view of the Lower Skarn block model looking south
Created by Geostat

DIA BRAS exploration

For Immediate Release

TSX Venture Exchange - DIB
No. 31 - 2007

Dia Bras: High Gold and Silver Values at Cusi

Montréal, Québec - November 15, 2007– **Dia Bras Exploration Inc. (TSX-V: DIB)** is pleased to report results from its ongoing exploration program on the Cusi property, located in the State of Chihuahua, Mexico.

The regional geological mapping program, under the supervision of Dr. André Ciesielski, has revealed the presence of a number of gold-silver veins and breccias not previously reported in the northwestern and central part of the Cusi property. Dia Bras reported in March (see Press Release #8, March 21) and in September (see Press Release #24, September 13) unusually high gold assays from an area known as the San Nicolas Tiro.

A review of these data prompted Dia Bras to start a detailed mapping program in the area under the supervision of Dr. Ciesielski. The mineralization is hosted in a number of N-S structures, of variable width, the most important of which is the La Minerva system.

This area is characterized by three brecciated structures, known as:

- Minerva, quartz *stockwork-breccia*, limonite-psylomelane breccia, and quartz veins,
- N310 fault, unmineralised limonite-kaolinite breccia,
- Gloria, silicified breccia and quartz *veinlets-stockwork*.

The Minerva structure strikes N350 and dips 75° and presents variable widths of 0.5 to 2.0 m. The fractures are filled with quartz, and limonite – psylomelane breccia (0.5 to 1.5 m), with quartz *stockwork-breccia* (0.1 to 1 m), and can be observed at the contact with the wall rock. This structure has been followed for over 200 m. A NE-SW regional fracturation is present everywhere in the Minerva area, and influences the breccia, especially in the south.

The southern extremity of the Minerva structure (N-S) intersects or deviates at another major system known as the Gloria structure (NE-SW).

The northern extremity of the Minerva structure (N-S) intersects a N310 fault (NE-SW). At this point, the structure separates into two fracture systems, a quartz stockwork, the Minerva A, some 50 cm wide, oriented at N165 with a 70° dip, with a strike extent of some 120 m long. The Minerva B consists of a major quartz stockwork, with widths varying from 1 to 4 metres, oriented at N190 with a 70° dip, which extends for some 100 metres.

Samples are either channel or representative chip and grab samples from mineralized zones. All samples were taken on surface from the mineralized structures.

Some of the best results include 1.46 g/t Au with 3,490 g/t Ag, 4.6 g/t Au with 1,530 g/t Ag, 2.49 g/t Au with 794 g/t Ag, 5.51 g/t Au with 719 g/t Ag. The high gold and silver contents are accompanied by low contents of Pb, Zn and Cu, which indicates that this vein system is high in the precious metal zone. This is very encouraging with respect to the amount of mineralized rock that could occur in these structures and others like them in the immediate vicinity.

This area has received limited exploration in the past, and has never been drilled.

These results are very encouraging and a drill program planned for the beginning of 2008 is being prepared to follow up on these excellent results.

Best sample results from the Minerva area, Cusi Project

SAMPLE	Type	Length (m)	Resume	Au (ppm)	Ag ppm)	Pb (%)	Zn (%)	Cu (%)	Mn (%)	Fe (%)
DC07JP263	Channel	0.25	Bx Ka St Qtz MnO	**1.46**	3.490	0.08	0.17	0.02	+5	2.82
DC07JP262-C	Grab	-	Bx Ka St Qtz MnO	**4.6**	1.530	0.29	0.12	0.03	+5	2.32
DC07JP262-B	Channel	0.2	Bx Ka St Qtz MnO	**2.49**	794	0.09	0.04	0.01	4.03	1.32
DC07JP261-A	Channel	0.2	Bx Ka St Qtz MnO	**5.51**	719	0.41	0.06	0.01	3.43	2.21
DC07JP261-B	Channel	0.25	Bx Ka St Qtz MnO	**1.29**	697	0.08	0.05	0.01	+5	1.58
DC07JP260-A	Channel	0.15	Bx St Qtz MnO	**2.85**	659	0.20	0.08	0.02	3.69	1.61
DC07JP269-A	Chip-channel	-	Bx Fx++ St Qtz MnO	**2.23**	413	0.36	0.12	0.02	2.48	0.93
DC07JP262-A	Channel	0.3	Bx Ka St Qtz MnO	**3.45**	323	0.14	0.06	0.01	+5	1.54
DC07JP281	Chip-channel	-	Bx Ka+ Lm MnO	**2.3**	266	0.17	0.07	0.02	1.66	1.74
DC07JP270-C	Chip-channel	-	St Qtz Mno	**1.11**	254	0.16	0.07	0.01	1.13	0.68
DC07JP270-A	Chip-channel	-	St Qtz Mno	**2.13**	237	0.11	0.18	0.03	2.06	1.26
DC07JP268	Chip-channel	-	Bx Fx++ Lm	**1.83**	101	0.14	0.05	0.01	1.25	1.13
DC07JP274	Chip-channel	-	St Vt Qtz MnO	**1.33**	58	0.44	0.08	0.01	2.39	0.91

Please find attached the location map and the complete table of sample results.

Method of analysis
Samples were prepared at ALS Chemex lab facility in Chihuahua, Mexico, and analyzed by ICP and AA methods by ALS Chemex at their facilities in Vancouver, Canada.

Quality control
Grab and chip-channel samples sent for analysis consist of 2 to 5 kilo samples (average of 3.5 Kg), prepared by ALS Chemex sample preparation laboratory in Chihuahua, Mexico, and assayed for Au by 50 g fire assay with AA finish and for Ag by AA on 50 g split sample at the ALS Chemex Vancouver laboratory. Assays for Pb, Zn and Cu are done by Induction Coupled Plasma (ICP) at Chemex. The quality assurance-quality control (QA-QC) of Dia Bras has been described in detail in Roscoe Postle Associates' 43-101 report of December 2006 on Cusi.

The technical content of this news release has been approved by François Auclair, P. Geo. and Vice-President, Exploration of Dia Bras, a Qualified Person as defined in NI43-101.

About Dia Bras
Dia Bras is a Canadian exploration mining company focused on precious and base metals in the State of Chihuahua, in northern Mexico. The Company is committed to developing and adding value to its assets - the Bolivar copper-zinc project and the Cusi silver mining camp. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

For further information on Dia Bras visit www.diabras.com or contact:

Thomas L. Robyn
Executive Chairman
Dia Bras Exploration
(514) 393-8875 ext. 241

Daniel Tellechea
President & CEO
Dia Bras Exploration
(514) 393-8875 ext. 241

Nicole Blanchard
Managing Partner
Sun International
Communications
(450) 973-6600

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward-looking statements:

Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements which involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.

DIA BRAS
exploration

Cusi-Northwestern Area

Location of the Principal Deposits



N
Promontorio
San Juan
See Mnerva Area
Sample Results
Santa Marina
San Antonio (OP)
Santa
Edwiges
150 m
VISUACOM (11/2007)



LEGEND
Andesite & interbedded felsic tuffs
Bufa lithic tuff
Brecciated lithic tuff
Brecciated and altered mine zone
Quartz veining and altered mined zone
Fracture in high altered Bufa lithic tuff
Quartz veining mm and cm width
Fracture in medium altered Bufa lithic tuff
Fracture in low altered Bufa lithic tuff
Inferred thrust
Fault
Shaft, adit
Underground development
Open pit

/

Minerva Area
Cusi Project


318850 m
3125650 m
Gloria North
Minerva
3125300 m
318950 m
UTM-WGS84

Samples results from the Minerva area
Cusi Project
Dated November 15, 2007

	SAMPLE	Type	Length (m)	Summary	Au (ppm)	Ag (ppm)	Pb (%)	Zn (%)	Cu (%)	Mn (%)	Fe (%)
1	DC07JP263	Channel	0.25	Bx Ka St Qtz MnO	**1.46**	3.490	0.08	0.17	0.02	+5	2.82
2	DC07JP262-C	Grab	-	Bx Ka St Qtz MnO	**4.6**	1.530	0.29	0.12	0.03	+5	2.32
3	DC07JP262-B	Channel	0.2	Bx Ka St Qtz MnO	**2.49**	794	0.09	0.04	0.01	4.03	1.32
4	DC07JP261-A	Channel	0.2	Bx Ka St Qtz MnO	**5.51**	719	0.41	0.06	0.01	3.43	2.21
5	DC07JP261-B	Channel	0.25	Bx Ka St Qtz MnO	**1.29**	697	0.08	0.05	0.01	+5	1.58
6	DC07JP260-A	Channel	0.15	Bx St Qtz MnO	**2.85**	659	0.20	0.08	0.02	3.69	1.61
7	DC07JP267	Chip-channel	-	Bx Si+ Hm	0.89	644	0.17	0.06	0.01	2.59	1.51
8	DC07JP280-A	Chip-channel	-	Bx Ka Lm St QtzMnO	0.77	469	1.33	0.34	0.03	+5	1.41
9	DC07JP269-A	Chip-channel	-	Bx Fx++ St Qtz MnO	**2.23**	413	0.36	0.12	0.02	2.48	0.93
10	DC07JP282-B	Grab	-	Bx St Qtz MnO	0.93	413	0.06	0.08	0.01	+5	1.79
11	DC07JP262-A	Channel	0.3	Bx Ka St Qtz MnO	**3.45**	323	0.14	0.06	0.01	+5	1.54
12	DC07JP281	Chip-channel	-	Bx Ka+ Lm MnO	**2.3**	266	0.17	0.07	0.02	1.66	1.74
13	DC07JP291-B	Channel	0.2	Fx++ Ka++ MmO (fault plan)	0.63	258	0.04	0.04	0.01	1.48	1.48
14	DC07JP270-C	Chip-channel	-	St Qtz Mno	**1.11**	254	0.16	0.07	0.01	1.13	0.68
15	DC07JP283-A	Chip-channel	-	Bx St Qtz MnO	0.78	243	0.04	0.05	0.02	4.83	1.49
16	DC07JP270-A	Chip-channel	-	St Qtz Mno	**2.13**	237	0.11	0.18	0.03	2.06	1.26
17	DC07JP280-B	Grab	-	Bx Ka Lm St QtzMnO	0.5	179	0.26	0.08	0.01	2.77	1.02
18	DC07JP276	Grab	-	Block: Bx Si+ Lm MnO + Vt Qz	0.014	174	0.08	0.02	0.01	0.33	0.64
19	DC07JP278	Grab	-	Bx Ka Lm	0.13	172	1.63	0.50	0.05	+5	2.54
20	DC07JP264	Channel	0.02	Vt St Qtz MnO	0.76	168	0.03	0.02	0.00	1.69	0.85
21	DC07JP294-B	Channel	0.2	TL Si+ Fx+ MnO	0.23	142	0.06	0.06	0.03	3.94	1.50
22	DC07JP287	Channel	0.04	St Qtz MnO	0.64	135	0.02	0.03	0.01	4.15	1.73
23	DC07JP280-D	Channel	0.04	Vn St Qtz MnO	0.09	127	0.65	0.13	0.01	+5	1.52
24	DC07JP268	Chip-channel	-	Bx Fx++ Lm	**1.83**	101	0.14	0.05	0.01	1.25	1.13
25	DC07JP266	Chip-channel	-	Bx Fx++	0.311	89	0.02	0.01	0.00	0.50	0.75
26	DC07JP270-B	Chip-channel	-	St Qtz Mno	0.79	88	0.40	0.09	0.01	0.96	0.78
27	DC07JP283-B	Channel	0.08	St Qz MnO	0.23	86	0.05	0.02	0.02	0.73	0.51
28	DC07JP291-A	Channel	0.15	Vn St Qtz MnO	0.58	85	0.02	0.05	0.01	3.54	1.56
29	DC07JP269-B	Chip-channel	-	Bx Fx++ St Qtz MnO	0.50	61	0.11	0.08	0.01	1.74	1.02
30	DC07JP274	Chip-channel	-	St Vt Qtz MnO	**1.33**	58	0.44	0.08	0.01	2.39	0.91

DIA BRAS exploration

For Immediate Release

TSX Venture Exchange - DIB

No. 32 - 2007

Dia Bras Exploration Executive Chairman to Speak at the Mines & Money Conference

Montréal, Québec -November 15, 2006- Dr. Thomas L. Robyn, Executive Chairman, will speak at the Mines and Money World Congress in London, on November 21, 2007 at (2:25 p.m. BST). Dr. Robyn will present an overview of the Company's strategy and growth prospects.

Come visit us at booth #M6. For more information on attending this conference, please go to at http://www.event-space.com/mines/home.asp.

The slides used by Mr. Robyn will be available in the Investor Relations section of Dia Bras web site, diabras.com.

Also, the Company announced that its Board granted a total of 300,000 options to purchase common shares in the Company to one executive. All options have an exercise price of $0.89 and an exercise period of five years. This grant brings the total number of options outstanding to 10,618,833.

About Dia Bras

Dia Bras is a Canadian exploration mining company focused on precious and base metals in the State of Chihuahua, in northern Mexico. The Company is committed to developing and adding value to its assets - the Bolivar copper-zinc project and the Cusi silver mining camp. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

-30-

For further information on Dia Bras, visit www.diabras.com or contact:

Nicole Blanchard
Managing Partner
Sun International Communications
450.973.6600

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward-looking statements: *Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.*

DIA BRAS
exploration

630 René-Lévesque Blvd. West, Suite 2930
Montreal, Quebec
Canada, H3B 1S6

Telephone : (514) 393-8875
Fax : (514) 866-6193

VIA SEDAR

November 29, 2007

TO: BRITISH COLUMBIA SECURITIES COMMISSION
ALBERTA SECURITIES COMMISSION
ONTARIO SECURITIES COMMISSION
TSX VENTURE EXCHANGE

Re: Dia Bras Exploration Inc.

Dear Sirs:

We confirm that the following material was sent by prepaid mail on November 29, 2007 to the registered and non-registered shareholders of the Company whose names appear on a Supplemental Mailing List, as defined in the *Canadian Securities Administrators' National Policy Instrument 54-101*:

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
THIRD QUARTER ENDED SEPTEMBER 30, 2007 AND
MANAGEMENT'S DISCUSSION AND ANALYSIS DATED NOVEMBER 27, 2007.

Yours truly,

DIA BRAS EXPLORATION INC.

Leonard Teoli
Chief Financial Officer

DIA BRAS EXPLORATION INC.

BC FORM 51-901F

THIRD QUARTER ENDED SEPTEMBER 30, 2007

ISSUER DETAILS

FOR THE QUARTER ENDED :	September 30, 2007
DATE OF REPORT:	November 27, 2007
NAME OF ISSUER:	**Dia Bras Exploration Inc.**
ISSUER ADDRESS:	Suite 2750 600 de Maisonneuve Blvd. West Montreal, Quebec, Canada H3A 3J2
ISSUER FAX NUMBER:	(514) 393-8513
ISSUER TELEPHONE NUMBER:	(514) 393-8875
CONTACT NAME:	**Leonard Teoli**
CONTACT POSITION:	Chief Financial Officer
CONTACT TELEPHONE NUMBER:	(514) 393-8875 – Ext. 226
CONTACT EMAIL ADDRESS:	lteoli@diabras.com
WEB SITE ADDRESS:	WWW.DIABRAS.COM

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED yy/mm/dd
[signature]	**DANIEL TELLECHEA**	2007/11/27

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED yy/mm/dd
[signature]	**PHILIP RENAUD**	2007/11/27

DIA BRAS EXPLORATION INC.

BC FORM 51-901F

THIRD QUARTER ENDED SEPTEMBER 30, 2007

SCHEDULE "A"

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

See the unaudited consolidated Financial Statements for the nine-month period ended September 30, 2007, filed separately.

DIA BRAS EXPLORATION INC.

BC FORM 51-901F

THIRD QUARTER ENDED SEPTEMBER 30, 2007

SCHEDULE "B"

SUPPLEMENTARY INFORMATION

1. ANALYSIS OF COSTS AND DEFERRED EXPLORATION EXPENSES

	Bolivar $	Cusi $	Promontorio $	For the nine-month period ended September 30, 2007 Total $	For the year ended December 31, 2006 Total $
Balance - Beginning of period	3,285,792	7,188,433	1,197,930	11,672,155	13,537,347
Costs and deferred exploration expenses					
Property acquisition and related costs	98,360	1,097,694	-	1,196,054	3,491,849
Sampling	676,329	781,286	-	1,457,615	393,403
Geology consulting and management	671,691	593,391	-	1,265,082	1,361,780
Geophysical survey	-	-	-	-	6,915
Drilling and mining development	3,591,426	3,532,257	-	7,123,683	5,863,818
Pilot milling	3,396,627	130,163	-	3,526,790	3,538,455
Supervision and local administrative costs	451,801	209,205	1,652	662,658	1,341,295
Transportation costs	7,214,898	312,621	-	7,527,519	6,969,213
Roads	827	126,963	-	127,790	15,993
Camp costs	1,351,018	914,247	-	2,265,265	1,430,355
Capitalized amortization of exploration buildings and equipment	1,987,585	578,774	146	2,566,505	1,686,739
Stock-based compensation costs	573,794	198,941	163	772,898	1,001,173
	20,014,356	8,475,542	1,961	28,491,859	27,100,988
Write-off of mining assets - Costs and deferred exploration expenses	-	-	(1,199,891)	(1,199,891)	(147,635)
Sales of concentrate	(17,693,193)	-	-	(17,693,193)	(35,588,838)
	2,321,163	8,475,542	(1,197,930)	9,598,775	(8,635,485)
Transfer to (from) excess cost recovery - pilot mining	(2,247,334)	-	-	(2,247,334)	6,770,293
	73,829	8,475,542	(1,197,930)	7,351,441	(1,865,192)
Balance - End of period	3,359,621	15,663,975	-	19,023,596	11,672,155

2. RELATED PARTY TRANSACTIONS

See Note 16 to the unaudited Consolidated Financial Statements for the nine-month period ended September 30, 2007.

3. SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2007

- 574,000 common shares issued following exercise of stock options - $522,163;
- 996,364 common shares issued following exercise of compensation options - $1,181,141;
- No additional common share purchase warrants issued;
- No additional compensation options issued;
- 2,215,000 options granted.

4. SUMMARY OF SECURITIES AS AT SEPTEMBER 30, 2007

See Notes 9, 10 and 11 of the Notes to the unaudited Consolidated Financial Statements.

5. LIST OF DIRECTORS AND OFFICERS AS AT NOVEMBER 27, 2007

Directors: Daniel Tellechea, Thomas L. Robyn, Réjean Gosselin, André St-Michel, Philip Renaud, Robert D. Hirsh, Mario Caron and Eduardo Gonzalez

Officers: Thomas L. Robyn, *Executive Chairman*
Daniel Tellechea, *President and Chief Executive Officer*
André St-Michel, *Executive Vice-President*
François Auclair, *Vice-President, Exploration*
Leonard Teoli, *Chief Financial Officer*
Luce L. Saint-Pierre, *Corporate Secretary*

DIA BRAS EXPLORATION INC.

BC FORM 51-901F

THIRD QUARTER ENDED SEPTEMBER 30, 2007

SCHEDULE "C"

DIA BRAS EXPLORATION INC.
(AN EXPLORATION-STAGE COMPANY)

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the nine-month period ended September 30, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis ("MD&A") follows rule 51-102A of Canadian Securities Administrator regarding continuous disclosure for reporting issuers. It is a complement and supplement to the unaudited consolidated financial statements for the nine-month period ended September 30, 2007 and should be read in conjunction with those statements. It represents the view of management on the Company's current activities and its past and current financial results, as well as an outlook of the coming months. Unless otherwise specified, all dollar amounts in the MD&A are expressed in Canadian dollars.

1.1 DATE OF MD&A

The MD&A for the nine-month period ended September 30, 2007 is as of November 27, 2007.

1.2 FORWARD-LOOKING STATEMENTS

The MD&A contains forward-looking statements that express, as at the date thereof, the Company's expectations, estimates and projections regarding its business, the mining industry and the economic environment in which it operates. Forward-looking statements are reasonable, but involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements, and readers should not place undue reliance on such statements.

1.3 Q3- 2007 HIGHLIGHTS

- The exploration drilling program generates excellent results at both the Bolivar and Cusi projects;
- The Company obtains a favourable preliminary assessment from an independent engineering firm in respect to its Bolivar project;
- Pilot mining at Bolivar generates sales of concentrate of $7.03 million in the third quarter;
- Following quarter-end, the Company announces the nomination of Daniel Tellechea as new President and CEO.

1.4 NATURE OF ACTIVITIES AND OVERALL PERFORMANCE

Dia Bras Exploration Inc. (the "Company") is an exploration-stage company which owns and/or controls, through its wholly owned Mexican subsidiary Dia Bras Mexicana, more than 15,000 hectares of mining concessions in the State of Chihuahua, Mexico, all currently at the exploration stage.

Until it is determined that the mining properties contain mineral reserves or resources that can be economically mined, they are classified as mining properties. The economic viability of these mining properties has not yet been assessed. The recoverability of costs relating to the mining properties, including deferred exploration expenses, is dependent upon the discovery of economically recoverable reserves and resources, confirmation of the Company's interest in the underlying mineral mining concessions, receipt of necessary permits, the ability of the Company to obtain the necessary financing to complete the development and construction of processing facilities, as well as future profitable production or, alternatively, upon disposal of such properties at an amount equal to the Company's investment therein.

EXPLORATION ACTIVITIES DURING THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2007

Exploration continued on both the Cusi and Bolivar properties to fully evaluate their economic potential. The core drilling program initiated at the beginning of February 2007 called for 50,000 metres of drilling to be performed equally between the Cusi and Bolivar projects. In the third quarter, 13,054 metres (7,766 Bolivar and 5,288 Cusi) were drilled, bringing the year-to-date production to 33,413 metres of core drilling since the inception of the program (as corrected on October 1, 2007).

Other exploration work included surface and underground mapping, sampling and aerial photo interpretation.

a) CUSI PROJECT

The Cusi project is covered by different purchase and option agreements all entered into in 2006.

Minera Cusi agreement

In 2006, the Company entered into an option agreement to earn a 100% interest in several properties (1,133.5 hectares) with Compañia Minera Cusi ("Minera Cusi"), a private Mexican company, for US$5,000,000 payable over three years of which US$1,000,000 has been paid. The properties are subject to a sliding scale royalty in favour of Minera Cusi as follows: 2% NSR if the price of silver is equal to a maximum of US$11.00 per ounce or 3% NSR if the price of silver exceeds US$11.00 per ounce. The Company may withdraw from its option agreement under the proposed acquisition, over the three-year period, by simple notice to Minera Cusi and the forfeiture of payments.

A US$2,000,000 payment was due in August 2007. This payment was postponed as follows: US$1,000,000 was paid in September 2007 and US$1,000,000 will be paid once some mining concession registration issues are settled.

Villalobos and Rodriguez purchase agreement

In 2006, the Company entered into a purchase agreement with Hector Sanchez Villalobos and Carmen Saenz Rodriguez ("Villalobos and Rodriguez") to acquire properties (La Marisa and La India) covering 21.08 hectares. The properties are subject to a 1.5% NSR of up to a maximum of US$1,500,000 in favour of Villalobos and Rodriguez with a US$1,000,000 buy-back option.

Pershimco option agreement

In 2006, the Company entered into an option agreement with Pershimco Resources Inc. ("Pershimco") pursuant to which the Company could earn up to a 70% interest in the San Miguel-La Bamba property covering 36 hectares located in the Cusi District. The property is subject to a 2% NSR of which 1% may be bought back for US$1,000,000. As at September 30, 2007, the Company had earned a 50% interest in the project. Official legal transfer of titles remains to be completed.

Holguin Aragonez purchase agreement

In 2006, the Company entered into a purchase agreement with Manuel Holguin Aragonez ("Holguin") to acquire mining concessions covering 1,676 hectares. The properties are subject to a 1.5% NSR up to a maximum of US$1,500,000 in favour of Holguin with US$1,000,000 buy-back option.

As of this date, the majority of the mining concessions have been registered in the Company's name with some still in the process of registration.

Exploration

The Cusi project is at an advanced exploration stage. Large-scale geological mapping combined with resource evaluation and reconnaissance drilling completed in 2006 has identified a number of historical workings and prospects with significant mineralized structures, worthy of follow-up.

Fractures, veins, and mine workings occur almost continuously within a 10 km^2 surface, with a number of N/S, NW/SE and NE/SW trending zones of outcropping veins and breccias mineralized with silver and minor-to-disseminated and semi-massive veins of sulphide (Zn-Pb), found within a thick sequence of ignimbrite of Eocene age known as the Bufa Ignimbrite. This unit shows various states of surface alteration, with important zones of up to 100 metres wide intensely altered and believed to be related to fracturing or some brecciation.

The objectives for Cusi during 2007 are twofold: 1) run a classic exploration program with the aim of discovering a high-value deposit and 2) start a bulk-sampling program and pilot-mining activities. In view of these objectives, the following activities were performed:

- Regional mapping,
- Definition drilling,
- Development (dewatering, rehabilitation of old underground workings, etc.) of the previously exploited mines and identification of potential unknown resources.

Geology

The geology program initiated in 2006 continued and consisted mostly of detailed follow-up mapping and sampling at a scale of 1:200 in areas of interest, which included the Gloria, Milagro and San Nicolas area, all situated in the central Cusi camp. Partial results from the sampling of some of these structures appear very promising. Table 1 below lists some of the best results from grab samples taken in these areas and reported in Press Release #24 (September 13, 2007):

Samples	Length (m)	Summary	Au (g/ton)	Ag (g/ton) AA	Ag* (g/ton) FA	Pb (%)	Zn (%)	Cu (%)
DC077JP187-A	0.1	Vn Qtz Si++ Fx++ Hm	0.01	211	230	0.25	0.07	0.01
DC077JP201-A	0.2	Vn Qtz (LmMnO)	Ind.	Ind.	20	Ind.	Ind.	0.03
DC077JP201-B	0.2	Vn Qtz (LmMnO)	Ind.	145	150	Ind.	Ind.	0.04
DC077JP201-C	0.2	Vn Qtz (LmMnO)	0	183	70	0.29	0.01	0.04
DC077JP201-D	0.25	Vn Qtz (LmMnO)	Ind.	Ind.	20	0.05	0.09	0.02
DC077JP202	0.25	Vn Qtz Bx Vt MnO	0.01	211	230	0.25	0.07	0.01
DC077JP210	0.3	Vn Qtz	Ind.	Ind.	30	0.02	Ind.	Ind.
DC077JP213	0.1	Vn Qtz	Ind.	103	110	0.13	0.05	Ind.

These results are very important as they show an important gold mineralisation trend in the central Cusi camp sector and will enable the development of a detailed exploration program focus on precious metal.

Drilling

From July 2007 to September 2007, 5,288 metres of diamond core drilling was performed on the Cusi project (5,159 metres from surface and 129 from underground), and 1,155 split core samples were sent for analysis. Drilling was performed as follows: 1,950 metres at Santa Edwiges from surface and 129 metres from underground, 876 metres along the San Marina trend (surface), and some 2,333 metres at Promontorio (surface).

Highlights of the drilling in the Cusi area came from the San Antonio - San Marina trend where hole DC07B102 was drilled to test the area between the San Antonio structure and the San Marina veins system at the 1700 level. The hole intersected a 4.5 metre interval (core length) which assayed 248 g/t Ag, and 0.9% Zn and 0.9% Pb. A second, sulphide rich zone, was intersected from 342 to 357 metres core length (estimated true width of 10.6 metres) which assayed 24 g/t Ag, 1.6% Pb and 1.9% Zn.

In the Promontorio area, hole DC07B117, drilled to intersect the El Gallo vein structure assayed 115 g/t Ag over 12 metres core length (156.5 to 168.5), which is estimated at 11.8 metres true width.

La India (refer to Villalobos and Rodriguez purchase agreement)

Minimal work has been carried out in this area during the third quarter ended September 30, 2007.

Santa Edwiges (refer to the Minera Cusi option agreement)

Work performed at Santa Edwidges was mainly of mining development essence in order to improve access. In excess of 300 metres of drifts were completed and over 10,000 tonnes of material were extracted and sent to the Malpaso milling facilities for further tests.

Promontorio Mine (refer to the Minera Cusi option agreement)

Work performed at the Promontorio Mine was mainly of mining development essence as a ramp is being developed to access the target sections.

San Juan property (refer to the Holguin Aragonez purchase agreement)

Minimal work has been carried out in this area during the third quarter ended September 30, 2007.

b) Bolivar Projects - Exploration

The Bolivar project is covered by different purchase and option agreements:

Bolivar III and IV (Bolivar mine property) option agreement

In 2004, the Company entered into a commercial agreement with the owners of the Bolivar Mine property (Bolivar III and Bolivar IV). The agreement provides for the acquisition by the Company of 100% of the Bolivar Mine property for a consideration of US$1,200,000 payable over a two-year period. 50% of the remaining payment of US162,500 was made subsequent to quarter end.

Legal proceeding in Mexico over this property is pending against one of the Company's subsidiaries, Dia Bras Mexicana S. de R.L. de C.V. (refer to note 18 on Contingency in the 2006 year-end audited financial statements).

Piedras Verdes option agreement

In 2004, the Company entered into an option agreement to acquire a 100% interest in the Piedras Verdes property for a cash consideration of US$200,000 payable over a two-year period. The remaining payment of US$10,000, in agreement with the optionor, will be made at the time of transfer of the property titles.

San José project

In 2003, the Company entered into an option agreement with El Paso Partners, Ltd. to acquire a cumulative interest of up to 100% in the San José silver and base metal property by incurring exploration expenditures of US$1,638,000 and cumulative option payments.

Exploration

The Bolivar project is at an advanced exploration stage with pilot mining of approximately 350 tonnes per day of Cu-Zn (Ag) material. Large-scale geological mapping combined with resource definition and reconnaissance drilling completed in 2006 had identified a number of potentially economical bodies and significant mineralized structures, which will be followed up on during the 2007 exploration program.

Skarn and mine workings occur almost continuously along a NW/SE trending zone of outcropping mineralization with a minimum 3 km strike length. From NW to SE, they are: the Bolivar mine (divided into Bolivar NW; Bolivar, with three high-grade trends termed Fernandez, Rosario-Rodolfo and Breccia Linda; and Bolivar Sur, with indicated resources of magnetite-Cu), El Gallo, where drilling is presently in progress, La Increíble, with Cu-Zn hosted by highly fractured and brecciated andesitic volcanic rock (currently being drilled), La Montura, which has a couple of drill holes, and Area Central, La Pequeña, Arizona and El Val/Aliso.

Geophysical and geological information, as well as underground workings, tend to indicate that NW/SE and NE/SW cross-structures host a number of higher grade ore shoots. The pattern can also be observed on the surface when lines are traced from Bolivar to El Gallo and from La Increíble to El Gallo. It is thought that the NW/SE fractures could have been feeders along which the mineralized fluid could have percolated.

A NI43-101-compliant resources evaluation was conducted by Geostat International during this quarter and resulted in the identification of some 597,000 tonnes (in all categories) of Cu - Zn resources at an average grade of 5.4% CuEq in the Upper Skarn of the Bolivar Project and of 936 000 tonnes at 1.99% CuEq.

Resources of the Upper Skarn of the Bolivar Project
Calculated by Yann Camus, Geostat Systems International Inc., 2007-09-22
The cutoff grade applied in the Upper Skarn is 2.5% Cueq

Classification	Mineralized Areas	Tonnes	SG (t/m³)	Cu %	Zn %	Au (g/t)	Ag (g/t)	% Fe	% Cueq*
Total Measured	All areas	85,900	3.52	1.75	7.01	0.11	25.7	6.04	5.46
Total Indicated	All areas	236,400	3.52	1.84	5.63	0.30	45.2	6.58	5.05
Measured+ Indicated	All areas	322,400	3.52	1.82	6.00	0.25	40.0	6.44	5.16
Total Inferred	All areas	274,600	3.52	2.04	6.36	0.35	50.5	6.73	5.67

Resources of the Lower Skarn of the Bolivar Project *The cutoff grade applied in the Lower Skarn (%Cueq) is variable*									
Cutoff on the %Cueq	**Classification**	**Tonnes**	**SG (t/m^3)**	**% Cu**	**% Zn**	**Au (g/t)**	**Ag (g/t)**	**% Fe**	**% Cueq***
0.00	Inferred	22,230,000	3.27	0.32	0.08	0.09	6.4	6.58	0.43
0.25	Inferred	13,280,000	3.27	0.49	0.11	0.13	9.7	9.43	0.65
0.50	Inferred	6,114,000	3.27	0.76	0.13	0.20	15.1	12.50	0.99
0.75	Inferred	3,248,000	3.27	1.04	0.14	0.27	20.5	15.26	1.34
1.00	Inferred	2,320,000	3.27	1.19	0.15	0.31	23.2	16.79	1.52
1.25	Inferred	1,438,000	3.27	1.39	0.17	0.38	26.4	18.43	1.77
1.50	Inferred	936,000	3.27	1.57	0.17	0.45	29.3	19.22	1.99

Inferred resources of the Lower Skarn and Upper Skarn of the Bolivar Project									
Cutoff on the %Cueq LS - US	**Classification**	**Tonnes**	**SG (t/m^3)**	**% Cu**	**% Zn**	**Au (g/t)**	**Ag (g/t)**	**% Fe**	**% Cueq***
0.00 - 2.50	Inferred	22,505,000	3.27	0.34	0.16	0.09	6.98	6.58	0.50
0.25 - 2.50	Inferred	13,555,000	3.27	0.52	0.23	0.14	10.55	9.38	0.75
0.50 - 2.50	Inferred	6,389,000	3.28	0.82	0.39	0.21	16.60	12.25	1.19
0.75 - 2.50	Inferred	3,523,000	3.29	1.12	0.63	0.28	22.88	14.59	1.67
1.00 - 2.50	Inferred	2,595,000	3.30	1.28	0.81	0.31	26.08	15.72	1.96
1.25 - 2.50	Inferred	1,713,000	3.31	1.49	1.16	0.37	30.26	16.55	2.40

A positive preliminary economic assessment report was delivered in early November and should allow for a positive outlook for the continuation of this project.

Bolivar Mine property (refer to the Bolivar III and IV (Bolivar Mine property) option agreement)

The Bolivar property and extensions continue to be the main exploration targets in the Cieneguita region. During the nine-month period ended September 30, 2007, total investment in property costs and exploration and development expenses on the Bolivar project and the pilot-mining program amounted to approximately $20.0 million.

Geology

During the third quarter, more geological mapping was conducted south and west of the main Bolivar Mine area, in the El Gallo area, and was initiated in the La Montura area.

Diamond Drilling

From July to September 2007, 5,259.8 metres had been drilled from the surface and 2,506 metres underground (corrected as of October 1, 2007). All underground drilling was performed at Bolivar Alta Ley. One surface drill rig, and two underground diamond core drills were dedicated to drill in the Bolivar Alta Ley area, while two drills were adding more metrage in the El Gallo area and one drill was dedicated to the El Val - La Montura area, where favourable geology had been identified during the surface geological mapping program.

Bolivar Alta Ley area

During the third quarter, more drilling was conducted both from underground and surface, which enabled a better definition of the newly discovered resources area.

Some 2,095 metres of drilling took place from the surface and 2,568 metres underground to assess potential ore bearing structures and lenses in the Fernandez, Selena and San Francisco area trend.

Most of the work in the third quarter was directed towards the evaluation of the resources at the mine. All drilling and underground data were compiled into the Geostat International GeoBase software and then sections were generated with the Geostat SetCad software. Once geological interpretation and wire frame were constructed, Geostat BlokCad software was used to define individual composites.

El Gallo area

In the El Gallo area, more drilling was done to assess the potential of the area. Some 1,272 metres of drilling was performed. Production was hampered by the move of one drill rig to the Bolivar Alta Ley.

Almost every drill hole in this area intersected both Upper and Lower Skarn type mineralisation, and some of the best results were observed in holes DB07B198, 199 and 202. Examples are given in the table below:

Drill hole	From	To	Interval	Cu (%)	Zn (%)	Au (ppm)	Ag (ppm)	Zone
DB07B198	126.0	127.0	1.0	0.01	1.61	2.48	5	US
	153.0	167.0	14.0	1.16	0.07	0.08	28	LS
including	153.0	157.0	4.0	2.23	0.16	0.09	43	
	202.0	209.0	7.0	1.00	0.02	0.44	30	LS
	213.0	221.0	8.0	1.26	0.04	0.14	22	LS
including	214.0	215.0	1.0	3.60	0.13	0.53	54	LS
DB07B199	116.0	119.0	3.0	0.19	10.36	0.02	6	US
	233.0	252.0	19.0	1.39	0.11	0.67	27	LS
including	237.0	238.0	1.0	3.46	0.19	1.43	61	
DB07B201	Pending							
DB07B202	63.5	66.8	3.3	0.18	6.9	0.03	7	US
	79.7	82.7	3.0	0.42	12.4	0.02	7	US
	85.0	97.5	12.5	1.3	Nil	0.05	23	LS

El Val area

Drilling resumed in this area during the third quarter and resulted in the discovery of a new mineralized unit. Drill hole DB07B209 intersected 2.0 metres of 7.7% Zn in an Upper Skarn type environment, contained within a much broader mineralized section of some 30 metres (89 to 123 metre core length). This unit appears very promising.

Pilot-mining program

During the quarter, the Company continued its pilot-mining program at the Bolivar Mine project. The program generated sales of $7.0 million during that period, $17.7 million for the nine-month period ended September 30, 2007 ($15.0 and $26.5 million in 2006).

Pilot-mining direct operating cash costs increased due to higher tonnages of material being transported from the Bolivar site and processed at the Company's Malpaso milling facilities, higher transport costs due to the inconsistent availability of railroad services and increased labour costs.

During the quarter, the zinc market price has declined 19.2% from an average price of $1.61 per lb. in July to $1.30 in September and 4.1% for copper from an average price of $3.62 in July to $3.47 in September. This decline impacted negatively the final settlement provision as at September 30, 2007.

As at September 30, 2007, 11.8 million payable lbs. of zinc and 2.8 million payable lbs. of copper remained open for future final settlement representing an estimated provision value of $889,327 as at that date.

Below is a summary of the Bolivar pilot-mining program results for the nine-month period ended September 30, 2007.

Bolivar Pilot-Mining Program – Q3-2007

			Cumulative 9 months	
	Q3-2007	Q3-2006	2007	2006
Tonnes processed	34,841	23,588	93,095	68,633
Grade zinc	7.70%	9.63%	6.66%	11.44%
Grade copper	1.37%	2.12%	1.29%	2.27%
Zn recovery	88.55%	91.96%	87.03%	91.98%
Cu recovery	81.71%	85.96%	80.61%	81.29%
Average price zinc per lb.	$1.46	$1.54	$1.56	$1.29
Average price copper per lb.	$ 3.51	$3.53	$3.22	$2.96
Total zinc concentrate produced (DMT)	4,121	3,504	9,363	12,288
Total zinc produced (in million of lbs.)	5.25M	4.62M	11.9M	16.1M
Total copper concentrate produced (DMT)	1,450	1,497	3,498	4,393
Total copper produced (in million of lbs.)	0.86M	0.94M	2.1M	2.8M

The Company's total pilot-mining production of concentrate is sold to MRI Trading AG (MRI), a Swiss-based, privately owned commodity trading company, pursuant to a standard concentrate purchase agreement. Total billings to MRI during the quarter amounted to US$6.2 million (a cumulative US$15.7 million for the nine month period ended September 30, 2007). For the corresponding period in 2006 total billings amounted to US$9.4 million and a cumulative US$21.8 million. Those amounts were higher in 2006 since the Company had completed final settlement billings of US$3.7 million including US$2.3 million in the third quarter of 2006, compared with US$1.0 million and none during the third quarter of 2007.

The pilot-mining program provides essential data on costs, logistics, grade, recovery and metallurgy that will serve for a feasibility study on the Bolivar property. The objective of the program is to generate sufficient cash flow from zinc and copper concentrate production to help finance development and exploration at the Bolivar project.

It is important to note that the Bolivar Mine property has not yet reached the commercial production stage. The completion of a feasibility study is required to confirm the economic viability of a property before a property is brought into commercial production. The pilot-mining program will end with the completion of

the feasibility study. Until the Company reaches the commercial production stage, revenue from sales of concentrate from a pilot-mining program prior to commencement of commercial production is recorded as a reduction of the related costs and deferred exploration expenses capitalized to the Bolivar Mine property.

If the accumulated revenue from sales of concentrate from the pilot-mining program exceeds the related accumulated costs and deferred exploration expenses, then the excess cost recovery is included in long-term liabilities until (i) the situation is reversed, or (ii) commercial production has begun, at which time it will be net against construction costs, if any, of the new facilities, or (iii) the property is abandoned.

1.5 Results of Operations

Corporate

During the three-month period ended September 30, 2007, the Company incurred a loss of $1,885,151 ($0.02 per share) (a cumulative loss of $5,504,772 ($0.05 per share) for the nine-month period ended September 30, 2007) compared with a loss of $406,545 ($0.01 per share) (a cumulative loss of $1,495,951 ($0.02 per share)) for the corresponding periods of 2006.

The increase in the quarterly and a cumulative loss is explained as follows:

Income

Interest income amounted to $106,864 (cumulative $438,963) ($89,723 and a cumulative $159,478 for the corresponding 2006 periods) due to higher average level of cash on hands and increased interest rates.

Expenses

During the quarter, due to the adoption as of January 1, 2007 of the new accounting principles related to financial instruments, the Company recorded a loss of $663,807 (a cumulative loss of $994,459 for the nine-month period ended September 30, 2007) on the variation in value of financial instruments (imbedded derivative included in the Company's concentrate sales agreements) reflected in the final settlement billings and provision change in value. Prior to January 1, 2007, any changes in value at the final settlement billing stage or final settlement provision revaluation were recorded as a sales adjustment. As the Company is applying sales of concentrate against the costs of exploration before commencement of commercial production, those changes did not have any effect on the results of operations.

Also following the new rules, the Company recorded, during the quarter, a non monetary loss on change of value of the temporary investment of $561,000 (cumulative loss of $76,500 for the nine-month period ended September 30, 2007).

During the quarter, the Company also recorded a loss on currency exchange of $389,605 due to a decrease in the value of the Mexican peso and the US dollar against the Canadian dollar (a cumulative loss of $1,109,915 for the nine-month period ended September 30, 2007) (a gain of $250,473 and a cumulative loss of $342,936 for the same period in 2006). This loss is mainly attributable to the conversion value of the outstanding final settlement provision into Canadian dollars and of the conversion of monetary assets in Mexico.

During the quarter, the Company recorded a stock-based compensation non-cash cost of $112,200 related to the grant of 150,000 entirely vested options (a cumulative cost of $880,346 for the nine-month period ended September 30, 2007 - 2,215,000 options granted). For the same period in 2006, stock-based compensation costs amounted to $445,185 for a cumulative expense of $761,917 - 4,700,000 options granted).

Total administrative expenses for the quarter amounted to $383,605 (a cumulative amount of $1,357,718 for the nine-month period ended September 30, 2007) compared with $406,234 and a cumulative $1,167,755 for the corresponding period in 2006. This cumulative increase is explained by increased salaries and personnel, increased office expenses related to the moving of premises, network and communication project expenses.

All other corporate costs including professional and consulting fees and public company related costs are consistent with last year's expenses and budget.

During the quarter, a future income tax recovery provision was recorded in the amount of $224,363 (a cumulative future income tax provision of $30,637 for the nine-month period ended September 30, 2007).

1.6 Summary of Quarterly Results

Quarter ended	Loss $	Loss per share $
September 30, 2007	1,885,151	0.02
June 30, 2007	2,196,390	0.02
March 31, 2007	1,423,231	0.02
December 31, 2006	417,065	< 0.01
September 30, 2006	406,545	< 0.01
June 30, 2006	709,539	< 0.01
March 31, 2006	379,867	< 0.01
December 31, 2005	1,287,232	0.02

1.7 Liquidity and working capital

As at September 30, 2007, the Company's working capital amounted to $11,272,523 including $9,039,698 in cash and cash equivalents compared with $26,977,205 as at December 31, 2006, including $19,704,587 in cash and cash equivalents.

Working capital decreased over the quarter due to exploration and development expenditures incurred on the Cusi and Bolivar projects and additional capital and property payments mainly on the Cusi project which amounted to approximately $10.0 million while sales of concentrate amounted to $7.0 million.

Decrease was also due to the reduction in value of 10.3% of the US dollar and of 5.1% of the Mexican peso against the Canadian dollar which affected mainly the provision for final settlement value.

This level of liquidity is sufficient to meet the current liabilities of $2,022,451 and to support operations, property payments and the exploration program for 2007.

As at September 30, 2007, sales tax and other receivables amounted to $1,628,830 ($3,981,826 as at December 31, 2006) and are mostly comprised of Mexican recoverable input tax credits. The amount of IVA receivable from 2005 has been reduced to approximately $260,000, as the Company recovered two additional months. The 2007 filings have been recovered in proper delays. As at September 30, 2007, no allowance was taken with respect to any of the amounts receivable.

Receivables of $1,388,814 as at September 30, 2007, ($3,347,046 as at December 31, 2006) represent the current billing and the adjusted provision for final settlement billings. The decrease in the price of base metals during the third quarter had a negative impact on the final settlement provision estimate as at September 30, 2007 of $889,327 ($1,778,363 as at December 31, 2006). The actual final settlement billings could be higher or lower depending on the fluctuation of commodity prices.

Accounts payable and accrued liabilities amounted to $2,022,451 ($888,403 as at December 31, 2006) and are mainly comprised of current usual business transaction balances.

1.8 Capital Resources, Investing and Financing Activities

The mineral properties of the Company are in the exploration stage and, as such, the Company has no commercial production revenues. The exploration and development of the Company's properties depend on the Company having sufficient funds to carry out its plans. The availability of funds is partially dependent on capital markets. The Company's main sources of financing are the issuance of equity shares.

The Company also carries a pilot-mining program at its Bolivar Mine property and sales of concentrates proceeds which are disclosed in reduction of accumulated costs capitalized to the project are used to finance part of the Company's exploration activities.

The Company did not complete any private placement during the period. For the nine-month period ending September 30, 2007 a total of 574,000 stock options and 996,364 broker compensation options were exercised raising respectively $367,450 and $996,364.

The pilot-mining program at Bolivar generated sales of $17.7 million during the first nine months of 2007.

During the quarter, the Company invested $10.0 million in cost and deferred exploration expenses and capital expenditures for a total cumulative amount of $30.7 million for the nine-month period ended September 30, 2007.

1.9 Financial Commitments

The Company's financial commitments are as follows:

- A five-year lease signed jointly with two other companies in February 2004, at an annual rent of $150,000. The rent is prorated between the three companies on the basis of space used;
- A five-year lease for office premises at an annual rent of $60,000; and
- In order to exercise its various options on the mining properties, the Company must make the following payments:

Year	Amount US$
2007	1,182,000
2008	2,112,500
2009	75,000

1.10 Off-Balance

The Company did not enter into any off-balance sheet arrangement.

1.11 Related Party Transactions

During the period, the Company paid for services provided by companies controlled by officers of the Company. Those services, relating to project management and corporate activities, are essential to the Company and are recorded at their exchange value.

1.12 New Accounting Policies Including Initial Adoption

Effective January 1, 2007, Dia Bras Exploration Inc. adopted the new Canadian Institute of Chartered Accountants ("CICA") handbook sections accounting related to Financial Instruments Section 1530, "Comprehensive Income", Section 3251 "Equity", and Section 3855 "Financial Instruments-Recognition and Measurement".

Section 1530 "Comprehensive Income"

Section 1530 introduced a new requirement to present certain revenues, expenses, gains and losses arising from transactions and other events from non-owner sources, that otherwise would not be immediately recorded in income, in a comprehensive income statement which is now required to constitute a complete set of financial statements. The accumulated effect of comprehensive income or loss can now be found in equity of the Consolidated Balance Sheet as Accumulated Other Comprehensive Income.

Section 3855 "Financial Instruments-Recognition and Measurement"

One of the basic principles of Section 3855 is that fair value is the most relevant measure for financial instruments.

Financial assets must be classified into one of the four following categories:

- Held-to-maturity investments (measured at cost);
- Loans and receivables (measured at amortized cost);
- Held for trading assets (measured at fair value with changes in fair value recognized in earnings immediately);
- Available-for-sale assets, including investments in equity securities, held-to-maturity investments that an entity elects to designate as being available for sale and any financial asset that does not fit into any other category (measured at fair value with changes in fair value accumulated in Other Comprehensive Income until the asset is sold).

Financial liabilities, which include long-term debt and other similar instruments, must be accounted for at amortized cost, except for those classified as held for trading, which must be measured at fair value.

Sales of concentrate: Effective January 1, 2007, final settlement billings adjustments are recorded in the Consolidated Statements of Operations and Deficit instead of an adjustment to sales of concentrate which before commencement of commercial production in accordance with the company accounting policy is recorded as a reduction of the related deferred exploration expenses.

Variation of value provision for final settlement due to commodity prices and exchange rate changes are also recorded in the Consolidated Statements of Operations and Deficit.

1.13 Critical Accounting Policies

Financial Instruments – Recognition and Measurement

Refer to section 1.12 above.

This represents a critical accounting policy since it will have an impact on the consolidated financial statements, as the embedded derivative included in the sales agreement for concentrate will need to be recorded at the fair value at each balance sheet date with the corresponding change in fair value recorded in the Consolidated Statements of Operations and Deficit. Prior to January 1, 2007, change in value was recorded as an adjustment to sales and therefore as a reduction of the related deferred exploration expenses in accordance with the Company accounting policy.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where management judgment is applied are allowance for doubtful accounts, asset valuations, contingent liabilities, and future income taxes. Actual results could differ from those estimates, and such differences could be material.

Mining assets

Mining assets include mining rights and options to acquire interests in mining properties, deferred exploration expenses, land, exploration buildings and equipment, supplies inventory that will be used for exploration, and deposits on future mining assets. All costs directly related to foreign projects are capitalized.

Costs and deferred exploration expenses

Costs and exploration expenses are deferred until the economic viability of the project has been established, at which time costs are added to property, plant and equipment. Costs are written off when properties are abandoned or when cost recovery is uncertain. Management has defined uncertainty as either there being no financial resources available for development over a period of three consecutive years or results from exploration work not warranting further investment.

Proceeds from the sale of a mining asset are applied against related carrying costs, and any excess is reflected as a gain in the Consolidated Statements of Operations and Deficit. In the case of a partial sale, if carrying costs exceed the proceeds, only the loss is reflected.

Revenue from sales of concentrate from a pilot-mining program prior to commencement of commercial production is recorded as a reduction of the related costs and deferred exploration expenses and is recognized when the following conditions are met:

- persuasive evidence of an arrangement exists;
- delivery has occurred under the terms of the arrangement;
- the price is fixed or determinable; and
- collection is reasonably assured.

The Company's concentrate is sold under pricing arrangements whereby final settlement prices are determined by quoted market prices in a period subsequent to the date of sale. The concentrate is provisionally priced at the time of shipment on known prices at that time and thereafter adjusted to reflect changes using forward prices for the expected month of the final settlement. Subsequent variations of the price are recorded in the Consolidated Statement of Operations and Deficit.

If the accumulated revenue from sales of concentrate from the pilot-mining program exceeds the related costs and deferred exploration costs, then the excess cost recovery is included in long-term liabilities until (i) the situation is reversed, or (ii) commercial production has begun at which time it will be netted against construction costs, if any, of the new facilities, or (iii) the property is abandoned.

The Company assumes that commercial production on the Bolivar project will commence no later than at the end of 2009. Commercial production has been defined as being the stage where the Company reaches a production level of 65% of mill capacity for a consecutive period of 90 days within a maximum period of six months. The production level will be calculated on the rated capacity of an on-site mill.

This represents a critical accounting policy, as it will impact the presentation of revenues and expenses from mining activities, which are currently recorded as a reduction of the related costs and deferred exploration expenses instead of being included in the determination of net income.

The inventory from pilot mining is recorded at the lower of cost and net realizable value.

Asset retirement obligations

Asset retirement obligations are recognized at fair value in the period in which the Company incurs a legal obligation associated with the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and amortized over its remaining useful life. The liability is accreted using a credit-adjusted, risk-free interest rate.

This represents a critical accounting policy, as the Company, based on its review of the status of its operations under the current Mexican environmental legislation, determined it does not carry any asset retirement obligation and therefore, has not recognized such obligation.

A liability stemming from any asset retirement obligation will be recorded in the period in which such obligation arises.

1.14 Financial Instruments and Other

The Company does not use financial or other instruments, however management considers that an imbedded derivative is included in the Company's concentrate sales agreements.

1.15 Risk and Uncertainties

Business risk

The exploration for and development of mineral deposits involve significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. All the Company's mining properties are at the exploration stage. There is no assurance that the Company's exploration programs will result in any discoveries of commercial ore bodies.

The Company has numerous competitors with greater financial, technical and other resources.

Land title

The Company is taking reasonable measures in accordance with industry standards for properties at that stage of exploration to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers and title may be affected, amongst other things, by undetected defects.

Capital needs

The exploration, development, mining and processing of the Company's properties will require substantial additional financing. The only current sources of future funds available to the Company are the sale of additional equity capital, the borrowing of funds and sales of concentrate through its pilot-mining activities. There is no assurance that such funding will be available to the Company or that it will be obtained on terms favourable to the Company or will provide the Company with sufficient funds to meet its objectives, which may adversely affect the Company's business and financial position. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all of the Company's properties or even a loss of property interest.

Regulation and environmental requirements

The activities of the Company require permits from various governmental authorities and are subject to bylaws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, environmental protection and other matters. Increased costs and delays may result from the need to comply with applicable laws and regulations. If the Company is unable to obtain or renew licenses, approvals and permits, it may be curtailed or prohibited from proceeding with exploration or development activities.

Commodity prices

The Company is exposed to commodity price risk for variations in concentrate prices, as final prices are determined by quoted market price in a period subsequent to the date of sale. The Company does not use derivative instruments to mitigate this risk.

Uninsured risks

The Company's business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in mining, monetary losses, and possible legal liability.

Foreign exchange risk

The Company's sales of concentrate and part of its purchases are denominated in foreign currencies, primarily in U.S. dollars and Mexican pesos. Consequently, certain assets and liabilities, namely cash and cash equivalents, receivables, sales tax and other receivables, accounts payable and accrued liabilities, as well as certain revenues and expenses, include amounts that are exposed to currency fluctuations.

Credit risk

The Company is subject to concentrations of credit risk through cash and cash equivalents, receivables, and sales tax and other receivables. The Corporation maintains substantially all of its cash and cash equivalents with major financial institutions in Canada and in Mexico. Therefore, credit risk of counterparty non-performance is remote. The totality of the Company's receivables is with a sole client and is subject to normal credit risks. The totality of sales tax receivable is with the Government of Mexico, and, as such, management believes it also represents a normal credit risk.

Interest rate risk

The Company's receivables, sales tax and other receivables, and accounts payable and accrued liabilities are non-interest bearing. Cash and cash equivalents bear interest at variable and fixed rates.

1.16 Outlook

The Company is currently planning its 2008 exploration program. Recent excellent results of sampling and analysis at the unexplored Minerva area (Cusi district) has outlined additional drilling target for 2008.

The Company obtained a positive recommendation from the NI43-101 preliminary assessment report from Geostat International and will pursue its plan of action in terms of exploration commitment, to bring the Bolivar project to the next level in view of an eventual commercial production status.

During the fourth quarter, the Company will complete its 2007 drilling program on both Cusi and Bolivar which should bring a total combined of 45,000 metres of drilling just a little bit short of its objectives of 50,000 metres.

The Company will start marketing its produced silver concentrate looking for a selling agreement of its eventual Cusi pilot-mining production.

The Company's objectives for the remainder of 2007 and for 2008 are as follows:

- Plan an aggressive exploration program to expand existing resources at Bolivar;
- Continue pilot production and positive cash flow from Bolivar with the view to move this property into commercial production status;
- Plan a pre-feasibility or feasibility study at Bolivar to build a mill on-site and reduce cash production costs;
- Continue exploration at Cusi for the definition of NI43-101 resource;
- Emphasize cost control in all areas of the organization;
- Blue sky exploration outside Bolivar and Cusi mining areas;
- Initiate pilot mining at Cusi.

1.17 CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

There have been no changes in the Company's internal control over financial reporting that have occurred during the quarter ended September 30, 2007 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

1.18 Other Requirements

(a) Additional information is available on SEDAR at www.sedar.com and on the Company's Website at www.diabras.com.

(b) (i) NATIONAL INSTRUMENT 51-102 - SECTION 5.3

Analysis of costs and deferred exploration expenses

	Bolivar $	Cusi $	Promontorio $	For the nine-month period ended September 30, 2007 Total $	For the year ended December 31, 2006 Total $
Balance - Beginning of period	3,285,792	7,188,433	1,197,930	11,672,155	13,537,347
Costs and deferred exploration expenses					
Property acquisition and related costs	98,360	1,097,694	-	1,196,054	3,491,849
Sampling	676,329	781,286	-	1,457,615	393,403
Geology consulting and management	671,691	593,391	-	1,265,082	1,361,780
Geophysical survey	-	-	-	-	6,915
Drilling and mining development	3,591,426	3,532,257	-	7,123,683	5,863,818
Pilot milling	3,396,627	130,163	-	3,526,790	3,538,455
Supervision and local administrative costs	451,801	209,205	1,652	662,658	1,341,295
Transportation costs	7,214,898	312,621	-	7,527,519	6,969,213
Roads	827	126,963	-	127,790	15,993
Camp costs	1,351,018	914,247	-	2,265,265	1,430,355
Capitalized amortization of exploration buildings and equipment	1,987,585	578,774	146	2,566,505	1,686,739
Stock-based compensation costs	573,794	198,941	163	772,898	1,001,173
	20,014,356	8,475,542	1,961	28,491,859	27,100,988
Write-off of mining assets - Costs and deferred exploration expenses	-	-	(1,199,891)	(1,199,891)	(147,635)
Sales of concentrate	(17,693,193)	-	-	(17,693,193)	(35,588,838)
	2,321,163	8,475,542	(1,197,930)	9,598,775	(8,635,485)
Transfer to (from) excess cost recovery - pilot mining	(2,247,334)	-	-	(2,247,334)	6,770,293
	73,829	8,475,542	(1,197,930)	7,351,441	(1,865,192)
Balance - End of period	3,359,621	15,663,975	-	19,023,596	11,672,155

(ii) NATIONAL INSTRUMENT 51-102 - SECTION 5.4

Disclosure of outstanding securities as at November 27, 2007

Common shares: 111,371,269

Warrants: nil

Compensation options: nil

Options outstanding: 10,318,333

Number of options	Exercise price $	Expiry date
600,000	0.85	October 2008
930,000	0.75	August 2009
400,000	0.75	February 2010
1,353,333	0.30	September 2010
125,000	0.22	September 2010
2,545,000	0.40	February 2011
1,890,000	0.90	September 2011
40,000	0.98	January 2012
1,735,000	1.10	April 2012
250,000	1.28	June 2012
150,000	1.25	July 2012
300,000	0.89	October 2012

Corporate Information

Corporate Head Office

Suite 2750
600 de Maisonneuve Blvd. West
Montréal, Québec H3A 3J2

Tel.: (514) 393-8875
Fax: (514) 393-8513

Ticker symbol

TSX Venture Exchange TSX
Symbol: DIB

Auditors

PricewaterhouseCoopers LLP
Suite 2800
1250 René-Lévesque Blvd. West
Montréal, Québec H3B 2G4

Registrar and Transfer Agent

Computershare Trust Company of Canada

Investor Relations consultant

Nicole Blanchard
Managing Partner
Sun International Communications

Tel.: (450) 627-6600
E-mail: nicole.blanchard@suncomm.com

Investor relations

Nathalie Dion
Investor Relations Manager
Tel.: (514) 393-8875, ext. 241
E-mail: ndion@diabras.com

Leonard Teoli
Chief Financial Officer
Tel.: (514) 393-8875, ext. 226

Website
www.diabras.com

Board of Directors

Thomas L. Robyn
Executive Chairman

Daniel Tellechea

Réjean Gosselin

Robert D. Hirsh

Philip Renaud

André St-Michel

Mario Caron

Eduardo Gonzalez

Officers

Thomas L. Robyn, Ph.D.
Executive Chairman

Daniel Tellechea
President and Chief Executive Officer

André St-Michel, Eng., M.Sc.
Executive Vice-President

François Auclair, M.Sc., Geo., FGAC
Vice-President, Exploration

Leonard Teoli, C.A.
Chief Financial Officer

Luce L. Saint-Pierre, LL.B., C.A.
Corporate Secretary

DIA BRAS
exploration

DIA BRAS EXPLORATION INC.

Interim Consolidated Financial Statements

Nine-month period ended September 30, 2007
(UNAUDITED)

Dia Bras Exploration Inc.

Consolidated Balance Sheets
(unaudited)

	As at September 30, 2007 $	As at December 31, 2006 $
Assets		
Current assets		
Cash and cash equivalents	9,039,698	19,704,587
Receivables (note 4)	1,388,814	3,347,046
Sales tax and other receivables	1,628,830	3,981,826
Inventories from pilot-mining program, at cost (note 5)	263,153	471,981
Temporary investment (note 6)	663,000	340,000
Prepaid expenses	311,479	20,168
	13,294,974	27,865,608
Property, plant and equipment (note 7)	245,394	-
Mining assets (note 8)	35,354,850	24,126,921
Future income tax assets	2,705,139	758,402
	51,600,357	52,750,931
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	1,945,467	830,978
Income taxes payable (note 13)	57,796	57,425
Deferred tenant allowance	19,188	-
	2,022,451	888,403
Excess cost recovery – pilot mining (note 8 (a) (i))	4,522,959	6,770,293
Deferred tenant allowance	73,552	-
Future income tax liabilities (note 13)	2,705,139	727,765
	9,324,101	8,386,461
Shareholders' Equity		
Share capital (note 9)	53,011,371	51,308,067
Warrants and compensation options (note 10)	-	193,603
Contributed surplus (note 12)	8,097,580	6,590,223
Deficit	(18,832,695)	(13,727,423)
	42,276,256	44,364,470
	51,600,357	52,750,931

Commitments and Contingency (notes 17 and 18)

Dia Bras Exploration Inc.

Consolidated Statements of Operations and Deficit
(unaudited)

	For the three-month period ended September 30, 2007	2006	For the nine-month period ended September 30, 2007	2006
	$	$	$	$
Income				
Interest income and other	106,864	89,723	438,963	159,478
Gain on disposal of temporary investment (note 6 (c))	-	-	-	152,800
Gain on currency exchange	-	250,473	-	250,473
Miscellaneous revenues	4,252	(15,322)	5,021	12,375
	111,116	324,874	443,984	575,126
Expenses				
Administrative expenses	383,605	406,234	1,357,718	1,167,755
Stock-based compensation costs (note 11)	112,200	445,185	880,346	761,917
Interest expenses	7,138	-	32,559	-
Amortization of property, plant and equipment	18,278	-	45,654	-
Write-off of mining assets (note 8 (iv))	-	-	1,199,891	-
Net loss on variation of commodity market prices	663,807	-	994,459	-
Change in value of temporary investment (note 6)	561,000		76,500	
Other project costs	11,997	-	18,077	29,069
Loss on currency exchange	389,605	-	1,109,915	342,936
	2,147,630	851,419	5,715,119	2,301,677
Loss before income taxes for the period	(2,036,514)	(526,545)	(5,271,135)	(1,726,551)
Future income tax provision (recovery) (note 13)				
Current	73,000	-	203,000	-
Future	(224,363)	(120,000)	30,637	(230,600)
	(151,363)	(120,000)	233,637	(230,600)
Loss for the period	(1,885,151)	(406,545)	(5,504,772)	(1,495,951)
Deficit – Beginning of period	(16,947,544)	(11,694,654)	(13,727,423)	(10,605,248)
Share and warrant issue expenses	-	(1,199,720)	-	(1,199,720)
Change in accounting policy related to financial instruments	-	-	399,500	-
Restated deficit balance – beginning of period	(16,947,544)	(12,894,374)	(13,327,923)	(11,804,968)
Deficit – End of period	(18,832,695)	(13,300,919)	(18,832,695)	(13,300,919)
Basic and diluted loss per share	(0.02)	(0.01)	(0.05)	(0.02)
Basic and diluted weighted average number of outstanding shares	111,029,994	90,197,686	110,300,419	84,788,623

Dia Bras Exploration Inc.

Consolidated Statement of Comprehensive Income
(unaudited)

	For the three-month period ended September 30,		For the nine-month period ended September 30,	
	2007	2006	2007	2006
	$	$	$	$
Net loss	(1,885,151)	(406,545)	(5,504,772)	(1,495,951)
No other comprehensive income components	-	-	-	-
Comprehensive loss	(1,885,151)	(406,545)	(5,504,772)	(1,495,951)

Dia Bras Exploration Inc.

Consolidated Statements of Cash Flows
(unaudited)

	For the three-month period ended September 30, 2007	2006	For the nine-month period ended September 30, 2007	2006
	$	$	$	$
Cash flows from				
Operating activities				
Loss for the period	(1,885,151)	(406,545)	(5,504,772)	(1,495,951)
Adjustments for				
Future income taxes (note 13)	(224,363)	(120,000)	30,637	(230,600)
Gain on disposal of temporary investment (note 6 (c))	-	-	-	(152,800)
Stock-based compensation costs (note 11)	112,200	445,185	880,346	761,917
Change in value of temporary investment (note 6)	561,000	-	76,500	-
Write-off of mining assets (note 8 (iv))	-	-	1,199,891	-
Amortization of property, plant and equipment	18,278	-	45,654	-
Amortization of deferred tenant allowance	(4,799)	-	(11,195)	-
Loss (gain) on variation of commodity market prices	663,807	-	994,459	-
Loss (gain) on currency exchange	389,605	(51,349)	1,109,915	142,917
	(369,423)	(132,709)	(1,178,565)	(974,517)
Changes in non-cash working capital items (note 15)	2,017,595	(1,026,112)	2,494,509	(1,480,741)
	1,648,172	(1,158,821)	1,315,944	(2,455,258)
Financing activities				
Obligation related to assets under capital lease	-	(16,051)	-	102,400
Issuance of share capital	329,227	10,465,000	1,363,814	10,498,937
Share issue expenses	-	(1,006,117)	-	(1,006,117)
	329,227	9,442,832	1,363,814	9,595,220
Investing activities				
Increase in mining assets	(8,545,074)	(10,095,385)	(30,704,585)	(22,250,399)
Proceeds from sales of concentrate	4,119,038	10,583,404	17,547,051	24,669,378
Purchase of short-term deposits	-	-	-	(10,000)
Acquisition of temporary investment (note 6 (c))	-	-	-	(260,000)
Disposal of temporary investment (note 6 (c))	-	-	-	412,842
Acquisition of property, plant and equipment	(1,068)	-	(187,113)	-
	(4,427,104)	488,019	(13,344,647)	2,561,821
(Decrease) Increase in cash and cash equivalents during the period	(2,449,705)	8,772,030	(10,664,889)	9,701,783
Cash and cash equivalents – Beginning of period	11,489,403	4,471,714	19,704,587	3,541,961
Cash and cash equivalents – End of period	9,039,698	13,243,744	9,039,698	13,243,744

1 Nature of operations

Dia Bras Exploration Inc. (the "Company"), an exploration-stage company, incorporated under the *Canada Business Corporations Act* on April 11, 1996, is principally in the business of acquisition, exploration and development of mineral properties.

The Company, through its wholly owned Mexican subsidiary Dia Bras Mexicana, owns or controls several mining concessions located in the State of Chihuahua, Mexico, which are presently at the exploration stage. Until it is determined that the properties contain mineral reserves or resources that can be economically mined, they are classified as mining properties. The economic viability of these mining properties has not yet been assessed. The recoverability of costs relating to the mining properties, including deferred exploration expenses, is dependent upon the discovery of economically recoverable reserves and resources, confirmation of the Company's interest in the underlying mineral concessions, receipt of necessary permits and the ability of the Company to obtain the necessary financing to complete the development and construction of processing facilities, as well as future profitable production or, alternatively, upon disposal of such properties at an amount equal to the Company's investment therein.

In 2005, the Company began a pilot-mining program at the Bolivar Mine property in order to gather information and data in view of a pre-feasibility study. However, the Company has not yet reached the commercial production stage.

In accordance with industry standards for properties at that stage of exploration, the Company is taking reasonable measures to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers, and title may be affected, among other things, by undetected defects.

2 Interim financial information and basis of consolidation

Interim financial information

These interim consolidated financial statements for the nine-month period ended September 30, 2007, have been prepared in accordance with Canadian generally accepted accounting principles and use the same accounting policies and methods used in the preparation of the Company's most recent annual financial statements with the exception of the new policy adopted on January 1, 2007, as stated in note 3. All disclosures required for annual financial statements have not been included in these financial statements. Therefore, these statements should be read in conjunction with the December 31, 2006 audited financial statements.

Basis of consolidation

These interim consolidated financial statements include the accounts of the Company and its wholly owned foreign subsidiaries, Dia Bras Mexicana S. de R.L. de C.V., Servicios de Minería de la Sierra S. de R.L. de C.V., and Nichromex S. de R.L. de C.V.

Asesores Administrativos y Recursos Humanos S. de R.L. de C.V. is consolidated in the accounts of the Company as it is a variable interest entity ("VIE") and the Company is the primary beneficiary of this entity.

3 Significant accounting policies

New accounting standards

Effective January 1, 2007, Dia Bras Exploration Inc. adopted the new Canadian Institute of Chartered Accountants ("CICA") handbook sections accounting, related to Financial Instruments Section 1530, "Comprehensive income", Section 3251 "Equity", and Section 3855 "Financial instruments-Recognition and Measurement".

Section 1530 "Comprehensive Income"
Section 1530 introduced a new requirement to present certain revenues, expenses, gains and losses arising from transactions and other events from non-owner sources, that otherwise would not be immediately recorded in income, in a comprehensive income statement which is now required to constitute a complete set of financial statements. The accumulated effect of comprehensive income or loss can now be found in equity of the Consolidated Balance Sheet as Accumulated Other Comprehensive Income.

Section 3855 "Financial Instruments-Recognition and Measurement"
One of the basic principles of Section 3855 is that fair value is the most relevant measure for financial instruments.

Financial assets must be classified into one of the four following categories:

- Held-to-maturity investments (measured at cost);
- Loans and receivables (measured at amortized cost);
- Held-for-trading assets (measured at fair value with changes in fair value recognized in earnings immediately);
- Available-for-sale assets, including investments in equity securities, held-to-maturity investments that an entity elects to designate as being available for sale and any financial asset that does not fit into any other category (measured at fair value with changes in fair value accumulated in Other Comprehensive Income until the asset is sold).

Financial liabilities, which include long-term debt and other similar instruments, must be accounted for at amortized cost, except for those classified as held for trading, which must be measured at fair value.

Sales of concentrate: Effective January 1, 2007, final settlement billings adjustments are recorded in the Consolidated Statements of Operations and Deficit instead of an adjustment to sales of concentrate which before commencement of commercial production is recorded as a reduction of the related deferred exploration expenses.

Variation in the value of the provision for final settlement due to commodity prices and exchange rate changes are also recorded in the Consolidated Statements of Operations and Deficit.

Impact
On January 1, 2007, these changes in accounting policies required the following adjustments:

	Balance December 31, 2006	Adjustments	Balance January 1, 2007
	$	$	$
Temporary investment (held for trading)	340,000	399,500	739,500

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where management judgment is applied are allowance for doubtful accounts, mining asset valuations, contingent liabilities, and future income taxes. Actual results could differ from those estimates, and such differences could be material.

Cash and cash equivalents

Cash and cash equivalents consist of bank balances and interest-bearing, short-term liquid investments repurchasable at all times without penalties.

Inventories from pilot mining

Inventories from pilot mining consist of broken material and concentrate located at the plant and are recorded at the lower of cost and net realizable value.

Property, plant and equipment

Property, plant and equipment represent assets located at the corporate head office and are stated at the acquisition cost. Depreciation is computed using the straight-line method based on the estimated useful life of the assets (note 7).

Mining assets

Mining assets include the cost to acquire mining concessions and options in mining properties, deferred exploration expenses, land, exploration buildings and equipment, supplies inventory that will be used for exploration, and deposits on future mining assets. All costs directly related to foreign projects are capitalized.

Costs and deferred exploration expenses

Costs and exploration expenses are deferred until the economic viability of the project has been established, at which time costs are added to property, plant and equipment. Costs are written off when properties are abandoned or when cost recovery is uncertain. Management has defined uncertainty as either there being no financial resources available for development over a period of three consecutive years or results from exploration work not warranting further investment.

Proceeds from the sale of a mining asset are applied against related carrying costs, and any excess is reflected as a gain in the Consolidated Statements of Operations and Deficit. In the case of a partial sale, if carrying costs exceed the proceeds, only the loss is reflected.

Revenue from the sale of concentrate from the pilot-mining program before commencement of commercial production is recorded as a reduction of the related deferred exploration expenses and is recognized when the following conditions are met:

- persuasive evidence of an arrangement exists;
- delivery has occurred under the terms of the arrangement;
- the price is fixed or determinable; and
- collection is reasonably assured.

The Company's concentrate is sold under pricing arrangements whereby final settlement prices are determined by quoted market prices in a period subsequent to the date of sale. The concentrate is provisionally priced at the time of shipment on known prices at that time and thereafter adjusted to reflect changes using forward prices for the expected month of final settlement. Subsequent variations of the price are recorded in the Consolidated Statement of Operations and Deficit.

If the accumulated revenue from sales of concentrate from the pilot-mining program exceeds the related costs and deferred exploration costs, then the excess cost recovery is included in long-term liabilities until (i) the situation is reversed, or (ii) commercial production has begun at which time it will be netted against construction costs, if any, of the new facilities, or (iii) the property is abandoned.

The Company assumes that commercial production on the Bolivar project will commence no later than the end of 2009. Commercial production has been defined as being the stage where the Company reaches a production level of 65% of mill capacity for a consecutive period of 90 days within a maximum period of six months. The production level will be calculated on the rated capacity of an on-site mill.

Deferred tenant allowance

Deferred tenant allowance is recorded at fair value and is amortized using the straight-line method over the lease period.

4 Receivables

The Company's receivables are detailed as follows:

	As at September 30, 2007	As at December 31, 2006
	$	$
Receivables from pilot mining	499,487	1,568,683
Provision for final settlement [i]	889,327	1,778,363
	1,388,814	3,347,046

[i] The provision for final settlement represents the estimated amount which would be recovered or paid back as at September 30, 2007 on shipments of concentrate for which the Company received provisional payments of approximately 90% of the shipment value at the date of shipment. As at September 30, 2007, shipments which had not reached the final settlement stage comprised approximately 5,361 tonnes of zinc concentrate (11.8 million lbs. payable) and 1,077 tonnes of copper concentrate (2.4 million lbs. payable) (7,430 tonnes and 4,090 tonnes, respectively, as at December 31, 2006). Final settlement value will be determined at the quotational period under the terms of the arrangement and may vary significantly from the current provisional amount.

5 Inventories from pilot-mining program

	As at September 30, 2007	As at December 31, 2006
	$	$
Broken material (at plant site)	-	10,928
Concentrate	263,153	461,053
	263,153	471,981

6 Temporary investment

	As at September 30, 2007	As at December 31, 2006
	$	$
Pershimco Resources Inc. ("Pershimco")		
850,000 common shares (a) – at quoted market value (December 31, 2006 – at cost)	501,500	306,000
850,000 warrants (b) exercisable at $0.40 each until November 2007– Fair value (December 31, 2006 – at cost)	161,500	34,000
	663,000	340,000

(a) The Company has elected to consider its investment in common shares of Pershimco Resources Inc. as held for trading. Under this classification, any change in value between balance sheet dates is recorded in the Consolidated Statements of Operations and Deficit. The original combined cost of the shares and warrants amounted to $340,000 (see change in value below).

(b) The Warrants held by the Company represent derivative instruments and are recorded for at fair value. Any change in fair value between balance sheet dates is recorded in the Consolidated Statements of Operations and Deficit.

(c) As at December 31, 2005, the Company owned 166 common shares and 666,666 warrants, exercisable at a price of $0.39 per warrant, of Ecu Silver Mining Inc. As at September 30, 2006, the Company exercised all the warrants for $260,000 and disposed of all the shares for a total consideration of $412,842. The Company realized a gain on disposal of $152,800.

Subsequent to September 30, 2007, the Company sold all of the common shares for a total consideration of $491,432 realizing a loss on disposal of approximately $2,955. Also, subsequent to quarter-end, the Company exercised all of its warrants for a total consideration of $340,000.

The estimated fair value of each warrant of $0.19, as at September 30, 2007, was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions:

	For the nine-month period ended September 30, 2007
Pershimco warrants	
Estimated volatility	55.36%
Risk-free interest rate	3.99%
Expected life of warrants	2 months
Related common share price	$0.59
Warrant exercise price	$0.40
Maturity date	November 2007

Changes in the temporary investment value during the period were as follows:

	Common shares	Warrants	Total
	$	$	$
Balance at beginning of the period	306,000	34,000	340,000
Restatement of opening balance due to change in accounting policy	195,500	204,000	399,500
Restated balance at beginning of period	501,500	238,000	739,500
Increase in value during the period	-	(76,500)	(76,500)
Balance – end of period	501,500	161,500	663,000

7 Property, plant and equipment

	As at September 30, 2007			
	Cost	Accumulated amortization	Net	Estimated life
	$	$	$	
Computer equipment	77,936	30,451	47,485	3 years
Office equipment	71,133	16,864	54,269	3 years
Leasehold improvements	160,976	17,336	143,640	5.5 years
	310,045	64,651	245,394	

	As at December 31, 2006			
	Cost	Accumulated amortization	Net	Estimated life
	$	$	$	
Computer equipment	18,997	18,997	-	3 years
Office equipment	-	-	-	
Leasehold improvements	-	-	-	
	18,997	18,997	-	

Depreciation for the period charged to income amounted to $45,654 (as at December 31, 2006 – nil).

8 Mining assets

	As at September 30, 2007	As at December 31, 2006
	$	$
Costs and deferred exploration expenses (a)	19,023,596	11,672,155
Land, exploration buildings and equipment (b)	13,960,524	10,446,092
Supplies and spare parts inventory	1,870,253	1,366,801
Deposits on mining assets	500,477	641,873
	35,354,850	24,126,921

(a) Cost and deferred exploration expenses

	Costs		Deferred exploration expenses		Total	
	As at September 30, 2007	As at December 31, 2006	As at September 30, 2007	As at December 31, 2006	As at September 30, 2007	As at December 31, 2006
	$	$	$	$	$	$
Mexico (State of Chihuahua)						
Bolivar projects (options)						
Bolivar Mine* (i) (note 18)	-	-	-	-	-	-
Piedras Verdes (ii)	313,366	313,102	2,073,771	2,073,771	2,387,137	2,386,873
San José (iii)	228,174	141,288	271,504	271,504	499,678	412,792
Mezquital	30,716	27,299	99,105	99,105	129,821	126,404
La Cascada	12,794	10,110	133,577	133,577	146,371	143,687
Val	2,867	2,684	100,928	100,928	103,795	103,612
Other	71,972	68,860	22,302	43,564	94,274	112,424
Promontorio projects (options)						
Promontorio and Hidalgo (iv)	-	249,425	-	948,505	-	1,197,930
El Magistral (v)	-	-	-	-	-	-
Cusi projects (vi)						
India – Marisa (a)	240,921	239,997	1,706,147	1,667,335	1,947,068	1,907,332
Holguin – San Juan (b)	1,507,920	1,463,823	13,112	-	1,521,032	1,463,823
San Miguel – La Bamba (c) (option)	221,636	221,285	2,555,546	1,204,497	2,777,182	1,425,782
Mineria Cusi – Santa Edwiges/San Nicolas (d) (option)	2,160,989	1,127,048	7,192,301	1,254,744	9,353,290	2,381,792
DBM	21,197	4,269	42,751	5,435	63,948	9,704
	4,812,552	3,869,190	14,211,044	7,802,965	19,023,596	11,672,155

	Costs		Deferred exploration expenses		Total	
	As at September 30, 2007	As at December 31, 2006	As at September 30, 2007	As at December 31, 2006	As at September 30, 2007	As at December 31, 2006
	$	$	$	$	$	$
***Bolivar Mine**						
Costs and deferred exploration expenses	1,634,196	1,630,929	52,687,278	32,750,018	54,321,474	34,380,947
Less: accumulated sales of concentrate from pilot mining	(1,634,196)	(1,630,929)	(57,210,237)	(39,520,311)	(58,844,433)	(41,151,240)
	-	-	(4,522,959)	(6,770,293)	(4,522,959)	(6,770,293)
Less: transfer to excess cost recovery – pilot mining	-	-	4,522,959	6,770,293	4,522,959	6,770,293
	-	-	-	-	-	-

1) Converted at the rate of exchange in effect as at September 30, 2007.

(i) Bolivar Mine

In August 2004, the Company entered into a commercial agreement with the owners of the Bolivar Mine property (Bolivar III and Bolivar IV). The agreement provides for the acquisition by the Company of 100% of the Bolivar Mine property for a consideration of US$1,200,000 payable over a two-year period. The remaining payment of $161,899[1] (US$162,500) is delayed due to legal issues (note 18).

During the nine-month period ended September 30, 2007, the Company continued its pilot-mining program on the Bolivar Mine property. During that period, the Company's sales of zinc and copper concentrates amounted to $17,693,193 (for the nine-month period ended September 30, 2006 – $26,487,379). In accordance with the Company's accounting policy, revenue from sales of concentrate prior to the commencement of commercial production is accounted for as a reduction of related costs and deferred exploration expenses. Consequently, the $4,522,959 (as at December 31, 2006 – $6,770,293) of excess cost and deferred accumulated exploration expense recovery on the Bolivar Mine property is disclosed in long-term liability on the Consolidated Balance Sheets.

(ii) Piedras Verdes

During the year ended March 31, 2004, the Company entered into an option agreement to acquire a 100% interest in the Piedras Verdes property for a cash consideration of US$200,000 payable over a two-year period. The remaining payment of $9,963[1] (US$10,000) will be made when official transfer of the property titles is completed, which is expected to be done before March 31, 2008.

(iii) San José project

In July 2003, the Company entered into an option agreement with El Paso Partners, Ltd. ("EPP") to acquire a cumulative interest of up to 100% in the San José silver and base metal properties by incurring exploration expenditures of $1,631,939[1] (US$1,638,000).

The remaining payment of $37,361[1] (US$37,500) for the San José project is expected to be paid in January 2008.

In July 2008 and July 2009, the Company will pay a yearly advance royalty payment of $62,269[1] (US$62,500).

The Company expects to exercise its option on this property during the first half of 2008.

(iv) Promontorio and Hidalgo properties

In May 2004, the Company entered into a purchase option agreement whereby it could earn a 100% interest in the Promontorio and Hidalgo properties by paying the vendors a total of $2,988,900[1] (US$3,000,000).

During the nine-month period ended September 30, 2007, the Company decided to abandon the Promontorio project and therefore did not proceed with the $149,445[1] (US$150,000) payment that was due in June 2007. Consequently, the Company wrote off the accumulated costs and deferred exploration expenses of $1,199,891.

(v) El Magistral

In November 2004, the Company entered into a purchase option agreement whereby the Company could purchase a 100% interest in the El Magistral property for the sum of $996,300[1] (US$1,000,000), payable over a five-year period, including $49,815[1] (US$50,000) at the signing of the agreement.

In 2006, the Company decided to abandon the project and therefore did not make the November 2006 payment of $74,722[1] (US$75,000). Consequently, the Company wrote off the accumulated costs incurred of $147,635.

(vi) Cusi Project

In May and June 2006, the Company staked ground and entered into agreements in order to earn interest in more than 7,500 hectares of contiguous mining concessions (the "Cusi Properties"), including 12 former mines, in the Cusihuiriachic ("Cusi") silver district in Chihuahua State, Mexico, located within 40 kilometres of the Company's Malpaso mill, as follows:

(a) On May 2, 2006, the Company entered into a purchase agreement with Hector Sanchez Villalobos and Carmen Saenz Rodriguez ("Villalobos and Rodriguez") to acquire two properties covering 21.08 hectares for a cash payment of $99,630[1] (US$100,000) and the issuance by the Company of 200,000 common shares of the Company at a price of $0.64 per share for a total of $128,000. The portion of the transaction payable in shares has been recorded at the fair value of the common shares issued, based on their quoted market value at the date of the transaction. The property is subject to a 1.5% NSR of up to a maximum of $1,494,450[1] (US$1,500,000) in favour of Villalobos and Rodriguez with a $996,300[1] (US$1,000,000) buy-back option.

(b) On May 30, 2006, the Company entered into a purchase agreement with Manuel Holguin Aragonez ("Holguin") to acquire properties covering 1,676 hectares for an aggregate cash payment of $737,262[1] (US$740,000), and the issuance by the Company of 1,000,000 common shares of the Company at a price of $0.64 per share for a total of $640,000. The portion of the transaction payable in shares has been recorded at the fair value of the common shares issued, based on their quoted market value at the date of the transaction. The properties are subject to a 1.5% NSR of up to a maximum of $1,494,450[1] (US$1,500,000) in favour of Holguin. The NSR can be purchased for $996,300[1] (US$1,000,000). As at September 30, 2007, an amount of

$124,538[1] (US$125,000) remains to be paid pending completion of legal documentation and transfer of property titles which is expected by March 31, 2008.

(c) On May 31, 2006, the Company entered into an option agreement with Pershimco Resources Inc. ("Pershimco") pursuant to which the Company could earn up to a 70% interest in the San Miguel-La Bamba property covering 36 hectares located in the Cusi District owned by Pershimco by making a cash payment of US$200,000 and fulfilling work commitments as follows:

Work commitment	Cumulative interest to be earned	Period
US$	%	
2,500,000	20	until November 30, 2008

The property is subject to a 2% NSR of which 1% may be bought back for $996,300[1] (US$1,000,000).

As at September 30, 2007, the Company had earned a 50% interest in the properties. Completion of final legal documentation for the transfer of titles is expected by March 31, 2008, after which the Company expects to enter into a joint venture agreement with Pershimco.

(d) On June 14, 2006, the Company signed a letter of intent to enter into an option agreement to earn a 100% interest in several mining concessions (1,133.5 hectares) with Compañia Minera Cusi ("Minera Cusi"), a private Mexican company, for US$5,000,000 payable over three years. The properties are subject to a sliding scale royalty in favour of Minera Cusi as follows: 2% NSR if the price of silver is equal to a maximum of $10.96[1] (US$11.00) per ounce or 3% NSR if the price of silver exceeds $10.96[1] (US$11.00) per ounce. The Company may withdraw from its option agreement under the proposed acquisition, over the three-year period, by simple notice to Minera Cusi and the forfeiture of payments.

Remaining option payments are as follows:

	Equivalent in C$	Payments in US$
August 2007*	996,300[1]	1,000,000
August 2008	1,992,600[1]	2,000,000

*In agreement with Minera Cusi, the remaining portion of the scheduled August 2007 payment was postponed until some mining concession registration issues are settled.

(b) Exploration land, building and equipment

			As at September 30, 2007
	Cost	Accumulated amortization	Net
	$	$	$
Land	273,813	-	273,813
Building			
Plant	1,811,861	345,579	1,466,282
Camp	397,346	109,434	287,912
Machinery and equipment	12,602,569	3,251,215	9,351,354
Computers and office furniture	850,042	356,533	493,509
Rolling stock	3,429,586	1,341,932	2,087,654
	19,365,217	5,404,693	13,960,524

			As at December 31, 2006
	Cost	Accumulated amortization	Net
	$	$	$
Land	67,539	-	67,539
Buildings			
Plant	1,512,348	220,582	1,291,766
Camp	397,346	89,721	307,625
Machinery and equipment	7,781,876	1,478,437	6,303,439
Computers and office furniture	547,618	207,382	340,236
Rolling stock	2,993,482	857,995	2,135,487
	13,300,209	2,854,117	10,446,092

9 Share capital

Authorized

An unlimited number of common shares without par value

Issued

Changes in the Company's share capital were as follows:

	For the nine-month period ended September 30, 2007		For the year ended December 31, 2006	
	Number of shares	Amount	Number of shares	Amount
		$		$
Balance – Beginning of period	109,550,905	51,308,067	81,724,769	26,921,601
Issued and paid in cash (i)	-	-	14,950,000	10,465,000
Issued for the acquisition of mining assets (note 8 (vi) (a) (b))	-	-	1,200,000	768,000
Issued following exercise of compensation options or warrants ((ii) and note 10)	996,364	1,181,141	11,423,219	13,022,470
Issued following exercise of stock options (notes 11 and 12)	574,000	522,163	252,917	130,996
Balance – End of period	111,121,269	53,011,371	109,550,905	51,308,067

(i) On August 17, 2006, the Company closed an offering on a bought-deal basis of 13,000,000 common shares at a price of $0.70 per common share, for gross proceeds of $9,100,000. The underwriters for the offering also exercised their over-allotment options to purchase an additional 1,950,000 common shares at $0.70 per common share for additional gross proceeds of $1,365,000, raising the total gross proceeds of the offering to $10,465,000.

As a commission, the Company paid a cash consideration of $732,550 and issued to the agent 1,046,500 compensation options evaluated at $193,603. This amount was included in share and warrant issue expenses in the Consolidated Statements of Operations and Deficit. The compensation options entitled the holders to subscribe for the same number of common shares at a price of $1.00 per share until August 16, 2007 (note 10).

(ii) In November 2006, 11,423,219 warrants were exercised at the price of $0.90, for a total cash consideration of $10,280,897, including 1,100,067 warrants by directors and officers of the Company or company controlled by a director or officer of the Company for a total amount of $990,060. Consequently, the Company issued 11,423,219 common shares.

10 Warrants and compensation options

Changes in the Company's outstanding common share purchase warrants were as follows:

	For the nine-month period ended September 30, 2007			For the year ended December 31, 2006		
	Number of warrants	Number of compensation options	Amount	Number of warrants	Number of compensation options	Amount
			$			$
Balance – Beginning of period	-	1,046,500	193,603	12,002,068	-	2,880,496
Issued (note 9 (i))	-	-	-	-	1,046,500	193,603
Exercised (note 9 (ii))	-	(996,364)	(184,328)	(11,423,219)	-	(2,741,573)
Expired (note 12)	-	(50,136)	(9,275)	(578,849)	-	(138,923)
Balance – End of period	-	-	-	-	1,046,500	193,603

During the nine-month period ended September 30, 2007, 996,364 compensation options were exercised for a total cash proceed of $996,364. The remaining 50,136 compensation options expired on August 17, 2007.

11 Stock option plan

The Company maintains a stock option plan (the "Plan") whereby the Board of Directors may, from time to time, grant to employees, officers, directors or consultants options to acquire common shares of the Company on such terms and at such exercise prices as may be determined by the Board. As at September 30, 2007, the Plan provides that: i) the maximum number of common shares in the capital of the Company that may be reserved for issuance under the Plan shall be equal to 10,900,000 (as of December 31, 2006 – 9,700,000) common shares, and ii) that the maximum number of common shares that may be reserved for issuance to any one optionee pursuant to a share option may not exceed 5% of the common shares outstanding at the time of grant.

Since the options must be exercised within five years of grant, the exercise price may not be lower than the market price of the common shares at the time of grant. All options granted before September 2006 have a vesting period of 18 months: 25% at the date of grant and 12.5% in each of the following six quarters. Beginning September 2006, options granted are entirely vested at the date of grant.

On July 24, 2007, the Board granted a total of 150,000 options to a new director to purchase common shares of the Company. The options are exercisable at any time at a price of $1.25 until July 24, 2012.

On June 7, 2007, the Board granted a total of 250,000 options to purchase common shares of the Company to its new directors. The options are exercisable at any time at a price of $1.28 until June 7, 2012.

On April 3, 2007, the Board granted a total of 1,775,000 options to purchase common shares of the Company to its directors, officers and employees. The options are exercisable at any time at a price of $1.10 until April 3, 2012.

On March 6, 2007, the Board of Directors approved an increase in the number of common shares reserved for issuance under the Company's stock option plan from 9,700,000 to 10,900,000. The number of common shares reserved represents approximately 10% of the number of shares issued and outstanding.

A summary of changes in the Company's stock options outstanding is presented below:

	For the nine-month period ended September 30, 2007		For the year ended December 31, 2006	
	Number of options	Average exercise price	Number of options	Average exercise price
		$		$
Beginning of period	8,957,333	0.60	4,786,250	0.59
Granted	2,215,000	1.13	4,700,000	0.61
Exercised (note 9)	(574,000)	0.64	(252,917)	0.33
Expired or cancelled	(280,000)	0.90	(276,000)	0.72
End of period	10,318,333	0.71	8,957,333	0.60

A summary of options outstanding and exercisable as at September 30, 2007 is presented below:

Exercise price	Number of options		Expiry date
	Outstanding	Exercisable	
$			
0.85	600,000	600,000	October 2008
0.75	930,000	930,000	August 2009
0.75	500,000	500,000	February 2010
0.30	1,453,333	1,453,333	September 2010
0.22	125,000	125,000	September 2010
0.40	2,595,000	2,595,000	February 2011
0.90	1,920,000	1,920,000	September 2011
0.98	40,000	40,000	January 2012
1.10	1,755,000	1,755,000	April 2012
1.28	250,000	250,000	June 2012
1.25	150,000	150,000	July 2012
	10,318,333	10,318,333	

Total stock-based compensation costs for the nine-month period ended September 30, 2007 amount to $1,653,244 (note 12) (for the nine-month period ended September 30, 2006 – $1,838,101), including $772,898 (for the nine-month period ended September 30, 2006 – $1,076,184) capitalized to mining assets as part of the Chihuahua project costs on the basis that the options were granted to officers and consultants involved exclusively in the exploration program in Mexico. The balance of $880,346 (for the nine-month period ended September 30, 2006 – $761,917) was recorded in the Consolidated Statements of Operations and Deficit.

The weighted average of estimated fair value of each option granted was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions:

	For the nine-month period ended September 30, 2007	For the nine-month period ended September 30, 2006
Average dividend per share	Nil	Nil
Estimated volatility	78%	99%
Risk-free interest rate	4.00%	4.52%
Expected life of options granted	4 years	4 years
Options granted which exercise price equals the market price of the stock on the grant date:		
Estimated faire value of option	$0.75	$0.60
Exercise price	$1.25	$0.42

12 Contributed surplus

	For the nine-month period ended September 30, 2007	For the year ended December 31, 2006
	$	$
Balance – Beginning of period	6,590,223	4,802,240
Stock-based compensation costs (note 11)	1,653,244	1,696,019
Exercise of options	(155,162)	(46,959)
Warrants expired (note 10)	9,275	138,923
Balance – End of period	8,097,580	6,590,223

13 Income taxes

The provision for income taxes is different from what would have resulted from applying the combined Canadian statutory tax rate as a result of the following:

	For the nine-month period ended September 30, 2007	For the nine-month period ended September 30, 2006
	$	$
Loss before income taxes	(5,271,135)	(1,726,551)
Combined federal and provincial income tax benefit at 32%	(1,686,763)	(566,327)
Income tax rate differential in Mexico	145,873	2,591
Stock-based compensation costs	281,711	243,966
Increase in temporary investment	24,480	-
Write-off of mining properties	383,965	-
Non-taxable portion of capital gain	-	(24,463)
Decrease (increase) in the valuation allowance	2,478,001	333,592
Foreign exchange gain (loss) taxable (deductible) in Mexico	(1,602,074)	(332,000)
Inflation taxable on net financial liabilities in Mexico	161,715	110,989
Permanent difference		
Non-deductible items in Mexico	29,411	14,684
Increase in taxable loss	17,318	-
Other	-	(13,632)
	233,637	(230,600)

14 Asset retirement obligations

As at September 30, 2007, based on its review of the status of its operations under the current Mexican environmental legislation, the Company determined it does not carry any asset retirement obligation and, therefore, has not recognised such an obligation.

A liability stemming from any asset retirement obligation will be recorded in the period in which such obligation arises.

15 Statements of cash flows

	For the nine-month period ended September 30, 2007	For the nine-month period ended September 30, 2006
	$	$
(a) The changes in non-cash working capital items are as follows:		
Sales tax and other receivables	2,352,996	(2,086,658)
Inventories from pilot-mining program	208,828	(12,546)
Prepaid expenses	(291,311)	47,420
Accounts payable and accrued liabilities	223,625	616,043
Income taxes payable	371	(45,000)
	2,494,509	(1,480,741)

	$	$
(b) Additional information – non-cash transactions		
Issuance of shares for mining property	-	768,000
Stock-based compensation costs capitalized into mining assets (note 11)	772,898	1,076,184
Additions of mining assets included in accounts payable and accrued liabilities	890,864	358,680
Decrease (Increase) of accounts receivable included in sales of concentrate	1,958,232	2,354,642
Capitalized amortization of exploration buildings and equipment	2,534,989	930,137

	$	$
(c) Interest and income taxes		
Interest paid	32,559	44,967
Income taxes paid	144,925	45,000

16 Related party transactions

During the nine-month period ended September 30, 2007, companies controlled by officers of the Company charged consulting fees amounting to $651,828 (for the nine-month period ended September 30, 2006 – $789,297), including $492,413 capitalized to deferred exploration costs (for the nine-month period ended September 30, 2006 – $541,552). As at September 30, 2007, the balance due to these companies amounted to $36,524 (as at September 30, 2006 – $20,052).

Related party transactions occurred in the normal course of business and were recorded at the exchange value, which is the consideration determined and agreed to by the related parties.

17 Commitments

In February 2004, the Company and two other companies jointly signed a five-year lease for office premises. The annual rent is approximately $150,000 which is divided on a pro rata basis among the three companies. The Company's annual gross commitment is approximately $50,000.

In December 2006, the Company signed a five-year lease for office premises. The annual rent is approximately $60,000.

18 Contingency

In 2005, legal proceedings were filed in Mexico against one of the Company's subsidiaries, Dia Bras Mexicana S. de R.L. de C.V. ("DBM"), by an individual claiming the annulment and revocation of the purchase contracts of the Bolivar Mine property entered into between DBM and Mr. Javier Octavio Bencomo Munoz and Minera Senda de Plata, S.A. de C.V. Following the notification of said claim against DBM, a defence was filed. Management cannot predict the outcome of these proceedings. However, management is confident that the results of the proceedings will have no adverse material effect on the Company.

19 Comparative figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the current year.

DIA BRAS
exploration

Form 52-109F2 – Certification of Interim Filings

I, LEONARD TEOLI, Chief Financial Officer of DIA BRAS EXPLORATION INC., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of DIA BRAS EXPLORATION INC. (the issuer) for the nine-month period ended September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

/...2

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 29, 2007

LEONARD TEOLI
Chief Financial Officer

DIA BRAS
exploration

Form 52-109F2 – Certification of Interim Filings

I, DANIEL TELLECHEA, Chief Executive Officer of DIA BRAS EXPLORATION INC., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of DIA BRAS EXPLORATION INC. (the issuer) for the nine-month period ended September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

/...2

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 29, 2007

DANIEL TELLECHEA
President and Chief Executive Officer

DIA BRAS EXPLORATION INC.
(AN EXPLORATION-STAGE COMPANY)

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the nine-month period ended September 30, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis ("MD&A") follows rule 51-102A of Canadian Securities Administrator regarding continuous disclosure for reporting issuers. It is a complement and supplement to the unaudited consolidated financial statements for the nine-month period ended September 30, 2007 and should be read in conjunction with those statements. It represents the view of management on the Company's current activities and its past and current financial results, as well as an outlook of the coming months. Unless otherwise specified, all dollar amounts in the MD&A are expressed in Canadian dollars.

1.1 DATE OF MD&A

The MD&A for the nine-month period ended September 30, 2007 is as of November 27, 2007.

1.2 FORWARD-LOOKING STATEMENTS

The MD&A contains forward-looking statements that express, as at the date thereof, the Company's expectations, estimates and projections regarding its business, the mining industry and the economic environment in which it operates. Forward-looking statements are reasonable, but involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements, and readers should not place undue reliance on such statements.

1.3 Q3- 2007 HIGHLIGHTS

- The exploration drilling program generates excellent results at both the Bolivar and Cusi projects;
- The Company obtains a favourable preliminary assessment from an independent engineering firm in respect to its Bolivar project;
- Pilot mining at Bolivar generates sales of concentrate of $7.03 million in the third quarter;
- Following quarter-end, the Company announces the nomination of Daniel Tellechea as new President and CEO.

1.4 NATURE OF ACTIVITIES AND OVERALL PERFORMANCE

Dia Bras Exploration Inc. (the "Company") is an exploration-stage company which owns and/or controls, through its wholly owned Mexican subsidiary Dia Bras Mexicana, more than 15,000 hectares of mining concessions in the State of Chihuahua, Mexico, all currently at the exploration stage.

Until it is determined that the mining properties contain mineral reserves or resources that can be economically mined, they are classified as mining properties. The economic viability of these mining properties has not yet been assessed. The recoverability of costs relating to the mining properties, including deferred exploration expenses, is dependent upon the discovery of economically recoverable reserves and resources, confirmation of the Company's interest in the underlying mineral mining concessions, receipt of necessary permits, the ability of the Company to obtain the necessary financing to complete the development and construction of processing facilities, as well as future profitable production or, alternatively, upon disposal of such properties at an amount equal to the Company's investment therein.

EXPLORATION ACTIVITIES DURING THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2007

Exploration continued on both the Cusi and Bolivar properties to fully evaluate their economic potential. The core drilling program initiated at the beginning of February 2007 called for 50,000 metres of drilling to be performed equally between the Cusi and Bolivar projects. In the third quarter, 13,054 metres (7,766 Bolivar and 5,288 Cusi) were drilled, bringing the year-to-date production to 33,413 metres of core drilling since the inception of the program (as corrected on October 1, 2007).

Other exploration work included surface and underground mapping, sampling and aerial photo interpretation.

a) Cusi Project

The Cusi project is covered by different purchase and option agreements all entered into in 2006.

Minera Cusi agreement

In 2006, the Company entered into an option agreement to earn a 100% interest in several properties (1,133.5 hectares) with Compañia Minera Cusi ("Minera Cusi"), a private Mexican company, for US$5,000,000 payable over three years of which US$1,000,000 has been paid. The properties are subject to a sliding scale royalty in favour of Minera Cusi as follows: 2% NSR if the price of silver is equal to a maximum of US$11.00 per ounce or 3% NSR if the price of silver exceeds US$11.00 per ounce. The Company may withdraw from its option agreement under the proposed acquisition, over the three-year period, by simple notice to Minera Cusi and the forfeiture of payments.

A US$2,000,000 payment was due in August 2007. This payment was postponed as follows: US$1,000,000 was paid in September 2007 and US$1,000,000 will be paid once some mining concession registration issues are settled.

Villalobos and Rodriguez purchase agreement

In 2006, the Company entered into a purchase agreement with Hector Sanchez Villalobos and Carmen Saenz Rodriguez ("Villalobos and Rodriguez") to acquire properties (La Marisa and La India) covering 21.08 hectares. The properties are subject to a 1.5% NSR of up to a maximum of US$1,500,000 in favour of Villalobos and Rodriguez with a US$1,000,000 buy-back option.

Pershimco option agreement

In 2006, the Company entered into an option agreement with Pershimco Resources Inc. ("Pershimco") pursuant to which the Company could earn up to a 70% interest in the San Miguel-La Bamba property covering 36 hectares located in the Cusi District. The property is subject to a 2% NSR of which 1% may be bought back for US$1,000,000. As at September 30, 2007, the Company had earned a 50% interest in the project. Official legal transfer of titles remains to be completed.

Holguin Aragonez purchase agreement

In 2006, the Company entered into a purchase agreement with Manuel Holguin Aragonez ("Holguin") to acquire mining concessions covering 1,676 hectares. The properties are subject to a 1.5% NSR up to a maximum of US$1,500,000 in favour of Holguin with US$1,000,000 buy-back option.

As of this date, the majority of the mining concessions have been registered in the Company's name with some still in the process of registration.

Exploration

The Cusi project is at an advanced exploration stage. Large-scale geological mapping combined with resource evaluation and reconnaissance drilling completed in 2006 has identified a number of historical workings and prospects with significant mineralized structures, worthy of follow-up.

Fractures, veins, and mine workings occur almost continuously within a 10 km^2 surface, with a number of N/S, NW/SE and NE/SW trending zones of outcropping veins and breccias mineralized with silver and minor-to-disseminated and semi-massive veins of sulphide (Zn-Pb), found within a thick sequence of ignimbrite of Eocene age known as the Bufa Ignimbrite. This unit shows various states of surface alteration, with important zones of up to 100 metres wide intensely altered and believed to be related to fracturing or some brecciation.

The objectives for Cusi during 2007 are twofold: 1) run a classic exploration program with the aim of discovering a high-value deposit and 2) start a bulk-sampling program and pilot-mining activities. In view of these objectives, the following activities were performed:

- Regional mapping,
- Definition drilling,
- Development (dewatering, rehabilitation of old underground workings, etc.) of the previously exploited mines and identification of potential unknown resources.

Geology

The geology program initiated in 2006 continued and consisted mostly of detailed follow-up mapping and sampling at a scale of 1:200 in areas of interest, which included the Gloria, Milagro and San Nicolas area, all situated in the central Cusi camp. Partial results from the sampling of some of these structures appear very promising. Table 1 below lists some of the best results from grab samples taken in these areas and reported in Press Release #24 (September 13, 2007):

Samples	Length (m)	Summary	Au (g/ton)	Ag (g/ton) AA	Ag* (g/ton) FA	Pb (%)	Zn (%)	Cu (%)
DC077JP187-A	0.1	Vn Qtz Si++ Fx++ Hm	0.01	211	230	0.25	0.07	0.01
DC077JP201-A	0.2	Vn Qtz (LmMnO)	Ind.	Ind.	20	Ind.	Ind.	0.03
DC077JP201-B	0.2	Vn Qtz (LmMnO)	Ind.	145	150	Ind.	Ind.	0.04
DC077JP201-C	0.2	Vn Qtz (LmMnO)	0	183	70	0.29	0.01	0.04
DC077JP201-D	0.25	Vn Qtz (LmMnO)	Ind.	Ind.	20	0.05	0.09	0.02
DC077JP202	0.25	Vn Qtz Bx Vt MnO	0.01	211	230	0.25	0.07	0.01
DC077JP210	0.3	Vn Qtz	Ind.	Ind.	30	0.02	Ind.	Ind.
DC077JP213	0.1	Vn Qtz	Ind.	103	110	0.13	0.05	Ind.

These results are very important as they show an important gold mineralisation trend in the central Cusi camp sector and will enable the development of a detailed exploration program focus on precious metal.

Drilling

From July 2007 to September 2007, 5,288 metres of diamond core drilling was performed on the Cusi project (5,159 metres from surface and 129 from underground), and 1,155 split core samples were sent for analysis. Drilling was performed as follows: 1,950 metres at Santa Edwiges from surface and 129 metres from underground, 876 metres along the San Marina trend (surface), and some 2,333 metres at Promontorio (surface).

Highlights of the drilling in the Cusi area came from the San Antonio - San Marina trend where hole DC07B102 was drilled to test the area between the San Antonio structure and the San Marina veins system at the 1700 level. The hole intersected a 4.5 metre interval (core length) which assayed 248 g/t Ag, and 0.9% Zn and 0.9% Pb. A second, sulphide rich zone, was intersected from 342 to 357 metres core length (estimated true width of 10.6 metres) which assayed 24 g/t Ag, 1.6% Pb and 1.9% Zn.

In the Promontorio area, hole DC07B117, drilled to intersect the El Gallo vein structure assayed 115 g/t Ag over 12 metres core length (156.5 to 168.5), which is estimated at 11.8 metres true width.

La India (refer to Villalobos and Rodriguez purchase agreement)

Minimal work has been carried out in this area during the third quarter ended September 30, 2007.

Santa Edwiges (refer to the Minera Cusi option agreement)

Work performed at Santa Edwidges was mainly of mining development essence in order to improve access. In excess of 300 metres of drifts were completed and over 10,000 tonnes of material were extracted and sent to the Malpaso milling facilities for further tests.

Promontorio Mine (refer to the Minera Cusi option agreement)

Work performed at the Promontorio Mine was mainly of mining development essence as a ramp is being developed to access the target sections.

San Juan property (refer to the Holguin Aragonez purchase agreement)

Minimal work has been carried out in this area during the third quarter ended September 30, 2007.

b) Bolivar Projects – Exploration

The Bolivar project is covered by different purchase and option agreements:

Bolivar III and IV (Bolivar mine property) option agreement

In 2004, the Company entered into a commercial agreement with the owners of the Bolivar Mine property (Bolivar III and Bolivar IV). The agreement provides for the acquisition by the Company of 100% of the Bolivar Mine property for a consideration of US$1,200,000 payable over a two-year period. 50% of the remaining payment of US162,500 was made subsequent to quarter end.

Legal proceeding in Mexico over this property is pending against one of the Company's subsidiaries, Dia Bras Mexicana S. de R.L. de C.V. (refer to note 18 on Contingency in the 2006 year-end audited financial statements).

Piedras Verdes option agreement

In 2004, the Company entered into an option agreement to acquire a 100% interest in the Piedras Verdes property for a cash consideration of US$200,000 payable over a two-year period. The remaining payment of US$10,000, in agreement with the optionor, will be made at the time of transfer of the property titles.

San José project

In 2003, the Company entered into an option agreement with El Paso Partners, Ltd. to acquire a cumulative interest of up to 100% in the San José silver and base metal property by incurring exploration expenditures of US$1,638,000 and cumulative option payments.

Exploration

The Bolivar project is at an advanced exploration stage with pilot mining of approximately 350 tonnes per day of Cu-Zn (Ag) material. Large-scale geological mapping combined with resource definition and reconnaissance drilling completed in 2006 had identified a number of potentially economical bodies and significant mineralized structures, which will be followed up on during the 2007 exploration program.

Skarn and mine workings occur almost continuously along a NW/SE trending zone of outcropping mineralization with a minimum 3 km strike length. From NW to SE, they are: the Bolivar mine (divided into Bolivar NW; Bolivar, with three high-grade trends termed Fernandez, Rosario-Rodolfo and Breccia Linda; and Bolivar Sur, with indicated resources of magnetite-Cu), El Gallo, where drilling is presently in progress, La Increíble, with Cu-Zn hosted by highly fractured and brecciated andesitic volcanic rock (currently being drilled), La Montura, which has a couple of drill holes, and Area Central, La Pequeña, Arizona and El Val/Aliso.

Geophysical and geological information, as well as underground workings, tend to indicate that NW/SE and NE/SW cross-structures host a number of higher grade ore shoots. The pattern can also be observed on the surface when lines are traced from Bolivar to El Gallo and from La Increíble to El Gallo. It is thought that the NW/SE fractures could have been feeders along which the mineralized fluid could have percolated.

A NI43-101-compliant resources evaluation was conducted by Geostat International during this quarter and resulted in the identification of some 597,000 tonnes (in all categories) of Cu - Zn resources at an average grade of 5.4% CuEq in the Upper Skarn of the Bolivar Project and of 936 000 tonnes at 1.99% CuEq.

Resources of the Upper Skarn of the Bolivar Project
Calculated by Yann Camus, Geostat Systems International Inc., 2007-09-22
The cutoff grade applied in the Upper Skarn is 2.5% Cueq

Classification	Mineralized Areas	Tonnes	SG (t/m³)	Cu %	Zn %	Au (g/t)	Ag (g/t)	% Fe	% Cueq*
Total Measured	All areas	85,900	3.52	1.75	7.01	0.11	25.7	6.04	5.46
Total Indicated	All areas	236,400	3.52	1.84	5.63	0.30	45.2	6.58	5.05
Measured+ Indicated	All areas	322,400	3.52	1.82	6.00	0.25	40.0	6.44	5.16
Total Inferred	All areas	274,600	3.52	2.04	6.36	0.35	50.5	6.73	5.67

Resources of the Lower Skarn of the Bolivar Project *The cutoff grade applied in the Lower Skarn (%Cueq) is variable*									
Cutoff on the %Cueq	**Classification**	**Tonnes**	**SG (t/m^3)**	**% Cu**	**% Zn**	**Au (g/t)**	**Ag (g/t)**	**% Fe**	**% Cueq***
0.00	Inferred	22,230,000	3.27	0.32	0.08	0.09	6.4	6.58	0.43
0.25	Inferred	13,280,000	3.27	0.49	0.11	0.13	9.7	9.43	0.65
0.50	Inferred	6,114,000	3.27	0.76	0.13	0.20	15.1	12.50	0.99
0.75	Inferred	3,248,000	3.27	1.04	0.14	0.27	20.5	15.26	1.34
1.00	Inferred	2,320,000	3.27	1.19	0.15	0.31	23.2	16.79	1.52
1.25	Inferred	1,438,000	3.27	1.39	0.17	0.38	26.4	18.43	1.77
1.50	Inferred	936,000	3.27	1.57	0.17	0.45	29.3	19.22	1.99

Inferred resources of the Lower Skarn and Upper Skarn of the Bolivar Project									
Cutoff on the %Cueq LS - US	**Classification**	**Tonnes**	**SG (t/m^3)**	**% Cu**	**% Zn**	**Au (g/t)**	**Ag (g/t)**	**% Fe**	**% Cueq***
0.00 - 2.50	Inferred	22,505,000	3.27	0.34	0.16	0.09	6.98	6.58	0.50
0.25 - 2.50	Inferred	13,555,000	3.27	0.52	0.23	0.14	10.55	9.38	0.75
0.50 - 2.50	Inferred	6,389,000	3.28	0.82	0.39	0.21	16.60	12.25	1.19
0.75 - 2.50	Inferred	3,523,000	3.29	1.12	0.63	0.28	22.88	14.59	1.67
1.00 - 2.50	Inferred	2,595,000	3.30	1.28	0.81	0.31	26.08	15.72	1.96
1.25 - 2.50	Inferred	1,713,000	3.31	1.49	1.16	0.37	30.26	16.55	2.40

A positive preliminary economic assessment report was delivered in early November and should allow for a positive outlook for the continuation of this project.

Bolivar Mine property (refer to the Bolivar III and IV (Bolivar Mine property) option agreement)

The Bolivar property and extensions continue to be the main exploration targets in the Cieneguita region. During the nine-month period ended September 30, 2007, total investment in property costs and exploration and development expenses on the Bolivar project and the pilot-mining program amounted to approximately $20.0 million.

Geology

During the third quarter, more geological mapping was conducted south and west of the main Bolivar Mine area, in the El Gallo area, and was initiated in the La Montura area.

Diamond Drilling

From July to September 2007, 5,259.8 metres had been drilled from the surface and 2,506 metres underground (corrected as of October 1, 2007). All underground drilling was performed at Bolivar Alta Ley. One surface drill rig, and two underground diamond core drills were dedicated to drill in the Bolivar Alta Ley area, while two drills were adding more metrage in the El Gallo area and one drill was dedicated to the El Val - La Montura area, where favourable geology had been identified during the surface geological mapping program.

Bolivar Alta Ley area

During the third quarter, more drilling was conducted both from underground and surface, which enabled a better definition of the newly discovered resources area.

Some 2,095 metres of drilling took place from the surface and 2,568 metres underground to assess potential ore bearing structures and lenses in the Fernandez, Selena and San Francisco area trend.

Most of the work in the third quarter was directed towards the evaluation of the resources at the mine. All drilling and underground data were compiled into the Geostat International GeoBase software and then sections were generated with the Geostat SetCad software. Once geological interpretation and wire frame were constructed, Geostat BlokCad software was used to define individual composites.

El Gallo area

In the El Gallo area, more drilling was done to assess the potential of the area. Some 1,272 metres of drilling was performed. Production was hampered by the move of one drill rig to the Bolivar Alta Ley.

Almost every drill hole in this area intersected both Upper and Lower Skarn type mineralisation, and some of the best results were observed in holes DB07B198, 199 and 202. Examples are given in the table below:

Drill hole	From	To	Interval	Cu (%)	Zn (%)	Au (ppm)	Ag (ppm)	Zone
DB07B198	126.0	127.0	1.0	0.01	1.61	2.48	5	US
	153.0	167.0	14.0	1.16	0.07	0.08	28	LS
including	153.0	157.0	4.0	2.23	0.16	0.09	43	
	202.0	209.0	7.0	1.00	0.02	0.44	30	LS
	213.0	221.0	8.0	1.26	0.04	0.14	22	LS
including	214.0	215.0	1.0	3.60	0.13	0.53	54	LS
DB07B199	116.0	119.0	3.0	0.19	10.36	0.02	6	US
	233.0	252.0	19.0	1.39	0.11	0.67	27	LS
including	237.0	238.0	1.0	3.46	0.19	1.43	61	
DB07B201	Pending							
DB07B202	63.5	66.8	3.3	0.18	6.9	0.03	7	US
	79.7	82.7	3.0	0.42	12.4	0.02	7	US
	85.0	97.5	12.5	1.3	Nil	0.05	23	LS

El Val area

Drilling resumed in this area during the third quarter and resulted in the discovery of a new mineralized unit. Drill hole DB07B209 intersected 2.0 metres of 7.7% Zn in an Upper Skarn type environment, contained within a much broader mineralized section of some 30 metres (89 to 123 metre core length). This unit appears very promising.

Pilot-mining program

During the quarter, the Company continued its pilot-mining program at the Bolivar Mine project. The program generated sales of $7.0 million during that period, $17.7 million for the nine-month period ended September 30, 2007 ($15.0 and $26.5 million in 2006).

Pilot-mining direct operating cash costs increased due to higher tonnages of material being transported from the Bolivar site and processed at the Company's Malpaso milling facilities, higher transport costs due to the inconsistent availability of railroad services and increased labour costs.

During the quarter, the zinc market price has declined 19.2% from an average price of $1.61 per lb. in July to $1.30 in September and 4.1% for copper from an average price of $3.62 in July to $3.47 in September. This decline impacted negatively the final settlement provision as at September 30, 2007.

As at September 30, 2007, 11.8 million payable lbs. of zinc and 2.8 million payable lbs. of copper remained open for future final settlement representing an estimated provision value of $889,327 as at that date.

Below is a summary of the Bolivar pilot-mining program results for the nine-month period ended September 30, 2007.

Bolivar Pilot-Mining Program - Q3-2007

			Cumulative 9 months	
	Q3-2007	Q3-2006	2007	2006
Tonnes processed	34,841	23,588	93,095	68,633
Grade zinc	7.70%	9.63%	6.66%	11.44%
Grade copper	1.37%	2.12%	1.29%	2.27%
Zn recovery	88.55%	91.96%	87.03%	91.98%
Cu recovery	81.71%	85.96%	80.61%	81.29%
Average price zinc per lb.	$1.46	$1.54	$1.56	$1.29
Average price copper per lb.	$ 3.51	$3.53	$3.22	$2.96
Total zinc concentrate produced (DMT)	4,121	3,504	9,363	12,288
Total zinc produced (in million of lbs.)	5.25M	4.62M	11.9M	16.1M
Total copper concentrate produced (DMT)	1,450	1,497	3,498	4,393
Total copper produced (in million of lbs.)	0.86M	0.94M	2.1M	2.8M

The Company's total pilot-mining production of concentrate is sold to MRI Trading AG (MRI), a Swiss-based, privately owned commodity trading company, pursuant to a standard concentrate purchase agreement. Total billings to MRI during the quarter amounted to US$6.2 million (a cumulative US$15.7 million for the nine month period ended September 30, 2007). For the corresponding period in 2006 total billings amounted to US$9.4 million and a cumulative US$21.8 million. Those amounts were higher in 2006 since the Company had completed final settlement billings of US$3.7 million including US$2.3 million in the third quarter of 2006, compared with US$1.0 million and none during the third quarter of 2007.

The pilot-mining program provides essential data on costs, logistics, grade, recovery and metallurgy that will serve for a feasibility study on the Bolivar property. The objective of the program is to generate sufficient cash flow from zinc and copper concentrate production to help finance development and exploration at the Bolivar project.

It is important to note that the Bolivar Mine property has not yet reached the commercial production stage. The completion of a feasibility study is required to confirm the economic viability of a property before a property is brought into commercial production. The pilot-mining program will end with the completion of the feasibility study. Until the Company reaches the commercial production stage, revenue from sales of concentrate from a pilot-mining program prior to commencement of commercial production is recorded as a reduction of the related costs and deferred exploration expenses capitalized to the Bolivar Mine property.

If the accumulated revenue from sales of concentrate from the pilot-mining program exceeds the related accumulated costs and deferred exploration expenses, then the excess cost recovery is included in long-term liabilities until (i) the situation is reversed, or (ii) commercial production has begun, at which time it will be net against construction costs, if any, of the new facilities, or (iii) the property is abandoned.

1.5 Results of Operations

Corporate

During the three-month period ended September 30, 2007, the Company incurred a loss of $1,885,151 ($0.02 per share) (a cumulative loss of $5,504,772 ($0.05 per share) for the nine-month period ended September 30, 2007) compared with a loss of $406,545 ($0.01 per share) (a cumulative loss of $1,495,951 ($0.02 per share)) for the corresponding periods of 2006.

The increase in the quarterly and a cumulative loss is explained as follows:

Income

Interest income amounted to $106,864 (cumulative $438,963) ($89,723 and a cumulative $159,478 for the corresponding 2006 periods) due to higher average level of cash on hands and increased interest rates.

Expenses

During the quarter, due to the adoption as of January 1, 2007 of the new accounting principles related to financial instruments, the Company recorded a loss of $663,807 (a cumulative loss of $994,459 for the nine-month period ended September 30, 2007) on the variation in value of financial instruments (imbedded derivative included in the Company's concentrate sales agreements) reflected in the final settlement billings and provision change in value. Prior to January 1, 2007, any changes in value at the final settlement billing stage or final settlement provision revaluation were recorded as a sales adjustment. As the Company is applying sales of concentrate against the costs of exploration before commencement of commercial production, those changes did not have any effect on the results of operations.

Also following the new rules, the Company recorded, during the quarter, a non monetary loss on change of value of the temporary investment of $561,000 (cumulative loss of $76,500 for the nine-month period ended September 30, 2007).

During the quarter, the Company also recorded a loss on currency exchange of $389,605 due to a decrease in the value of the Mexican peso and the US dollar against the Canadian dollar (a cumulative loss of $1,109,915 for the nine-month period ended September 30, 2007) (a gain of $250,473 and a cumulative loss of $342,936 for the same period in 2006). This loss is mainly attributable to the conversion value of the outstanding final settlement provision into Canadian dollars and of the conversion of monetary assets in Mexico.

During the quarter, the Company recorded a stock-based compensation non-cash cost of $112,200 related to the grant of 150,000 entirely vested options (a cumulative cost of $880,346 for the nine-month period ended September 30, 2007 - 2,215,000 options granted). For the same period in 2006, stock-based compensation costs amounted to $445,185 for a cumulative expense of $761,917 - 4,700,000 options granted).

Total administrative expenses for the quarter amounted to $383,605 (a cumulative amount of $1,357,718 for the nine-month period ended September 30, 2007) compared with $406,234 and a cumulative $1,167,755 for the corresponding period in 2006. This cumulative increase is explained by increased salaries and

personnel, increased office expenses related to the moving of premises, network and communication project expenses.

All other corporate costs including professional and consulting fees and public company related costs are consistent with last year's expenses and budget.

During the quarter, a future income tax recovery provision was recorded in the amount of $224,363 (a cumulative future income tax provision of $30,637 for the nine-month period ended September 30, 2007).

1.6 Summary of Quarterly Results

Quarter ended	Loss $	Loss per share $
September 30, 2007	1,885,151	0.02
June 30, 2007	2,196,390	0.02
March 31, 2007	1,423,231	0.02
December 31, 2006	417,065	< 0.01
September 30, 2006	406,545	< 0.01
June 30, 2006	709,539	< 0.01
March 31, 2006	379,867	< 0.01
December 31, 2005	1,287,232	0.02

1.7 Liquidity and Working Capital

As at September 30, 2007, the Company's working capital amounted to $11,272,523 including $9,039,698 in cash and cash equivalents compared with $26,977,205 as at December 31, 2006, including $19,704,587 in cash and cash equivalents.

Working capital decreased over the quarter due to exploration and development expenditures incurred on the Cusi and Bolivar projects and additional capital and property payments mainly on the Cusi project which amounted to approximately $10.0 million while sales of concentrate amounted to $7.0 million.

Decrease was also due to the reduction in value of 10.3% of the US dollar and of 5.1% of the Mexican peso against the Canadian dollar which affected mainly the provision for final settlement value.

This level of liquidity is sufficient to meet the current liabilities of $2,022,451 and to support operations, property payments and the exploration program for 2007.

As at September 30, 2007, sales tax and other receivables amounted to $1,628,830 ($3,981,826 as at December 31, 2006) and are mostly comprised of Mexican recoverable input tax credits. The amount of IVA receivable from 2005 has been reduced to approximately $260,000, as the Company recovered two additional months. The 2007 filings have been recovered in proper delays. As at September 30, 2007, no allowance was taken with respect to any of the amounts receivable.

Receivables of $1,388,814 as at September 30, 2007, ($3,347,046 as at December 31, 2006) represent the current billing and the adjusted provision for final settlement billings. The decrease in the price of base metals during the third quarter had a negative impact on the final settlement provision estimate as at September 30, 2007 of $889,327 ($1,778,363 as at December 31, 2006). The actual final settlement billings could be higher or lower depending on the fluctuation of commodity prices.

Accounts payable and accrued liabilities amounted to $2,022,451 ($888,403 as at December 31, 2006) and are mainly comprised of current usual business transaction balances.

1.8 Capital Resources, Investing and Financing Activities

The mineral properties of the Company are in the exploration stage and, as such, the Company has no commercial production revenues. The exploration and development of the Company's properties depend on the Company having sufficient funds to carry out its plans. The availability of funds is partially dependent on capital markets. The Company's main sources of financing are the issuance of equity shares.

The Company also carries a pilot-mining program at its Bolivar Mine property and sales of concentrates proceeds which are disclosed in reduction of accumulated costs capitalized to the project are used to finance part of the Company's exploration activities.

The Company did not complete any private placement during the period. For the nine-month period ending September 30, 2007 a total of 574,000 stock options and 996,364 broker compensation options were exercised raising respectively $367,450 and $996,364.

The pilot-mining program at Bolivar generated sales of $17.7 million during the first nine months of 2007.

During the quarter, the Company invested $10.0 million in cost and deferred exploration expenses and capital expenditures for a total cumulative amount of $30.7 million for the nine-month period ended September 30, 2007.

1.9 Financial Commitments

The Company's financial commitments are as follows:

- A five-year lease signed jointly with two other companies in February 2004, at an annual rent of $150,000. The rent is prorated between the three companies on the basis of space used;
- A five-year lease for office premises at an annual rent of $60,000; and
- In order to exercise its various options on the mining properties, the Company must make the following payments:

Year	Amount US$
2007	1,182,000
2008	2,112,500
2009	75,000

1.10 Off-Balance

The Company did not enter into any off-balance sheet arrangement.

1.11 Related Party Transactions

During the period, the Company paid for services provided by companies controlled by officers of the Company. Those services, relating to project management and corporate activities, are essential to the Company and are recorded at their exchange value.

1.12 New Accounting Policies Including Initial Adoption

Effective January 1, 2007, Dia Bras Exploration Inc. adopted the new Canadian Institute of Chartered Accountants ("CICA") handbook sections accounting related to Financial Instruments Section 1530, "Comprehensive Income", Section 3251 "Equity", and Section 3855 "Financial Instruments-Recognition and Measurement".

Section 1530 "Comprehensive Income"

Section 1530 introduced a new requirement to present certain revenues, expenses, gains and losses arising from transactions and other events from non-owner sources, that otherwise would not be immediately recorded in income, in a comprehensive income statement which is now required to constitute a complete set of financial statements. The accumulated effect of comprehensive income or loss can now be found in equity of the Consolidated Balance Sheet as Accumulated Other Comprehensive Income.

Section 3855 "Financial Instruments-Recognition and Measurement"

One of the basic principles of Section 3855 is that fair value is the most relevant measure for financial instruments.

Financial assets must be classified into one of the four following categories:

- Held-to-maturity investments (measured at cost);
- Loans and receivables (measured at amortized cost);
- Held for trading assets (measured at fair value with changes in fair value recognized in earnings immediately);
- Available-for-sale assets, including investments in equity securities, held-to-maturity investments that an entity elects to designate as being available for sale and any financial asset that does not fit into any other category (measured at fair value with changes in fair value accumulated in Other Comprehensive Income until the asset is sold).

Financial liabilities, which include long-term debt and other similar instruments, must be accounted for at amortized cost, except for those classified as held for trading, which must be measured at fair value.

Sales of concentrate: Effective January 1, 2007, final settlement billings adjustments are recorded in the Consolidated Statements of Operations and Deficit instead of an adjustment to sales of concentrate which before commencement of commercial production in accordance with the company accounting policy is recorded as a reduction of the related deferred exploration expenses.

Variation of value provision for final settlement due to commodity prices and exchange rate changes are also recorded in the Consolidated Statements of Operations and Deficit.

1.13 Critical Accounting Policies

Financial Instruments – Recognition and Measurement

Refer to section 1.12 above.

This represents a critical accounting policy since it will have an impact on the consolidated financial statements, as the embedded derivative included in the sales agreement for concentrate will need to be recorded at the fair value at each balance sheet date with the corresponding change in fair value recorded in the Consolidated Statements of Operations and Deficit. Prior to January 1, 2007, change in value was recorded as an adjustment to sales and therefore as a reduction of the related deferred exploration expenses in accordance with the Company accounting policy.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where management judgment is applied are allowance for doubtful accounts, asset valuations, contingent liabilities, and future income taxes. Actual results could differ from those estimates, and such differences could be material.

Mining assets

Mining assets include mining rights and options to acquire interests in mining properties, deferred exploration expenses, land, exploration buildings and equipment, supplies inventory that will be used for exploration, and deposits on future mining assets. All costs directly related to foreign projects are capitalized.

Costs and deferred exploration expenses

Costs and exploration expenses are deferred until the economic viability of the project has been established, at which time costs are added to property, plant and equipment. Costs are written off when properties are abandoned or when cost recovery is uncertain. Management has defined uncertainty as either there being no financial resources available for development over a period of three consecutive years or results from exploration work not warranting further investment.

Proceeds from the sale of a mining asset are applied against related carrying costs, and any excess is reflected as a gain in the Consolidated Statements of Operations and Deficit. In the case of a partial sale, if carrying costs exceed the proceeds, only the loss is reflected.

Revenue from sales of concentrate from a pilot-mining program prior to commencement of commercial production is recorded as a reduction of the related costs and deferred exploration expenses and is recognized when the following conditions are met:

- persuasive evidence of an arrangement exists;
- delivery has occurred under the terms of the arrangement;
- the price is fixed or determinable; and
- collection is reasonably assured.

The Company's concentrate is sold under pricing arrangements whereby final settlement prices are determined by quoted market prices in a period subsequent to the date of sale. The concentrate is provisionally priced at the time of shipment on known prices at that time and thereafter adjusted to reflect changes using forward prices for the expected month of the final settlement. Subsequent variations of the price are recorded in the Consolidated Statement of Operations and Deficit.

If the accumulated revenue from sales of concentrate from the pilot-mining program exceeds the related costs and deferred exploration costs, then the excess cost recovery is included in long-term liabilities until (i) the situation is reversed, or (ii) commercial production has begun at which time it will be netted against construction costs, if any, of the new facilities, or (iii) the property is abandoned.

The Company assumes that commercial production on the Bolivar project will commence no later than at the end of 2009. Commercial production has been defined as being the stage where the Company reaches a production level of 65% of mill capacity for a consecutive period of 90 days within a maximum period of six months. The production level will be calculated on the rated capacity of an on-site mill.

This represents a critical accounting policy, as it will impact the presentation of revenues and expenses from mining activities, which are currently recorded as a reduction of the related costs and deferred exploration expenses instead of being included in the determination of net income.

The inventory from pilot mining is recorded at the lower of cost and net realizable value.

Asset retirement obligations

Asset retirement obligations are recognized at fair value in the period in which the Company incurs a legal obligation associated with the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and amortized over its remaining useful life. The liability is accreted using a credit-adjusted, risk-free interest rate.

This represents a critical accounting policy, as the Company, based on its review of the status of its operations under the current Mexican environmental legislation, determined it does not carry any asset retirement obligation and therefore, has not recognized such obligation.

A liability stemming from any asset retirement obligation will be recorded in the period in which such obligation arises.

1.14 Financial Instruments and Other

The Company does not use financial or other instruments, however management considers that an imbedded derivative is included in the Company's concentrate sales agreements.

1.15 Risk and Uncertainties

Business risk

The exploration for and development of mineral deposits involve significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. All the Company's mining properties are at the exploration stage. There is no assurance that the Company's exploration programs will result in any discoveries of commercial ore bodies.

The Company has numerous competitors with greater financial, technical and other resources.

Land title

The Company is taking reasonable measures in accordance with industry standards for properties at that stage of exploration to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers and title may be affected, amongst other things, by undetected defects.

Capital needs

The exploration, development, mining and processing of the Company's properties will require substantial additional financing. The only current sources of future funds available to the Company are the sale of additional equity capital, the borrowing of funds and sales of concentrate through its pilot-mining activities. There is no assurance that such funding will be available to the Company or that it will be obtained on terms favourable to the Company or will provide the Company with sufficient funds to meet its objectives, which may adversely affect the Company's business and financial position. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all of the Company's properties or even a loss of property interest.

Regulation and environmental requirements

The activities of the Company require permits from various governmental authorities and are subject to bylaws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, environmental protection and other matters. Increased costs and delays may result from the need to comply with applicable laws and regulations. If the Company is unable to obtain or renew licenses, approvals and permits, it may be curtailed or prohibited from proceeding with exploration or development activities.

Commodity prices

The Company is exposed to commodity price risk for variations in concentrate prices, as final prices are determined by quoted market price in a period subsequent to the date of sale. The Company does not use derivative instruments to mitigate this risk.

Uninsured risks

The Company's business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in mining, monetary losses, and possible legal liability.

Foreign exchange risk

The Company's sales of concentrate and part of its purchases are denominated in foreign currencies, primarily in U.S. dollars and Mexican pesos. Consequently, certain assets and liabilities, namely cash and cash equivalents, receivables, sales tax and other receivables, accounts payable and accrued liabilities, as well as certain revenues and expenses, include amounts that are exposed to currency fluctuations.

Credit risk

The Company is subject to concentrations of credit risk through cash and cash equivalents, receivables, and sales tax and other receivables. The Corporation maintains substantially all of its cash and cash equivalents with major financial institutions in Canada and in Mexico. Therefore, credit risk of counterparty non-performance is remote. The totality of the Company's receivables is with a sole client and is subject to normal credit risks. The totality of sales tax receivable is with the Government of Mexico, and, as such, management believes it also represents a normal credit risk.

Interest rate risk

The Company's receivables, sales tax and other receivables, and accounts payable and accrued liabilities are non-interest bearing. Cash and cash equivalents bear interest at variable and fixed rates.

1.16 Outlook

The Company is currently planning its 2008 exploration program. Recent excellent results of sampling and analysis at the unexplored Minerva area (Cusi district) has outlined additional drilling target for 2008.

The Company obtained a positive recommendation from the NI43-101 preliminary assessment report from Geostat International and will pursue its plan of action in terms of exploration commitment, to bring the Bolivar project to the next level in view of an eventual commercial production status.

During the fourth quarter, the Company will complete its 2007 drilling program on both Cusi and Bolivar which should bring a total combined of 45,000 metres of drilling just a little bit short of its objectives of 50,000 metres.

The Company will start marketing its produced silver concentrate looking for a selling agreement of its eventual Cusi pilot-mining production.

The Company's objectives for the remainder of 2007 and for 2008 are as follows:

- Plan an aggressive exploration program to expand existing resources at Bolivar;
- Continue pilot production and positive cash flow from Bolivar with the view to move this property into commercial production status;
- Plan a pre-feasibility or feasibility study at Bolivar to build a mill on-site and reduce cash production costs;
- Continue exploration at Cusi for the definition of NI43-101 resource;
- Emphasize cost control in all areas of the organization;
- Blue sky exploration outside Bolivar and Cusi mining areas;
- Initiate pilot mining at Cusi.

1.17 CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

There have been no changes in the Company's internal control over financial reporting that have occurred during the quarter ended September 30, 2007 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

1.18 Other Requirements

(a) Additional information is available on SEDAR at www.sedar.com and on the Company's Website at www.diabras.com.

(b) (i) NATIONAL INSTRUMENT 51-102 - SECTION 5.3

Analysis of costs and deferred exploration expenses

	Bolivar $	Cusi $	Promontorio $	For the nine-month period ended September 30, 2007 Total $	For the year ended December 31, 2006 Total $
Balance - Beginning of period	3,285,792	7,188,433	1,197,930	11,672,155	13,537,347
Costs and deferred exploration expenses					
Property acquisition and related costs	98,360	1,097,694	-	1,196,054	3,491,849
Sampling	676,329	781,286	-	1,457,615	393,403
Geology consulting and management	671,691	593,391	-	1,265,082	1,361,780
Geophysical survey	-	-	-	-	6,915
Drilling and mining development	3,591,426	3,532,257	-	7,123,683	5,863,818
Pilot milling	3,396,627	130,163	-	3,526,790	3,538,455
Supervision and local administrative costs	451,801	209,205	1,652	662,658	1,341,295
Transportation costs	7,214,898	312,621	-	7,527,519	6,969,213
Roads	827	126,963	-	127,790	15,993
Camp costs	1,351,018	914,247	-	2,265,265	1,430,355
Capitalized amortization of exploration buildings and equipment	1,987,585	578,774	146	2,566,505	1,686,739
Stock-based compensation costs	573,794	198,941	163	772,898	1,001,173
	20,014,356	8,475,542	1,961	28,491,859	27,100,988
Write-off of mining assets - Costs and deferred exploration expenses	-	-	(1,199,891)	(1,199,891)	(147,635)
Sales of concentrate	(17,693,193)	-	-	(17,693,193)	(35,588,838)
	2,321,163	8,475,542	(1,197,930)	9,598,775	(8,635,485)
Transfer to (from) excess cost recovery - pilot mining	(2,247,334)	-	-	(2,247,334)	6,770,293
	73,829	8,475,542	(1,197,930)	7,351,441	(1,865,192)
Balance - End of period	3,359,621	15,663,975	-	19,023,596	11,672,155

(ii) NATIONAL INSTRUMENT 51-102 - SECTION 5.4

Disclosure of outstanding securities as at November 27, 2007

Common shares: 111,371,269

Warrants: nil

Compensation options: nil

Options outstanding: 10,318,333

Number of options	Exercise price $	Expiry date
600,000	0.85	October 2008
930,000	0.75	August 2009
400,000	0.75	February 2010
1,353,333	0.30	September 2010
125,000	0.22	September 2010
2,545,000	0.40	February 2011
1,890,000	0.90	September 2011
40,000	0.98	January 2012
1,735,000	1.10	April 2012
250,000	1.28	June 2012
150,000	1.25	July 2012
300,000	0.89	October 2012

Corporate Information

Corporate Head Office

Suite 2750
600 de Maisonneuve Blvd. West
Montréal, Québec H3A 3J2

Tel.: (514) 393-8875
Fax: (514) 393-8513

Ticker symbol

TSX Venture Exchange TSX
Symbol: DIB

Auditors

PricewaterhouseCoopers LLP
Suite 2800
1250 René-Lévesque Blvd. West
Montréal, Québec H3B 2G4

Registrar and Transfer Agent

Computershare Trust Company of Canada

Investor Relations consultant

Nicole Blanchard
Managing Partner
Sun International Communications

Tel.: (450) 627-6600
E-mail: nicole.blanchard@suncomm.com

Investor relations

Nathalie Dion
Investor Relations Manager
Tel.: (514) 393-8875, ext. 241
E-mail: ndion@diabras.com

Leonard Teoli
Chief Financial Officer
Tel.: (514) 393-8875, ext. 226

Website
www.diabras.com

Board of Directors

Thomas L. Robyn
Executive Chairman

Daniel Tellechea

Réjean Gosselin

Robert D. Hirsh

Philip Renaud

André St-Michel

Mario Caron

Eduardo Gonzalez

Officers

Thomas L. Robyn, Ph.D.
Executive Chairman

Daniel Tellechea
President and Chief Executive Officer

André St-Michel, Eng., M.Sc.
Executive Vice-President

François Auclair, M.Sc., Geo., FGAC
Vice-President, Exploration

Leonard Teoli, C.A.
Chief Financial Officer

Luce L. Saint-Pierre, LL.B., C.A.
Corporate Secretary

DIA BRAS exploration

RECEIVED

2008 JAN 16 P 1:11

For Immediate Release
TSX Venture Exchange - DIB
No. 33- 2007

Dia Bras: More High-Grade Silver Values at the Promontorio and Santa Edwiges Mines of the Cusi Project

Montréal, Québec - December 13, 2007- **Dia Bras Exploration Inc. (TSX-V: DIB)** is pleased to report results from its ongoing exploration drilling program on the Cusi property, located in the State of Chihuahua, Mexico.

Due to the size of the property and the high number of potential targets, the Company decided to concentrate its efforts on four interconnecting former mines out of twelve situated in the NW area of the property. Most of the drilling has been aimed at discovering and defining mineralized structural trends and veins within two major sectors of the Cusi Project – Promontorio and Santa Edwiges, both historical producers.

Since the inception of the drilling program in the Cusi District in March 2007, more than 18,000 metres of core drilling have been completed to date, in addition to more than 10,000 metres drilled in 2006. Surface mapping (see press release of November 18, 2007) and surface diamond core drilling (see press release of September 13, 2007) have demonstrated the importance of these two sectors with respect to a resource evaluation.

"These recent results continue to demonstrate the exceptional quality and outstanding potential of the Cusi property, which Dia Bras acquired during 2006, and the commitment of the Company to thoroughly explore the property," said François Auclair, Vice-President Exploration.

PROMONTORIO SECTOR

The silver-rich Promontorio sector continues to deliver elevated silver assays over economic widths. The best results are from hole DC07B131 with an interval of **3.2 metres core length (2.8 metres true width) of 595 g/t Ag**, and from hole DC07B117 that intersected successively **214 g/t Ag over 3.0 metres core length (estimated true width) and 115 g/t Ag over 12.0 metres core length (estimated true width 11.8 m).**

Other important results come from hole DC07B125, which intersected **877 g/t Ag over 1.5 metres core length (1.1 m true width)**, hole DC07B138, which intersected **132 g/t Ag over 9.0 metres core length (6.4 m true width), and hole DC07B115, which intersected 157 g/t Ag over 4.5 metres core length (3.2 m true width).**

At the same time, the Company is conducting a drilling program directed at identifying resources within and adjacent to historical workings (see press release of June 19, 2007) as well as developing underground access through an inclined ramp. As at November 30, some 5,700 metres of core diamond drilling had been completed during 2007 at Promontorio.

The mineralization at Promontorio is associated with fracture-filled, low-sulphidation veins with high precious-metal grades, typical of a high-level epithermal system. The most prominent vein in the sector is Veta A, from which Dia Bras has reported high historical grades as well as drill core data from this vein and from its intersections with crosscutting subsidiary veins (see press release June 7, 2007).

SANTA EDWIGES - SAN ANTONIO - SAN MARINA SECTOR

The best results in this sector are from hole DC07B133, drilled to test the downdip extension of the San Antonio mineralized structure, which intersected **4 metres core length** (true width of 2.8 m) of **2.6 g/t Au, 502 g/t Ag, 1.4% Pb and 0.8% Zn, including 9.1 g/t Au, 1 815 g/t Ag, 1.96% Pb and 1.32% Zn over 1 metre core length (true width of 0.7m).** A section of the drill hole DC07B133 is available on the Company's web site at: http://www.diabras.com/en/pdf/newscenter/ DC07B133.pdf.

DC07B110, drilled to test the eastern extension of the San Antonio pit, at level 1650, which intersected **10.5 metres core length (true width of 7.4) of 100 g/t Ag and 1.7% Zn and 0.6 % Pb.** In terms of base metal contents, the best hole is DC07B118, drilled under the San Antonio pit, also drilled to intersect the 1650 level and below it, which intersected **8.1% Pb, 20.5% Zn and 77 g/t Ag over a true width of 1.5 metres.**

In Santa Edwiges, Dia Bras is driving a ramp to access an historically identified ore shoot and conducting diamond core drilling to identify potential resources. As of November 30th, drilling of some 10,500 metres has been done (+6000 at Santa Edwiges, + 3000 at Santa Marina, and +1700 at San Antonio) in that sector.

The Santa Edwiges - San Antonio - San Marina sector consists of multiple fracture-filled quartz-carbonate veins containing high sulphide contents that are typical of the base metal portion (Pb, Zn, Cu) of a zoned, low-sulphidation epithermal vein. This base metal portion of the vein transits upwards to the precious metals (Au, Ag) portion of the vein.

Recent drilling results from the Promontorio Sector:

Drill hole	From	To	Interval (m)	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	True Width
DC07B111	119.0	120.5	1.5	0.0	164	0.0	0.1	0.2	1.1
DC07B113	No mineralisation								
DC07B115	126.5	128.0	1.5	0.0	101	0.0	0.1	0.3	1.1
	174.5	179.0	4.5	0.0	157	0.0	0.2	0.3	3.2
	206.0	207.5	1.5	0.5	115	0.0	0.6	0.1	1.1
DC07B117	63.5	66.5	3.0	0.1	214	0.0	0.1	0.1	3.0
	71.0	72.5	1.5	0.0	170	0.0	0.0	0.0	1.5
	156.5	168.5	12.0	0.1	115	0.0	0.1	0.1	11.8
DC07B119	116.6	117.0	0.4	0.0	127	0.0	0.3	0.3	0.3
DC07B121	No mineralisation								
DC07B122	No mineralisation								
DC07B123	No mineralisation								
DC07B125	74.5	76.0	1.5	0.0	877	0.2	0.1	0.1	1.1
	88.0	88.4	0.4	0.0	182	0.1	0.5	0.4	0.3
	95.5	97.0	1.5	0.0	149	0.0	0.1	0.1	1.1
	134.5	136.0	1.5	0.0	104	0.0	0.1	0.2	1.1
DC07B126	No mineralisation								
DC07B127	No mineralisation								
DC07B128	No mineralisation								
DC07B131	81.30	84.50	3.20	0.01	595	0.10	0.10	0.20	2.26
	110.60	111.60	1.00	0.09	405	0.10	0.30	0.30	0.71
	216.50	218.00	1.50	0.05	131	0.10	0.40	0.20	
DC07B132	86.20	86.80	0.60	0.13	469	0.10	0.20	0.50	
	103.50	105.00	1.50	0.01	75	0.00	0.30	0.40	
	117.00	118.50	1.50	0.02	423	0.10	0.20	0.20	
	144.00	147.00	3.00	0.01	138	0.00	0.20	0.20	
DC07B135	24.50	26.00	1.50	0.08	118	0.00	0.00	0.00	
DC07B137	179.00	186.05	7.05	0.07	125	0.00	0.10	0.20	
DC07B138	42.50	44.00	1.50	0.02	107	0.00	0.10	0.10	
	86.00	87.50	1.50	0.01	97	0.00	0.10	0.20	
	90.50	92.00	1.50	0.01	236	0.10	0.20	0.30	
	161.00	170.00	9.00	0.05	131	0.10	0.20	0.20	

Recent drill results from Santa Edwiges – San Antonio – San Marina Sector:

Drill Hole	From	To	Interval (m)	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	True Width
DC07B110	150.0	151.5	1.5	0.0	5	0.0	0.3	1.1	1.1
	307.5	309.0	1.5	0.4	320	0.0	0.1	0.2	1.1
	331.5	333.0	1.5	0.0	7	0.0	0.5	1.8	1.1
	409.5	411.0	1.5	0.3	266	0.0	0.1	0.2	1.1
	468.0	474.0	6.0	0.0	10	0.1	0.6	1.6	4.2
	499.5	502.5	3.0	0.0	13	0.0	0.1	1.1	2.1
	520.5	531.0	10.5	0.1	100	0.1	0.6	1.7	7.4
	520.5	522.0	1.5	0.2	90	0.2	2.4	5.6	1.1
	522.0	523.5	1.5	0.1	153	0.1	0.5	0.9	1.1
	550.5	552.0	1.5	0.1	116	0.1	0.5	0.8	1.1
DC07B112	108.5	110.0	1.5	0.0		0.0	0.7	1.2	1.1
	156.5	165.5	9.0	0.1	43	0.0	0.6	1.1	6.4
	164.0	165.5	1.5	0.4	43	0.0	0.8	1.6	1.1
DC07114	189.5	193.7	4.2		107	0.0	3.0	1.7	3.0
	191.0	191.6	0.6			0.2	16.4	5.4	0.4
DC07B116B	No mineralisation								
DC07B118	184.5	186.0	1.5	0.0	5	0.0	0.8	0.6	1.1
	219.2	220.7	1.5	0.2	40	0.0	2.3	6.4	1.1
	427.5	429.0	1.5	0.1	5	0.1	8.1	20.5	1.5
DC07B120	No mineralisation								
DC07B124	179.0	180.5	1.5	0.1	28	0.0	0.9	0.7	
DC07B129	108.5	110.0	1.5	0.0	8	0.0	0.7	0.6	1.1
	132.5	134.0	1.5	0.0	5	0.0	0.7	0.6	1.1
	140.0	143.0	3.0	0.7	8	0.0	1.4	0.6	2.1
	161.0	162.5	1.5	0.2	5	0.0	0.9	0.5	1.1
	165.5	167.0	1.5	0.1	8	0.0	0.9	0.8	1.1
	170.0	176.0	6.0	0.2	23	0.0	1.3	0.4	4.2
DC07B130	159.0	160.5	1.5	0.0	8	0.0	0.4	1.0	1.1
	173.2	177.1	3.9	0.4	27	0.0	3.1	2.0	2.8
	180.0	183.0	3.0	0.6	8	0.0	1.2	1.5	2.1
	189.0	190.5	1.5	0.1	48	0.0	0.7	0.6	1.1
	281.5	281.9	0.4	0.2	8	0.0	0.5	3.7	
	314.0	318.0	4.0	0.0	19	0.1	0.5	1.7	
	342.0	355.0	13.0	0.0	9	0.0	0.6	1.1	
	405.3	405.9	0.6	0.2	19	0.0	0.0	0.1	
DC07B133	185.0	189.0	4.0	2.6	502	0.1	1,4	0.8	2.8
Including	185.0	186.0	1.0	9.12	1815	0.07	1.96	1.32	
DC07B134	66.5	68.0	1.5	0.4	82	0.0	0.2	0.1	1.1
	123.5	125.0	1.5	0.0	10	0.0	0.6	0.8	1.1
DC07B136	169.2	170.0	0.8	0.2	46	0.0	0.7	0.4	
	254.0	255.0	1.0	0.0	12	0.1	0.6	1.0	

Method of analysis

Half-split diamond-drill core samples sent for analysis were prepared by ALS Chemex sample preparation laboratory in Chihuahua, Mexico, and assayed for Ag by AA on 50 g split sample at the ALS Chemex Vancouver laboratory. Assays for Pb, Zn and Cu are done by Induction Coupled Plasma (ICP) at ALS Chemex, Vancouver.

Quality control
The quality assurance-quality control (QA-QC) of Dia Bras has been described in detail in Roscoe Postle Associates' 43-101 report of December 2006 on Cusi.

The technical content of this news release has been approved by François Auclair, P. Geo. and Vice-President, Exploration of Dia Bras, a Qualified Person as defined in NI43-101.

About Dia Bras
Dia Bras is a Canadian exploration mining Company focused on precious and base metals in the State of Chihuahua, in northern Mexico. The Company is committed to developing and adding value to its assets - the Bolivar copper-zinc project and the Cusi silver mining camp. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

For further information on Dia Bras visit www.diabras.com or contact:

Thomas L. Robyn
Executive Chairman
Dia Bras Exploration
(514) 393-8875 ext. 241

Daniel Tellechea
President & CEO
Dia Bras Exploration
(514) 393-8875 ext. 241

Nicole Blanchard
Managing Partner
Sun International Communications
(450) 973-6600

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward-looking statements:

Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements which involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.


Az. 13°
2100
2000
1900
1800
DDH No. DC07B133
Elev. 2096.10
El TASCATE
Level 1
SAN ANTONIO
OPEN PIT
DDH No. DC07B091
DDH No. DC07B091
40.5 / 0.1; 100; 0.1;1.8; 2.1
DDH No. DC07B133
4.0/ 2.6; 502; 0.1;1.4; 0.8
including
1.0/ 9.12; 1915;0.07;1.96; 1.32
S. Marina Vein
Level Providencia
LEGEND
Mineralized intercept
Diamond drilling results:
Length (m) / g/t Au; g/t Ag; % Cu; % Pb; % Zn
Mineralized structures
Fault
Alterated zone
Inferred mining works
100 m
ND 12/12/2007

DIA BRAS exploration

Santa Edwiges - San Antonio
San Marina Sector
Drill Hole DC07B133

DIA BRAS exploration

For Immediate Release
TSX Venture Exchange - DIB
No. 34 - 2007

Dia Bras: High Grade Zones Developed at the Santa Edwiges Mine of the Cusi Project

Montréal, Québec - December 19, 2007– **Dia Bras Exploration Inc. (TSX-V: DIB)** is pleased to report results from its ongoing underground exploration and development program at the Santa Edwiges mine on the Cusi property, located in the State of Chihuahua, Mexico.

The Company has been extending its underground development works to reach the downward extensions of the 085 and Rampa 282 mineralized zones, which are within the upper transition zone between oxidized and reduced levels of the mine (refer to attached longitudinal section). The 085 zone has now been cut on three levels, and assay results have been returned for samples collected on the upper two levels. Results show high grades of silver, lead and zinc in the zone, which is being developed for pilot mining.

"These results are an exciting development for us," stated Daniel Tellechea, President and CEO. "We know from test milling of mineralized rock from the 085 zone at our Malpaso mill that we can produce commercial silver-gold-lead concentrates. A test lot of 128 tonnes of silver-gold-lead concentrates from this zone assaying 3,472 g/t silver, 13.5 g/t gold and 46.7% lead has been shipped to a smelter. The volume of mineralization being developed and prepared for pilot mining from this zone and the others along the Santa Edwiges drift positions Dia Bras to be a silver producer during 2008."

The upper level mineralization of the 085 zone is exposed over a width of 6 metres and a length of 60 metres. It was sampled along 4 lines, with the following results:

Line Location	Samples	Width (m)	Ag g/t	Pb %	Zn %
Drift back	1-4	4.7	267	3.1	4.6
Drift back	14-19	5.3	373	6.7	5.1
Drift wall	21-27	7.9	331	7.6	4.6
Drift wall	29-36	12.5	159	4.5	1.9

The middle level is also exposed over a width of 6 metres and a length of 60 metres. It was sampled along two lines, with the following results:

Line Location	Samples	Width (m)	Ag g/t	Pb %	Zn %
Drift back	107-110	6.1	635.9	3.8	3.0
Drift back	154-157	4.8	282.0	1.1	1.4

Assay results for the lowest level as well as some samples from the upper level are pending.

In addition to the results from the 085 zone, results have been received from a muck sample collected in the Rebaje 219 zone along the 0 level drift. The results are as follows:

Muck Location	Sample	Width (m)	Ag g/t	Pb %	Zn %
Stope 219	Muck	not applicable	220	2.0	2.0

Another mineralized zone, the Rampa 282 zone, is located closest to the mine portal. Assay results from the Rebaje 282 zone on the 0 level are as follows:

Line Location	Samples	Width (m)	Ag g/t	Pb %	Zn %
Fte. 306N back	104-106	2.6	651	5.6	0.2
Fte. 307N back	49-51	3.4	107	0.5	0.2
"	52-54	2.7	200	0.4	0.2
"	61-62	2.4	151	0.8	1.2
"	63-65	2.7	143	0.5	0.1
RPA-314N back	10-11	1.8	392	0.9	0.3
"	12-14	3.2	287	0.6	0.1
"	15-18	3.1	123	1.1	0.6
"	19-22	3.2	513	2.1	0.6
"	23-26	3.5	673	2.2	1.1
"	27-30	3.3	293	1.6	1.4
"	31-33	3.0	242	1.5	1.0
"	34-36	2.3	1,003	2.9	1.4

Additional sample results are pending.

The Rampa 282 zone splays into at least three parallel veins and breccia zones (Fte. 306N, Fte. 307N & RPA 314N) that are each 2-3 metres wide, and each has been exposed along a length of 15 metres on the portal level. The downward extension of this zone is interpreted to have been intercepted by diamond drill hole DC07B091 as shown in the longitudinal section (assay results reported in press release dated May 10, 2007 and shown in table below). The three subzones intercepted in hole DC07B91 are the down-plunge equivalents of these splays. These results indicate a downward plunge length of the zone of at least 100 metres, an indication that significant volumes of mineralized rock can occur at depth not only in this zone but also in Rebaje 219 and 085 zones.

The 085 zone is totally within the transition zone and its samples contain higher Pb and Zn values because the zone is only partially oxidized. The Rampa 282 samples were collected from the bottom part of the oxidized zone, consequently the Pb and Zn values are lower because their sulphide minerals have been destroyed by weathering (oxidation). The deeper parts of Rampa 282 contain higher Pb and Zn contents, as evidenced by the results from hole 91.

Results from drill hole DC07B91 (reported May 10, 2007)

From	To	Width (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
197.0	237.5	40.5	0.07	101	0.1	1.8	2.1
incl. 197.0	203.0	6.0	0.20	336	0.1	2.1	1.3
and 212.0	216.5	4.5	0.20	217	0.2	3.8	2.2
and 230.0	237.5	7.5	0.10	119	0.2	5.1	8.4

Development continues in order to access deeper levels of these mineralized zones.

Method of analysis

Chip, chip-channel and panel-chip samples from the underground faces of the workings were analyzed at the Nichromex lab facilities in Malpaso, Chihuahua, owned by Dia Bras Mexicana. Samples were analyzed for Au, Ag, Cu, Pb and Zn by AA. Samples with Ag values greater than 100 g/t were reanalyzed by FA. Selected samples analyses at the Dia Bras Nichromex (Malpaso) laboratory facilities are sent to Chemex Vancouver laboratory for check assays.

Quality control
The quality assurance-quality control (QA-QC) of Dia Bras has been described in detail in Roscoe Postle Associates' 43-101 report of December 2006 on Cusi.

The technical content of this news release has been approved by François Auclair, P. Geo. and Vice-President, Exploration of Dia Bras, a Qualified Person as defined in NI43-101.

About Dia Bras
Dia Bras is a Canadian exploration mining Company focused on precious and base metals in the State of Chihuahua, in northern Mexico. The Company is committed to developing and adding value to its assets - the Bolivar copper-zinc project and the Cusi silver mining camp. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

For further information on Dia Bras visit www.diabras.com or contact:

Thomas L. Robyn
Executive Chairman
Dia Bras Exploration
(514) 393-8875 ext. 241

Daniel Tellechea
President & CEO
Dia Bras Exploration
(514) 393-8875 ext. 241

Nicole Blanchard
Managing Partner
Sun International
Communications
(450) 973-6600

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward-looking statements:

Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements which involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.

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